Offer for all Outstanding 13-1/2% Senior Subordinated Notes Due 2005
              in Exchange for up to $98,000,000 principal amount of
                   13-1/2% Senior Subordinated Notes Due 2005
                                       of

                                  Foamex L.P.
                           Foamex Capital Corporation

                                The Exchange Offer
 will expire at Midnight, New York City time on July 13, 1998, unless extended
                               ---------------

     Foamex L.P., a Delaware limited partnership ("Foamex") and Foamex Capital Corporation, a Delaware corporation ("FCC" and together with Foamex, the "Issuers"), hereby offer upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (which together constitute the "Exchange Offer") to exchange $1,000 principal amount of the Issuers' 13-1/2% Senior Subordinated Notes due 2005 (the "New Notes") for each $1,000 principal amount of their issued and outstanding 13-1/2% Senior Subordinated Notes due 2005 (the "Old Notes" and, together with the New Notes, the "Notes") from the holders (the "Holders") thereof. The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except that the New Notes have been registered under the Securities Act of 1933, as amended (the "Securities Act"), and, therefore, will not bear legends restricting their transfer and will not contain certain terms providing for an increase in the interest rate on the Old Notes under certain circumstances described in the Registration Rights Agreement (as defined). The New Notes evidence the same debt as the Old Notes and will be issued pursuant to, and entitled to the same benefits under, the Indenture (as defined) governing the Old Notes.


     Interest on the Notes is payable semi-annually in cash on February 15 and August 15 of each year, commencing February 15, 1998. The Notes are redeemable at the option of the Issuers, in whole or in part, at any time on or after August 15, 2000 in cash at the redemption prices set forth herein, plus accrued and unpaid interest and Liquidated Damages (as defined), if any, thereon to the date of redemption. See "Description of Notes--Optional Redemption." In addition, upon the occurrence of a Change of Control (as defined), each Holder of Notes will have the right to require the Issuers to repurchase all or any part of such Holder's Notes at an offer price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the date of purchase. See "Description of Notes--Repurchase at the Option of Holders--Change of Control." On March 16, 1998, Trace International Holdings, Inc. ("Trace Holdings") made a proposal to Foamex International Inc. ("Foamex International"), which, directly or indirectly, owns all of the equity interests in the Issuers, to acquire all of the common stock of Foamex International not presently owned by Trace Holdings and its subsidiaries; consummation of such a transaction would not constitute a "Change of Control." See "Risk Factors---Potential Acquisition of Foamex International." There can be no assurance that, in the event of a Change of Control, the Issuers would have sufficient funds to purchase all Notes tendered. See "Risk Factors--Limitations on Ability to Make Change of Control Payment."

     The Notes are general unsecured obligations of the Issuers, rank subordinate in right of payment to all Senior Debt (as defined), rank pari passu in right of payment to all Pari Passu Debt (as defined) and rank senior in right of payment to all existing and future subordinated indebtedness of the Issuers. The Notes are unconditionally guaranteed (the "Note Guarantees") on a senior subordinated basis by the Subsidiary Guarantors (as defined). The Note Guarantees are general unsecured obligations of the Subsidiary Guarantors, rank subordinate in right of payment to all Senior Debt of the Subsidiary Guarantors, rank pari passu in right of payment to all Pari Passu Debt of the Subsidiary Guarantors and rank senior in right of payment to all existing and future subordinated indebtedness of the Subsidiary Guarantors. As of March 29, 1998, the Notes were subordinated to approximately $448.1 million of Senior Debt and pari passu with approximately $157.0 million of Pari Passu Debt.


     The New Notes will bear interest from and including their respective dates of issuance. Holders whose Old Notes are accepted for exchange will receive accrued interest thereon to, but not including, the date of issuance of the New Notes, such interest to be payable with the first interest payment on the New Notes, but will not receive any payment in respect of interest on the Old Notes accrued after the issuance of the New Notes.

     The Old Notes were originally issued on December 23, 1997 in a transaction not registered under the Securities Act, in reliance upon the exemption provided in Section 4(2) of the Securities Act (the "Initial Offering"). The Issuers are making the Exchange Offer in reliance on the position of the staff of the Securities and Exchange Commission (the "Commission") as set forth in certain no-action letters addressed to other parties in other transactions. However, the Issuers have not sought their own no-action letter and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer as in such other circumstances.
                               ---------------
  See "Risk Factors" beginning on page 12 for a discussion of certain factors that holders of the Old Notes should consider in connection with the Exchange Offer and that prospective investors in the New Notes should consider in connection with such investment.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                 (Cover continued on next page)
                                ---------------
                The date of this Prospectus is June 15, 1998

(Cover continued from previous page)

     Each Holder desiring to participate in the Exchange Offer will be required to represent, among other things, that (i) it is not an "affiliate" (as defined in Rule 405 of the Securities Act) of the Issuers, (ii) it is not engaged in, and does not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution of the New Notes, and (iii) it is acquiring the New Notes in the ordinary course of its business (a holder unable to make the foregoing representations is referred to as a "Restricted Holder"). A Restricted Holder will not be able to participate in the Exchange Offer and may only sell its Old Notes pursuant to a registration statement containing the selling securityholder information required by Item 507 of Regulation S-K of the Securities Act, or pursuant to an exemption from the registration requirement of the Securities Act.

     Each broker-dealer (other than a Restricted Holder) that receives New Notes for its own account pursuant to the Exchange Offer (a "Participating Broker-Dealer") is required to acknowledge in the Letter of Transmittal that it acquired the Old Notes as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with the resale of such New Notes. Based upon interpretations by the staff of the Commission, the Issuers believe that New Notes issued pursuant to the Exchange Offer to Participating Broker-Dealers may be offered for resale, resold, and otherwise transferred by a Participating Broker-Dealer (other than a Restricted Holder) upon compliance with the prospectus delivery requirements, but without compliance with the registration requirements, of the Securities Act. The Issuers have agreed that for a period of 120 days following consummation of the Exchange Offer they will make this Prospectus available to Participating Broker-Dealers for use in connection with any such resale. During such period of time, delivery of this Prospectus, as it may be amended or supplemented, will satisfy the prospectus delivery requirements of a Participating Broker-Dealer engaged in market making or other trading activities. See "Exchange Offer" and "Plan of Distribution."

     Based upon interpretations by the staff of the Commission, the Issuers believe that New Notes issued pursuant to the Exchange Offer may be offered for resale, resold, and otherwise transferred by a Holder thereof (other than a Restricted Holder or a Participating Broker-Dealer) without compliance with the registration and prospectus delivery requirements of the Securities Act.

     The New Notes are new securities for which there is currently no market. The Issuers presently do not intend to apply for listing of the New Notes on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System ("NASDAQ"). There can be no assurance that an active public market for the New Notes will develop.

     Any Old Notes not tendered and accepted in the Exchange Offer will remain outstanding and will be entitled to all the rights and preferences and will be subject to the limitations applicable thereto under the Indenture. Following consummation of the Exchange Offer, the Holders of Old Notes will continue to be subject to the existing restrictions upon transfer thereof. To the extent that Old Notes are tendered and accepted in the Exchange Offer, a Holder's ability to sell untendered Old Notes could be adversely affected. It is not expected that an active market for the Old Notes will develop while they are subject to restrictions on transfer.

     The Issuers will accept for exchange any and all Old Notes that are validly tendered and not withdrawn on or prior to Midnight, New York City time, on the date the Exchange Offer expires, which will be July 13, 1998 (the "Expiration Date"), unless the Exchange Offer is extended by the Issuers in their sole discretion, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended. Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. However, the Exchange Offer is subject to certain conditions which may be waived by the Issuers in their reasonable discretion and to the terms and provisions of the Registration Rights Agreement (as defined). Old Notes may be tendered only in denominations of $1,000 and integral multiples thereof. The Issuers have agreed to pay all of the expenses incurred by them in connection with the Exchange Offer. See "The Exchange Offer--Fees and Expenses."

     This Prospectus, together with the Letter of Transmittal, is being sent to all registered holders of Old Notes as of June 15, 1998.

     The Issuers will not receive any proceeds from this Exchange Offer. No dealer-manager is being used in connection with this Exchange Offer. See "Use of Proceeds" and "Plan of Distribution."

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by Foamex and FCC with the Commission under file numbers 1-11432 and 1-11436, respectively, are incorporated herein by reference:


     1. The Issuers' Quarterly Report on Form 10-Q/A for the fiscal quarter ended March 29, 1998 filed pursuant to Section 13(a) of the Securities Exchange Act of 1934 (the "Exchange Act").

     2. The Issuers' Annual Reports on Form 10-K/A for the fiscal year ended December 28, 1997 (other than the financial information of General Felt Industries, Inc. and Foamex Fibers, Inc.), filed pursuant to Section 13(a) of the Exchange Act.

     3. All other reports filed by Foamex pursuant to Section 13(a) or 15(d) of the Exchange Act since March 29, 1998, consisting of the Issuers' Current Reports on Form 8-K/A dated May 12, 1998 and Form 8-K dated June 11, 1998.


     All documents filed by Foamex pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to termination of this Exchange Offer shall be deemed to be incorporated by reference into the Prospectus and to be a part hereof from the dates of filing of such documents.

     These documents are available without charge upon request from Foamex, 1000 Columbia Avenue, Linwood, Pennsylvania 19061 and its telephone number is
(610) 859-3000.


                             AVAILABLE INFORMATION

     The Issuers have filed with the Commission a Registration Statement on Form S-4 (the "Registration Statement," which term shall include all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act, and the rules and regulations promulgated thereunder, covering the New Notes being offered hereby. This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. These documents are available upon request from Foamex at the address specified above. In order to ensure timely delivery of these documents, any request should be made by July 6, 1998. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to in the Registration Statement are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     Foamex and FCC are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports and other information with the Commission. Reports, proxy statements and other information concerning the Issuers can be inspected without charge at the Public Reference Room maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549. In addition, upon request, such reports, proxy statements and other information will be made available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained upon request from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and its public reference facilities in New York, New York and Chicago, Illinois, at the prescribed rates. Such material may also be accessed electronically at the Commission's site on the World Wide Web located at http://www.sec.gov.

     In the event that the Issuers cease to be subject to the informational reporting requirements of the Exchange Act, the Issuers have agreed that, whether or not they are required to do so by the rules and regulations of the Commission, for so long as any of the Notes remain outstanding, they will furnish to the Holders of the Notes and file with the Commission (unless the Commission will not accept such a filing) (i) all quarterly and annual financial information that would be required to be contained in such a filing with the Commission on Forms 10-Q and 10-K as if the Issuers were required to file such forms, including a "Management's Discussion and Analysis of Results of Operations and Financial Condition" and, with respect to the annual information only, a report thereon by the Issuers' independent accountants and
(ii) all reports that would be required to be filed with the Commission on Form 8-K as if the Issuers were required to file such reports. In addition, for so long as any of the Old Notes remain outstanding, the Issuers have agreed to make available to any beneficial owner of the Old Notes in connection with any sale thereof, the information required by Rule 144A(d)(4) under the Securities Act.

                              PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless the context requires otherwise, the terms "Foamex" and the "Company" refer to Foamex L.P. and its subsidiaries, "FCC" refers to Foamex Capital Corporation, the "Issuers" refers to Foamex and FCC and "Crain" refers to Crain Industries, Inc. and its subsidiaries. Foamex is a wholly owned subsidiary of Foamex International Inc. ("Foamex International"). FCC is a wholly owned special purpose subsidiary of Foamex whose sole business is to act as co-issuer of certain indebtedness of Foamex.


                                  The Company

     Foamex is the largest manufacturer and marketer of flexible polyurethane and advanced polymer foam products in North America. Foamex's products are utilized primarily in six end-markets: (i) carpet cushion and other carpet products, (ii) cushioning foams, including bedding products, (iii) furniture products for furniture manufacturers and packaging, (iv) automotive applications, including trim and accessories, (v) specialty and technical applications, including those for filtration, gasketing and sealing and (vi) consumer products. Foamex is the largest North American producer of foams used for carpet cushion, automotive applications and specialty and technical products and is a leading North American producer of cushioning foams. The Company has recently refocused its business on the flexible polyurethane and advanced polymer foam business by acquiring Crain in December 1997 and previously divesting of non-foam business segments. Management believes that a focus in the foam business will allow Foamex to concentrate management, financial and operational resources and will position Foamex to pursue its growth strategy of developing new products, improving profitability and expanding internationally.

     Foamex sells carpet cushion to its affiliate Foamex Carpet Cushion, Inc. ("Foamex Carpet"), which in turn, distributes carpet cushion to major floor covering retailers such as Sears, Shaw Industries and Home Depot. Foamex supplies cushioning foams to major bedding and furniture manufacturers such as Sealy, Simmons and Ethan Allen. Foamex distributes its automotive foam products to original equipment manufacturers ("OEMs"), including Ford, General Motors and Chrysler, and major tier one suppliers such as Lear Corporation, Johnson Controls and Delphi Automotive Systems. Foamex's specialty and technical foams consist of reticulated foams and other customized polyester and polyether foams used for filtration, reservoiring and consumer products which are utilized worldwide in a wide variety of applications by companies such as Hewlett-Packard and Briggs & Stratton. Foamex distributes consumer products to retailers such as Wal-Mart. Foamex and its predecessors have been developing, manufacturing and marketing polyurethane foam for more than 40 years.


     For 1997, after giving pro forma effect to (i) the Crain Acquisition and the Related Transactions (as defined), (ii) Crain's acquisition of SIMCO Corporation ("SIMCO") in May 1997, and (iii) the assumption of the $129.0 million of Foamex's indebtedness by Trace Foam LLC ("Trace LLC") and the Supply Agreement (as defined) in connection with the GFI Transaction (as defined) Foamex would have had net sales and EBDAIT (as defined) of $1,106.4 million and $110.2 million, respectively. During the same period, the percentage of pro forma net sales generated by carpet cushion and other carpet products, cushioning foams, automotive foams, specialty and technical foams, and consumer products was approximately 18.4%, 48.1%, 21.2%, 6.9% and 5.4%, respectively. Prior to 1997, the cushioning foams and furniture product markets were treated as a single product group; therefore, all historical data in this Prospectus reflects cushioning foam and furniture products as the single product group "cushioning foam."

                              Recent Developments


     On March 16, 1998, Foamex International received a proposal from Trace Holdings to acquire all outstanding shares of common stock of Foamex International not currently owned by Trace Holdings and its subsidiaries for a cash price of $17 per share. There can be no assurance as to whether such a transaction will be consummated, or if consummated the terms of such a transaction and its effect on the Issuers and the Notes; however, such a transaction would not constitute a "Change of Control" for purposes of the Indenture (as defined). See "Risk Factors--Potential Acquisition of Foamex International."

     On February 27, 1998, Foamex International, Foamex, and certain of its affiliates completed a series of transactions (collectively, the "GFI Transaction") designed to simplify Foamex International's corporate structure and to provide future operational flexibility.

     Prior to the consummation of the GFI Transaction, (i) Foamex and Foamex's wholly owned subsidiary, General Felt Industries, Inc. ("GFI"), entered into a Supply Agreement (the "Supply Agreement") and an Administrative Services Agreement (the "Administrative Services Agreement"), (ii) Foamex repaid its outstanding indebtedness to GFI with $4.8 million in cash and a $34.0 million principal amount promissory note (the "Foamex/GFI Note"), supported by a $34.5 million letter of credit under Foamex's credit facility, dated as of June 12, 1997, as amended and restated as of February 27, 1998 (the "Credit Facility"), by and among Foamex, FMXI, Inc. ("FMXI"), the institutions from time to time party thereto as lenders, the institutions from time to time party thereto as issuing banks and The Bank of Nova Scotia ("Scotiabank") and Citicorp USA, Inc., as administrative agents (the "Administrative Agents"), (iii) Foamex contributed to GFI $9.4 million of outstanding net intercompany payables and intercompany loans with GFI, and (iv) Foamex defeased the $4.5 million outstanding principal amount of its 9-1/2% Senior Secured Notes due 2000. See "Certain Relationships and Related Transactions."

     Pursuant to a Transfer Agreement, dated as of February 27, 1998 (the "Transfer Agreement"), by and between Foamex and Trace LLC, Foamex transferred (the "Transfer") to Trace LLC all of the outstanding common stock of GFI, in exchange for (i) the assumption by Trace LLC of $129.0 million of Foamex's indebtedness, and (ii) the transfer by Trace LLC to Foamex of a 1% non-managing general partnership interest in Foamex. The amount of the consideration was arrived at based on an independent, third party appraisal of GFI. As a result of the Transfer, each of GFI and Foamex Fibers Inc. ("Foamex Fibers") ceased being a subsidiary of Foamex and was released from all obligations under Foamex's Senior Subordinated Notes including the Notes.

     Upon consummation of the Transfer, pursuant to an Asset Purchase Agreement, dated as of February 27, 1998 (the "Asset Purchase Agreement"), by and among Foamex Carpet, a wholly owned subsidiary of Foamex International, Foamex International, Trace LLC and GFI, GFI sold substantially all of its assets (other than its owned real estate and the Foamex/GFI Note) to Foamex Carpet in exchange for (i) $20.0 million cash and (ii) a promissory note issued by Foamex Carpet in favor of Trace LLC in an amount of $70.2 million (the "New GFI Note").

     The cash portion of the consideration was borrowed by Foamex under its Credit Facility, which cash portion was then distributed by Foamex to Foamex International and then contributed by Foamex International to Foamex Carpet. The amount of consideration was arrived at based on an independent, third party appraisal of GFI.

     As part of the GFI Transaction, Foamex Fibers, a wholly owned subsidiary of GFI, was merged with and into GFI, and Foamex LLC, a wholly owned subsidiary of Foamex ("FLLC"), was merged with and into Foamex. In addition, FMXI and Crain, both wholly owned subsidiaries of Foamex International and general partners of Foamex, were merged and Crain, as the surviving corporation, subsequently changed its name to FMXI, Inc.

     On December 23, 1997, Foamex International acquired Crain pursuant to a merger agreement with Crain Holdings Corp., a Delaware corporation and holder of all outstanding capital stock of Crain ("Crain Holdings") for a purchase price of approximately $213.7 million, including the assumption of debt, with a face value of approximately $98.6 million (with an estimated fair value of approximately $112.3 million). Foamex International then contributed the assets of Crain, subject to all of its liabilities, and indebtedness to Foamex (the "Crain Acquisition"). Management believes that based on net sales, Crain was the third largest domestic producer of flexible polyurethane foam and foam products in the United States. See "The Crain Acquisition." The Crain Acquisition provided a fully integrated manufacturer, fabricator and distributor of a broad range of flexible polyurethane foam and foam products which are sold to a diverse customer base, principally in the furniture, bedding and carpet cushion markets. Management believes that Foamex's acquisition of Crain (i) strengthens Foamex's market position as the leading North American producer of foam products, (ii) offers increased penetration in the Company's existing product lines and adds complementary products lines such as consumer products, (iii) strengthens the Company's operations geographically, (iv) provides several proprietary foam-producing processes which serve to lower overall production costs and are environmentally friendly, and (v) offers opportunities for significant overhead cost reductions and purchasing and freight cost efficiencies.


     In order to facilitate the Crain Acquisition, the Issuers offered (the "Private Exchange Offer") to a limited number of holders of Crain 13-1/2% Senior Subordinated Notes due 2005 (the "Crain Notes") with whom the Issuers have previously negotiated the terms of the Private Exchange Offer (the "Qualified Holders") to exchange such Qualified Holders' $98.0 million principal amount of Crain Notes for $80.00 in cash and $1,000 principal amount of Old Notes for each $1,000 principal amount of Crain Notes. Such $98.0 million in aggregate principal amount of Crain Notes were retired and cancelled by the trustee of the Crain Notes and the remaining $2.0 million in aggregate principal amount of Crain Notes were redeemed by Crain, all in accordance with the indenture under which the Crain Notes were issued.


                             Competitive Strengths

     Foamex believes that it possesses a number of competitive strengths that have allowed it to become the largest manufacturer and marketer of flexible polyurethane and advanced polymer foam products in North America, including:

     Emphasis on New Product Development. Foamex believes it has one of the leading research and development capabilities in the industry and, as a result, has been awarded more than 100 foam-related patents worldwide. These capabilities provide Foamex with a stream of new products, new applications for existing products, and new processes for foam manufacturing. An example of this capability is variable pressure foaming (VPF[TM]), an innovative manufacturing process currently used in North America only by Foamex, which has been used to create new products such as Reflex[TM]. Reflex[TM] is designed to replace fiberfill in certain cushioning products. Foamex has also recently introduced Plushlife[TM] for the carpet cushion market and Powerthane[TM] for automotive applications. Another technology developed by Foamex is Surface Modification Technology (SMT[TM]), which allows for high volume precision contouring of foam surfaces, thereby improving Foamex's existing products and creating new products such as sculpted bed mattresses.


     Alignment with Key Customers. Foamex has historically maintained a steady revenue base by aligning itself with key customers, many of which have been Foamex's customers for many years. These customer relationships are supported by Foamex's extensive North American network of 58 strategically located facilities, which allows Foamex to deliver products cost effectively on a just-in-time basis. As a result of these relationships, Foamex is able to work with customers during the design phase for new products and new applications, thereby favorably positioning Foamex to be the principal supplier for these products.


     High Quality Products. Foamex is a pioneer in manufacturing and distributing high quality flexible polyurethane and advanced polymer foam products to satisfy the specific needs of customers. During 1996, Foamex completed QS-9000 and ISO-9001 certification for its eight domestic facilities that supply the automotive industry and is pursuing the appropriate certifications for the remainder of its manufacturing facilities. Foamex was one of the first flexible polyurethane foam manufacturers to be QS-9000 certified, demonstrating its commitment to producing the highest quality products and meeting the needs of its customers.

     Low Cost Manufacturing Position. Foamex strives to maintain state-of-the-art manufacturing facilities which utilize recent manufacturing improvements such as the proprietary VPF[TM] and patented SMT[TM] technologies, as well as the latest carbon dioxide converting process. In addition, the Crain Acquisition added improved manufacturing processes such as Cardio, Enviro-Cure and Vertifoam. These technologies are designed to, among other things, maximize the conversion efficiency of raw materials into finished goods and to minimize labor costs. Furthermore, Foamex has implemented a company-wide Continuous Improvement Process program designed to continually increase productivity, reduce costs and improve product quality. In addition, as the largest manufacturer of flexible polyurethane and advanced polymer foam products in North America, management believes that Foamex is able to realize economies of scale in its raw materials procurement, which represent a significant portion of Foamex's manufacturing costs, and recover costs from the use of substantially all of its internally generated trim foam, which is the principal raw material in the production of bonded carpet cushion.


                                Growth Strategy

     Foamex's strategy focuses on (i) developing new proprietary foam products,
(ii) introducing new uses for advanced foam products, (iii) expanding in international markets and (iv) reducing costs through continued emphasis on manufacturing improvements.

     New Proprietary Foam Products. Foamex plans to continue to utilize its significant research and development capability to develop new products. In recent years, Foamex has developed new proprietary technologies, such as

VPF[TM] and SMT[TM], which have been used to create higher margin, value-added products designed to replace existing flexible polyurethane foam products. In addition, the Crain Acquisition added improved manufacturing processes such as Cardio, Enviro-Cure and Vertifoam that will increase Foamex's ability to develop new products. SMT[TM] has allowed Foamex to develop sculpted mattress toppers, mattress pads and bed pillows which are replacing traditional polyurethane foam products due to their superior comfort, quality and value. In certain cases, such as Plushlife[TM], a proprietary carpet cushion designed to replace traditional bonded and prime carpet cushion, Foamex brands these products to create product recognition and to generate higher margins. In addition, Foamex continuously works with its retail customers to develop consumer products.

     New Uses for Foam. Foamex is actively developing new applications for its advanced foam products to replace other materials. In the automotive industry, the number of foam applications has increased from eight per vehicle in 1984 to 20 per vehicle in 1997. For example, Foamex has introduced products such as foam headliners which are replacing fiberglass headliners (the rigid material between the fabric and the metal roof of a car). Reflex[TM] foams, which include cushion wraps and cushion cores and are created using VPF[TM], are advanced polymer cushioning products designed to improve comfort, quality and durability in upholstered furniture and to replace standard fiberfill. Foamex's fastest growing business, specialty and technical foams, focuses on developing customized foam applications for high-growth product markets such as inkjet printer cartridges, nickel-metal hydride batteries and oxygenators for cardio-pulmonary surgery.

     International Expansion. Foamex has positioned itself to take advantage of global opportunities. In Mexico, Foamex has built a new state-of-the-art manufacturing facility, which is expected to meet increasing demand and to allow Foamex to increase market penetration. In Asia, which management believes offers attractive growth opportunities, Foamex entered into a joint venture agreement in 1997 to build and operate fabrication facilities in Singapore and Thailand. These facilities were completed in 1997. Additionally, Foamex has created an alliance with Recticel s.a. ("Recticel"), Europe's largest flexible polyurethane foam manufacturer, which will allow Foamex to better meet the increasing global needs of its automotive customers.
                               ----------------
     The principal executive offices of Foamex are located at 1000 Columbia Avenue, Linwood, Pennsylvania 19061 and its telephone number is (610) 859-3000.

                              The Exchange Offer

The Exchange Offer.....................   The Issuers are offering to exchange
                                          (the "Exchange Offer") up to
                                          $98,000,000 aggregate principal amount
                                          of 13-1/2% Senior Subordinated Notes
                                          due 2005 (the "New Notes") for up to
                                          $98,000,000 aggregate principal amount
                                          of their outstanding 13-1/2% Senior
                                          Subordinated Notes due 2005 (the "Old
                                          Notes"). Upon consummation of the
                                          Exchange Offer, the terms of the New
                                          Notes will be identical in all
                                          material respects (including principal
                                          amount, interest rate, maturity and
                                          ranking) to the terms of the Old Notes
                                          for which they may be exchanged
                                          pursuant to the Exchange Offer, except
                                          that the New Notes have been
                                          registered under the Securities Act,
                                          and, therefore, will not bear legends
                                          restricting their transfer and will
                                          not contain certain terms providing
                                          for an increase in the interest rate
                                          on the Old Notes under certain
                                          circumstances described in the
                                          Registration Rights Agreement (as
                                          defined).

Minimum Condition......................   The Exchange Offer is not
                                          conditioned upon any minimum aggregate
                                          principal amount of Old Notes being
                                          tendered for exchange.

Expiration Date........................   The Exchange Offer will expire at
                                          Midnight, New York City time, on
                                          July 13, 1998, unless extended
                                          (the "Expiration Date").

Exchange Date..........................   The date of acceptance for exchange
                                          for the Old Notes will be the first
                                          business day following the Expiration
                                          Date.

Conditions to the Exchange Offer.......   The obligation of the Issuers to
                                          consummate the Exchange Offer is
                                          subject to certain conditions. See
                                          "The Exchange Offer--Conditions." The
                                          Issuers reserve the right to terminate
                                          or amend the Exchange Offer at any
                                          time prior to the Expiration Date upon
                                          the occurrence of any such condition.

Withdrawal Rights......................   Tenders may be withdrawn at any time
                                          prior to 5:00 p.m. on the Expiration
                                          Date. Any Old Notes not accepted for
                                          any reason will be returned without
                                          expense to the tendering holders
                                          thereof as promptly as practicable
                                          after the expiration or termination of
                                          the Exchange Offer.

Procedures for Tendering Old Notes.....   See "The Exchange Offer--Procedures
                                          for Tendering."

Federal Income Tax Consequences........   The exchange of Old Notes for New
                                          Notes by Holders should not be a
                                          taxable exchange for federal income
                                          tax purposes.

Certain Representations................   Each Holder desiring to participate
                                          in the Exchange Offer will be required
                                          to represent, among other things, that
                                          (i) it is not an "affiliate" (as
                                          defined in Rule 405 of the Securities
                                          Act) of the Issuers, (ii) it is not
                                          engaged in, and does not intend to
                                          engage in, and has no arrangement or
                                          understanding with any person to
                                          participate in, a distribution of the
                                          New Notes, and (iii) it is acquiring
                                          the New Notes in the ordinary course
                                          of its business (a holder unable to
                                          make the foregoing representations is
                                          referred to as a "Restricted Holder").

Transfer Restrictions on New Notes.....   Based upon interpretations by the
                                          staff of the Commission, the Issuers
                                          believe that New Notes issued pursuant
                                          to the Exchange Offer to Participating
                                          Broker-Dealers may be offered for
                                          resale, resold, and otherwise
                                          transferred by a Participating
                                          Broker-Dealer (other than a Restricted
                                          Holder) upon compliance with the
                                          prospectus delivery requirements, but
                                          without compliance with the
                                          registration requirements, of the
                                          Securities Act. The Issuers have
                                          agreed that for a period of 120 days
                                          following consummation of the Exchange
                                          Offer they will make this Prospectus
                                          available to Participating
                                          Broker-Dealers for use in connection
                                          with any such resale. During such
                                          period of time, delivery of this
                                          Prospectus, as it may be amended or
                                          supplemented, will satisfy the
                                          prospectus delivery requirements of a
                                          Participating Broker-Dealer engaged in
                                          market making or other trading
                                          activities. See "Exchange Offer" and
                                          "Plan of Distribution." Based upon
                                          interpretations by the staff of the
                                          Commission, the Issuers believe that
                                          New Notes issued pursuant to the
                                          Exchange Offer may be offered for
                                          resale, resold, and otherwise
                                          transferred by a Holder thereof (other
                                          than a Restricted Holder or a
                                          Participating Broker-Dealer) without
                                          compliance with the registration and
                                          prospectus delivery requirements of
                                          the Securities Act.

Effect on Holders of Old Notes.........   As a result of the making of this
                                          Exchange Offer, and upon acceptance
                                          for exchange of all validly tendered
                                          Old Notes pursuant to the terms of
                                          this Exchange Offer, the Issuers will
                                          have fulfilled a covenant contained in
                                          the Registration Rights Agreement (the
                                          "Registration Rights Agreement") dated
                                          as of December 23, 1997 by and among
                                          the Issuers, General Felt Industries,
                                          Inc. ("GFI"), Foamex Fibers, Inc.
                                          ("Foamex Fibers") and Foamex LLC
                                          ("FLLC"). Holders of the Old Notes who
                                          do not tender their Old Notes in the
                                          Exchange Offer will continue to hold
                                          such Old Notes and will be entitled to
                                          all the rights and limitations
                                          applicable thereto under the Indenture
                                          dated as of December 23, 1997, among
                                          the Issuers, GFI, Foamex Fibers, FLLC,
                                          Crain Holdings Corp. ("Crain
                                          Holdings") and The Bank of New York,
                                          as trustee (the "Trustee"), relating
                                          to the Old Notes and the New Notes
                                          (the "Indenture"). See "Description
                                          of Notes." All untendered, and
                                          tendered but unaccepted, Old Notes
                                          will continue to be subject to the
                                          restrictions on transfer provided for
                                          in the Old Notes and the Indenture.
                                          To the extent that Old Notes are
                                          tendered and accepted in the Exchange
                                          Offer, the trading market, if any,
                                          for the Old Notes could be adversely
                                          affected. See "Risk
                                          Factors--Consequences of Failure to
                                          Exchange."

                                 The New Notes

Issuers................................   Foamex L.P., a Delaware limited
                                          partnership and Foamex Capital
                                          Corporation, a Delaware corporation.

Maturity Date..........................   August 15, 2005.

Interest Payment Dates.................   The New Notes bear interest at the
                                          rate of 13-1/2% per annum, payable
                                          semi-annually in cash on February 15
                                          and August 15 of each year, commencing
                                          August 15, 1998.


Ranking................................   The New Notes are general unsecured
                                          obligations of the Issuers, rank
                                          subordinate in right of payment to all
                                          Senior Debt, rank pari passu in right
                                          of payment to all Pari Passu Debt and
                                          rank senior in right of payment to all
                                          existing and future subordinated
                                          indebtedness of the Issuers. The Note
                                          Guarantees to be executed by any
                                          future Subsidary Guarantors will be
                                          general unsecured obligations of such
                                          Subsidiary Guarantors, rank
                                          subordinate in right of payment to all
                                          Senior Debt of such Subsidiary
                                          Guarantors, rank pari passu in right
                                          of payment to all Pari Passu Debt of
                                          such Subsidiary Guarantors and rank
                                          senior in right of payment to all
                                          subordinated indebtedness of such
                                          Subsidiary Guarantors. As of March 29,
                                          1998, the New Notes were subordinated
                                          to approximately $448.1 million of
                                          Senior Debt and pari passu with
                                          approximately $157.0 million of Pari
                                          Passu Debt. See "Description of
                                          Notes--Subordination."


Optional Redemption....................   The New Notes are redeemable at the
                                          option of the Issuers, in whole or in
                                          part, at any time on or after August
                                          15, 2000 in cash at the redemption
                                          prices set forth herein, plus accrued
                                          and unpaid interest and Liquidated
                                          Damages, if any, thereon to the date
                                          of redemption. See "Description of
                                          Notes--Optional Redemption."

Change of Control......................   Upon the occurrence of a Change of
                                          Control, each holder of New Notes will
                                          have the right to require the Issuers
                                          to repurchase all or any part of such
                                          holder's New Notes at an offer price
                                          in cash equal to 101% of the aggregate
                                          principal amount thereof, plus accrued
                                          and unpaid interest and Liquidated
                                          Damages, if any, thereon to the date
                                          of purchase. See "Description of
                                          Notes--Repurchase at the Option of
                                          Holders--Change of Control." See
                                          "Risk Factors--Potential Acquisition
                                          of Foamex International" and
                                          "--Limitations on Ability to Make
                                          Change of Control Payment."

Note Guarantees........................   The New Notes will be jointly and
                                          severally fully and unconditionally
                                          guaranteed on a senior subordinated
                                          basis by all those Restricted
                                          Subsidiaries (as defined) of the
                                          Issuers required in the future to
                                          execute a Note Guarantee pursuant to
                                          the provisions of the Indenture
                                          described under "Description of the
                                          Notes--Additional Guarantees" and any
                                          other Subsidiary that executes a Note
                                          Guarantee (together, the "Subsidiary
                                          Guarantors"). The obligations of any
                                          Subsidiary Guarantor under its Note
                                          Guarantee is limited to an amount
                                          that would cause such Note Guarantee
                                          not to constitute a fraudulent
                                          conveyance under applicable law. See
                                          "Risk Factors--Certain Creditors'
                                          Rights Considerations."

Certain Covenants......................   The Indenture contains certain
                                          covenants that limit, among other
                                          things, the ability of the Issuers to:
                                          (i) pay dividends, redeem capital
                                          stock or make certain other restricted
                                          payments or investments, (ii) incur
                                          additional indebtedness or issue
                                          preferred equity interests, (iii)
                                          merge, consolidate or sell all or
                                          substantially all of its assets, (iv)
                                          create liens on assets and (v) enter
                                          into certain transactions with
                                          affiliates or related persons. See
                                          "Description of Notes--Certain
                                          Covenants."

     For a discussion of certain factors that should be considered by prospective participants in connection with the Exchange Offer and the Notes, see "Risk Factors."

      SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL INFORMATION


     The following table presents summary historical consolidated financial information of Foamex, for the fiscal years ended December 31, 1995, December 29, 1996 and December 28, 1997, which have been derived from the audited consolidated financial statements of Foamex, and for the first quarter ended March 30, 1997 and March 29, 1998, which have been derived from the unaudited condensed consolidated financial statements of Foamex. The financial statements prior to March 29, 1998 have been restated for the GFI Transaction which was a reorganization of companies under common control. The summary pro forma data give effect to (i) the Crain Acquisition and the Related Transactions, (ii) Crain's acquisition of SIMCO in May 1997, and (iii) the assumption of the $129.0 million of Foamex's indebtedness by Trace LLC and the Supply Agreement in connection with the GFI Transaction. The summary financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto of Foamex and Crain included elsewhere in this Prospectus.



                                                           Fiscal Year (1)                                First Quarter
                                      ---------------------------------------------------------   -----------------------------
                                                                                    Pro Forma
                                          1995          1996           1997            1997            1997            1998
                                                    (In thousands, except ratios)
Statements of Operations Data:
Net sales .........................    $ 725,288     $ 778,651     $  791,869      $1,106,372       $ 194,134      $  284,545
Gross profit ......................       74,217       113,900        117,317         158,822          36,841          43,563
Selling, general and
 administrative expenses ..........       41,154        37,959         47,462          81,573          11,123          17,766
Restructuring and other
 charges (credits) ................       25,093          (955)        22,104          22,104              --              --
Operating income ..................        7,970        76,896         47,751          55,145          25,718          25,797
Income (loss) from
 continuing operations ............      (36,116)       35,196          5,163          (3,983)         15,505           7,123

Other Data:
EBDAIT(2) .........................    $  46,863     $  92,509     $   86,625      $  110,228       $  29,626      $   33,385
Gross profit margin ...............         10.2%         14.6%          14.8%           14.4%           19.0%           15.3%
EBDAIT margin(3) ..................          6.5%         11.9%          10.9%           10.0%           15.3%           11.7%
Capital expenditures ..............    $  17,744     $  20,902     $   31,859      $   32,026       $   6,817      $    6,972

Pro Forma Data:
Cash interest expense (4) .........           --            --             --      $   60,145              --      $   17,428
Ratio of EBDAIT to cash
 interest expense .................           --            --             --            1.83x             --            1.92x
Ratio of net debt to LTM
 Period EBDAIT (5) ................           --            --             --            6.97x             --            6.58x

Cash Flow Data:
Cash flow from operating
 activities .......................    $  26,746     $  24,840     $   13,480              --          22,717         (29,535)
Cash flow from investing
 activities .......................      (36,430)       23,042       (119,634)             --          (1,578)        (18,016)
Cash flow from financing
 activities .......................      (10,163)      (27,350)        94,504              --          (8,779)         41,541



                                                                      As of
                                                                  March 29, 1998
                                                                 ---------------
Balance Sheet Data (at period end):
Cash and cash equivalents ....................................       $  2,972
Total assets .................................................        758,498
Long-term debt ...............................................        711,582


(footnotes on following page)

  Notes to Summary Historical and Pro Forma Consolidated Financial Information

(1) Foamex has a 52-53 week fiscal year ending on the Sunday closest to the end of the calendar year. Each fiscal year presented was 52 weeks.

(2) EBDAIT consists of earnings before depreciation, amortization, interest, income taxes and other non-cash or non-recurring items. EBDAIT is not intended to represent cash flow from operations as defined by generally accepted accounting principles ("GAAP") and should not be considered as an alternative to net income as an indicator of operating performance or to cash flows as a measure of liquidity. In fiscal years 1995, 1996 and 1997, there were additional non-cash or non-recurring items of approximately $38.9 million, $(1.0) million and $22.1 million, respectively. Foamex believes that EBDAIT is a standard measure commonly reported and widely used by analysts, investors and other interested parties and further believes that trends in EBDAIT are similar to trends in operating income, excluding restructuring charges. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of Foamex's operating performance relative to other companies in the industry. However, not all companies calculate EBDAIT using the same methods; therefore, the EBDAIT figures set forth above may not be comparable to EBDAIT reported by other companies. Certain covenants contained in the Credit Facility are based upon measures similar to EBDAIT.
(3) EBDAIT Margin is calculated by dividing EBDAIT by net sales. Foamex believes that EBDAIT Margin is a standard measure commonly reported and widely used by analysts, investors and other interested parties. Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of Foamex's operating performance relative to other companies in the industry. However, see Note 2 above.
(4) Represents cash paid for interest expense. Excludes amortization of debt issuance costs and debt discounts and premiums.
(5) Net debt is defined as total long-term debt (including current maturities) less cash and cash equivalents. LTM (last twelve months) Period EBDAIT is defined as EBDAIT for the prior four fiscal quarters. Foamex believes that the ratio of net debt to LTM Period EBDAIT is a standard measure commonly reported and widely used by analysts, investors and other interested parties. Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of Foamex's operating performance relative to other companies in the industry. However, see Note 2 above. Pro forma LTM period EBDAIT for the period ended March 29, 1998 was approximately $108.2 million.

                                 RISK FACTORS

     In addition to the other information contained in this Prospectus, investors should consider carefully the following factors, which may be generally applicable to the Old Notes as well as the New Notes.

Consequences of Failure to Exchange

     Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws, or pursuant to an exemption therefrom. Except under certain limited circumstances, the Issuers do not intend to register the Old Notes under the Securities Act. To the extent Old Notes are tendered and accepted in the Exchange Offer, the trading market, if any, for the Old Notes not tendered or not accepted for exchange and the price at which they may be sold, could be adversely affected. See "The Exchange Offer."

Substantial Leverage


     As of March 29, 1998, Foamex had long-term debt of approximately $711.6 million, and partners' equity (deficit) of approximately ($164.0) million. For the thirteen weeks ended March 29, 1998, Foamex's ratio of earnings to fixed charges was 1.42 to 1.

     The Issuers will require substantial amounts of cash to fund scheduled payments of principal and interest on their outstanding indebtedness as well as future capital expenditures and any increased working capital requirements. The Issuers' obligation to make principal payments on their debt, for each of the next five fiscal years is approximately $3.9 million, $7.3 million, $45.5 million, $6.9 million and $2.9 million, respectively. Such principal payment obligation may be accelerated in whole or in part in connection with certain asset sales, upon certain transactions constituting a "change of control" as defined under the applicable debt instrument, upon certain debt or equity offerings, as a result of certain excess cash flows and upon the occurrence of an "event of default" as defined under the applicable debt instrument. See "--Potential Acquistion of Foamex International" and "Description of Certain Debt Instruments--Credit Facility." FCC conducts no activity other than being co-obligor on certain indebtedness issued by Foamex. Foamex's ability to generate sufficient cash flow to fund its scheduled payments in the future will depend on its financial and operating performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond its control. Also, the Indenture, the indenture relating to $150,000,000 original principal amount of 9-7/8% Senior Subordinated Notes due 2007 (the "9-7/8% Note Indenture") issued by the Issuers and the Credit Facility restrict, among other things, the Issuers' ability to incur additional indebtedness and grant liens on its properties. The restrictions imposed by the Indenture, the 9-7/8% Note Indenture and the Credit Facility, together with Foamex's leverage, could limit Foamex's ability to respond to changing market and economic conditions, provide for capital expenditures and take advantage of business opportunities. Foamex believes that it will have sufficient cash flow from operations and available borrowings to meet its debt service requirements. However, if Foamex's cash flow and capital resources are insufficient to fund its debt service obligations, Foamex may be forced to refinance all or a portion of its indebtedness or sell assets. There can be no assurance that Foamex would be able to refinance its existing indebtedness or sell assets on terms that are commercially reasonable or at all.


Integration of Crain Acquisition

     The Crain Acquisition has expanded the size and scope of Foamex's operations. Acquisitions, such as the Crain Acquisition, may expose Foamex to particular risks, including, without limitation, diversion of management's attention, the inability to integrate acquired companies into Foamex's operations, assumption of liabilities and amortization of goodwill and other acquired intangible assets, some or all of which could have a material adverse effect on the financial condition or results of operations of Foamex. There can be no assurance that Foamex will be successful in integrating Crain's business into Foamex's operations. In addition, the Crain Acquisition has resulted in Foamex expanding into new product areas, including distributing consumer products. The integration and operation of this new business may place significant demands on Foamex's management and other resources and may expose Foamex to additional liabilities. There can be no assurance that there will be any operating efficiencies between these new businesses and Foamex's existing business or that such businesses can be operated profitably or that Foamex will realize anticipated synergies and operating efficiencies from the combination of the assets of Foamex and Crain. In addition, as a result of the Asset Contribution (as defined), Crain was required to obtain the consent of third parties to the assignment of substantially all of its contracts. Crain did not obtain all of such consents and there can be no assurances that Crain will not lose any valuable contract rights. Moreover, the Crain Acquisition may adversely affect the Company's liquidity. See "The Crain Acquisition."

Partners' Deficit and Charge to Earnings


     As of March 29, 1998, Foamex had a partners' deficit of approximately $164.0 million. There can be no assurance as to when or if such deficit will be eliminated. Foamex believes that such deficit will not have a material adverse effect on its liquidity and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."


Price and Availability of Raw Materials

     Raw materials account for a significant portion of the manufacturing costs of Foamex. The two principal chemicals used in the manufacture of flexible polyurethane foam are toluene diisocyanate ("TDI") and polyol. ARCO Chemical Company, BASF Corporation and The Dow Chemical Company are among Foamex's largest suppliers of raw materials. Foamex generally has alternative chemical suppliers for each major raw material and Foamex believes that it could find alternative sources of supply should it cease doing business with any of its major suppliers. The price of TDI and polyol is influenced by demand, manufacturing capacity and oil and natural gas prices.

     Historically, the price of raw materials has been cyclical and volatile, and Foamex's principal suppliers of raw materials used in the manufacture of flexible polyurethane foam have increased the price of raw materials several times since September 1994. Significant increases in raw material prices could have a material adverse effect on the financial condition or results of operations of Foamex. Foamex attempts to offset raw material cost increases through selling price increases; however, there can be no assurance that Foamex will be successful in implementing selling price increases or that competitive pricing pressure will not require Foamex to adjust selling prices. Results of operations have been and could be adversely affected by delays in implementing, or the inability of Foamex to implement, selling price increases to offset raw material cost increases. For example, Foamex's results of operations in 1995, 1996 and 1997 were adversely affected by net unrecovered raw material costs.

     There can be no assurance that chemical or other suppliers will not increase raw material costs in the future or that Foamex will be able to implement selling price increases to offset any such raw material cost increases.

Subordination; Rights of Senior Lenders


     The Notes will be subordinated to all Senior Debt including the indebtedness under the Credit Facility. The Notes will also be structurally subordinated to creditors (including trade creditors) of Foamex's subsidiaries that are not guarantors of the Notes, including Foamex Canada Inc. and its subsidiaries ("Foamex Canada"), Foamex Mexico Inc. ("Foamex Mexico") and Foamex Asia, Inc. and its subsidiaries ("Foamex Asia"). The incurrence of additional indebtedness by Foamex's Restricted Subsidiaries (as defined) is restricted by the 9-7/8% Note Indenture and the Indenture. See "Description of Notes--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock." By reason of the subordination of the Notes, in the event of insolvency, bankruptcy, liquidation, reorganization, dissolution or other winding-up of the Issuers or upon certain defaults with respect to Senior Debt, creditors who are holders of Senior Debt must be paid in full before the holders of the Notes may be paid. As of March 29, 1998, Foamex had approximately $448.1 million of Senior Debt.


     The assets of the Issuers may be insufficient to pay the amount due on the Notes in the event of any insolvency, bankruptcy, or similar event of default.

Interest Rate Fluctuations

     Variable rate debt comprises a significant percentage of the Company's overall indebtedness and, as a result, future fluctuation in interest rates will have a greater impact on the Company's interest expense than in the past. In addition, as a result of an interest rate swap, the business of Foamex will be significantly more sensitive to prevailing interest rates than under the terms of its fixed rate indebtedness. There can be no assurance that the variable interest payments by Foamex will not increase significantly in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

Certain Creditor's Rights Considerations

     The Exchange Offer may be subject to review under relevant federal and state fraudulent conveyance laws if a bankruptcy, reorganization or rehabilitation case or a lawsuit (including in circumstances where bankruptcy is not involved) were ever commenced by or on behalf of unpaid creditors of the Issuers at some future date. These laws vary among the various jurisdictions. In general, under these laws, if a court were to find that, at the time an obligation (such as the Notes) was incurred or a security interest was granted, either (a) such obligation was incurred or security interest granted with the intent of hindering, delaying or defrauding creditors or (b) the entity incurring the obligation or granting such security interest received less than reasonably equivalent or fair value or consideration in exchange for the incurrence of such obligation or the granting of such security interest and (i) was insolvent or was rendered insolvent by reason thereof, (ii) was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital, (iii) intended to incur, or believed, or reasonably should have believed, that it would incur, debts beyond its ability to pay such debts as they matured (as all of the foregoing terms are defined in or interpreted under the fraudulent conveyance statutes) or (iv) such entity was a defendant in an action for money damages, or had a judgment for money damages docketed against it (if, in either case, after final judgment, the judgment is unsatisfied) (a "Fraudulent Conveyance"), such court could impose legal and equitable remedies, including (x) subordination of the obligation to presently existing and future indebtedness of the entity, (y) avoidance of the issuance of the obligation or granting of the security interest, and direction of the repayment of any amounts paid from the proceeds thereof to a fund for the benefit of the entity's creditors or (z) taking of other action detrimental to the holders of the Notes.

     The measures of insolvency for purposes of determining whether a Fraudulent Conveyance occurred would vary depending upon the laws of the relevant jurisdiction and upon the valuation assumptions and methodology applied by the court. Generally, however, a company would be considered insolvent for purposes of the foregoing if the sum of the company's debts, including contingent unliquidated and unmatured liabilities, is greater than all the company's property at a fair valuation, or if the present fair salable value of the company's assets is less than the amount that would be required to pay the probable liability on its existing debts as they become absolute and matured.

     Pursuant to the terms of the Indenture, the obligations of any Subsidiary Guarantor under its Note Guarantee is limited to an amount that would cause such Note Guarantee not to constitute a fraudulent conveyance under applicable law.

     The Issuers believe that they will receive reasonably fair and equivalent value at the time the New Notes are issued, by virtue of the surrender of a like principal amount of Old Notes. It is possible, however, that a court could conclude differently. Notwithstanding such possibility, however, Foamex believes that at the time of, or as a result of, the issuance of the Notes, Foamex (i) will not be insolvent or rendered insolvent under the foregoing standards, (ii) will not be engaged in a business or transaction for which its remaining assets constitute unreasonably small capital, (iii) does not intend to incur, and does not believe that it will or would incur, debts beyond its ability to pay such debts as they mature and (iv) will have sufficient assets to satisfy any probable money judgment against it in any pending actions. Consequently, Foamex believes that even if one or more elements of the transaction were deemed to involve the incurrence of an obligation or the grant of a security interest for less than reasonably equivalent or fair value, a Fraudulent Conveyance would not occur. Foamex's beliefs with regard to the solvency of Foamex are based in part on Foamex's operating history and analysis of internal cash flow projections, estimated values of assets and liabilities of Foamex at the time of the Exchange Offer. There can be no assurance, however, that a court passing on these issues would adopt the same methodology or assumption or arrive at the same conclusions.

Control of Foamex by Trace Holdings

     FMXI, the managing general partner of Foamex and a wholly owned subsidiary of Foamex International, controls the management and operations of Foamex. Trace Holdings, directly and indirectly through a wholly owned subsidiary, owns approximately 46% of the outstanding common stock of Foamex International. Marshall S. Cogan, Vice Chairman of the Board of Foamex, Foamex International, FMXI and Chairman of Foamex International's Executive Committee, owns or has voting control over a majority of the capital stock of Trace Holdings. Foamex and Trace Foam Company, Inc. ("Trace Foam") have entered into a management services agreement pursuant to which Trace Foam provides Foamex with certain administrative and advisory services. As a result, Trace Holdings is expected to have the ability to direct the activities of Foamex. See "--Potential Acquisition of Foamex International," "Management," "Security Ownership of Certain Beneficial Owners," "Certain Relationships and Related Transactions" and "Description of the Partnership Agreement."

Potential Acquisition of Foamex International

     On March 16, 1998, Foamex International received a proposal from Trace Holdings to acquire all outstanding shares of common stock of Foamex International not currently owned by Trace Holdings and its subsidiaries for a cash price of $17 per share. There can be no assurance as to whether such a transaction will be consummated, or if consummated the terms of such a transaction and its effect on the Issuers and the Notes. The acquisition by Trace Holdings of all of the outstanding common stock of Foamex International would not constitute a "Change of Control" for purposes of the Indenture.


Reliance on Major Customers

     Foamex's five largest customers together accounted for approximately 44.2% of Foamex's net sales in fiscal year 1997 which includes approximately $147.1 million or 18.6% of net sales to Foamex Carpet. For the same period, Foamex's five largest customers together accounted for approximately 32.2% of Foamex's net sales, which would have included $203.6 million or 18.4% of net sales to Foamex Carpet on a pro forma basis after giving effect to the Crain Acquisition and the Related Transactions and the Supply Agreement in connection with the GFI Transaction. Foamex anticipates that in connection with the Crain Acquisition and the Related Transactions, it will lose certain current Foamex customers as a result of the acquisition of businesses that compete with such customers, and that certain customers of both Crain and Foamex will reduce their purchases from the post-Crain Acquisition entity in order to avoid a concentration of suppliers. The loss, or a substantial decrease in the amount, of purchases by any of Foamex's major customers could adversely affect Foamex's financial position and results of operations. See "Business--Customers."

Environmental Liabilities and Regulations

     The past and present business operations of Foamex and the past and present ownership and operation of real property by Foamex are subject to extensive and changing federal, state, local and foreign environmental laws and regulations, including those relating to the use, handling, storage, discharge and disposal of hazardous substances and the remediation of environmental contamination. As a result, Foamex is involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters. Foamex is currently remediating soil and groundwater contamination in excess of state standards at several of its current and former facilities, and is either removing or conducting permanent in place closure of its underground storage tanks ("USTs") pursuant to federal law. Further, Foamex has been designated a Potentially Responsible Party by the United States Environmental Protection Agency with respect to nine sites. Based on information available at this time with respect to potential liability involving these facilities and sites, and in view of indemnification by Trace Holdings and Recticel Foam Corporation ("RFC") associated with the partnership formation of Foamex, Foamex believes that any such liability would not have a material adverse effect on its financial position or results of operations. If management's assessment of Foamex's liability with respect to these facilities and sites is incorrect, such liabilities could have a material adverse effect on Foamex.

     In addition, as a result of the Crain Acquisition, Foamex has become responsible for environmental liabilities associated with the pre-acquisition operations of Crain. Based on information available at this time with respect to potential liability involving these facilities and sites, Foamex believes that any such liability would not have a material adverse effect on its financial position or results of operations. If management's assessment of Foamex's liability with respect to the Crain facilities and sites is incorrect, such liabilities could have a material adverse effect on Foamex.

     Foamex cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist on its properties. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies or stricter interpretation of existing laws, and discovery of new conditions may require additional expenditures by Foamex, some of which may be material. See "Business--Environmental Matters" and "Business--Legal Proceedings."

Litigation

     As of May 15, 1998, Foamex and Trace Holdings were two of multiple defendants in actions filed on behalf of approximately 5,000 recipients of breast implants in various United States federal and state courts and one Canadian provincial court. Some of these actions allege substantial damages, but most of these actions allege unspecified damages for personal injuries of various types. Three of these cases seek to allege claims on behalf of all breast implant recipients or other allegedly affected parties, but no class has been approved or certified by the court. In addition, three cases have been filed alleging claims on behalf of approximately 700 residents of Australia, New Zealand, England and Ireland. Foamex believes that the number of suits may increase. During 1995, Foamex and Trace Holdings were granted summary judgments and dismissed as defendants from all such cases in the federal courts of the United States and the state courts of California. Appeals for these decisions were withdrawn and the decisions are final.


     Although breast implants do not contain foam, certain silicone gel implants were produced using a polyurethane foam covering fabricated by independent distributors or fabricators from bulk foam purchased from Foamex or Trace Holdings. Neither Foamex nor Trace Holdings recommended, authorized, or approved the use of its foam for these purposes. Foamex is indemnified by Trace Holdings for any such liabilities relating to foam manufactured prior to October 1990. Although Trace Holdings has paid Foamex's litigation expenses to date pursuant to such indemnification and Foamex believes Trace Holdings likely will be in a position to continue to pay such expenses, there can be no absolute assurance that Trace Holdings will be able to provide such indemnification. While it is not feasible to predict or determine the outcome of these actions, based on Foamex's present assessment of the merits of pending claims, after consultation with the general counsel of Trace Holdings, and without taking into account the indemnification provided by Trace Holdings, the coverage provided by Trace Holdings' and Foamex's liability insurance and the potential indemnity from the manufacturers of polyurethane foam covered breast implants, Foamex believes that the disposition of matters that are pending or that may reasonably be anticipated to be asserted should not have a material adverse effect on either Foamex's or Trace Holdings' consolidated financial position or results of operations. If Foamex's assessment of liability with respect to these actions is incorrect, such actions could have a material adverse effect on Foamex.

     On or about March 17, 1998, five purported class action lawsuits were filed in the Delaware Chancery Court, New Castle County, against Foamex International, directors of Foamex International, Trace Holdings, and individual officers and directors of Trace Holdings:

     Brickell Partners v. Marshall S. Cogan, et al., No. 16260NC;
     Mimona Capital v. Salvatore J. Bonanno, et al., No. 16259NC;
     Daniel Cohen v. Foamex International Inc., No. 16263;
     Eileen Karisinki v. Foamex International Inc., et al., No. 16261NC and John E. Funky Trust v. Salvatore J. Bonanno, et al., No. 16267.

     A sixth purported class action lawsuit, Barnett Stepak v. Foamex International Inc., et al., No. 16277, was filed on or about March 23, 1998 against the same defendants. The complaints in the six actions allege, among other things, that the defendants have violated fiduciary and other common law duties purportedly owed to Foamex International's stockholders in connection with the Trace Holdings proposal to acquire all of the shares of Foamex International's common stock. The complaints seek, among other things, class certification, a declaration that the defendants have breached their fiduciary duties to the class, preliminary and permanent injunctions baring implementation of the proposed transaction, rescission of the transaction if consummated, unspecified compensatory damages, and costs and attorneys' fees.

     In November 1997, a complaint was filed in the United States District Court for the Southern District of Texas alleging that various defendants, including Crain through the use of the Cardio process licensed from a third party, infringed on a patent held by plaintiff. Foamex is negotiating with the licensor of the process for the assumption of the defense of the action by the licensor; however, the action is in the preliminary stages, and there can be no assurance as to the ultimate outcome of the action.

     Foamex and its subsidiaries are involved in a number of litigation matters which have arisen in the ordinary course of business. Foamex believes that the outcome of these legal proceedings will not have a material adverse effect on Foamex's financial condition or results of operations. See "Business--Legal Proceedings."

Limitations on Ability to Make Change of Control Payment

     The Indenture requires the Issuers, in the event of a Change of Control, to make an offer to repurchase the Notes at 101% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of repurchase. Certain events involving a Change of Control may give rise to a similar repurchase obligation or constitute an event of default under the 9-7/8% Notes Indenture, the Credit Facility or other indebtedness of the Issuers that may be incurred in the future. Moreover, the exercise by the holders of the Notes of their right to require the Issuers to repurchase the Notes may cause a default under the 9-7/8% Notes Indenture, the Credit Facility or such other indebtedness even if the Change of Control does not constitute an event of default. Additionally, there can be no assurance that the Issuers will have the financial resources necessary to repurchase the Notes upon a Change of Control. In addition, the obligation to make an offer to repurchase upon the occurrence of a Change of Control may be waived by the holders of a majority of the outstanding principal amount of the Notes. See "Description of Notes--Repurchase at the Option of Holders--Change of Control."

Competition

     The flexible polyurethane foam market in which Foamex operates is highly competitive. Some of Foamex's competitors are larger than Foamex and may have greater financial and other resources available to them and there can be no assurance that Foamex can compete successfully with such other companies. See "Business--Competition."

Dependence on Certain Industries

     A substantial portion of Foamex's foam products are principally used in the automotive, furniture, bedding and carpet industries. Accordingly, a downturn in such industries could adversely affect Foamex. Furthermore, an overall downturn in the economy could adversely affect the markets which Foamex serves.

Absence of Public Market for the New Notes

     There is no public market for the New Notes, and the New Notes will not be listed on a securities exchange and they may trade at a discount from their principal amount, depending upon a number of factors, including the market for similar securities, prevailing interest rates and the financial condition of the Issuers. Accordingly, no assurance can be given that a holder of New Notes will be able to sell such New Notes in the future or that any such sale will be at a price equal to or higher than the price paid by Holders of such New Notes. See "Plan of Distribution."

     The liquidity of, and trading market for, the Notes also may be adversely affected by general declines in the market for similar securities. Such a decline may adversely affect such liquidity and trading markets independent of financial performance of, and prospects for, the Issuers.

                             THE CRAIN ACQUISITION


     Pursuant to definitive agreements entered into as of December 8, 1997, among Crain Holdings, certain stockholders of Crain Holdings, Foamex International and Merger Acquisition Corp. ("Acquisition Corp."), a wholly owned subsidiary of Foamex International, Foamex International acquired Crain Holdings on December 23, 1997 through the Merger of Acquisition Corp. with and into Crain Holdings (the "Merger"). The aggregate purchase price for the Crain Acquisition was approximately $213.7 million, including the assumption of certain outstanding debt and the issuance of the Notes.

     Prior to the Crain Acquisition, Crain was a fully integrated manufacturer, fabricator and distributor of a broad range of flexible polyurethane foam and foam products which are sold to a diverse customer base, principally in the furniture, bedding and carpeting markets. Management believes that Foamex's acquisition of Crain (i) strengthens Foamex's market position as the leading North American producer of foam products, (ii) offers increased penetration in Foamex's existing product lines and adds complementary products lines such as consumer products, (iii) strengthens Foamex's operations geographically, (iv) provides several proprietary foam-producing processes which serve to lower overall production costs and are environmentally friendly, and (v) offers opportunities for significant overhead cost reductions and purchasing and freight cost efficiencies.


     The purchase price for the Crain Acquisition and related fees and expenses was funded from: (i) the proceeds of $118.0 million of borrowings by Acquisition Corp. (the "Bridge Loan") and (ii) the issuance by Foamex of the Notes.


     Immediately following consummation of the Merger: (i) Crain was merged with Crain Holdings, (ii) Crain contributed its retail business to FLLC, (iii) Crain contributed its interests in FLLC and all of its other assets, subject to all of its liabilities, to Foamex (the transactions described in clauses (i) through (iii) are referred to herein as the "Asset Contribution"), and (iv) Foamex refunded the Bridge Loan through additional borrowings under the Credit Agreement (the "Bridge Loan Refunding") (collectively, the "Related Transactions").

     For a more complete description of the foregoing, see "Description of Certain Debt Instruments" and "Pro Forma Condensed Consolidated Financial Information" included elsewhere in this Prospectus.



                                USE OF PROCEEDS

     Foamex will not receive any cash proceeds from the issuance of the New Notes offered hereby. In consideration for issuing the New Notes as described in this Prospectus, Foamex will receive in exchange Old Notes in like principal amount. The Old Notes surrendered in exchange for the New Notes will be retired and cancelled and cannot be reissued. Accordingly, the issuance of the New Notes will not result in any change in the indebtedness of Foamex.

                                CAPITALIZATION


     The following table sets forth the cash and cash equivalents and the capitalization of Foamex as of March 29, 1998. This table should be read in conjunction with the consolidated financial statements and related notes thereto of Foamex included elsewhere in this Prospectus.



                                                               As of March 29, 1998
                                                               --------------------
                                                                  (In thousands)
Cash and cash equivalents .....................................    $    2,972
                                                                   ==========
Short-term borrowings and current portion of long-term debt ...    $    9,891
                                                                   ----------
Long-term debt
 Credit Facility:
  Term Loan B .................................................        82,713
  Term Loan C .................................................        75,194
  Term Loan D .................................................       108,900
  Revolving credit facility ...................................       124,901
 9-7/8% Senior subordinated notes due 2007 ....................       150,000
 13-1/2% Senior subordinated notes due 2005
  (includes $13,272 of unamortized debt premiums) (1)..........       111,272
 9-1/2% Senior secured notes due 2000 (2) .....................         4,523
 Industrial revenue bonds .....................................         7,000
 Subordinated note payable (net of unamortized
  debt discount of $804).......................................         6,211
 Other ........................................................         6,868
                                                                   ----------
       Total long-term debt ...................................       677,582
                                                                   ----------
Long-term debt--related party
 Foamex/GFI Note ..............................................        34,000
                                                                   ----------

Partners' equity (deficit) ....................................      (163,968)
                                                                   ----------
       Total capitalization ...................................    $  557,505
                                                                   ==========


----------
(1) The Notes have been reflected at their estimated fair market value of $111.7 million with a face value of $98.0 million.


(2) The senior secured notes were defeased on February 27, 1998. Noncurrent assets include approximately $4.8 million in deposits associated with the defeasance of these notes.

            PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION


     The following pro forma condensed consolidated statement of operations for the fiscal year ended December 28, 1997 gives effect to (i) the Crain Acquisition and the Related Transactions, (ii) Crain's acquisition of SIMCO in May 1997, and (iii) the assumption of the $129.0 million of Foamex's indebtedness by Trace LLC and the Supply Agreement as though each such transaction had occurred at December 30, 1996. The pro forma adjustments are based upon available information and certain assumptions that Foamex believes are reasonable.

     The Crain Acquisition was accounted for using the purchase method of accounting. Allocations of the purchase price for the Crain Acquisition have been determined based upon preliminary estimates of fair value and are subject to change. Differences between the amounts included herein and the final allocations are not expected to have a material effect on the pro forma financial information.

     The pro forma condensed consolidated financial statement should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the financial statements and related notes thereto included elsewhere in this Prospectus. This pro forma condensed consolidated statement of operations is presented for illustrative purposes only, and therefore is not necessarily indicative of the operating results that might have been achieved had such events occurred as of an earlier date, nor is it indicative of the operating results which may occur in the future.

           PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                     For the year ended December 28, 1997
                            (dollars in thousands)



                                                         Pro forma     Pro forma                     Pro forma        Pro forma
                               Crain(1)    Simco(1)   Adjustments(2)     Crain     Foamex L.P.     Adjustments(2)    Consolidated
                             ------------ ---------- ---------------- ----------- ------------- ------------------- -------------
Net Sales ..................   $319,021     $6,596       $   --        $325,617     $791,869        $  (11,114)(5)   $1,106,372
Cost of Goods Sold .........    249,516      5,301           --         254,817      674,552            18,181 (6)      947,550
                               --------     ------       ------        --------     --------        ----------       ----------
Gross Profit ...............     69,505      1,295                       70,800      117,317           (29,295)         158,822
Selling, General &
Administrative Expenses.....     40,992        565                       41,557       47,462            (7,446)(7)       81,573
Depreciation &
 Amortization ..............     13,849        180           61 (3)      14,090                        (14,090)(8)           --
Restructuring and Other
 Charges ...................         --         --           --              --       22,104                --           22,104
                               --------     ------       ------        --------     --------        ----------       ----------
Income (Loss) From
 Operations ................     14,664        550          (61)         15,153       47,751            (7,759)          55,145
Interest and Debt
 Issuance
 Expense ...................     17,670        132          462 (4)      18,264       45,253            (2,001)(9)       61,516
Other Income (Expense),
 Net .......................       (285)         8           --            (277)       2,641                --            2,364
                               --------     ------       ------        --------     --------        ----------       ----------
Income (Loss) from
 Continuing Operations
 Before Provision for
 Income Taxes ..............     (3,291)       426         (523)         (3,388)       5,139            (5,758)          (4,007)
Provision (Benefit) for
 Income Taxes ..............         --         --           --              --          (24)               --              (24)
                               --------     ------       ------        --------     --------        ----------       ----------
Income (Loss) from
 Continuing
 Operations ................   $ (3,291)    $  426       $ (523)       $ (3,388)    $  5,163        $   (5,758)      $   (3,983)
                               ========     ======       ======        ========     ========        ==========       ==========

    See notes to pro forma condensed consolidated statement of operations.

                       FOOTNOTES TO PRO FORMA CONDENSED
                     CONSOLIDATED STATEMENT OF OPERATIONS
                            (dollars in thousands)


(1) Crain's statement of operations includes the results of SIMCO from its acquisition date of May 1997. The statement of operations for SIMCO includes its respective pre-acquisition results.

(2) Adjustments relating to Crain's acquisition and related financing of SIMCO. Adjustments for the Crain Acquisition and the Related Transactions.

(3) Increase for the amortization of goodwill associated with the SIMCO acquisition of $61.

(4) Increase in interest and debt issuance expenses associated with the SIMCO acquisition of $462.



(5) Represents adjustment in carpet cushion net sales from Foamex to GFI in accordance
      with the Supply Agreement ..........................................................    $  (4,453)
    Represents the adjustment in carpet cushion net sales from Crain to
      GFI as compared to third parties to be in accordance with the Supply Agreement .....       (6,661)
                                                                                              ---------
                                                                                              $ (11,114)
                                                                                              =========
(6) Represents adjustment in carpet cushion cost of goods sold for Foamex in accordance
      with the Supply Agreement ..........................................................    $  (3,834)
    Reclassification of depreciation expense to cost of goods sold .......................       10,852
    Reclassification of transportation costs from selling, general and administrative
      expenses ...........................................................................       12,963
    Reduction in depreciation expenses ...................................................       (1,800)
                                                                                              ---------
                                                                                              $  18,181
                                                                                              =========
(7) Reclassification of amortization and depreciation expense to selling, general, and
      administrative expenses ............................................................    $   3,238
    Reclassification of transportation costs to cost of goods sold .......................      (12,963)
    Increase in goodwill amortization ....................................................        2,279
                                                                                              ---------
                                                                                              $  (7,446)
                                                                                              =========

(8) Reclassification to cost of goods sold ...............................................    $ (10,852)
    Reclassification to selling, general and administrative expenses .....................       (3,238)
                                                                                              ---------
                                                                                              $ (14,090)
                                                                                              =========

(9) Elimination of historical Crain interest and debt issuance expenses ..................    $ (18,264)
    Interest and debt issuance costs on financings associated with the Crain Acquisition .       21,957
    Net reduction in interest and debt issuance associated with the GFI Transaction ......       (5,694)
                                                                                              ---------
                                                                                              $  (2,001)
                                                                                              =========

       SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF FOAMEX

     The following table presents selected historical consolidated financial information of Foamex for the fiscal years ended January 2, 1994, January 1, 1995, December 31, 1995, December 29, 1996 and December 28, 1997, which have been derived from the audited consolidated financial statements of Foamex and for the first quarter ended March 30, 1997 and March 29, 1998, which have been derived from the unaudited condensed consolidated financial statements of Foamex. The financial statements prior to March 29, 1998 have been restated for the GFI Transaction which was a reorganization of companies under common control. The selected historical consolidated financial information should be read in conjunction with the consolidated and the condensed consolidated financial statements and related notes thereto of Foamex included elsewhere in this Prospectus.




                                                                 Fiscal Year (1)(2)                                First Quarters
                                        ----------------------------------------------------------------   -------------------------
                                                                                                             March 30,     March 29,
                                            1993(3)        1994         1995         1996         1997         1997        1998 (4)
                                                                              (dollars in thousands)
Statements of Operations Data:
Net sales .............................    $579,770      $689,683    $725,288      $778,651    $ 791,869      $194,134    $ 284,545
Gross profit ..........................      73,939       102,939      74,217       113,900      117,317        36,841       43,563
Selling, general and administrative
 expenses .............................      32,186        32,667      41,154        37,959       47,462        11,123       17,766
Restructuring and other charges
 (credits) ............................       5,650            --      25,093          (955)      22,104            --           --
                                           --------      --------    --------      --------    ---------      --------    ---------
Operating income ......................      36,103        70,271       7,970        76,896       47,751        25,718       25,797
Interest and debt issuance expense.....      42,866        40,354      43,386        42,504       45,253        10,666       17,675
Other income (expense), net ...........       1,777           642        (257)        2,162        2,641           821         (274)
                                           --------      --------    --------      --------    ---------      --------    ---------
Income (loss) from continuing
 operations before provision for
 income taxes .........................      (4,986)       30,559     (35,673)       36,554        5,139        15,873        7,848
Provision (benefit) for income
 taxes(5) .............................         136           938         443         1,358          (24)          368          725
                                           --------      --------    --------      --------    ---------      --------    ---------
Income (loss) from continuing
 operations ...........................      (5,122)       29,621     (36,116)       35,196        5,163        15,505        7,123
Income (loss) from discontinued
 operations, net ......................         194         1,230      (5,117)      (42,050)          --            --           --
Extraordinary loss ....................      (9,921)                       --        (1,912)     (48,559)         (679)      (3,123)
                                           --------      --------    --------      --------    ---------      --------    ---------
Net income (loss) .....................    $(14,849)     $ 30,851    $(41,233)     $ (8,766)   $ (43,396)     $ 14,826    $   4,000
                                           ========      ========    ========      ========    =========      ========    =========
Other Data:
Capital expenditures ..................    $ 19,465      $ 17,810    $ 17,744      $ 20,902    $  31,859      $  6,817    $   6,972
Ratio of earnings to fixed
 charges(6) ...........................          --(7)       1.68x         --(7)       1.81x        1.10x         2.39x        1.42x

Balance Sheet Data (at period end):
Cash and cash
 equivalents ..........................    $  3,893      $ 19,947    $    100      $ 20,632    $   8,982      $ 32,492    $   2,972
Total assets ..........................     473,506       534,120     450,395       448,026      735,937       477,582      758,498
Long-term debt ........................     414,445       424,507     422,706       392,617      765,449       389,162      711,582
Partners' equity (deficit)(8) .........     (14,918)      (17,853)    (62,113)      (84,187)    (259,423)      (69,537)    (163,968)


(footnotes on following page)

   Notes to Selected Historical Consolidated Financial Information of Foamex

(1) Foamex has a 52-53 week fiscal year ending on the Sunday closest to the end of the calendar year. Each fiscal year presented was 52 weeks.

(2) All periods presented have been restated to exclude the consolidated financial statements of GFI in connection with the GFI Transaction. See footnote 2 to Foamex's condensed consolidated financial statements as of March 29, 1998 included elsewhere in this Prospectus.

(3) Includes the results of operations of Great Western Foam Products Corporation ("Great Western") from its date of acquisition of May 1, 1993, and thus may not be comparable to other periods. Great Western was subsequently merged into Foamex.

(4) Includes the results of operations of Crain from its date of acquisition of December 23, 1997, and thus may not be comparable to other periods.

(5) Foamex, as a partnership, is not subject to federal and certain state income taxes. Provision for income taxes for all periods presented relates to income taxes for foreign jurisdictions and certain state income taxes of Foamex.

(6) For purposes of computing this ratio, earnings consist of income (loss) before income taxes and extraordinary items and fixed charges, adjusted to exclude capitalized interest. Fixed charges consist of interest expense, including amounts capitalized, and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rental expense).

(7) Earnings were insufficient to cover fixed charges by approximately $5.3 million in fiscal year 1993 and approximately $36.0 million in fiscal year 1995. Earnings before fixed charges for the 1993 and 1995 fiscal years were reduced by non-cash expenses consisting principally of depreciation and amortization of approximately $17.4 million and $18.4 million, respectively.

(8) In connection with restating Foamex's consolidated financial statements, Foamex's investment in GFI has been classified as a reduction of partners' equity and amounted to $64,304, $70,401, $49,509, $97,019, $103,121 and
    $97,723 for 1993, 1994, 1995, 1996, 1997 and March 30, 1997, respectively.
    Upon consummation of these transactions on February 27, 1998, Foamex recorded an increase in partners' equity (deficit) of approximately $113.2 million associated with the assumption of indebtedness by Trace LLC, related expenses and fees and other matters. In addition, Foamex recorded the $20.0 million distribution to Foamex International. See footnote 2 to the condensed consolidated financial statements of Foamex as of March 29, 1998 for further discussion.

        SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF CRAIN

     The following table presents selected historical consolidated financial information of Crain, for the fiscal years ended August 27, 1993, August 26, 1994 and August 25, 1995, the four months ended December 31, 1995 and the year ended December 31, 1996 and the period from January 1, 1997 to December 23, 1997, which have been derived from the audited consolidated financial statements of Crain and the Predecessor (as defined). The selected historical consolidated financial information should be read in conjunction with the consolidated financial statements and related notes thereto of Crain included elsewhere in this Prospectus.


                                                                                      Four
                                                   Predecessor Company               months
                                         ---------------------------------------     ended              Period
                                                       Fiscal Year                December 31,          Ended
                                         --------------------------------------- ------------- -----------------------
                                           1993(1)      1994(1)       1995(1)       1995(1)       1996         1997
                                         ----------  ------------  ------------  ------------  ----------  -----------
Statements of Operations Data:
Net sales ..............................  $180,769     $ 232,826     $ 258,895     $96,463      $306,093      $319,021
Cost of sales ..........................   142,104       180,575       210,459      77,855       243,745       249,516
Selling, general and
 administrative expenses ...............    27,007        28,404        32,673      10,438        35,299        40,992
Depreciation and amortization ..........     4,290         4,962         5,286       2,439         9,295        13,849
                                          --------     ---------     ---------     -------      --------      --------
Operating income .......................     7,368        18,885        10,477       5,701        17,754        14,664
Interest expense .......................     2,016         2,564         3,431       5,156        14,618        15,661
Amortization of deferred
 financing costs .......................        --            --            --         597         1,841         2,009
Other income (expense), net(2) .........      (332)          223         2,510        (103)         (304)         (285)
                                          --------     ---------     ---------     -------      --------      --------
Income (loss) before provision
 for income taxes ......................     5,020        16,544         9,556        (155)          991        (3,291)
Provision for
 income taxes ..........................        --            --            --          91           395            --
                                          --------     ---------     ---------     -------      --------      --------
Net income (loss) ......................  $  5,020     $  16,544     $   9,556     $  (246)     $    596      $ (3,291)
                                          ========     =========     =========     =======      ========      ========
Other Data:
Capital expenditures ...................  $ 11,246     $   6,505     $  11,754     $ 2,141      $ 11,030      $  5,183
Ratio of earnings to
 fixed charges(3) ......................       2.3x          4.4x          2.6x         --(4)       1.05x           --(4)

Balance Sheet Data
 (at period end):
Cash and cash equivalents ..............  $  2,170     $   2,859     $   4,057     $ 1,983      $  6,102      $  2,440
Total assets ...........................    86,470       105,985       121,835     183,858       198,876       217,428
Long-term debt .........................    28,634        35,908        42,263     116,337       118,182       123,838
Stockholder's equity (deficit) .........    34,685        42,371        46,265      24,282        29,842        36,562


(footnotes on following page)

    Notes to Selected Historical Consolidated Financial Information of Crain

(1) Crain changed its year end from a fiscal year ending on the last Friday in August to a calendar year end effective December 31, 1995.

(2) During 1995, the predecessor of Crain (the "Predecessor") recognized a gain of $2,434 on an insurance settlement related to a fire at one of its facilities.

(3) For purposes of computing this ratio, earnings consists of income (loss) before income taxes, extraordinary items and fixed charges, adjusted to exclude capitalized interest. Fixed charges consist of interest expense, including amounts capitalized and the amortization of deferred financing costs, and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rental expense).

(4) Earnings were insufficient to cover fixed charges by approximately $0.2 million in the four months ended December 31, 1995 and $3.3 million for the period ended December 23, 1997. Earnings before fixed charges for the four months ended December 31, 1995 and for the period ended December 23, 1997 were reduced by non-cash expenses consisting principally of depreciation and amortization or approximately $2.4 million and $13.8 million, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Foamex operates in the flexible polyurethane foam and foam products industry. The following discussion should be read in conjunction with the consolidated financial statements and related notes thereto of Foamex included in this Prospectus.


     Foamex is the largest manufacturer and distributor of flexible polyurethane and advanced polymer foam products in North America. During 1997, 1996 and 1995, Foamex's products were utilized primarily in five end-markets; (i) carpet cushion and other carpet products, (ii) cushioning foams, including bedding products, (iii) furniture products for furniture manufacturers and distributors,
(iv) automotive applications, including trim and accessories, and (v) specialty and technical applications, including those for filtration, gasketing and sealing. As a result of the Crain Acquisition, Foamex added a sixth end-market: consumer products, which is included in the first quarter ended March 29, 1998. Foamex has recently refocused its business on the flexible polyurethane and advanced polymer foam business by the Crain Acquisition in December 1997 and the divesting of non-foam business segments. Management believes that a focus in the foam business will allow Foamex to concentrate management, financial and operational resources and will position Foamex to pursue its growth strategy of developing new products, improving profitability and expanding internationally.

     On March 16, 1998, Foamex International announced that its Board of Directors received an unsolicited buyout proposal from Trace Holdings, Foamex International's principal stockholder. Trace Holdings proposed to acquire all of the outstanding common stock of Foamex International not currently owned by Trace Holdings and its subsidiaries for a cash price of $17.00 per share. Also, Trace Holdings informed the Board of Directors that financing for the buyout transaction would be arranged through Donaldson, Lufkin & Jenrette Securities Corporation and The Bank of Nova Scotia/Scotia Capital Markets. As of March 16, 1998, Trace Holdings and its subsidiaries beneficially owned approximately 11,475,000 shares or approximately 46% of the outstanding common stock of Foamex International. In response to Trace Holding's offer, Foamex International's Board of Directors has appointed a special committee to determine the advisability and fairness of the proposed buyout to Foamex International's stockholders other than Trace Holdings and its subsidiaries. Trace Holding's proposed buyout is subject to a number of conditions, including the negotiations of definitive documents (which are expected to contain customary closing conditions); the filing of a disclosure statement and other documents with the Securities and Exchange Commission; regulatory filings; and approval of the transaction by a majority of Foamex International's stockholders.

     On February 27, 1998, Foamex International, Foamex and certain of its affiliates completed a series of transactions designed to simplify Foamex International's corporate structure and to provide future operational flexibility. Prior to the consummation of these transactions, (i) Foamex and Foamex's wholly owned subsidiary, GFI, entered into the Supply Agreement and the Administrative Services Agreement, (ii) Foamex repaid its outstanding indebtedness to GFI with $4.8 million in cash and the Foamex/GFI Note supported by a $34.5 million letter of credit under the Credit Facility, (iii) Foamex contributed to GFI $9.4 million of outstanding net intercompany payables and intercompany loans with GFI, and (iv) Foamex defeased the $4.5 million outstanding principal amount of its 9-1/2% Senior Secured Notes due 2000. The initial transaction resulted in the transfer from Foamex to Trace LLC of all of the outstanding common stock of GFI, in exchange for (i) the assumption by Trace LLC of $129.0 million of Foamex's indebtedness and (ii) the transfer by Trace LLC to Foamex of a 1% non-managing general partnership interest in Foamex. As a result, each of GFI and Foamex Fibers ceased being a subsidiary of Foamex and was relieved from all obligations under the Senior Subordinated Notes including the Notes. Upon consummation of the initial transaction, Foamex Carpet, a newly formed wholly-owned subsidiary of Foamex International, Foamex International, Trace LLC, and GFI entered into the Asset Purchase Agreement, pursuant to which GFI sold substantially all of its assets (other than the Foamex/GFI Note and its operating facility in Pico Rivera, California) to Foamex Carpet in exchange for (i) $20.0 million in cash and (ii) a promissory note issued by Foamex Carpet to Trace LLC in the amount of $70.2 million. The $20.0 million cash payment was funded by a distribution by Foamex. As part of these transactions, Foamex Fibers, a wholly owned subsidiary of GFI, was merged with and into GFI and FLLC, a wholly owned subsidiary of Foamex, was merged with and into Foamex. In addition, FMXI and Crain, both wholly owned subsidiaries of Foamex International and general partners of Foamex, were merged and Crain, as the surviving corporation, subsequently changed its name to FMXI, Inc. Foamex Carpet will conduct the carpet cushion business previously conducted by GFI. Also, Trace LLC has retained ownership of one of GFI's operating facilities which is being leased to Foamex Carpet and the Foamex/GFI Note. These transactions have been accounted for as a reorganization of companies under common control. Accordingly, Foamex's consolidated financial statements have been restated to exclude the consolidated operations of GFI.

     On December 23, 1997, Foamex International acquired Crain pursuant to a merger agreement with Crain Holdings for a purchase price of approximately $213.7 million, including the assumption of debt with a face value of approximately $98.6 million (with an estimated fair value of approximately $112.3 million). Foamex International then contributed the assets of Crain subject to all of its liabilities, and indebtedness to Foamex. In addition, fees and expenses associated with the Crain Acquisition were approximately $13.2 million. The Crain Acquisition provided a fully integrated manufacturer, fabricator and distributor of a broad range of flexible polyurethane foam and foam products which are sold to a diverse customer base, principally in the furniture, bedding and carpet cushion markets. Management believes that the Crain Acquisition (i) strengthens Foamex's market position as the leading North American producer of foam products, (ii) offers increased penetration in Foamex's existing product lines and adds complementary product lines such as consumer products, (iii) strengthens Foamex's operations geographically, (iv) provides several proprietary foam-producing processes which serve to lower overall production costs and are environmentally friendly, and (v) offers opportunities for significant overhead cost reductions and purchasing and freight cost efficiencies. In connection with the Crain Acquisition, Foamex initiated a restructuring/consolidation plan for the two entities. Foamex recorded restructuring charges of $22.1 million relating to the restructuring of Foamex's operations in connection with the Crain Acquisition and the Related Transactions. In addition, Foamex recorded approximately $1.5 million of severance and related costs and $8.5 million for costs associated with the shut down and consolidation of certain acquired facilities in connection with purchase price accounting.


     On June 12, 1997, Foamex International substantially completed a refinancing plan (the "Refinancing Plan") designed to reduce Foamex International's interest expense and increase its financing flexibility. The Refinancing Plan included a tender offer to purchase $373.0 million of Foamex's existing public debt and approximately $116.7 million of Discount Debentures. Also, the Refinancing Plan included the payment of $5.2 million of term loan borrowings under an existing credit facility, and the payment of related fees and expenses. In addition, the tender offer included amending the existing indentures to remove substantially all of the restrictive covenants. Foamex purchased $342.3 million of its public debt and the $116.7 million of Discount Debentures under the tender offer and incurred an extraordinary loss on the early extinguishment of its debt of approximately $44.5 million. The Refinancing Plan was funded by $347.0 million of borrowings under the Credit Facility and the net proceeds from the issuance of $150.0 million principal amount of Senior Subordinated Notes. As a result of the Refinancing Plan, Foamex's long-term debt increased by $150.1 million. Foamex expects the Refinancing Plan to result in increased interest expense as compared to the debt structure prior to the Refinancing Plan, assuming no material changes in interest rates. Foamex's future interest expense will vary based on a variety of factors, including fluctuations in interest rates in general. As a result of the Refinancing Plan, variable rate debt comprised a larger percentage of Foamex's overall indebtedness than in the past, and as a result, future fluctuations in interest rates will have a greater impact on Foamex's interest expense than in the past.

     On October 1, 1997, Foamex redeemed approximately $26.2 million of the approximately $30.7 million of Foamex's outstanding public debt that was not tendered as part of the Refinancing Plan. These redemptions were funded with borrowings under the Credit Facility. In connection with these redemptions, Foamex incurred an extraordinary loss on the early extinguishment of debt of approximately $2.1 million. The remaining outstanding public debt of approximately $4.5 million that was not tendered as part of the Refinancing Plan was defeased in February 1998.


     During 1996, Foamex sold Perfect Fit Industries, Inc. ("Perfect Fit") which comprised the home comfort products business segment of Foamex. The consolidated financial statements of Foamex were restated for discontinued operations and includes a net loss of $41.8 million (net of $1.2 million income tax benefit) on the disposal of this business segment, which includes provisions for operating losses during the phase-out period. (See Note 12 to the consolidated financial statements of Foamex for the fiscal year ended December 28, 1997 for further discussion).

     Foamex's automotive foam customers are predominantly automotive OEMs or other automotive suppliers. As such, the sales of these product lines are directly related to the overall level of passenger car and light truck production in North America. Also, Foamex's sales are sensitive to sales of new and existing homes, changes in personal disposable income and seasonality. Foamex typically experiences two seasonally slow periods during each year, in early July and in late December, due to scheduled plant shutdowns and holidays.

     On April 27, 1998, Foamex's facility in Orlando, Florida was damaged by a fire. Foamex is in the process repairing the damages to the facility and supplying local customers from other facilities. Management believes that Foamex has adequate insurance for business interruption and damages to the facility associated with the fire. After considering Foamex's insurance coverage, Foamex does not believe that the fire will have a significant impact on Foamex's financial position or operations; however, there can be no assurance that the fire will not have a significant impact on Foamex's financial position or operations.

     Operating results for 1998 are expected to be influenced by various internal and external factors. These factors include, among other things, (i) consolidation of the Crain Acquisition, (ii) continued implementation of the continuous improvement program to improve Foamex's profitability, (iii) additional raw material cost increases, if any, by Foamex's chemical suppliers,
(iv) Foamex's success in passing on to its customers selling price increases to recover such raw material cost increases and (v) fluctuations in interest rates.

RESULTS OF OPERATIONS


13 Week Period Ended March 29, 1998 Compared to 13 Week Period Ended March 30, 1997
     Net sales for the first quarter of 1998 were $284.5 million as compared to $194.1 million in the first quarter of 1997, an increase of $90.4 million or 46.6%. Carpet cushion products net sales for the first quarter of 1998 increased 24.0% to $44.9 million from $36.2 million in the first quarter of 1997. Carpet cushion products are exclusively sold to Foamex Carpet. Cushioning products net sales for the first quarter of 1998 increased 86.3% to $97.8 million from $52.5 million in the first quarter of 1997 primarily due to net sales from the Crain operations and increased volume to national bedding customers and fabricators. Furniture products net sales for the first quarter of 1998 increased 39.7% to $39.4 million as compared to net sales of $28.2 million for the first quarter of 1997 primarily due to net sales from the Crain operations. Automotive products net sales for the first quarter of 1998 increased 10.0% to $65.7 million from $59.7 million in the first quarter of 1997 primarily due to increased volume. Technical products net sales for the first quarter of 1998 increased 20.6% to $21.1 million from $17.5 million in the first quarter of 1997 primarily due to increased net sales volume for felted, gasketing, and sealing products. Consumer products net sales for the first quarter of 1998 were $15.6 million. The consumer products category was acquired pursuant to the Crain Acquisition in December 1997.

     Gross profit as a percentage of net sales decreased to 15.3% for the first quarter of 1998 from 19.0% in the first quarter of 1997 primarily due to the shift in product mix for 1998 as a result of the Crain Acquisition. Crain's principal product lines, bedding, furniture and carpet cushion, have inherently lower gross profit margins than Foamex's historical gross profit margins. Also, the gross profit was lower in the first quarter of 1998 since Foamex carried the full individual operating costs of both organizations.

     Income from operations was $25.8 million for the first quarter of 1998 compared to $25.7 million in the first quarter of 1997 primarily due to the Crain Acquisition (discussed above) offset by an increase in selling, general and administrative expenses primarily due to the Crain Acquisition.

     Income before extraordinary loss decreased to $7.1 million for the first quarter of 1998 as compared to $15.5 million for the first quarter of 1997. The decrease is primarily due to approximately $7.0 million increase in interest and debt issuance expense and $0.8 million of costs associated with the transfer of GFI which is included in other income (expense), net. The increase in interest and debt issuance expense is primarily due to the debt incurred in connection with the Crain Acquisition offset by the favorable effects of the Refinancing Plan.

     The extraordinary loss on early extinguishment of debt of approximately $3.1 million during the first quarter of 1998 primarily relates to the write-off of debt issuance costs associated with debt extinguished in connection with the transfer of GFI.



1997 Compared to 1996



     Net sales for 1997 were $791.9 million as compared to $778.7 million in 1996, an increase of $13.2 million or 1.7%. Carpet cushion net sales for 1997 decreased 5.0% to $147.1 million from $154.9 million in 1996. Carpet cushion products are exclusively sold to Foamex Carpet. Cushioning foam net sales for 1997 increased 6.2% to $225.0 million from $211.9 million in 1996 primarily due to increased net sales volume from both new and existing customers of bedding related products. Automotive foam net sales for 1997 increased 1.0% to $234.2 million from $231.9 million in 1996 primarily due to increased volume. Furniture net sales for 1997 were constant at $109.3 million as compared to $109.7 million for 1996. Specialty and technical foam net sales for 1997 increased 8.5% to $76.3 million from $70.3 million in 1996 primarily due to increased net sales volume.

     Gross profit as a percentage of net sales was constant at 14.8% for 1997 compared to 14.6% in 1996 primarily due to increases in product categories with higher margin products offset by the unfavorable impact of unrecovered raw material cost increases.

     Income from operations was $47.8 million for 1997 as compared to $76.9 million in 1996. The decrease was primarily due to 1997 restructuring and other charges of $22.1 million as compared to a restructuring credit of $1.0 million in 1996, and an increase in selling, general and administrative expenses of $9.5 million for 1997 as compared to 1996. The 1997 restructuring and other charges are related to the restructuring of Foamex's operations in connection with the Crain Acquisition. The increase in selling, general and administrative expenses is the result of increases in the provision for uncollectible accounts, employee compensation and incentives, research and development costs, and travel and promotion costs associated with the launching of new products and international expansion.


     Income from continuing operations before provision for income taxes was $5.1 million for 1997 as compared to $36.6 million in 1996. The decrease is primarily due to the reasons cited above. Interest and debt issuance expense increased to $45.3 million in 1997 as compared to $42.5 million in 1996 primarily due to the increased indebtedness associated with the Refinancing Plan.

     Foamex, as a limited partnership, is not subject to federal and certain state income taxes. However, the consolidated financial statements include a provision for income taxes which primarily relates to subsidiaries located in foreign jurisdictions that file separate income tax returns. See Note 13 to the consolidated financial statements for further discussion.

     The extraordinary loss on early extinguishment of debt of $48.6 million primarily relates to the write-off of debt issuance costs and redemption premiums associated with the early extinguishment of long-term debt in connection with the Refinancing Plan.



1996 Compared to 1995



     Net sales for 1996 were $778.7 million as compared to $725.3 million in 1995, an increase of $53.4 million or 7.4%. Carpet cushion net sales for 1996 increased 9.4% to $154.9 million from $141.6 million in 1995. Carpet cushion products are exclusively sold to Foamex Carpet. Combined cushioning foam and furniture foam net sales for 1996 increased 6.6% to $321.6 million from $301.9 million in 1995 primarily due to increased net sales volume from both new and existing customers of bedding related products, increased selling prices initiated at the beginning of 1996. Automotive foam net sales for 1996 increased 5.5% to $231.9 million from $219.8 million in 1995 primarily due to a continued increase in net sales of tri-laminates and composite headliners and increased selling prices initiated at the beginning of 1996. Specialty and technical foam net sales for 1996 increased 13.4% to $70.3 million from $62.0 million in 1995 primarily due to increased selling prices and increased net sales volume.

     Gross profit as a percentage of net sales increased to 14.6% for 1996 from 10.2% for 1995 primarily due to selling price increases and improved material and production efficiencies, which includes (i) selling price increases during 1996 to offset the adverse effect of 1995 and 1994 raw material cost increases,
(ii) reductions in customer deductions for pricing disputes, promotional programs and other matters and (iii) reductions in salaries and other overhead costs associated with the implementation of the 1995 restructuring plan.

     Income (loss) from operations was $76.9 million for 1996 as compared to $8.0 million in 1995. The increase was primarily due to an increase in gross profit margin as discussed above, a decrease in restructuring and other charges (credits) of $26.1 million and a decrease in selling, general and administrative expenses of $3.2 million for 1996 as compared to 1995. The decrease in restructuring and other charges (credits) is comprised of the $25.1 million charge for restructuring and other charges in 1995 plus the net restructuring credit of $1.0 million in 1996. The 1996 net restructuring credit is comprised of the favorable termination of lease agreements and other matters relating to the 1995 restructuring plan, offset by restructuring charges relating to the 1996 restructuring plan which primarily consists of the closure of a facility during 1997. The decrease in selling, general and administrative expenses is the result of reductions in the provision for uncollectible accounts, salaries and employee costs and a reduction in environmental accruals offset by increases in selling expenses associated with the increased net sales volume and management realignment in connection with a 1995 restructuring plan.


     Income from continuing operations before provision for income taxes was $36.6 million for 1996 as compared to a loss from continuing operations before provision for income taxes of $35.7 million in 1995. The increase is primarily due to the reasons cited above and a decrease in interest and debt issuance expense of $0.9 million. The decrease in interest and debt issuance expense is primarily due to a $2.3 million increased benefit from interest rate swap agreements offset by the amount of interest allocated to discontinued operations in 1996 as compared to 1995.

     Foamex, as a limited partnership, is not subject to federal and certain state income taxes. However, the consolidated financial statements include a provision for income taxes which primarily relates to income taxes of subsidiaries located in foreign jurisdictions that file separate income tax returns. See Note 13 to the consolidated financial statements for further discussion.

     The loss from discontinued operations of $42.1 million (net of $2.6 million income tax benefit) in 1996 relates to the net loss on the sale of the home comfort products business segment which consisted primarily of the net assets of Perfect Fit and the operating loss of Perfect Fit through the closing date. See Note 12 to the consolidated financial statements for further discussion.



Foamex Capital Corporation ("FCC")
     FCC is solely a co-issuer of certain indebtedness of Foamex and FCC has no other material operations.


Liquidity and Capital Resources


     Liquidity

     Foamex's operating cash requirements consist principally of working capital requirements, scheduled payments of principal and interest on outstanding indebtedness and capital expenditures. Foamex believes that cash flow from operating activities, cash on hand and periodic borrowings under the Credit Facility, if necessary, will be adequate to meet operating cash requirements. The ability to meet the operating cash requirements of Foamex could be impaired if Foamex were to fail to comply with any of the covenants contained in the Credit Facility and such noncompliance were not cured by Foamex or waived by the lenders. Foamex was in compliance with the covenants in the Credit Facility as of March 29, 1998 and expects to be in compliance with the covenants for the foreseeable future.

     Cash and cash equivalents decreased $6.0 million during 1998 to $3.0 million at March 29, 1998 from $9.0 million at December 28, 1997 primarily due to a decrease in operating cash results and an increase of cash used by the operating assets and liabilities. Working capital increased $41.9 million during 1998 to $148.1 million at March 29, 1998 from $106.2 million at December 28, 1997 primarily due to changes in net operating assets (as discussed below), a decrease in current portion of long-term debt, a decrease in accrued interest, and a net increase in other current assets and liabilities. The decrease in current portion of long-term debt is primarily due to the assumption of Foamex's long-term debt by Trace LLC in connection with the GFI Transaction. The decrease in accrued interest and the net increase in other current assets and liabilities is primarily associated with the timing of payments for interest and prepaid expenses and the receipt of cash for other receivables. Net operating assets and liabilities (comprised of accounts receivable, accounts receivables from related parties, inventories, accounts payable and accounts payable related parties) increased $21.3 million during 1998 to $162.5 million at March 29, 1998 from $141.2 million at December 28, 1997 primarily due to increases in accounts receivable, accounts receivable related party, and a decrease in accounts payable related party offset by an increase in accounts payable. The increase in accounts receivable is primarily due to an increase in net sales for March 1998 as compared to December 1997. The increase accounts payable and the decrease in accounts payable related party is primarily due to the timing of payments.

     Cash and cash equivalents decreased $11.6 million during 1997 to $9.0 million at December 28, 1997 from $20.6 million at December 29, 1996 primarily due to a decrease in operating cash results offset by less cash used for the operating assets and liabilities. Cash and cash equivalents increased $20.5 million during 1996 to $20.6 million at December 29, 1996 from $0.1 million at December 31, 1995 primarily due to a $18.4 million payment received on a note from a partner and improved operating results, offset by the increased use of cash and cash equivalents by the operating assets and liabilities of Foamex, capital expenditures and scheduled debt repayments. Working capital was constant at $106.2 million at December 28, 1997 from $106.7 million at December 29, 1996. Total current assets and total current liabilities increased primarily due to the Crain Acquisition. Net operating assets and liabilities (comprised of accounts receivable due from related parties, inventories, accounts payable and accounts payable from affiliates) increased $35.8 million during 1997 to $141.2 million at December 28, 1997 from $105.4 million at December 29, 1996 primarily due to increases in accounts receivable and inventories offset by an increase in accounts payable. These increases are primarily associated with the Crain Acquisition. Working capital increased $49.6 million during 1996 to $106.7 million at December 29, 1996 from $57.1 million at December 31, 1995 primarily due to (i) improved operating results,
(ii) an increase in cash resulting from the payment received on a note with a partner, (iii) an increase in the current portion of notes receivable from related party, and (iv) an increase in net operating assets and liabilities, which was offset by working capital used for capital expenditures and scheduled debt repayments. Net operating assets and liabilities (comprised of accounts receivable, accounts receivable from related parties, inventories, accounts payable and accounts payable related parties) increased $10.0 million during 1996 to $105.4 million at December 29, 1996 from $95.4 million at December 31, 1995 primarily due to increased accounts receivable, accounts receivable from related parties and inventories offset by an increase in accounts payable. The increase in accounts receivable, accounts receivable from related parties and inventories are primarily associated with the improved operating results of Foamex. In addition, raw material inventories increased due to increased year end purchases associated with a potential cost increase that did not occur. The increase in accounts payable is primarily associated with the year end purchase of raw material inventories.

     As of March 29, 1998, there were $124.9 million of revolving credit borrowings under the Credit Facility and approximately $49.5 million associated with letters of credit outstanding which are supported by the Credit Facility with unused availability of approximately $25.6 million. Borrowings by Foamex Canada as of March 29, 1998 were $5.1 million under Foamex Canada's revolving credit agreement with unused availability of approximately $0.9 million.


     Cash Flow from Operating Activities
     Cash flow used for operating activities was $29.5 million for the first quarter of 1998 as compared to cash provided of $22.2 million for the first quarter of 1997. This decrease is primarily due to (i) a reduction in operating cash results, (ii) cash used for an increase in accounts receivable and other receivables associated with the timing of receipts and (iii) a reduction in accounts payable and accounts payable related party associated with the timing of payments.

     Cash flow provided by operating activities was $13.5 million, $24.8 million and $26.7 million in 1997, 1996 and 1995, respectively. Cash flow provided by operating activities decreased for 1997 as compared to 1996 primarily as a result of the use of approximately $24.2 million of cash for payments and costs associated with the debt extinguishment during 1997 and reduced operating cash results offset by a decreased use of cash by the operating assets and liabilities. Cash flow provided by operating activities remained fairly consistent for 1996 as compared to 1995 primarily as a result of improved operating results from continuing operations offset by an increased use of cash by the operating assets and liabilities.


     Cash Flow from Investing Activities
     Cash flow used for investing activities increased to $18.0 million for the first quarter of 1998 from $1.6 million for the first quarter of 1997 primarily due to (i) $3.3 million paid in connection with the Crain Acquisition, (ii) $2.5 million to purchase a note receivable from Foamex International, and (iii) $4.8 million deposited to defease the senior secured notes offset by the receipt of $5.2 million on a note receivable from GFI in 1997.

     From the beginning of 1995 through 1997, Foamex spent approximately $70.6 million on capital improvements. The expenditures included: (i) installation of new variable pressure foaming technology ("VPF[TM]") in the Orange, California facility; (ii) the construction of a facility in Mexico City, Mexico to improve manufacturing efficiencies and to meet the growing local demand for foam products; (iii) the expansion and modernization of a facility in Orlando, Florida to improve manufacturing efficiencies, and (iv) installation of more efficient foam production line systems and fabricating equipment in a number of manufacturing facilities. Foamex expects to increase capital expenditures at the current levels for the foreseeable future as a result of the Crain Acquisition and the installation of the VPF[TM] manufacturing process.

     On December 23, 1997, Foamex acquired Crain pursuant to a merger agreement with Crain Holdings for a purchase price of approximately $213.7 million, including the assumption of debt with a face value of approximately $98.6 million (with an estimated fair value of approximately $112.3 million). In addition, fees and expenses associated with the Crain Acquisition were approximately $13.2 million. The Crain Acquisition was primarily funded with $118.0 million of bank borrowings under the Credit Facility.

     During 1994, Foamex International acquired Transformacion De Espumas Y Fieltros, S.A. de C.V. ("TEFSA") which required the purchase price to be paid over a three year period. During 1996, Foamex International contributed its interest in Foamex Mexico to Foamex. During 1997 and 1996, Foamex made scheduled cash payments of approximately $0.9 million and $0.8 million, respectively, in accordance with the purchase agreement. The final payment was made in 1997.

     During 1997, 1996, and 1995, Foamex had proceeds from (payments for) promissory note from GFI of approximately ($14.7) million, $26.9 million and $20.8 million, respectively. The proceeds were primarily used to repurchase long-term debt.

     During 1997, Foamex purchased approximately $5.0 million of notes receivable from Trace Holdings. During 1996, FJPS, a former limited partner, repaid $18.4 million under a promissory note and a waiver payment of $0.2 million using a portion of the proceeds from the sale of its partnership interest in JPS Automotive L.P. in exchange for certain waivers and amendments of the promissory note.

     In addition, during 1995 and 1997 Foamex purchased notes receivable from Foamex International of approximately $2.0 million and $2.5 million, respectively.


     Cash Flow from Financing Activities
     Cash flow provided by financing activities increased to $41.5 million for the first quarter of 1998 as compared to cash used of $8.8 million for the first quarter of 1997. This increase is primarily asociated with borrowings under the revolving loans to fund the operations of Crain during the first quarter of 1998 offset by the $20.0 million distribution to Foamex International and other expenses associated with the GFI Transaction.


     On June 12, 1997, Foamex International substantially completed the Refinancing Plan designed to reduce Foamex International's interest expense and increase its financing flexibility. The Refinancing Plan included a tender offer to purchase $373.0 million of Foamex's existing public debt and approximately $116.7 million of the Discount Debentures. Also, the Refinancing Plan included the payment of $5.2 million of term loan borrowings under an existing credit facility, and the payment of related fees and expenses. In addition, the tender offer included amending the existing indentures to remove substantially all of the restrictive covenants. Foamex purchased $342.3 million of its public debt and the $116.7 million of Discount Debentures under the tender offer and incurred an extraordinary loss on the early extinguishment of debt of approximately $44.5 million. The Refinancing Plan was funded by $347.0 million of borrowings under the Credit Facility and the net proceeds from the issuance of $150.0 million principal amount of Senior Subordinated Notes. As a result of the Refinancing Plan, Foamex's long-term debt increased by $150.1 million. Foamex expects the Refinancing Plan to result in increased interest expense as compared to the debt structure prior to the Refinancing Plan, assuming no material changes in interest rates. Foamex 's future interest expense will vary based on a variety of factors including fluctuations in interest rates in general. As a result of the Refinancing Plan, variable rate debt comprised a larger percentage of Foamex's overall indebtedness than in the past, and as a result, future fluctuations in interest rates will have a greater impact on Foamex's interest expense than in the past.

     During 1997, in connection with the Refinancing Plan, Foamex purchased all of the Discount Debentures for approximately $105.8 million, including fees and expenses and subsequently distributed the Discount Debentures to FJPS.

     During 1997, Foamex made a tax distribution advance of approximately $13.6 million to Foamex International pursuant to a tax distribution advance agreement.


     On October 1, 1997, Foamex redeemed approximately $26.2 million of the approximately $30.7 million of Foamex's outstanding public debt that was not tendered as part of the Refinancing Plan. These redemptions were funded with borrowings under the Credit Facility. In connection with these redemptions, Foamex incurred an extraordinary loss on the early extinguishment of debt of approximately $2.1 million. The remaining outstanding public debt of approximately $4.5 million that was not tendered as part of the Refinancing Plan was defeased in February 1998.

     During 1997 and 1996, Foamex repurchased long-term debt of approximately $42.4 million with repayments of approximately $47.7 million on promissory notes from GFI.


     Foamex made cash distributions to its partners, pursuant to a tax sharing agreement, of approximately $8.8 million, $3.5 million and $2.4 million in 1997, 1996 and 1995, respectively. Also, Foamex made a cash distribution during 1997 of approximately $1.5 million to a partner in connection with the Refinancing Plan.


Interest Rate Swap Agreements
     Foamex enters into interest rate swaps to lower funding costs and/or to manage interest costs and exposure to changing interest rates. Foamex does not hold or issue financial instruments for trading purposes.

     In connection with the Refinancing Plan, Foamex's existing interest rate swap agreements with a notional amount of $300.0 million were considered to be effectively terminated since the underlying debt was extinguished.

These interest rate swap agreements had an estimated fair value liability of $8.2 million at the date of the Refinancing Plan which is included in the extraordinary loss on the early extinguishment of debt. In lieu of a cash payment for the estimated fair value of the existing interest rate swap agreements, Foamex entered into an amendment of the existing interest rate swap agreements resulting in one interest rate swap agreement with a notional amount of $150.0 million through June 2007. Accordingly, the $8.2 million fair value liability has been recorded as a deferred credit which will be amortized as a reduction in interest and debt issuance expense on a straight-line basis through June 2007. On January 8, 1998, Foamex entered into a new amendment to its interest rate swap agreement. The new amendment provides for an interest rate swap agreement with a notional amount of $150.0 million through June 2002. Under the new amendment, Foamex is obligated to make fixed payments of 5.78% per annum through December 1998 and variable payments based on LIBOR at the beginning of each six month period for the remainder of the agreement, in exchange for fixed payments by the swap partner at 6.44% per annum for the life of the agreement, payable semiannually in arrears. The newly amended interest rate swap agreement can be terminated by the swap partner at the end of each six month period commencing December 1999.


     Foamex is exposed to credit loss in the event of a nonperformance by the swap partner; however, the occurrence of this event is not anticipated. The effect of the interest rate swap agreement was a favorable adjustment to interest and debt issuance expense of $0.3 million and $0.9 million for the thirteen week periods ended March 29, 1998 and March 30, 1997, respectively. The effect of interest rate swaps was a favorable adjustment to interest and debt issuance expense of $2.2 million, $3.7 million and $1.4 million for 1997, 1996 and 1995, respectively.



Environmental Matters

     Foamex is subject to extensive and changing environmental laws and regulations. Expenditures to date in connection with Foamex's compliance with such laws and regulations did not have a material adverse effect on operations, financial position, capital expenditures or competitive position. The amount of liabilities recorded by Foamex in connection with environmental matters as of March 29, 1998 was $3.8 million. In addition, as of March 29, 1998 Foamex has net receivables of $0.6 million for indemnification of environmental liabilities. Although it is possible that new information or future developments could require Foamex to reassess its potential exposure to all pending environmental matters, including those described in the footnotes to Foamex's consolidated financial statements, management believes that, based upon all currently available information, the resolution of all such pending environmental matters will not have a material adverse effect on Foamex's operations, financial position, capital expenditures or competitive position.



Inflation and Other Matters
     There was no significant impact on Foamex's operations as a result of inflation during the prior three year period. See "Results of Operations" for a discussion of the impact of raw material price increases. In some circumstances, market conditions or customer expectations may prevent Foamex from increasing the price of its products to offset the inflationary pressures that may increase its costs in the future.



Year 2000 Compliance
     Foamex has and will continue to make certain investments in its software systems and applications to ensure Foamex is Year 2000 compliant. Foamex plans to continue to make modifications to the identified software during 1998 and test the modifications during 1998. The financial impact to Foamex has not been and is not anticipated to be material to its financial position or results of operation in any given year.

New Accounting Standards

     Statement of Financial Accounting Standards No. 130 ("SFAS No. 130"), "Reporting Comprehensive Income," was issued by the Financial Accounting Standards Board in June 1997. This statement requires all items that must be recognized under accounting standards as components of comprehensive income to be reported in a financial statement that is displayed with the same prominence as other financial statements. Foamex adopted SFAS No. 130 during the first quarter of 1998 (See note 10 to the condensed consolidated financial statements of Foamex).

     Statement of Financial Accounting Standards No. 131 ("SFAS No. 131"), "Disclosures about Segments of an Enterprise and Restated Information," was issued by the Financial Accounting Standards Board in June 1997. This statement establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected financial information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Foamex will adopt SFAS No. 131 for year end 1998 reporting. Management is evaluating the impact, if any, the standard will have on Foamex's present segment reporting.

     In February 1998 the Financial Accounting Standards Board issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS No. 132"), which is effective for fiscal years beginning after December 15, 1997. SFAS No. 132 revises the required disclosures about pension and other postretirement benefit plans. Foamex plans to adopt SFAS No. 132 in the fourth quarter of 1998.

                                   BUSINESS


Overview

     Foamex is the largest manufacturer and marketer of flexible polyurethane and advanced polymer foam products in North America. Foamex's products are utilized primarily in six end-markets: (i) carpet cushion and other carpet products, (ii) cushioning foams, including bedding products, (iii) furniture products for furniture manufacturers and packaging, (iv) automotive applications, including trim and accessories, (v) specialty and technical applications, including those for filtration, gasketing and sealing and (vi) consumer products. Foamex is the largest North American producer of foams used for carpet cushion, automotive applications and specialty and technical products and is a leading North American producer of cushioning foams. The Company has recently refocused its business on the flexible polyurethane and advanced polymer foam business by acquiring Crain in December 1997 and previously divesting non-foam business segments. Management believes that a focus in the foam business will allow Foamex to concentrate management, financial and operational resources and will position Foamex to pursue its growth strategy of developing new products, improving profitability and expanding internationally.

     Foamex sells carpet cushion to Foamex Carpet, which in turn, distributes carpet cushion to major floor covering retailers such as Sears, Shaw Industries and Home Depot. Foamex supplies cushioning foams to major bedding and furniture manufacturers such as Sealy, Simmons and Ethan Allen. Foamex distributes its automotive foam products to OEMs, including Ford, General Motors and Chrysler, and major tier one suppliers such as Lear Corporation, Johnson Controls and Delphi Automotive Systems. Foamex's specialty and technical foams consist of reticulated foams and other customized polyester and polyether foams used for filtration, reservoiring and consumer products which are utilized worldwide in a wide variety of applications by companies such as Hewlett-Packard and Briggs & Stratton. Foamex distributes its consumer products to retailers such as Wal-Mart. Foamex and its predecessors have been developing, manufacturing and marketing polyurethane foam for more than 40 years.


     For 1997, after giving pro forma effect to (i) the Crain Acquisition and the Related Transactions, (ii) Crain's acquisition of SIMCO in May 1997, and
(iii) the assumption of the $129.0 million of Foamex's indebtedness by Trace LLC and the Supply Agreement in connection with the GFI Transaction, Foamex would have had net sales and EBDAIT of $1,106.4 million and $110.2 million, respectively. During the same period, the percentage of pro forma net sales generated by carpet cushion and other carpet products, cushioning foams, automotive foams, specialty and technical foams, and consumer products was approximately 18.4%, 48.1%, 21.2%, 6.9% and 5.4%, respectively. Prior to 1997, the cushioning foams and furniture product markets were treated as a single product group; therefore, all historical data in this Prospectus reflects cushioning foam and furniture products as the single product group "cushioning foam."

     On March 16, 1998, Foamex International received a proposal from Trace Holdings to acquire all outstanding shares of common stock of Foamex International not currently owned by Trace Holdings and its subsidiaries for a cash price of $17 per share. There can be no assurance as to whether such a transaction will be consummated, or if consummated the terms of such a transaction and its effect on the Issuers and the Notes; however, such a transaction would not constitute a "Change of Control" for purposes of the Indenture. See "Risk Factors---Potential Acquisition of Foamex International."

     On February 27, 1998, Foamex International, Foamex and certain of its affiliates completed the GFI Transaction designed to simplify Foamex International's corporate structure and to provide future operational flexibility.

     Prior to the consummation of the GFI Transaction, (i) Foamex and GFI entered into the Supply Agreement and the Administrative Services Agreement,
(ii) Foamex repaid its outstanding indebtedness to GFI with $4.8 million in cash and the Foamex/GFI Note, supported by a $34.5 million letter of credit under the Credit Facility, (iii) Foamex contributed to GFI $9.4 million of outstanding net intercompany payables and intercompany loans with GFI, and (iv) Foamex defeased the $4.5 million outstanding principal amount of its 9-1/2% Senior Secured Notes due 2000. See "Certain Relationships and Related Transactions."


     Pursuant to the Transfer Agreement, Foamex transferred to Trace LLC all of the outstanding common stock of GFI, in exchange for (i) the assumption by Trace LLC of $129.0 million of Foamex's indebtedness, and (ii) the transfer by Trace LLC to Foamex of a 1% non-managing general partnership interest in Foamex. The amount of the consideration was arrived at based on an independent, third party appraisal of GFI. As a result of the Transfer,

GFI ceased being a subsidiary of Foamex and was released from all obligations under Foamex's Senior Subordinated Notes including the Notes.


     Upon consummation of the Transfer, pursuant to the Asset Purchase Agreement, GFI sold substantially all of its assets (other than its owned real estate and the Foamex/GFI Note) to Foamex Carpet in exchange for (i) $20.0 million in cash and (ii) the New GFI Note.

     The cash portion of the consideration was borrowed by Foamex under its Credit Facility, which cash portion was then distributed by Foamex to Foamex International and then contributed by Foamex International to Foamex Carpet. The amount of consideration was arrived at based on an independent, third party appraisal of GFI.

     As part of the GFI Transaction, Foamex Fibers was merged with and into GFI, and FLLC was merged with and into Foamex. In addition, FMXI and Crain, both wholly owned subsidiaries of Foamex International and general partners of Foamex, were merged and Crain, as the surviving corporation, subsequently changed its name to FMXI, Inc.

     On December 23, 1997, Foamex International acquired Crain pursuant to a merger agreement with Crain Holdings for a purchase price of approximately $213.7 million, including the assumption of debt, with a face value of approximately $98.6 million (with an estimated fair value of approximately $112.3 million). Foamex International then contributed the assets of Crain, subject to all of its liabilities to Foamex. Management believes that based on net sales, Crain was the third largest domestic producer of flexible polyurethane foam and foam products in the United States. The Crain Acquisition provided a fully integrated manufacturer, fabricator and distributor of a broad range of flexible polyurethane foam and foam products which are sold to a diverse customer base, principally in the furniture, bedding and carpet cushion markets. Management believes that Foamex's acquisition of Crain (i) strengthens Foamex's market position as the leading North American producer of foam products, (ii) offers increased penetration in the Company's existing product lines and adds complementary products lines such as consumer products, (iii) strengthens the Company's operations geographically, (iv) provides several proprietary foam-producing processes which serve to lower overall production costs and are environmentally friendly, and (v) offers opportunities for significant overhead cost reductions and purchasing and freight cost efficiencies.

     In order to facilitate the Crain Acquisition, the Issuers offered the Qualified Holders to exchange such Qualified Holders' $98.0 million principal amount of Crain Notes for $80.00 in cash and $1,000 principal amount of Old Notes for each $1,000 principal amount of Crain Notes. Such $98.0 million in aggregate principal amount of Crain Notes were retired and cancelled by the trustee of the Crain Notes and the remaining $2.0 million in aggregate principal amount of Crain Notes were redeemed by Crain, all in accordance with the indenture under which the Crain Notes were issued.


Competitive Strengths


     Foamex believes that it possesses a number of competitive strengths that have allowed it to become the largest manufacturer and marketer of flexible polyurethane and advanced polymer foam products in North America, including:

     Emphasis on New Product Development. Foamex believes it has one of the leading research and development capabilities in the industry and, as a result, has been awarded more than 100 foam-related patents worldwide. These capabilities provide Foamex with a stream of new products, new applications for existing products, and new processes for foam manufacturing. An example of this capability is variable pressure foaming (VPF[TM]), an innovative manufacturing process currently used in North America only by Foamex, which has been used to create new products such as Reflex[TM]. Reflex[TM] is designed to replace fiberfill in certain cushioning products. Foamex has also recently introduced Plushlife[TM] for the carpet cushion market and Powerthane[TM] for automotive applications. Another technology developed by Foamex is Surface Modification Technology (SMT[TM]), which allows for high volume precision contouring of foam surfaces, thereby improving Foamex's existing products and creating new products such as sculpted bed mattresses.


     Alignment with Key Customers. Foamex has historically maintained a steady revenue base by aligning itself with key customers, many of which have been Foamex's customers for many years. These customer relationships are supported by Foamex's extensive North American network of 58 strategically located facilities, which allows Foamex to deliver products cost effectively on a just-in-time basis. As a result of these relationships, Foamex is able to work with customers during the design phase for new products and new applications, thereby favorably positioning Foamex to be the principal supplier for these products.

     High Quality Products. Foamex is a pioneer in manufacturing and distributing high quality flexible polyurethane and advanced polymer foam products to satisfy the specific needs of customers. During 1996, Foamex completed QS-9000 and ISO-9001 certification for its eight domestic facilities that supply the automotive industry and is pursuing the appropriate certifications for the remainder of its manufacturing facilities. Foamex was one of the first flexible polyurethane foam manufacturers to be QS-9000 certified, demonstrating its commitment to producing the highest quality products and meeting the needs of its customers.

     Low Cost Manufacturing Position. Foamex strives to maintain state-of-the-art manufacturing facilities which utilize recent manufacturing improvements such as the proprietary VPF[TM] and patented SMT[TM] technologies, as well as the latest carbon dioxide converting process. In addition, the Crain Acquisition added improved manufacturing processes such as Cardio, Enviro-Cure and Vertifoam. These technologies are designed to, among other things, maximize the conversion efficiency of raw materials into finished goods and to minimize labor costs. Furthermore, Foamex has implemented a company-wide Continuous Improvement Process program designed to continually increase productivity, reduce costs and improve product quality. In addition, as the largest manufacturer of flexible polyurethane and advanced polymer foam products in North America, management believes that Foamex is able to realize economies of scale in its raw materials procurement, which represent a significant portion of Foamex's manufacturing costs, and recover costs from the use of substantially all of its internally generated trim foam, which is the principal raw material in the production of bonded carpet cushion.

Growth Strategy

     Foamex's strategy focuses on (i) developing new proprietary foam products,
(ii) introducing new uses for advanced foam products, (iii) expanding in international markets and (iv) reducing costs through continued emphasis on manufacturing improvements.

     New Proprietary Foam Products. Foamex plans to continue to utilize its significant research and development capability to develop new products. In recent years, Foamex has developed new proprietary technologies, such as VPF[TM] and SMT[TM], which have been used to create higher margin, value-added products designed to replace existing flexible polyurethane foam products. In addition, the Crain Acquisition added improved manufacturing processes such as Cardio, Enviro-Cure and Vertifoam that will increase Foamex's ability to develop new products. SMT[TM] has allowed Foamex to develop sculpted mattress toppers, mattress pads and bed pillows which are replacing traditional polyurethane foam products due to their superior comfort, quality and value. In certain cases, such as Plushlife[TM], a proprietary carpet cushion designed to replace traditional bonded and prime carpet cushion, Foamex brands these products to create product recognition and to generate higher margins.

     New Uses for Foam. Foamex is actively developing new applications for its advanced foam products to replace other materials. In the automotive industry, the number of foam applications has increased from 8 per vehicle in 1984 to 20 per vehicle in 1997. For example, Foamex has introduced products such as foam headliners which are replacing fiberglass headliners (the rigid material between the fabric and the metal roof of a car). Reflex[TM] foams, which include cushion wraps and cushion cores and are created using VPF[TM], are advanced polymer cushioning products designed to improve comfort, quality and durability in upholstered furniture and to replace standard fiberfill. Foamex's fastest growing business, specialty and technical foams, focuses on developing customized foam applications for high-growth product markets such as inkjet printer cartridges, nickel-metal hydride batteries and oxygenators for cardio-pulmonary surgery.

     International Expansion. Foamex has positioned itself to take advantage of global opportunities. In Mexico, Foamex has built a new state-of-the-art manufacturing facility, which is expected to meet increasing demand and to allow Foamex to increase market penetration. In Asia, which management believes offers attractive growth opportunities. Foamex entered into a joint venture agreement in 1997 to build and operate fabrication facilities in Singapore and Thailand. These facilities were completed in 1997. Additionally, Foamex has created an alliance with Recticel, Europe's largest flexible polyurethane foam manufacturer, which will allow Foamex to better meet the increasing global needs of its automotive customers.

Products


     Foamex is a manufacturer of quality flexible polyurethane and advanced polymer foam products designed to satisfy the specific needs of customers. Foamex's 54 manufacturing and 4 distribution facilities enable it to source production efficiently and meet the needs of its customers throughout North America. Such facilities are also important for satisfying all of the foam requirements of large national customers in a timely and cost effective manner.

     Foamex is the largest manufacturer and marketer of flexible polyurethane and advanced polymer foam products in North America. Foamex's products are utilized primarily in six end-markets: (i) carpet cushion and other carpet products, (ii) cushioning foams, including bedding products, (iii) furniture products for furniture manufacturers and packaging, (iv) automotive applications, including trim and accessories, (v) specialty and technical applications, including those for filtration, gasketing and sealing and (vi) consumer products. Prior to 1997, the cushioning foams and furniture product markets were treated as a single product group; therefore, all historical data in this Prospectus reflects cushioning foam and furniture products as the single product group "cushioning foam." The consumer products group was acquired in the Crain Acquisition and the Related Transactions and historical data for the consumer products category is not available. The table below sets forth historical net sales of Foamex by product category for the periods indicated:



                                                      Fiscal Year                                       Fiscal Quarters
                             -----------------------------------------------------------     ---------------------------------------
                                   1995                 1996                 1997                3/30/97              3/29/98 (1)
                             ---------------      ---------------      -----------------     ----------------      -----------------
                                 $       %           $         %          $           %          $        %          $          %
                                                                       (millions)
Carpet cushion ............  $141.6     19.5%     $154.9     19.9%     $147.1       18.6%    $  36.2     18.7%     $  44.9     15.8%
Cushioning foams ..........   301.9     41.6       321.6     41.3       334.3       42.2        80.7     41.6        137.2     48.2
Automotive foams ..........   219.8     30.3       231.9     29.8       234.2       29.6        59.7     30.8         65.7     23.1
Specialty and technical
 foams ....................    62.0      8.6        70.3      9.0        76.3        9.6        17.5      8.9         21.1      7.4
Consumer Products .........      --       --          --       --          --         --          --       --         15.6      5.5
                             ------    -----      ------    -----      ------      -----     -------    -----      -------    -----
 Total ....................  $725.3    100.0%     $778.7    100.0%     $791.9      100.0%    $ 194.1    100.0%     $ 284.5    100.0%
                             ======    =====      ======    =====      ======      =====     =======    =====      =======    =====



----------
(1) Includes the results of operations of Crain from the date of its acquisition (December 23, 1997), and thus may not be comparable to other periods.

     Carpet Cushion. Foamex sells carpet cushion to its affiliate Foamex Carpet, which in turn, distributes carpet cushion to floor covering retailers such as Sears, Shaw Industries and Home Depot. These products include prime, bonded, sponge rubber and felt carpet cushion. Foamex developed Plushlife[TM], a proprietary bonded carpet cushion product, introduced in February 1997, which Foamex believes to be one of the most significant improvements in bonded carpet cushion products in many years. Plushlife[TM] combines two cushions into a single structure one to absorb the energy of foot traffic and the other to enhance comfort.

     Cushioning Foams. Foamex is one of the largest manufacturers of cushioning foams in North America. Foamex manufactures and sells flexible polyurethane foam and polyester fiber to bedding manufacturers both directly and indirectly through independent fabrication operations. These foams are used by the bedding industry in quilts, toppers, cores and border rolls for mattresses and by the furniture industry for seating products. Cushioning foams are generally sold in large volumes on a regional basis because of high shipping costs. Due to its size and the strategic location of its production facilities, Foamex believes it will continue to have an advantage over small regional producers in supplying large national accounts with all of their foam requirements.


     The development and introduction of value added products continues to be a priority of Foamex and has included (i) Reflex[TM] discussed below, (ii) viscoelastic or "memory" foams for the bedding industry, which maintain their resiliency better than other foams and materials and (iii) Latex Plus[TM], a urethane-based replacement for latex, a material used in bedding products. One of Foamex's most recent product introductions is Reflex[TM] for the cushioning industry which was created using the VPF[TM] manufacturing process. Reflex[TM] materials, which include cushion wraps and cushion cores, are advanced polymer cushioning products designed to improve comfort, quality and durability in upholstered furniture.

     Foamex's cushioning foams for bedding products are sold to mattress customers, such as Sealy, Simmons, Serta, and Spring Air Company, both directly and through independent fabrication operators located across the United

States. Also, Foamex supplies cut-to-size seat cushions, backs and other pieces to the furniture industry, including to Berkline, Action and Schnadig. Foamex also sells cushioning foam for use in a number of other markets. The uses of cushioning foam include packaging materials for such things as computer and electronic components and cushioning applications in certain sporting good products and in recreational vehicles.

     Automotive Foams. Foamex is one of the largest suppliers of the trim foam requirements of the North American operations of American OEMs. Depending on the automotive manufacturer and/or the application, foam is supplied by Foamex either directly to the manufacturer or indirectly through subsuppliers. Automotive foams are used for trim pads, door panel parts, headliners, acoustical purposes, flame and adhesive laminates and rolls for tri-lamination. Tri-laminated foam is applied to automotive fabrics to form a foam/fabric composite that results in cost savings and aesthetic value for the automotive manufacturer.

     The domestic automotive manufacturers have narrowed their supply base during recent years, increasing the percentage and dollar amount of components that they purchase from outside suppliers. As a result, a smaller number of companies are supplying an increasing percentage of these manufacturers' needs. Foamex believes it has benefited from this trend, which favors suppliers with quality facilities and products, cost efficient plants, long-standing relationships, strong design, technical and product development support and broad product lines. Foamex believes this outsourcing trend will continue, particularly for components such as foam, trim and accessories that represent a small portion of the overall cost of a vehicle. Automotive suppliers are increasingly offering integrated systems which lower overall cost and improve quality relative to previous sourcing methods in which individually sourced components were assembled and installed by the OEMs.

     During 1996, Foamex entered into a strategic alliance with Recticel to design, manufacture and market polyurethane products for the automotive industry in order to meet the worldwide requirements of the OEMs and the major tier one suppliers such as Lear Corporation, Johnson Controls, Inc., and Delphi Automotive Systems. Under this alliance, both companies will jointly supply the automotive suppliers, with products manufactured in North America by Foamex and in Europe by Recticel.


     Foamex believes that the automotive manufacturers' just-in-time inventory requirements will provide Foamex with a competitive advantage due to the quality of Foamex's foam products, its flexible manufacturing capacity and its 54 strategically located manufacturing facilities and 4 distribution facilities that enable Foamex to minimize shipping time and costs. In addition, Foamex expects foam usage per vehicle to continue to increase because manufacturers have generally increased their investment in upgrading automobile and light truck interiors to improve comfort, attractiveness, safety and noise absorption capabilities. Foamex is well suited to meet these requirements.


     Foamex's new product development and flexible manufacturing capabilities allow it to produce quality products to satisfy changing specifications. Examples of Foamex's ability to react to changing industry requirements include thermoformable headliners, tri-laminates, advanced cutting technology and energy absorbing foams. For example, Foamex is one of the first suppliers to introduce a thermoformable headliner, Customfit[TM], made from rigid polyurethane foam. The use of foam headliners is expected to continue to grow due to concerns for automotive workers' safety caused by fiberglass processing. Foamex intends to continue manufacturing and supplying foam and fabric components, such as tri-laminated material for automotive seating. The use of tri-laminates has become increasingly prevalent due to significant cost savings for manufacturers and improved aesthetics for consumers.

     Automotive manufacturers are increasingly requiring the production facilities of their suppliers to meet certain high quality standards. Foamex has achieved the highest quality ratings awarded to foam suppliers by automotive manufacturers. For instance, the Ford Motor Company has announced that it will buy components only from plants which have achieved or are currently being evaluated for the Ford Q-1 status. All Foamex plants which supply parts to the Ford Motor Company are currently rated Q-1. In addition, Foamex's facilities that supply the automotive industry have been highly rated by the General Motors Corporation's "Target for Excellence" program, and a majority of such facilities that supply the Chrysler Corporation have received Chrysler's "Quality Excellence" award. Eventually, all tier one and tier two automotive supplier facilities worldwide will be required to meet the QS-9000 quality manufacturing standards set by United States automotive manufacturers. In 1996, Foamex completed QS-9000 and ISO-9001 certification for its eight domestic facilities which supply the automotive industry. Foamex was one of the first polyurethane manufacturers to be QS-9000 certified which demonstrates its commitment to producing the highest quality products and meeting the needs of its customers.

     Specialty and Technical Foams. Foamex believes that it is one of the foam industry's prime innovators and producers of industrial, specialty, consumer and safety foams (collectively, "specialty and technical foams"). Specialty and technical foams consist of reticulated foams and other custom polyester and polyether foams, which are sometimes combined with other materials to yield specific properties. Reticulation is the thermal or chemical process used to remove the membranes from the interconnecting cells within foam. This leaves a porous, skeletal structure allowing for the free flow of gases and/or liquids.

     Reticulated foams are well suited for filtration, reservoiring, sound absorption and sound transmission. Industrial applications include carburetors, computer cabinets, ink pad reservoirs, high speed inkjet printers and speaker grills. Medical applications include oxygenators for cardiopulmonary surgery, instrument holders for sterilization, pre-op scrubbers impregnated with anti-microbial agents and EKG pads containing conductive gels. Other specialty and technical foams have unique characteristics such as flame retardancy and fluid absorption. In addition, felting and lamination with other foams or materials give these composites specific properties. Additional products sold within this group include foams for refrigerated supermarket produce counters, mop heads, paint brushes, diapers and cosmetic applications.

     Foamex utilizes advertising in trade journals and related media in order to attract customers and, more generally, to create an awareness of its capabilities for specialty and technical foams. In addition, due to the highly specialized nature of most specialty and technical foams, Foamex's research staff works with customers to design, develop and manufacture each product to specification. Foamex's customers include Hewlett Packard and Briggs & Stratton.

     Consumer Products. Foamex sells flexible polyurethane foam and polyester fiber for use in therapeutic sleep products such as mattress pads and bed pillows, which are manufactured for the health care and consumer markets. Foamex also manufactures and markets a broad line of home furnishing products to retailers throughout the United States. Foamex's home furnishing products include a broad range of products such as leisure furniture, futon sofas, bean bag chairs, floor pillows and pet beds. Foamex sells its products to retailers including Wal-Mart.

Marketing and Sales


     As of March 29, 1998, Foamex had a marketing and sales force of approximately 160 employees. Product business managers direct sales efforts toward the following end user markets: cushioning foams, furniture products, automotive foams, specialty and technical foams and consumer products.


     Bedding and furniture products are sold directly by Foamex to customers and also through third party independent fabricators. The key strategic elements supporting growth in these areas are a focus on marketing and sales efforts, high quality, cost-competitive products and low freight costs through optimal plant location. Plant locations are critical in this regionalized line of business where the transportation cost typically comprises a significant portion of product cost.

     Foamex has been a leading supplier of automotive foam products to the automotive industry for more than 30 years. Foamex is the primary supplier of automotive foam products to certain tier one suppliers, including Lear Corporation, Johnson Controls, Inc. and Delphi Automotive Systems. For its other customers, Foamex competes for new business both at the beginning of the development of new models and upon the redesign of existing models. Once a foam producer has been designated to supply parts for a new program, the foam producer usually produces parts for the life of the program. Competitive factors in the market include product quality and reliability, cost and timely service, technical expertise and development capability, new product innovation and customer service.

     Foamex markets most of its specialty and technical foams through a network of independent fabrication and distribution companies in North America, the United Kingdom and South Korea. Such fabricators or distributors often further process or finish these products to meet the specific needs of the end user. Foamex's specialty and technical foams service unique end user requirements and are generally sold at relatively high margins. This line of business is characterized by a diversity and complexity of both customers and applications.

     Foamex's consumer products sales efforts are primarily regionally based with each salesperson selling to local accounts. Foamex sells its consumer products to retailers including Wal-Mart.

International and Domestic Operations and Export Sales

     International ventures initiated in 1996 illustrate Foamex's long-term commitment to expanding outside North America. These international ventures include Foamex's expansion of its international capabilities in Mexico and the exploration of opportunities in Asia. The first international venture was Foamex's expansion in Mexico to meet the steady growth in demand there over the past year. Foamex has a total of three facilities in Mexico serving the automotive and cushioning industries. Two such facilities are located within Mexican free trade zones close to the U.S. border and primarily service automotive customers. The new state-of-the-art Mexico City facility services both automotive and cushioning customers.

     Foamex has been servicing the Asian market with technical products for several years primarily through third party distributors. Foamex believes Asia offers attractive growth opportunities. Foamex entered into a joint venture agreement in 1997 to build and operate fabrication facilities in Singapore and Thailand. These facilities were completed in 1997.

     Foamex has created an alliance with Recticel, Europe's largest flexible polyurethane foam manufacturer, which will allow Foamex to meet the global needs of its automotive customers. In addition, the alliance will allow Foamex and Recticel to jointly design, manufacture and market products for U.S. and European automotive customers. The alliance facilitates supplying automotive customers with polyurethane foam products in both North America and Europe. Foamex has in the past exchanged technical information and expertise relating to foam manufacturing with Recticel.


     Foamex's net sales to customers in foreign markets in 1995, 1996 and 1997 were $73.3 million (8.5% of net sales), $76.0 million (8.2% of net sales) and $85.0 million (9.1% of net sales), respectively.


Customers

     During the past three fiscal years, no one customer accounted for more than 10.0% of Foamex's net sales except for Foamex Carpet which accounted for $147.1 million or 18.6% of fiscal year 1997 net sales. During the fiscal year ended December 28, 1997, net sales to the five largest customers (including Foamex Carpet) comprised $350.0 million or 44.2% of Foamex's net sales. During the same period, on a pro forma basis after giving effect to the the Crain Acquisition and the Supply Agreement in connection with the GFI Transaction, net sales to the five largest customers accounted for approximately 32.2% of pro forma net sales. See "Risk Factors--Reliance on Major Customers."


Manufacturing and Raw Materials

     As of March 29, 1998, Foamex produced bulk and fabricated flexible polyurethane foam at 54 manufacturing facilities in North America with a total of approximately 7.9 million square feet of floor space excluding 15 locations with 2.3 million square feet of floor space that are planned to close in connection with the restructuring/consolidation plan. Foamex believes that its manufacturing facilities are well suited for their intended purposes and are in good condition. See "--Properties." The manufacturing facilities are strategically located to service their major customers because high freight cost in relation to the cost of the foam product generally results in distribution being most cost effective within 200 to 300 miles from each facility.


     Foamex's fabrication process involves cutting foam buns into various shapes and sizes to meet customer specifications. Fabricated foam is sold to customers and is utilized by Foamex to produce its home furnishing products. Scrap foam, generated in connection with the fabrication of foam products, is used by Foamex to produce bonded carpet cushion.

     Raw materials account for a significant portion of the manufacturing costs of Foamex. The two principal chemicals used in the manufacture of flexible polyurethane foam are TDI and polyol. ARCO Chemical Company, BASF Corporation and The Dow Chemical Company are among Foamex's largest suppliers of raw materials. Foamex generally has alternative chemical suppliers for each major raw material and Foamex believes that it could find alternative sources of supply should it cease doing business with any of its major suppliers. The price of TDI and polyol is influenced by demand, manufacturing capacity and oil and natural gas prices.


     Historically, the price of raw materials has been cyclical and volatile, and Foamex's principal suppliers of raw materials used in the manufacture of flexible polyurethane foam have increased the price of raw materials several times since September 1994. In response, Foamex increased selling prices, where possible, for cushioning, automotive and specialty and technical foam products. Results of operations have been and could be adversely affected by delays in implementing, or the inability of Foamex to implement, selling price increases to offset raw material cost increases. For example, Foamex's results of operations in 1995, 1996 and 1997 were adversely affected by net unrecovered raw material costs. Significant increases in raw material costs could have a material adverse effect on Foamex's financial condition or results of operations. There can be no assurance that chemical suppliers will not increase raw material costs in the future or that Foamex will be able to implement selling price increases to offset any such raw material cost increases. See "Risk Factors--Price and Availability of Raw Materials."

Employees


     As of March 29, 1998, Foamex employed approximately 6,400 persons, with 5,740 of such employees involved in manufacturing, 500 in administration and 160 involved in sales and marketing. Approximately 1,000 of these employees are located outside the United States. Also, approximately 1,400 of these employees are covered by collective bargaining agreements with labor unions, which agreements expire on various dates from 1998 through 2001. Foamex considers relations with its employees to be good.


Competition

     The flexible polyurethane foam industry is highly competitive. With respect to flexible polyurethane foam, competition is based primarily on price, quality of products and service. Foamex's larger competitors in the polyurethane foam industry include E. R. Carpenter Company, Hickory Springs Manufacturing Company, Vitafoam, Inc., General Foam Corporation, Flexible Foam Products, Inc. and Future Foam, Inc. None of such competitors competes in all of the product categories in which Foamex does business. See "Risk Factors--Competition."

Patents and Trademarks

     Foamex owns various United States and foreign patents relating to the manufacture and processing of foam. Patented technologies developed by Foamex have included SMT[TM], reticulation and felting. Trademarks and servicemarks include Foamex[RegTM], SMT[TM], Reflex[TM] and Chamber Technology[SM]. The registered processes and products were developed through ongoing research and development activities to improve quality, reduce costs and expand markets through the development of new applications for flexible polyurethane foam products. Foamex uses several additional trademarks and tradenames for product identification, the majority of which are used in the carpet cushion and specialty and technical foams product lines. See "--Research and Development" below for a discussion of the VPF[TM] technology. As a result of the Crain Acquisition and Related Transactions, Foamex acquired various patents and trademarks registered domestically and in numerous foreign countries. The registered processes and products were developed through Crain's ongoing research and development activities to improve quality, reduce costs and expand markets through the development of new applications for flexible polyurethane foam products. Crain used several trademarks and trade names for product identification including Vertifoam[RegTM], Enviro-Cure[RegTM] and Egg Crate[RegTM]. Foamex believes its business is not dependent upon any individual patent, trademark, servicemark or tradename.

Research and Development

     Foamex believes it has a significant research and development capability in the flexible polyurethane industry. This capability gives Foamex a significant advantage in the ongoing development of new products and new applications for existing products. Foamex's primary research and development facility is located in Eddystone, Pennsylvania. Foamex employs approximately 35 full-time employees in research and development. Expenditures for research and development amounted to $3.2 million, $2.5 million and $2.4 million for 1995, 1996 and 1997, respectively, excluding expenditures by Crain for research and development prior to the Crain Acquisition and the Related Transactions.

     Foamex and Recticel have exchanged know-how, trade secrets, engineering and other data, designs, specifications, chemical formulations, technical information, market information and drawings which are necessary or useful for the manufacture, use or sale of foam products and it is anticipated that they will continue to do so in the future. Foamex, Recticel and Beamech Group Limited, an unaffiliated third party ("Beamech"), have an interest in a Swiss corporation that develops new manufacturing technology for the production of polyurethane foam including the VPF[TM] manufacturing process. VPF[TM] is a manufacturing process that contains no chlorofluorocarbons and eliminates volatile auxiliary blowing agents. Moreover, VPF[TM] produces polymers with a wide range of properties, including previously unavailable low density, ultrasoft products. Foamex believes that the VPF[TM] process will expand applications for urethane-based products. Foamex, Recticel, and their affiliates have a royalty-free license to use technology developed by the Swiss corporation. The Swiss corporation, subject to certain limitations, is free to license the VPF[TM] technology to third parties. Foamex currently operates the only two VPF[TM] units in North America.

     Foamex recently developed SMT[TM] which allows for high volume precision contouring of foam surfaces, including the pattern, the size of the pattern and the depth of the cut, thereby improving Foamex's existing products and creating new products such as sculpted bed mattresses that provide enhanced comfort.

Properties

     As of March 29, 1998, Foamex conducted its operations at 58 manufacturing and distribution facilities which includes 22 facilities that were acquired on December 23, 1997 in connection with the Crain Acquisition, excluding 21 facilities that will be closed in connection with the various restructuring/consolidation plans. As of March 29, 1998, 18 of these facilities were owned and 40 were leased. Total floor space in use at the owned manufacturing and distribution facilities is approximately 3.3 million square feet and total floor space in use at the leased manufacturing and distribution facilities is approximately 4.7 million square feet. Fifty of these facilities are located in thirty-four cities in the United States, five facilities are located in two cities in Canada and three facilities are located in three cities in Mexico. The 1998 annual base rental with respect to such leased facilities is approximately $8.3 million under leases expiring from 1998 to 2007. Foamex does not anticipate any problem in renewing or replacing any of such leases expiring in 1998. In addition, Foamex has approximately 0.8 million square feet of idle space.

     Foamex maintains administrative and sales offices in Linwood, Pennsylvania; St. Louis, Missouri; Southfield, Michigan; and New York, New York.


Environmental Matters

     Foamex is subject to extensive and changing federal, state, local and foreign environmental laws and regulations, including those relating to the use, handling, storage, discharge and disposal of hazardous substances and the remediation of environmental contamination, and as a result, is from time to time involved in administrative and judicial proceedings and inquiries relating to environmental matters. During fiscal year 1997 and the thirteen week period ended March 28, 1998, expenditures in connection with Foamex's compliance with federal, state, local and foreign environmental laws and regulations did not have a material adverse effect on its operations, financial position, capital expenditures or competitive position. As of March 29, 1998, Foamex had accruals of approximately $3.8 million for environmental matters.


     The Clean Air Act Amendments of 1990 (the "1990 CAA Amendments") provide for the establishment of federal emission standards for hazardous air pollutants including methylene chloride, propylene oxide and TDI, materials used in the manufacturing of foam. On December 27, 1996, the United States Environmental Protection Agency (the "EPA") proposed regulations under the 1990 CAA Amendments that will require manufacturers of slab stock polyurethane foam and foam fabrication plants to reduce emissions of methylene chloride. Because these regulations are subject to change prior to finalization, Foamex cannot accurately predict the actual cost of their implementation. Foamex does not believe implementation of the regulations will require it to make material expenditures, due to Foamex's use of alternative technologies which do not utilize methylene chloride and its ability to shift current production to the facilities which use these alternative technologies, however, material expenditures may be required at the facilities formerly operated by Crain. The 1990 CAA Amendments also may result in the imposition of additional standards regulating air emissions from polyurethane foam manufacturers, but these standards have not yet been proposed or promulgated.

     In addition to general regulatory requirements, state laws have resulted or will result in more stringent regulations regarding the use and emission of methylene chloride. Several former Crain facilities have been required to meet greater state restrictions regarding emission limits and/or quantities used of this chemical. For example, in California, methylene chloride usage was phased out at the end of 1995, while in Kent, Washington, and Easton, Pennsylvania, the former Crain facilities, pursuant to consent decrees as well as applicable laws, must over a period of time phase out methylene chloride usage. Specifically, through the development of the Enviro-Cure[RegTM] process, which uses ambient or refrigerated air to remove the heat of reaction during the foam curing process, methylene chloride usage can be reduced by up to 90 percent and, when used in conjunction with the Vertifoam[RegTM] process, completely. Crain had installed the Enviro-Cure[RegTM] process at its manufacturing facilities in Ft. Smith, Arkansas; Compton, California; San Leandro, California; Elkhart, Indiana; Tupelo, Mississippi; and Conover, North Carolina. Where regulations require the elimination of methyl-chloroform and methylene chloride. Crain has installed a CARDIO[RegTM] system, which eliminates the use of methyl-chloroform. During 1996, Crain installed the CARDIO[RegTM] system at its Compton, California; Easton, Pennsylvania; and Kent, Washington plants. However, see "Legal Proceedings" below.

     Foamex has reported to appropriate state authorities that it has found soil contamination in excess of state standards at facilities in Orlando, Florida; La Porte, Indiana; Conover, North Carolina; Cornelius, North Carolina; Fort Wayne, Indiana; and at a former facility in Dallas, Texas and groundwater contamination in excess of state standards at the Orlando, Conover, and Cornelius facilities. Foamex has begun remediation and is conducting further investigations into the extent of the contamination at these facilities and, accordingly, the extent of the remediation that may ultimately be required. The actual cost and the timetable of any such remediation cannot be predicted with any degree of certainty at this time. Foamex, based on engineering estimates of the remaining potential remediation costs for these facilities, has accruals of $3.3 million for the estimated cost of completing remediation and established a net receivable of $0.6 million on the basis of indemnifications by Trace Holdings and RFC associated with the partnership formation of Foamex. Foamex is in the process of completing a remediation at its Mesquite, Texas facility and expects a certificate of completion under the Texas Voluntary Clean Up program when such remediation is complete.

     Federal regulations require that by the end of 1998 all USTs be removed or upgraded in all states to meet applicable standards. Foamex has two USTs that will require removal or permanent in-place closure by the end of 1998. Due to the age of all of these tanks, leakage may have occurred resulting in soil and possibly groundwater contamination. Foamex has accrued approximately $0.1 million for the estimated removal and remediation costs, if any, associated with USTs. However, the full extent of contamination, and accordingly, the actual cost of such remediation, including at the former Crain facilities, cannot be predicted with any degree of certainty at this time. Foamex believes that its USTs do not pose a significant risk of environmental liability because of its monitoring practices for USTs and conditional approval for the permanent in-place closure for certain USTs. However, there can be no assurance that such USTs will not result in significant environmental liability in the future.


     On April 10, 1997, the Occupational Health and Safety Administration promulgated new standards governing employee exposure to methylene chloride, which is used as a blowing agent in some of Foamex's manufacturing processes. Foamex does not believe that it will be required to make any material expenditures to comply with these new standards due to its use of alternative technologies which do not use methylene chloride and its ability to shift production to facilities which use these technologies, however, material expenditures may be required at the facilities formerly operated by Crain.


     Foamex has been designated as a Potentially Responsible Party ("PRP") by the EPA with respect to nine sites with an estimated total liability to Foamex for the nine sites of less than approximately $0.5 million. Estimates of total cleanup costs and fractional allocations of liability are generally provided by the EPA or the committee of PRPs with respect to the specified site. In each case, the participation of Foamex is considered to be immaterial.


     On May 5, 1997, there was an accidental chemical spill at one of Foamex's manufacturing facilities. The spill was contained on site and cleaned-up for an approximate cost of $0.6 million. Although it is possible that new information or future developments could require Foamex to reassess its potential exposure relating to all pending environmental matters, including those described herein, Foamex believes that, based upon all currently available information, the resolution of such environmental matters will not have a material adverse effect on Foamex's operations, financial position, capital expenditures or competitive position. The possibility exists, however, that new environmental legislation and/or environmental regulations may be adopted, or other environmental conditions may be found to exist, that may require expenditures not currently anticipated and that may be material. See "Risk Factors--Environmental Liabilities and Regulations."

Legal Proceedings

     As of May 15, 1998, Foamex and Trace Holdings were two of multiple defendants in actions filed on behalf of approximately 5,000 recipients of breast implants in various United States federal and state courts and one Canadian provincial court. Some of these actions allege substantial damages, but most of these actions allege unspecified damages for personal injuries of various types. Three of these cases seek to allege claims on behalf of all breast implant recipients or other allegedly affected parties, but no class has been approved or certified by the court. In addition, three cases have been filed alleging claims on behalf of approximately 700 residents of Australia, New Zealand, England, and Ireland. Foamex believes that the number of suits may increase. During 1995, Foamex and Trace Holdings were granted summary judgments and dismissed as defendants from all cases in the federal courts of the United States and the state courts of California. Appeals for these decisions were withdrawn and the decisions are final.

     Although breast implants do not contain foam, certain silicone gel implants were produced using a polyurethane foam covering fabricated by independent distributors or fabricators from bulk foam purchased from Foamex or Trace Holdings. Neither Foamex nor Trace Holdings recommended, authorized, or approved the use of its foam for these purposes. Foamex is indemnified by Trace Holdings for any such liabilities relating to foam manufactured prior to October 1990. Although Trace Holdings has paid Foamex's litigation expenses to date pursuant to such indemnification and Foamex believes Trace Holdings likely will be in a position to continue to pay such expenses, there can be no absolute assurance that Trace Holdings will be able to provide such indemnification. While it is not feasible to predict or determine the outcome of these actions, based on Foamex's present assessment of the merits of pending claims, after consultation with the general counsel of Trace Holdings, and without taking into account the indemnification provided by Trace Holdings, the coverage provided by Trace Holdings' and Foamex's liability insurance, and the potential indemnity from the manufacturers of polyurethane covered breast implants, Foamex believes that the disposition of matters that are pending or that may reasonably be anticipated to be asserted should not have a material adverse effect on either Foamex's or Trace Holdings' consolidated financial position or results of operations. If Foamex's assessment of liability with respect to these actions is incorrect, such actions could have a material adverse effect on Foamex.

     On or about March 17, 1998, five purported class action lawsuits were filed in the Delaware Chancery Court, New Castle County, against Foamex International, directors of Foamex International, Trace Holdings, and individual officers and directors of Trace Holdings:

     Brickell Partners v. Marshall S. Cogan, et al., No. 16260NC;
     Mimona Capital v. Salvatore J. Bonanno, et al., No. 16259NC;
     Daniel Cohen v. Foamex International Inc., No. 16263;
     Eileen Karisinki v. Foamex International Inc., et al., No. 16261NC and John E. Funky Trust v. Salvatore J. Bonanno, et al., No. 16267.

     A sixth purported class action lawsuit, Barnett Stepak v. Foamex International Inc., et al., No. 16277, was filed on or about March 23, 1998 against the same defendants. The complaints in the six actions allege, among other things, that the defendants have violated fiduciary and other common law duties purportedly owed to Foamex International's stockholders in connection with the Trace Holdings proposal to acquire all of the shares of Foamex International's common stock. The complaints seek, among other things, class certification, a declaration that the defendants have breached their fiduciary duties to the class, preliminary and permanent injunctions baring implementation of the proposed transaction, rescission of the transaction if consummated, unspecified compensatory damages, and costs and attorneys' fees.

     Foamex is party to various other lawsuits, both as defendant and plaintiff, arising in the normal course of business. It is the opinion of Foamex that the disposition of these lawsuits will not, individually or in the aggregate, have a material adverse effect on the financial position or results of operations of Foamex. If Foamex's assessment of Foamex's liability with respect to these actions is incorrect, such actions could have a material adverse effect on Foamex's consolidated financial position. See "Risk Factors--Litigation."

     In November 1997, a complaint was filed in the United States District Court for the Southern District of Texas alleging that various defendants, including Crain through the use of the Cardio process licensed from a third party, infringed on a patent held by plaintiff. Foamex is negotiating with the licensor of the process for the assumption of the defense of the action by the licensor; however, the action is in the preliminary stages, and there can be no assurance as to the ultimate outcome of the action.

                              THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

     The Old Notes were issued by the Issuers on December 23, 1997 as part of the Crain Acquisition and the Related Transactions. In connection therewith, the Issuers entered into the Registration Rights Agreement, pursuant to which the Issuers agreed, for the benefit of the Holders of the Old Notes, that the Issuers would, at their sole cost, (i) within 45 days following the original issuance of the Old Notes, file with the Commission the Exchange Offer Registration Statement (of which this Prospectus is a part) under the Securities Act with respect to an issue of a series of New Notes of the Issuers identical in all material respects to the series of Old Notes and (ii) use their reasonable best efforts to cause such Exchange Offer Registration Statement to become effective under the Securities Act at the earliest possible time, but in no event later than 150 days following the original issuance of the Old Notes. Upon the effectiveness of the Exchange Offer Registration Statement (of which this Prospectus is a part), the Issuers will offer to the Holders of the Old Notes the opportunity to exchange their Old Notes for a like principal amount of New Notes, to be issued without a restrictive legend and which may, subject to certain exceptions described below, be reoffered and resold by the Holder without restrictions or limitations under the Securities Act. The term "Holder" with respect to any Note means any person in whose name such Note is registered on the books of Foamex.


     Each Holder desiring to participate in the Exchange Offer will be required to represent, among other things, that (i) it is not an "affiliate" (as defined in Rule 405 of the Securities Act) of the Issuers, (ii) it is not engaged in, and does not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution of the New Notes, and (iii) it is acquiring the New Notes in the ordinary course of its business (a holder unable to make the foregoing representations is referred to herein as a "Restricted Holder"). A Restricted Holder will not be able to participate in the Exchange Offer, and may only sell its Old Notes pursuant to a registration statement containing the selling securityholder information required by Item 507 of Regulation S-K of the Securities Act, or pursuant to an exemption from the registration requirement of the Securities Act.

     Each Participating Broker-Dealer is required to acknowledge in the Letter of Transmittal that it acquired the Old Notes as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with the resale of New Notes. Based upon interpretations by the staff of the Commission, the Issuers believe that New Notes issued pursuant to the Exchange Offer to Participating Broker-Dealers may be offered for resale, resold, and otherwise transferred by a Participating Broker-Dealer (other than a Restricted Holder) upon compliance with the prospectus delivery requirements, but without compliance with the registration requirements, of the Securities Act. The Issuers have agreed that for a period of 120 days following consummation of the Exchange Offer they will make this Prospectus available to Participating Broker-Dealers for use in connection with any such resale. During such period of time, delivery of this Prospectus, as it may be amended or supplemented, will satisfy the prospectus delivery requirements of a Participating Broker-Dealer engaged in market making or other trading activities. See "Plan of Distribution."

     Based upon interpretations by the staff of the Commission, the Issuers believe that New Notes issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by a Holder thereof (other than a Restricted Holder or a Participating Broker-Dealer) without compliance with the registration and prospectus delivery requirements of the Securities Act.

     If (i) the Issuers are not required to file the Exchange Offer Registration Statement or permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or Commission policy or
(ii) any Holder of Transfer Restricted Securities (as defined) notifies the Issuers 20 business days following the consummation of the Exchange Offer that
(A) such Holder is prohibited by law or Commission policy from participating in the Exchange Offer or (B) such Holder may not resell the New Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and this Prospectus is not appropriate or available for such resales or (C) such Holder is a broker-dealer and owns Old Notes acquired directly from the Issuers or an affiliate of the Issuers, then the Issuers are required under the Registration Rights Agreement to file with the Commission a shelf registration statement (the "Shelf Registration Statement") to cover resales of Transfer Restricted Securities by the Holder thereof who satisfies certain conditions relating to the provision of information in connection with the Shelf Registration Statement. The Issuers are required under the Registration Rights Agreement to use their reasonable best efforts to cause the Shelf Registration Statement to be declared effective at the earliest possible time but in no event later than 120 days after the date on which the Issuers become obligated to file such Shelf Registration

Statement and, except under certain circumstances, keep effective such Shelf Registration Statement until two years after its effective date. For purposes of the foregoing, "Transfer Restricted Securities" means each Note until the earliest to occur of (i) the date on which such Old Note has been exchanged by a person other than a Participating Broker-Dealer for a New Note in the Exchange Offer, (ii) following the exchange by a Participating Broker-Dealer in the Exchange Offer of an Old Note for a New Note, the date on which such New
Note is sold to a purchaser who receives from such Participating Broker-Dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement, (iii) the date on which such Note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement or (iv) the date on which such
Note is distributed to the public pursuant to Rule 144 under the Securities Act. The Issuers will, in the event of the filing of the Shelf Registration Statement, provide to each Holder of Transfer Restricted Securities covered by the Shelf Registration Statement copies of any Shelf Registration Statement or any prospectus which is a part of the Shelf Registration Statement, notify each such Holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricted resales of Transfer Restricted Securities. A Holder of Transfer Restricted Securities that sells such Transfer Restricted Securities pursuant to the Shelf Registration Statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to the purchaser, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement which are applicable to such Holder (including certain indemnification obligations). In addition, Holders of Transfer Restricted Securities will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Transfer Restricted Securities included in the Shelf Registration Statement and benefit from the provisions regarding Liquidated Damages, if any, set forth in the following paragraph.

     If (i) any Registration Statement required by the Registration Rights Agreement is not filed with the Commission on or prior to the date specified for such filing in the Registration Rights Agreement, (ii) any such Registration Statement has not been declared effective by the Commission on or prior to the date specified for such effectiveness in the Registration Rights Agreement (the "Effectiveness Target Date"), (iii) the Exchange Offer has not been consummated within 30 business days after the Effectiveness Target Date with respect to the Exchange Offer Registration Statement or (iv) any Registration Statement required by the Registration Rights Agreement is filed and declared effective but thereafter cease to be effective or fail to be usable for its intended purpose without being succeeded immediately by a post-effective amendment to such Registration Statement that cures such failure and that is itself immediately declared effective (each such event referred to in clauses (i) through (iv), a "Registration Default"), the Issuers have agreed to pay to each Holder of Transfer Restricted Securities, for the first 90-day period immediately following the occurrence of such Registration Default, liquidated damages ("Liquidated Damages") in an amount equal to $.05 per week per $1,000 principal amount of Notes constituting Transfer Restricted Securities held by such Holder for each week or portion thereof that the Registration Default continues. The amount of the Liquidated Damages payable to each Holder will increase by an additional $.05 per week per $1,000 in principal amount of Transfer Restricted Securities with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages of $.50 per week per $1,000 principal amount of Transfer Restricted Securities held by such Holder. Following the cure of all Registration Defaults, the accrual of Liquidated Damages, if any, shall cease.

     Payment of Liquidated Damages is the sole remedy available to the Holders of Transfer Restricted Securities in the event that the Issuers do not comply with the deadlines set forth in the Registration Rights Agreement with respect to the registration of Transfer Restricted Securities for resale under the Registration Statement.

Terms of the Exchange Offer

     Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Issuers will accept any and all Old Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. The Issuers will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of outstanding Old Notes accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer. However, Old Notes may be tendered only in integral multiples of $1,000.

     The form and terms of the New Notes will be identical in all material respects (including principal amount, interest rate, maturity and ranking) to terms of the Old Notes for which they may be exchanged pursuant to the Exchange Offer except that the New Notes have been registered under the Securities Act and, therefore, will not bear legends restricting their transfer and will not contain certain terms providing for an increase in the interest rate on the Old Notes under certain circumstances described in the Registration Rights Agreement. The New Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of the Indenture under which the Old Notes were, and the New Notes will be, issued.

     As of the date of this Prospectus, $98.0 million aggregate principal amount of the Old Notes is outstanding. The Issuers have fixed the close of business on June 12, 1998 as the record date for the Exchange Offer for purposes of determining the persons to whom this Prospectus, together with the Letter of Transmittal, will initially be sent. As of such date, there was one registered Holder of the Old Notes.

     Holders of the Old Notes do not have any appraisal or dissenters' rights under law or the Indenture in connection with the Exchange Offer. The Issuers intend to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission thereunder.

     Holders who tender Old Notes in the Exchange Offer will not be required to pay brokerage commission or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Issuers will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Offer. See "--Fees and Expenses."

Expiration Date; Extensions; Amendments

     The term "Expiration Date" shall mean Midnight, New York City time, on July 13, 1998, unless the Issuers, in their reasonable discretion, extend the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

     In order to extend the Exchange Offer, the Issuers will notify the Exchange Agent (as defined) of any extension by oral or written notice and will make a public announcement thereof prior to 9:00 a.m., New York City time, on the next business day after each previously scheduled Expiration Date, unless otherwise required by applicable law or regulation.

     The Issuers reserve the right, in their reasonable discretion, (i) to delay accepting any Old Notes, to extend the Exchange Offer or, if in their reasonable judgment any of the conditions set forth below under the caption "--Conditions" shall not have been satisfied, to terminate the Exchange Offer, by giving oral or written notice of such delay, extension or termination to the Exchange Agent, or (ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by a public announcement thereof. If the Exchange Offer is amended in a manner determined by the Issuers to constitute a material change, the Issuers will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered Holders, and the Issuers will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the registered Holders, if the Exchange Offer would otherwise expire during such five to ten business day period.

     Without limiting the manner in which the Issuers may choose to make a public announcement of any delay, extension, termination or amendment of the Exchange Offer, the Issuers shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

Procedures for Tendering

     Only a Holder of Old Notes may tender such Old Notes in the Exchange Offer. A Holder who wishes to tender Old Notes for exchange pursuant to the Exchange Offer must transmit a properly completed and duly executed Letter of Transmittal, or a facsimile thereof, together with any required signature guarantees, or, in the case of a book-entry transfer, Agent's Message (as defined), and any other required documents, to the Exchange Agent prior to Midnight, New York City time, on the Expiration Date. In addition, either (i) certificates for such Old Notes must be received by the Exchange Agent prior to the Expiration Date along with the Letter of Transmittal, (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Old Notes into the Exchange Agent's account at The Depository Trust Company ("DTC" or the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date or (iii) the Holder must comply with the guaranteed delivery procedures described below. To be tendered effectively, the Old Notes, or Book-Entry Confirmation, as the case may be, the Letter of Transmittal and other required documents must be received by the Exchange Agent at the address set forth below under "--Exchange Agent" prior to Midnight, New York City time, on the Expiration Date. DELIVERY OF DOCUMENTS TO THE BOOK ENTRY TRANSFER FACILITY IN ACCORDANCE WITH ITS PROCEDURE DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

     DTC has authorized DTC participants that hold Old Notes on behalf of beneficial owners of Old Notes through DTC to tender their Old Notes as if they were Holders. To effect a tender of Old Notes, DTC participants should either
(i) complete and sign the Letter of Transmittal (or a manually signed facsimile thereof), have the signature thereon guaranteed if required by the Instructions to the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or such manually signed facsimile) to the Exchange Agent pursuant to the procedure set forth in "Procedures for Tendering" or (ii) transmit their acceptance to DTC through the DTC Automated Tender Offer Program ("ATOP") for which the transaction will be eligible and follow the procedure for book-entry transfer set forth in "--Book-Entry Transfer."

     The tender by a Holder will constitute an agreement between such Holder and the Issuers in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

     The method of delivery of the Old Notes and the Letter of Transmittal and all other required documents to the Exchange Agent is at the election and risk of the Holder. Instead of delivery by mail, it is recommended that Holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the Exchange Agent before the Expiration Date. No Letter of Transmittal or Old Notes, or Book-Entry Confirmation, as the case may be, should be sent to the Issuers.

     Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered Holder promptly and instruct such registered Holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such beneficial owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such beneficial owner's Old Notes, either make appropriate arrangement to register ownership of the Old Notes in such owner's name or obtain a properly completed bond power from the registered Holder. The transfer of registered ownership may take considerable time.

     If the Letter of Transmittal is signed by a person other than the registered Holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by a properly completed bond power and signed by such registered Holder as such registered Holder's name appears on such Old Notes.

     If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Issuers, evidence satisfactory to the Issuers of their authority to so act must be submitted with the Letter of Transmittal.

     Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless the Old Notes tendered pursuant thereto are tendered (i) by a registered Holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution").

     All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Old Notes will be determined by the Issuers in their sole discretion, which determination shall be final and binding. The Issuers reserve the absolute right to reject any and all Old Notes not properly tendered or any Old Notes the Issuers' acceptance of which would, in the opinion of counsel for the Issuers, be unlawful. The Issuers also reserve the right to waive any defects, irregularities or conditions of tender as to particular Old Notes. The

Issuers' interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Issuers shall determine. Neither the Issuers, the Exchange Agent nor any other person shall incur any liability for failure to give notice of any defect or irregularity with respect to any tender of Old Notes. Tenders of Old Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will not be deemed to have been properly tendered. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering Holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

     By tendering, each Holder will represent to the Issuers, among other things, that such Holder is not a Restricted Holder. Each Participating Broker-Dealer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution."

Acceptance of Old Notes for Exchange; Delivery of New Notes

     For each Old Note accepted for exchange, the Holder of such Old Note will receive a New Note having a principal amount equal to that of the surrendered Old Note. For purposes of the Exchange Offer, the Issuers shall be deemed to have accepted properly tendered Old Notes for exchange when, as and if the Issuers have given oral or written notice thereof to the Exchange Agent.

     In all cases, issuance of New Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such Old Notes or a timely Book-Entry Confirmation of such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal or Agent's Message and all other required documents. If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Old Notes are submitted for a greater principal amount than the Holder desires to exchange, such unaccepted or non-exchanged Old Notes will be returned without expense to the tendering Holder thereof (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described below, such non-exchanged Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the Expiration Date.

Book-Entry Transfer

     The Exchange Agent will establish a new account or utilize an existing account with respect to the Old Notes at DTC promptly after the date of this Prospectus, and any financial institution that is a participant in DTC and whose name appears on a security position listing as the owner of Old Notes may make a book-entry tender of Old Notes by causing DTC to transfer such Old Notes into the Exchange Agent's account in accordance with DTC's procedures for such transfer. However, although tender of Old Notes may be effected through book-entry transfer into the Exchange Agent's account at DTC, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and validly executed, with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Exchange Agent at its address set forth below under the caption "Exchange Agent" on or prior to the Expiration Date, or the guaranteed delivery procedures described below must be complied with. The confirmation of a book-entry transfer of Old Notes into the Exchange Agent's account at DTC as described above is referred to herein as a "Book-Entry Confirmation." Delivery of documents to DTC in accordance with DTC's procedures does not constitute delivery to the Exchange Agent.

     The term "Agent's Message" means a message transmitted by DTC to, and received by, the Exchange Agent and forming a part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the Old Notes stating (i) the aggregate principal amount of Old Notes which have been tendered by such participant,
(ii) that such participant has received and agrees to be bound by the term of the Letter of Transmittal and (iii) that the Company may enforce such agreement against the participant.

Guarantee Delivery Procedures

     Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available, (ii) who cannot deliver their Old Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date or (iii) who cannot complete the procedure for book-entry transfer on a timely basis, may effect a tender if:

     (a) the tender is made through an Eligible Institution;

     (b) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the Holder, the certificate number(s) of such Old Notes and the principal amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof) or, in the case of a book-entry transfer, an Agent's Message, together with the certificate(s) representing the Old Notes, or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

     (c) such properly completed and executed Letter of Transmittal (or facsimile thereof) or, in the case of a book-entry transfer, an Agent's Message, as well as the certificate(s) representing all tendered Old Notes in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and all other documents required by the Letter of Transmittal are received by the Exchange Agent within three New York Stock Exchange trading days after the Expiration Date.

Withdrawal of Tenders

     Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

     To withdraw a tender of Old Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"),
(ii) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes), (iii) be signed by the Holder in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Old Notes register the transfer of such Old Notes into the name of the person withdrawing the tender and (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. If certificates for Old Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of such certificates, the withdrawing Holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless such Holder is an Eligible Institution. If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Old Notes and otherwise comply with the procedures of the Book Entry Transfer Facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Issuers in their sole discretion, which determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no New Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly retendered. Properly withdrawn Old Notes may be retendered by following one of the procedures described above under "--Procedures for Tendering" at any time prior to the Expiration Date.

     Any Old Notes which have been tendered but which are not accepted for payment due to withdrawal, rejection of tender or termination of the Exchange Offer will be returned as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer to the Holder thereof without cost to such Holder (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility for the Old Notes).

Conditions

     Notwithstanding any other term of the Exchange Offer, the Issuers shall not be required to accept for exchange, or exchange New Notes for, any Old Notes, and may terminate the Exchange Offer as provided herein before the acceptance of such Old Notes, if:

     (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which, in the reasonable judgment of the Issuers, might materially impair the ability of the Issuers to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Issuers, or any material adverse development has occurred in any existing action or proceeding with respect to the Issuers or any of their subsidiaries;

     (b) any change, or any development involving a prospective change, in the business or financial affairs of the Issuers or any of their subsidiaries has occurred which, in the reasonable judgment of the Issuers, might materially impair the ability of the Issuers to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Issuers;

     (c) any law, statute, rule or regulation is proposed, adopted or enacted, which, in the reasonable judgment of the Issuers, might materially impair the ability of the Issuers to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Issuers; or

     (d) any governmental approval has not been obtained, which approval the Issuers shall, in their reasonable discretion, deem necessary for the consummation of the Exchange Offer as contemplated hereby.

     The foregoing conditions are for the sole benefit of the Issuers and may be asserted by the Issuers regardless of the circumstances giving rise to any such condition or may be waived by the Issuers in whole or in part at any time and from time to time in their reasonable discretion. The failure by the Issuers at any time to exercise any of the foregoing rights shall not be deemed a waiver of such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

     If the Issuers determine in their reasonable discretion that any of the conditions are not satisfied, the Issuers may (i) refuse to accept any Old Notes and return all tendered Old Notes to the tendering Holders, (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of Holders to withdraw such Old Notes (see "--Withdrawal of Tenders" above) or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Old Notes which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, the Issuers will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered Holders, and the Issuers will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered Holders, if the Exchange Offer would otherwise expire during such five to ten business day period.

Exchange Agent

     The Bank of New York has been appointed as Exchange Agent for the Exchange Offer. Requests for additional copies of this Prospectus or of the Letter of Transmittal should be directed to the Exchange Agent addressed as follows:

                           To: The Bank of New York
                          By Hand/Overnight Courier:
                             The Bank of New York
                              101 Barclay Street
                           New York, New York 10286
                             Attn: George Johnson
                            Reorganization Section
                            Facsimile Transmission:
                                (212) 815-6339
                      Confirm by Telephone: (212) 815-3687

Fees and Expenses

     The expenses of soliciting tenders will be borne by the Issuers. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by officers and regular employees of the Issuers and their affiliates.

     The Issuers have not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The Issuers, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

     The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Issuers. Such expenses include fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs, among others.

     The Issuers will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, certificates representing New Notes or Old Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered Holder of the Old Notes tendered, or if tendered Old Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered Holder or any other persons) will be payable by the tendering Holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering Holder.

Accounting Treatment

     The New Notes will be recorded at the same carrying value as the Old Notes, which is the estimated fair market value as reflected in the Issuers' accounting records on the date of the Initial Offering. Accordingly, no gain or loss for accounting purposes will be recognized. The expenses of the Exchange Offer, the unamortized expenses related to the issuance of the Old Notes and the adjustment to reflect the estimated fair market value of the Old Notes will be amortized over the term of the Notes.

Regulatory Approvals

     The Issuers do not believe that the receipt of any material federal or state regulatory approvals will be necessary in connection with the Exchange Offer, other than the effectiveness of the Exchange Offer Registration Statement under the Securities Act.

Other

     Participation in the Exchange Offer is voluntary and Holders of Old Notes should carefully consider whether to accept the terms and conditions thereof. Holders of the Old Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take with respect to the Exchange Offer.

                                  MANAGEMENT

Directors and Executive Officers of the Issuers

     Pursuant to the Partnership Agreement (as defined), Foamex is managed by its managing general partner, FMXI. All of the directors and executive officers of FMXI are employees of Foamex and/or Foamex International and are not compensated by FMXI for their services as directors and executive officers of FMXI. See "Description of the Partnership Agreement."

     FCC is a wholly owned subsidiary of Foamex. The directors of FCC are not compensated by FCC for their services as directors.

     The following sets forth certain information with respect to the persons who, as of the date of this Prospectus, are executive officers of Foamex and/or directors and executive officers of FMXI and/or FCC.


               Name                 Age                             Position
   Andrea Farace .................  42   Chairman and Chief Executive Officer of
                                         Foamex, FMXI and FCC
   Marshall S. Cogan .............  60   Vice Chairman of Foamex and FMXI; a
                                         director of FCC
   Robert J. Hay .................  72   Chairman Emeritus of Foamex
   Rolf Christensen ..............  52   Chief Operating Officer of Foamex
   Kenneth R. Fuette* ............  53   Executive Vice President of Finance,
                                         Chief Financial Officer and Chief
                                         Administrative Officer of Foamex;
                                         Executive Vice President of Finance and
                                         a director of FMXI; Executive Vice
                                         President of Finance, Chief Financial
                                         Officer and a director of FCC
   John A. Feenan ................  37   Executive Vice President and
                                         Chief Financial Officer of Foamex
   Barry Zimmerman ...............  60   Executive Vice President, Manufacturing
                                         Services and Corporate Development of
                                         Foamex; Vice President of FMXI; Vice
                                         President and a director of FCC
   Philip N. Smith, Jr ...........  55   Senior Vice President of Foamex; Vice
                                         President, Secretary and General
                                         Counsel and a director of FMXI; Vice
                                         President and Secretary of FCC
   Gregory M. Barbe ..............  43   Executive Vice President, Cushioning
                                         Products of Foamex
   Gregory W. Brown ..............  42   Executive Vice President, Automotive
                                         Products of Foamex
   Christine A. Henisee ..........  51   Executive Vice President, Business
                                         Development and Technology of Foamex
   Stephen Drap ..................  48   Executive Vice President, Manufacturing
                                         and Customer Service, Technology
                                         Products of Foamex
   Darrel Nance ..................  38   Executive Vice President, Cushioning
                                         Products of Foamex
   Pete Wallace ..................  38   Executive Vice President, Manufacturing
                                         Technology of Foamex
   George L. Karpinski ...........  50   Senior Vice President, Treasurer and
                                         Secretary of Foamex; Vice President of
                                         FMXI and FCC
   Robert H. Nelson ..............  52   Vice President, Assistant Secretary and
                                         Assistant Treasurer of Foamex; Vice
                                         President and a director of FCC
   R. Allen Baker ................  36   Vice President and Chief Accounting
                                         Officer of Foamex, FMXI and FCC



     * Mr Fuette resigned effective June 19, 1998.


     The board of directors of each of FMXI and FCC is elected annually until their successors are elected and qualified. Successors are required to be elected by stockholder vote while vacancies in unexpired terms and any additional positions created by board action are filled by action of the existing board of directors. The executive officers named above were elected to serve in such capacities until their respective successors have been duly elected and have been qualified or until their earlier death, resignation, disqualifications or removal from office.

     There is no family relationship between any of the directors and executive officers.

     Andrea Farace began serving as Chairman and Chief Executive Officer of Foamex, Foamex International, FMXI, FCC and certain affiliated entities in May 1997. Mr. Farace has also served as a director of Foamex International since February 1996. Mr. Farace served as President and a director of Trace Holdings from December 1994 and December 1993, respectively, to December 1997. Prior to December 1993, Mr. Farace held several executive positions within Trace Holdings beginning in April 1991. Mr. Farace was Senior Executive of C.I.R. S.p.A. from May 1990 to March 1991. Prior to that, Mr. Farace was a Managing Director at Shearson Lehman Hutton, Inc. Mr. Farace is a director of Trace Foam and CHF Industries, Inc., both of which are subsidiaries of Trace Holdings. Additionally, Mr. Farace is a director of the Managed High Income Portfolio, Inc. and a member of the Advisory Board of the Italy Fund, both of which are NYSE-listed mutual funds.

     Marshall S. Cogan began serving as Vice Chairman of Foamex International, Foamex and FMXI and as a director of FCC in May 1997. Additionally, Mr. Cogan became the Chairman and Chief Executive Officer of United Auto Group, Inc. ("UAG"), an affiliate of Trace Holdings in April 1997. Mr. Cogan served as the Chairman of the Board and Chief Executive Officer of Foamex, FMXI and FCC from January 1994 to May 1997. Additionally, Mr. Cogan served as Chairman of the Board and Chief Executive Officer of Foamex International from its inception in September 1993 to May 1997. Mr. Cogan has served as Chairman of the Executive Committee of Foamex International since September 1993. Mr. Cogan has been a director of Trace Foam since December 1991 and the Chairman of the Board and President of Trace Foam and Trace Foam Sub, Inc. ("Trace Foam Sub"), since January 1992 and March 1995, respectively. Mr. Cogan also served as Vice Chairman of Foamex from January 1993 until January 1994. Mr. Cogan has been the principal stockholder, Chairman or Co-Chairman of the Board and Chief Executive Officer or Co-Chief Executive Officer of Trace Holdings, since 1974. He has also been a member of the Board of Directors of UAG since November 1990, and of Recticel since February 1993. Additionally, Mr. Cogan serves on the Board of Directors of the American Friends of the Israel Museum and the American Ballet Theater, the Board of Trustees of The Museum of Modern Art, the Boston Latin School and New York University Medical Center. Mr. Cogan also serves on several committees of Harvard University.

     Robert J. Hay has been Chairman Emeritus of Foamex since January 1994. Mr. Hay was Chairman Emeritus and a director of FMXI from January 1994 to May 1997 and also served as Chairman Emeritus and a director of Foamex International from 1993 to 1997. Mr. Hay was Chairman and Chief Executive Officer of Foamex from January 1993 to January 1994. Mr. Hay was President of Foamex and its predecessor from 1972 through 1992. Mr. Hay began his career as a chemist with The Firestone Tire and Rubber Company, a predecessor of Foamex in 1948.

     Rolf Christensen has been Chief Operating Officer of Foamex since March 1998. Prior to that Mr. Christensen served as Executive Vice President, Technical Products of Foamex. Mr. Christensen has served in several management positions since joining Foamex in 1967.


     John A. Feenan was appointed Executive Vice President and Chief Financial Officer of Foamex and Foamex International in June 1998. Prior to joining Foamex, Mr. Feenan served as Chief Financial Officer of LaPorte, Inc., the North American subsidiary of LaPorte, PLC, a UK-based manufacturer of specialty chemicals. From 1992 to 1994 Mr. Feenan served in a variety of positions at Plasti-Line Inc., including General Manager; from 1989 to 1992 he was employed by IBM Corporation in a variety of positions, including Senior Financial Analyst.

     Kenneth R. Fuette has been Executive Vice President of Finance and Chief Financial Officer of Foamex and Foamex International since July 1997, and Senior Vice President of Finance of FMXI since January 1994. Mr. Fuette resigned effective June 19, 1998. Mr. Fuette began serving as a director of FMXI, Senior Vice President of Finance, Chief Financial Officer and a director of FCC in May 1997. Prior thereto, Mr. Fuette served as Senior Vice President of Finance, Chief Accounting Officer and Chief Financial Officer of Foamex and Foamex International from January 1996 to July 1997. Mr. Fuette served as a Vice President of Foamex International and its predecessors from 1983 to 1995 and as Controller of Foamex International or its predecessors from 1977 to 1995.


     Barry Zimmerman has been Executive Vice President, Manufacturing Services and Corporate Development of Foamex since November 1996, Chairman, President and a director of Foamex Mexico since September 1993 and Vice President of FMXI since April 1995. Mr. Zimmerman has been a Senior Vice President of Foamex from

October 1995 to November 1996 and a Senior Vice President or Vice President and Managing Director of Trace Holdings since October 1986. Prior to that, Mr. Zimmerman held several executive positions within Trace Holdings beginning in August 1978. Mr. Zimmerman has been a director of Trace Foam since October 1990. Mr. Zimmerman has served as director of FCC since July 1992.

     Philip N. Smith, Jr. has been Vice President of Foamex, Vice President, Secretary and General Counsel of FMXI since October 1993 and Vice President, Secretary and General Counsel of Foamex International since its inception in September 1993 and of UAG since June 1996. Since May 1997, Mr. Smith has served as a director of FMXI and Vice President and Secretary of FCC. Mr. Smith has been the Secretary of Trace Foam since its inception in October 1990 and a Vice President of Trace Foam since December 1991. Mr. Smith has been a Vice President or Senior Vice President and the Secretary and General Counsel of Trace Holdings since January 1988 and has overseen and been actively involved in transaction negotiations, litigation, stockholder and director relations and other corporate legal matters. Prior to joining Trace Holdings, he was the sole shareholder of a professional corporation which was a partner of Akin, Gump, Strauss, Hauer & Feld, L.L.P

     Gregory M. Barbe has been Executive Vice President of the Foam Products group of Foamex since March 1998 and Executive Vice President, Cushioning Products of Foamex since July 1997. Mr. Barbe served as Vice President of Sales of Foamex from April 1994 to July 1997. Prior to joining Foamex, Mr. Barbe was the director of Marketing for Sealy brand products at Sealy, Inc. from 1990 to 1994. Prior to that, Mr. Barbe held several sales and marketing positions at three different units of the General Electric Company.

     Gregory W. Brown has been Executive Vice President, Automotive Products of Foamex since July 1997. Prior to joining Foamex, Mr. Brown served as Vice President of Marketing and Sales for the Guardian Industries Exterior Trim Group and served as Vice President of Business Development at DC Inc. and President at DCT Material Handling Inc.

     Christine A. Henisee has been Executive Vice President, Business Development and Technology of Foamex since July 1997. Prior to joining Foamex in 1996, Ms. Henisee held various management positions with Scott Paper Co. Ms. Henisee also serves on the Board of Episcopal Academy.

     Stephen Drap has been Executive Vice President, Technical Products of Foamex since March 1998. Prior to that, Mr. Drap served as Vice President, Manufacturing and Customer Service, Technical Products of Foamex. Mr. Drap has held various management positions since joining Foamex in 1980.

     Darrel Nance has been Executive Vice President of Foam Products of Foamex since March 1998. Prior to joining Foamex, Mr. Nance held several positions within Crain since 1994.

     Pete Wallace has been the Executive Vice President, Manufacturing Technology of Foamex since March 1998. Prior to joining Foamex, Mr. Wallace served as Vice President of Crain and as General Manager of the Newnan Facility. Prior to that, Mr. Wallace held several positions at Reeves Brothers Curon Division.

     George L. Karpinski has been Senior Vice President, Treasurer and Secretary of Foamex since July 1997 and has been Vice President and Treasurer of Foamex International since May 1996. Prior thereto, Mr. Karpinski served as Vice President, Secretary and Treasurer of Foamex from May 1993 to July 1997. Mr. Karpinski was Treasurer of Foamex from March 1989 to May 1993 and was Assistant Treasurer of Foamex from November 1985 to March 1989. Mr. Karpinski began serving as Vice President of FMXI and FCC in May 1997 and became a director of Foamex Mexico in June 1997. Mr. Karpinski began his career with the predecessor to Foamex in 1969.

     Robert H. Nelson has served as Vice President and a director of FCC since July 1992, as Vice President, Assistant Secretary and Assistant Treasurer of Foamex since January 1996. Mr. Nelson has also served as Executive Vice President and Chief Financial Officer of UAG since January 1997 and as a director since January 1996. He has also served as Vice Chairman of Atlantic Finance since March 1996, Chief Financial Officer and Treasurer of Trace since 1987 and Senior Vice President, Chief Operating Officer and a director of Trace since 1994.

     R. Allen Baker has served as Vice President and Chief Accounting Officer of Foamex, FMXI, Foamex International and FCC since August 1997. Prior thereto, Mr. Baker was the Director of Financial Reporting of Foamex and Foamex International from October 1994 until August 1997. Prior to joining Foamex and Foamex International, Mr. Baker was a manager in the business assurance practice of Coopers & Lybrand L.L.P. since June 1988.


     For information regarding executive compensation for Foamex, see Foamex International's 1997 Annual Report on Form 10-K/A. See "Incorporation of Certain Documents by Reference."

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS


     The following table sets forth, as of June 1, 1998, the beneficial ownership of the partnership interests of Foamex by (i) each person who is known to Foamex to own beneficially more than 5.0% of any class of Foamex's partnership interests, (ii) each director of FMXI (the managing general partner of Foamex) and FCC (iii) each executive officer listed in the summary compensation table of Foamex's 1997 Form 10-K and (iv) all executive officers and directors of Foamex, FMXI and FCC as a group. FCC is a wholly owned subsidiary of Foamex.


Name and Address                          Type of              % of        % of
of Beneficial Owners                      Interest           Profits       Class
FMXI, Inc. (1)
1000 Columbia Avenue
Linwood, Pennsylvania 19061 .........   General Partner       2.0         100.0
Foamex International Inc. (1)
1000 Columbia Avenue                    General Partner       2.0         100.0
Linwood, Pennsylvania 19061 .........   Limited Partner      98.0         100.0
All officers and directors as
a group (11 persons) (2) ............                         0.0           0.0

----------
(1)  FMXI is wholly owned by Foamex International.

(2) The disclosure of beneficial ownership of officers and directors does not include any beneficial ownership arising solely by virtue of such person's position with FMXI or Foamex International.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Foamex regularly enters into transactions with its affiliates on terms it believes to be no less favorable to Foamex than those which Foamex could have obtained from unaffiliated third parties. Payments to affiliates by Foamex and its subsidiaries in connection with any such transactions are governed by the provisions of the 9-7/8% Note Indenture, the Indenture and the Credit Facility, which generally provide that such transactions be on terms comparable to those generally available in equivalent transactions with third parties.

Airplane Lease


     Foamex was party to a lease agreement for an airplane with Trace Aviation Corp., a subsidiary of Trace Holdings ("Trace Aviation"). During 1995, Foamex paid Trace Aviation $1.6 million, pursuant to the lease agreement. The lease agreement also provided for the use of the airplane by Trace Holdings with remuneration to Foamex based on actual usage of the airplane. During 1995, Trace Holdings paid to Foamex $0.6 million pursuant to the lease agreement. During August 1995, Foamex Aviation Inc. ("Aviation"), a wholly owned subsidiary of Foamex International, acquired the airplane from Trace Holdings and the Foamex lease and other agreements were terminated.


Tax Sharing Agreement

     In 1992, Foamex and its partners entered into a tax sharing agreement, as amended (the "Tax Sharing Agreement"), pursuant to which Foamex agreed to make quarterly distributions to its partners which, in the aggregate, will equal the tax liability that Foamex would have paid if it had been a Delaware corporation filing separate tax returns rather than a Delaware partnership. For the fiscal years ended December 31, l995, December 29, 1996 and December 28, 1997, Foamex made payments of approximately $2.4 million, $3.5 million and $8.8 million, respectively, pursuant to the terms of the Tax Sharing Agreement to Foamex International and its subsidiaries.

Tax Distribution Advance Agreement

     On December 11, 1996, Foamex and Foamex International entered into a Tax Distribution Advance Agreement pursuant to which Foamex International has the right to obtain up to $17.0 million of advances against future distributions to the Tax Sharing Agreement. Any such advances will bear interest at a rate equal to 13.25% per annum. All advances must be repaid by December 31, 1999, and Foamex International is obligated to use 50.0% of any tax distribution to prepay the outstanding advances. In June 1997, the maximum amount of advances was increased to $25.0 million. In December 1997, Foamex advanced $13.6 million to Foamex International pursuant to the Tax Distribution Advance Agreement.

Management Services Agreement

     Foamex and Trace Foam entered into a management services agreement, pursuant to which Trace Foam provides Foamex with general managerial services of a financial, technical, legal, commercial, administrative and/or advisory nature for an annual fee of $3.0 million and reimbursement of expenses incurred.




Indemnification Regarding Environmental Matters

     Pursuant to the Asset Transfer Agreement, dated as of October 2, 1990, as amended, between Trace Holdings and Foamex (the "Trace Holdings Asset Transfer Agreement"), Foamex is indemnified by Trace Holdings for any liabilities incurred by Foamex arising out of or resulting from, among other things, the ownership or use of any of the assets transferred pursuant to the Trace Holdings Asset Transfer Agreement or the conduct of the transferred business on or prior to October 2, 1990, including, without limitation, any loss actually arising out of or resulting from any events, occurrences, acts or activities occurring after October 2, 1990, to the extent resulting from conditions existing on or prior to October 2, 1990, relating to (i) injuries to or the contraction of any diseases by any person resulting from exposure to Hazardous Substances (as defined in the Trace Holdings Asset Transfer Agreement) without regard to when such injuries or diseases are first manifested, (ii) the generation, processing, handling, storage or disposition of or contamination by any waste or Hazardous Substance, whether on or off the premises from which the transferred business has been conducted or (iii) any pollution or other damage or injury to the environment, whether on or off the premises from which the transferred business has been conducted. Foamex is also indemnified by Trace Holdings for any liabilities arising under Environmental Laws (as defined in the Trace Holdings Asset Transfer Agreement) relating to current or former Trace Holdings assets and for any liability relating to products of the transferred business shipped on or prior to October 2, 1990.

FJPS Note

     On June 28, 1994, Foamex purchased an $87.9 million principal amount note due 2006 from its 98% limited partner FJPS for $35.3 million (the "FJPS Note"). In December 1996 in exchange for certain waivers and amendment of the FJPS Note, FJPS repaid $18.4 million of the FJPS Note and a waiver payment of $0.2 million using a portion of the proceeds from the sale of its partnership interest in JPS Automotive. The FJPS Note was classified in partners' equity (deficit) and the accreted principal of $18.7 million for the period from June 28, 1994 to June 12, 1997 was included in the FJPS Note. In connection with the Refinancing Plan, the FJPS Note was distributed by Foamex to its partners and canceled.


Foamex International Supply Agreement

     In June 1994, Foamex also entered into a supply agreement with Foamex International (the "Foamex International Supply Agreement"). Pursuant to the terms of the Foamex International Supply Agreement, at the option of Foamex, Foamex International will purchase certain raw materials which are necessary for the manufacture of Foamex's products, and resell such raw materials to Foamex at a price equal to net cost plus reasonable out-of-pocket expenses. Management believes that the terms of the Foamex International Supply Agreement are no less favorable than those which Foamex could have obtained from an unaffiliated third party. During the thirteen week periods ended March 30, 1997 and March 29, 1998, Foamex purchased approximately $11.6 million and $15.0 million, respectively, of raw materials under the Foamex International Supply Agreement. For the fiscal years ended December 31, 1995, December 29, 1996 and December 28, 1997, Foamex purchased $105.1 million, $129.7 million and $138.6 million, respectively, in raw materials under the Foamex International Supply Agreement. Effective March 30, 1998, Foamex has discontinued utilizing the Foamex International Supply Agreement to purchase its raw materials.


Certain Transactions in Connection with the Refinancing Plan

     In connection with the consummation of the Refinancing Plan, Foamex distributed (i) to FJPS and FMXI, all FJPS Discount Debentures purchased in the Refinancing Plan, the FJPS Note and the promissory note of Foamex International payable to Foamex, and (ii) to Trace Foam, an amount in cash equal to 1/99th of the distribution to FJPS and FMXI. As part of the Refinancing Plan (a) FMXI dividended its distribution to Foamex International, (b) each of the FJPS Discount Debentures distributed to FJPS, the Foamex International promissory note, and the FJPS Note were canceled and (c) FJPS and its general partner, FJGP Inc., were merged into Foamex International.

     On July 7, 1996, Trace Holdings issued to Foamex a promissory note for approximately $4.4 million plus accrued interest of approximately $0.4 million, which is an extension of an earlier note. As part of the Refinancing Plan, the Note was amended and restated, with accrued interest being added to principal, the maturity was extended to July 7, 2001, and the interest rate was changed to the sum of 23/8% plus Three Month LIBOR. In connection with the Refinancing Plan, on July 1, 1997 Trace International borrowed an additional $5.0 million on terms and conditions substantially similar to the existing promissory note, and the tax distribution advance agreement was amended to increase the permitted advances to Foamex International from $17.0 million to $25.0 million.


     In connection with the Refinancing Plan, FJPS and its general partner FJGP Inc. were merged into Foamex International, and Foamex's Tax Sharing Agreement, Tax Distribution Advance Agreement and Management Services Agreement were amended to reflect such merger.


Certain Transactions in Connection with the Crain Acquisition

     As part of the Crain Acquisition and the Related Transactions, Crain (which at the time was a wholly owned subsidiary of Foamex International) contributed all of its assets, subject to all of its liabilities to Foamex on December 23, 1997 in exchange for a 1% non-managing general partnership interest. The assumed liabilities included indebtedness comprised of an approximately $118.0 million Bridge Loan and $98.0 million principal amount of the Old Notes. In connection with the such contribution, Foamex refinanced the Bridge Loan with $8.0 million of revolving credit borrowing and $110.0 million of term borrowing under its Credit Facility.

Certain Transactions in Connection with the GFI Transaction

     Prior to the consummation of the GFI Transaction, Foamex and GFI entered into the Supply Agreement and the Administrative Services Agreement effective February 27, 1998. Under the Supply Agreement, (i) GFI may purchase from Foamex finished prime, rubber and rebond carpet underlay at the lesser of cost plus 4.7% or fair market value, (ii) Foamex may purchase from GFI nonwoven textile fiber products at the lesser of cost plus 15% or fair market value, and (iii) either party may purchase from the other trim foam and other raw materials and supplies for the lesser of the price paid for such raw materials or fair market value. Under the terms of the Administrative Services Agreement, Foamex provides GFI with administrative services on a cost basis. During the thirteen week period ended March 29, 1998, Foamex sold approximately $13.4 million under the Supply Agreement and received approximately $0.1 million under the Management Services Agreement.

     During the thirteen week period ended March 29, 1998, Foamex paid approximately $0.5 million to Foamex Carpet for interest expense on a $38.8 million note. On February 27, 1998, Foamex repaid approximately $4.8 million of this note, and the balance was replaced by the Foamex/GFI Note. The Foamex/GFI Note was retained by Trace LLC in connection with the transfer of GFI.
During the thirteen week period ended March 29, 1998, Foamex paid approximately $0.2 million to Trace LLC for interest expense on the Foamex/GFI Note.

     As part of the GFI Transaction, Foamex Fibers was merged with and into GFI, and FLLC was merged with and into Foamex. In addition, FMXI and Crain were merged. Pursuant to the Transfer Agreement, Foamex transferred to Trace LLC all of the outstanding common stock of GFI, in exchange for (i) the assumption by Trace LLC of $129.0 million of Foamex's indebtedness, and (ii) the transfer by Trace LLC to Foamex of a 1% non-managing general partnership interest in Foamex. The amount of consideration was arrived at based on an independent, third party appraisal of GFI. As a result of the Transfer, each of GFI and Foamex Fibers ceased being a subsidiary of Foamex, and was released from all obligations under Foamex's Senior Subordinated Notes including the Notes.


     Upon consummation of the Transfer and pursuant to the Asset Purchase Agreement, GFI sold substantially all of its assets (other than its owned real estate and the Foamex/GFI Note) to Foamex Carpet in exchange for (i) $20.0 million in cash and (ii) the New GFI Note. The cash portion of the consideration was borrowed by Foamex under its Credit Facility, which cash portion was then distributed by Foamex to Foamex International and then contributed by Foamex International to Foamex Carpet. The amount of consideration was arrived at based on an independent, third party appraisal of GFI.


     As a result of the Crain Acquisition and the GFI Transaction, the partners of Foamex are Foamex International, with a 98% limited partnership interest and FMXI, a wholly owned subsidiary of Foamex International, with a 2% managing general partnership interest. In addition, Foamex's Tax Sharing Agreement was amended to provide for distributions in proportion to the new partnership percentages.


Other Transactions

     For each of the fiscal years ended December 31, 1995, December 29, 1996, and December 28, 1997, Foamex made charitable contributions to the Trace International Holdings, Inc. Foundation (the "Foundation") in the amount of $0.2 million. The Foundation is a Delaware tax-exempt private foundation. Marshall S. Cogan, Vice Chairman of Foamex International and Foamex, is the sole director of the Foundation.


     In December 1995, Foamex purchased a $2.0 million promissory note from Foamex International with a maturity date of December 1997. The note bore interest at a rate per annum equal to six month LIBOR plus 4.0% and was payable semiannually in June and December. The note was classified in the other component of partners' equity (deficit). This note was distributed to Foamex's partners and canceled in connection with the Refinancing Plan.


     In December 1997, Foamex purchased two promissory notes from Foamex International, one on December 26, 1997 for $2.5 million, and one on December 29, 1997 for $2.49 million. The notes bear interest at a rate per annum equal to three month LIBOR plus 2.375%. The notes are payable on demand, or if no demand is made on December 31, 2001.


     Foamex chartered an aircraft (which is owned by a wholly owned subsidiary of Foamex International) through a third party and incurred costs of approximately $0.4 million and $0.2 million during the thirteen week periods ended March 30, 1997 and March 29, 1998, respectively. During the fiscal years ended 1996 and 1997, Foamex incurred costs of approximately $1.4 million and $1.2 million, respectively. In addition, Foamex anticipates that it will pay and/or distribute up to $2.0 million per year to enable Foamex International to pay debt service and certain operating costs.

     Prior to February 27, 1998, Foamex had sales and purchases with GFI based on an established intercompany transfer price which was adjusted to comply with the transfer pricing regulations of the Internal Revenue Code, as amended, if necessary. During the thirteen week periods ended March 30, 1997 and March 29, 1998, Foamex sold approximately $35.5 million and $18.1 million, respectively, to GFI and purchased from GFI approximately $0.4 million and $0.4 million, respectively.


     Trace Holdings rents approximately 5,900 square feet of general, executive and administrative office space in New York, New York from Foamex, on substantially the same terms as Foamex leases such space from a third party lessor. The lease commenced October 1, 1993 with the occupancy and rent payments commencing on October 1, 1994. The lease provides for an initial term of 11 years and expires on September 30, 2004. The lease provides for two optional five-year renewal periods at the fair market rental value of the property on the first day of such renewal term. The annual rental for the period October 1, 1994 through September 30, 2004 is approximately $0.7 million. Under the lease, Foamex is required to pay certain excess real estate taxes and operating expenses incurred by the lessor relating to the property for which it will be proportionally reimbursed by Trace Holdings. The rental terms were the result of arm-length negotiations between Foamex and the third party lessor. Trace Holdings will reimburse, through increased rent, Foamex for the cost of any leasehold improvements applicable to the space occupied for the benefit of Trace Holdings.

                    DESCRIPTION OF CERTAIN DEBT INSTRUMENTS

     Set forth below is a summary of all of the material payment terms of certain debt instruments to which Foamex is a party.

Credit Facility


     Foamex has entered into the Credit Facility with a group of banks. The Credit Facility provides for (i) a $120.0 million term A sub-facility (the "Term A Loan"), a $110.0 million term B sub-facility (the "Term B Loan"), a $100.0 million term C sub-facility (the "Term C Loan"), and a $110.0 million term D sub-facility (the "Term D Loan") and (ii) a $200.0 million revolving credit facility (the "Revolving Facility"). The Term D Loan, together with additional debt, including borrowings under the Revolving Credit Facility, was incurred in connection with the Crain Acquisition and was used to refinance the Bridge Loan. The Bridge Loan was used to fund the Crain purchase price.

     In conjunction with the Refinancing Plan, $88.0 million of the Term A Loan, $110.0 million of Term B Loan, $100.0 million of Term C Loan and $49.0 million of borrowings under the Revolving Facility were drawn. In connection with the redemption of certain publicly held debt securities on October 1, 1997, Foamex drew an additional $29.0 million of Term A Loan. Also, on October 6, 1997, Foamex repaid $38.8 million of Term A Loan borrowings with the net proceeds from a note receivable from GFI. In connection with the GFI Transaction, Foamex borrowed $129.0 million under a new term facility, and used the net proceeds of the borrowings to repay $75.7 million of Term A Loan (which represented the outstanding balance), $25.9 million of Term B Loan and $23.5 million of Term C Loan. Foamex was discharged from all obligations under the new term facility upon its assumption by Trace LLC in the GFI Transaction.


     The Term B Loan, the Term C Loan and the Term D Loan are amortized each year and will mature in June 2005, June 2006 and December 2006, respectively. The Revolving Facility will terminate in June 2003. Set forth below are the aggregate principal amounts of the term loans that are amortized for each fiscal year commencing in 1998, assuming that $83.8 million, $76.2 million and $110.0 million are drawn for the Term B Loan, the Term C Loan and the Term D Loan, respectively, and no excess cash flow or other prepayments are made.

                         Fiscal Year         Amount
                                         (in thousands)

                        1998 ..........     $  3,228
                        1999 ..........        2,703
                        2000 ..........        2,703
                        2001 ..........        2,027
                        2002 ..........        2,703
                        2003 ..........       10,891
                        2004 ..........       62,408
                        2005 ..........       59,271
                        2006 ..........      124,102
                                            --------
                        Total .........     $270,036
                                            ========

     The maturity of borrowings under the Credit Facility may be accelerated upon the occurrence of certain events. In addition, Foamex is required, subject to certain exceptions, to prepay outstanding borrowings from the net proceeds of certain asset sales, equity and debt issuances and a percentage of annual excess cash flow (based on Foamex's then current Leverage Ratio (as defined below)). Borrowings under the Credit Facility are secured by the accounts receivable, inventories, certain real and personal property and certain intangible assets of Foamex, the partnership interests of Foamex and the capital stock of all the direct and indirect subsidiaries of Foamex.

     Funds borrowed under the Credit Facility bear interest at either (i) Scotiabank's alternate base rate ("Base Rate") or (ii) LIBOR plus, in each case, an applicable margin (the "Applicable Margin") based on Foamex's ratio (the "Leverage Ratio") of (a) total funded indebtedness less cash to (b) its trailing four quarter EBDAIT. Generally, for LIBOR borrowings, the Applicable Margin ranges from 0.625% (corresponding to a Leverage Ratio less than 2.50) to 2.750% (corresponding to a Leverage Ratio greater than or equal to 4.50). Generally, for Base Rate borrowings, the Applicable Margin ranges from 0.0% (corresponding to a Leverage Ratio less than 3.00) to 1.750%

(corresponding to a Leverage Ratio greater than or equal to 4.50). Within these ranges, the Applicable Margin varies depending on the maturity date of the borrowings.

     The Credit Facility restricts, among other things and subject to certain exceptions, Foamex's ability: (i) to incur additional indebtedness, except for extensions or refundings of certain permitted indebtedness, (ii) to merge, consolidate, liquidate, dissolve, sell or transfer all or substantially all of their assets or make other similar fundamental changes, (iii) to sell assets outside the ordinary course of business in excess of amounts set forth therein in any fiscal year, (iv) to guarantee or invest in, or make loans or advances to, other persons or entities, (v) to declare or pay dividends or make other distributions with respect to their equity interests and (vi) to engage in certain transactions with affiliates and holders of their equity interests. In general, these covenants are more restrictive than those contained in the Indenture and the 9-7/8% Note Indenture. The Credit Facility also requires Foamex to maintain specified financial ratios.

     Events of default under the Credit Facility include, among other things:
(i) any failure by Foamex to pay principal thereunder when due, or to pay interest or any other amount due within five days after the date due, (ii) the failure of Foamex or any of its subsidiaries to pay any other indebtedness (including capitalized leases) when due in excess of amounts set forth therein, or the occurrence of any breach, default or event of default that would cause or permit the acceleration of indebtedness in excess of amounts set forth therein, (iii) the breach by Foamex or FMXI of certain covenants and agreements of the Credit Facility, (iv) the material inaccuracy of any representation or warranty given by Foamex or FMXI in the Credit Facility, (v) the continuance of a default by Foamex or FMXI in the performance of or compliance with other covenants and agreements in the Credit Facility for 30 days after the occurrence thereof and (vi) certain changes of control and acts of bankruptcy, insolvency or dissolution. An event of default under the Credit Facility would result in an Event of Default under the Indenture and the 9-7/8% Note Indenture.

9-7/8% Senior Subordinated Notes due 2007

     The 9-7/8% Notes were issued on June 12, 1997 and bear interest at the rate of 9-7/8% payable semiannually on each June 15 and December 15. The 9-7/8%
Notes mature on June 15, 2007. The 9-7/8% Notes are subordinated in right of payment to all Senior Debt (as defined). The 9-7/8% Notes may be redeemed at the option of Foamex, in whole or in part, at any time on or after June 15, 2002, initially at 104.938% of their principal amount, plus accrued interest, and declining to 100% on or after June 15, 2005. Prior to June 15, 2005, Foamex may redeem, on one or more occasions, up to 35% of the initially outstanding aggregate principal amount of the 9-7/8% Notes at a redemption price equal to 109.875% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages with the cash proceeds of one or more Public Equity Offerings; provided that, in each case, at least 65% of the initially outstanding aggregate principal amount of 9-7/8% Notes remains outstanding immediately after such redemption. The 9-7/8% Note Indenture contains covenants substantially similar to the Indenture, except that (i) the prepayment of the 9-7/8% Notes does not constitute a "Restricted Payment" under the Indenture, and
(ii) in connection with Asset Sales, Foamex is required to offer to repurchase the 9-7/8% Notes before it offers to repurchase the Notes.

Foamex/GFI Note

     The Foamex/GFI Note was issued on February 27, 1998, and bears interest at either (i) the Base Rate or (ii) LIBOR plus 0.75% payable March 17, 2000. The Foamex/GFI Note has a $34.0 million principal amount, is collateralized by a $34.5 million letter of credit under the Credit Facility, and is not subject to voluntary prepayment.

Industrial Revenue Bonds ("IRBs")

     Two bond issues in the principal amount of $1.0 million and $6.0 million, maturing in 2005 and 2013, respectively, are collateralized by certain properties which have an approximate net carrying value of $11.4 million at December 28, 1997 and letters of credit approximating $7.3 million. The IRBs bear interest at a variable rate with options available to Foamex to convert to a fixed rate. The interest rates on the IRBs were 4.15% and 3.85% at December 28, 1997 for the $6.0 million and $1.0 million bond issues, respectively. The interest rate on the $6.0 million bond issue varies weekly based on an interest rate that is indicative of current bidside yields on high quality short-term, tax-exempt obligations, or if such interest rate is not available, 70.0% of the interest rate for thirteen week United States Treasury Bills. The maximum interest rate for either of the IRBs is 15.0% per annum. At the time of a conversion to a fixed interest rate and upon appropriate notice, the IRBs are redeemable at the option of the bondholders.

Subordinated Note Payable

     This note payable was issued to the former Chief Operating Officer of Foamex International, on May 6, 1993 by Foamex in connection with the acquisition of Great Western. The note bears interest at a maximum rate of 6.0% per annum and the principal amount is payable in three equal annual installments beginning May 6, 1999. See "Certain Relationships and Related Transactions--Certain Transactions Relating to the Acquisition of Great Western."

Foamex Mexico Loan Agreement

     In May 1997, Foamex Mexico entered into a loan agreement which provides for (i) a $5.0 million term loan and (ii) a $2.0 million line of credit. Borrowings under such loan agreement bear interest at a rate of LIBOR plus 4.5% and are collateralized by certain assets of Foamex Mexico. The $5.0 million term loan is amortized in equal quarterly payments after the first year and will mature in 2002. The $2.0 million line of credit will be used for working capital purposes and is renewable annually. During December 1997, the agreement was amended to provide for (i) a $7.0 million term loan and (ii) a $3.0 million line of credit. The terms of the amended agreement including repayments are identical to the original agreement. Foamex Mexico used the proceeds of the term loan for expenditures associated with the construction of a new manufacturing facility.

                             DESCRIPTION OF NOTES

General

     The Old Notes were issued and the New Notes will be issued under an indenture (the "Indenture") by and among Foamex and FCC, as joint and several obligors, GFI, Foamex Fibers and FLLC as Subsidiary Guarantors, Crain Holdings solely as intermediate obligor and The Bank of New York, as trustee (the "Trustee"). The Indenture was amended and supplemented by a First Supplemental Indenture, dated as of February 27, 1998 (the "First Supplemental Indenture"), by and among Foamex, FCC, GFI, Foamex Fibers, FLLC, Crain Holdings and the Trustee pursuant to which each of GFI, Foamex Fibers and FLLC was released and discharged from all its obligations as a Subsidiary Guarantor under the Indenture and Crain Holdings was released and discharged from all of its obligations under the Indenture. The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except that the New Notes have been registered under the Securities Act, and, therefore, will not bear legends restricting their transfer and will not contain certain terms providing for an increase in the interest rate on the Old Notes under the circumstances described in the Registration Rights Agreement. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms, and Holders of Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following is a summary of all material provisions of the Indenture. A copy of the Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The definition of certain terms used in the following summary are set forth under "--Certain Definitions." For purposes of this summary, the term Issuers refers only to Foamex and FCC and not to any of their respective Subsidiaries.


     The Notes are general unsecured obligations of the Issuers, subordinated in right of payment to all existing and future Senior Debt of the Issuers, including Indebtedness pursuant to the Credit Facility. The Issuers' obligations under the Notes are jointly and severally unconditionally guaranteed (the "Note Guarantees") on a senior subordinated basis by the Subsidiary Guarantors. See "--Note Guarantees." As of March 29, 1998, the Issuers had approximately $448.1 million aggregate principal amount of Senior Debt and approximately $157.0 million aggregate principal amount of Pari Passu Debt. The Indenture permits the incurrence of additional Senior Debt, Pari Passu Debt and Subordinated Indebtedness in the future.


     The operations of Foamex are conducted in part through its Subsidiaries, and Foamex may, therefore, be dependent upon the cash flow of its Subsidiaries to meet its debt obligations, including its obligations under the Notes. While certain future domestic subsidiaries of the Issuers are expected to be Subsidiary Guarantors, certain other foreign Subsidiaries of Foamex are not guarantors and may be restricted in their ability to pay dividends to Foamex pursuant to instruments governing indebtedness of such Subsidiaries. Under certain circumstances, the Issuers will be able to designate any Subsidiaries formed by the Issuers or acquired by the Issuers after the original issuance of the Notes as Unrestricted Subsidiaries. Unrestricted Subsidiaries are not Subsidiary Guarantors and are not subject to most of the restrictive covenants set forth in the Indenture.

Principal, Maturity and Interest

     The Notes are limited in aggregate principal amount to $98.0 million and will mature on August 15, 2005. Each Note will bear interest at the rate of 131/2% per annum from the date of issuance of the Crain Note for which the Note is exchanged, from the date of the last periodic payment of interest on such Crain Note or from the most recent date to which interest has been paid or provided for, whichever is later. Interest is payable semi-annually on February 15 and August 15 of each year commencing August 15, 1998 to holders of record at the close of business on the January 30 or July 30 immediately preceding the Interest Payment Date. Principal, interest, premium and Liquidated Damages, if any, on the Notes will be payable at the office or agency of the Issuers maintained for such purpose within the City and State of New York or, at the option of the Issuers, payment of interest and liquidated damages for failure to satisfy the registration obligations in the Registration Rights Agreement ("Liquidated Damages"), if any, may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders of Notes; provided that all payments of principal, interest, premium and Liquidated Damages, if any, with respect to the Notes, the Holders of which have given wire transfer instructions to the Issuers, will be required to be made by wire transfer of immediately available next day funds to the accounts specified by the Holders thereof. Until otherwise designated by the Issuers, the Issuers' office or agency in New York will be the office of the Trustee maintained for such purpose. The Notes will be issued in denominations of $1,000 and integral multiple of $1,000.

Subordination

     The payment of principal of, interest and premium and Liquidated Damages, if any, on the Notes is subordinate in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Debt, whether outstanding on the date of the Indenture or thereafter created, incurred or assumed and all permissible renewals, extensions, refundings or refinancings thereof.

     The Indenture provides that, upon any payment or distribution of assets of the Issuers of any kind or character, whether in cash, property or securities, to creditors in any Insolvency or Liquidation Proceeding with respect to either Issuer all amounts due or to become due under or with respect to all Senior Debt will first be paid in full before any payment is made on account of the Notes, except that the Holders of Notes may receive Reorganization Securities. Upon any such Insolvency or Liquidation Proceeding, any payment or distribution of assets of Foamex or FCC of any kind or character, whether in cash, property or securities (other than Reorganization Securities), to which the holders of the Notes or the Trustee would be entitled will be paid by Foamex or FCC or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other person making such payment or distribution, or by the holders of the Notes or by the Trustee if received by them, directly to the holders of Senior Debt (pro rata to such holders on the basis of the amounts of Senior Debt held by such holders) or their Representative or Representatives, as their interests may appear, for application to the payment of the Senior Debt remaining unpaid until all such Senior Debt has been paid in full, after giving effect to any concurrent payment, distribution or provision therefor to or for the holders of Senior Debt.

     The Indenture provides that (a) in the event of and during the continuation of any default in the payment of principal of, interest or premium, if any, on any Senior Debt, or any Obligation owing from time to time under or in respect of Senior Debt, or in the event that any event of default (other than a payment default) with respect to any Senior Debt will have occurred and be continuing and will have resulted in such Senior Debt becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, or (b) if any event of default other than as described in clause (a) above with respect to any Designated Senior Debt will have occurred and be continuing permitting the holders of such Designated Senior Debt (or their Representative or Representatives) to declare such Designated Senior Debt due and payable prior to the date on which it would otherwise have become due and payable, then no payment will be made by or on behalf of Foamex or FCC on account of the Notes (other than payments in the form of Reorganization Securities) (x) in case of any payment or nonpayment default specified in (a), unless and until such default will have been cured or waived in writing in accordance with the instruments governing such Senior Debt or such acceleration will have been rescinded or annulled, or (y) in case of any nonpayment event of default specified in (b), during the period (a "Payment Blockage Period") commencing on the date the Issuers or the Trustee receive written notice (a "Payment Notice") of such event of default (which notice will be binding on the Trustee and the holders of Notes as to the occurrence of such a payment default or nonpayment event of default) from the Credit Agent (or other holders of Designated Senior Debt or their Representative or Representatives) and ending on the earliest of (A) 179 days after such date,
(B) the date, if any, on which such Designated Senior Debt to which such default relates is paid in full or such default is cured or waived in writing in accordance with the instruments governing such Designated Senior Debt by the holders of such Designated Senior Debt and (C) the date on which the Trustee receives written notice from the Credit Agent (or other holders of Designated Senior Debt or their Representative or Representatives), as the case may be, terminating the Payment Blockage Period. During any consecutive 360-day period, the aggregate of all Payment Blockage Periods shall not exceed 179 days and there shall be a period of at least 181 consecutive days in each consecutive 360-day period when no Payment Blockage Period is in effect. No event of default which existed or was continuing with respect to the Senior Debt to which notice commencing a Payment Blockage Period was given on the date such Payment Blockage Period commenced shall be or be made the basis for the commencement of any subsequent Payment Blockage Period unless such event of default is cured or waived for a period of not less than 90 consecutive days.

     As a result of the subordination provisions described above, in the event of Foamex's or FCC's liquidation, dissolution, bankruptcy, reorganization, insolvency, receivership or similar proceeding or in an assignment for the benefit of the creditors or a marshaling of the assets and liabilities of either of the Issuers, holders of Notes may recover less ratably than creditors of the Issuers who are holders of Senior Debt. See "Risk Factors--Subordination." The Indenture will limit, subject to certain financial tests, the amount of additional Indebtedness, including Senior Debt, that the Issuers and their respective Restricted Subsidiaries can incur. See "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock."

Note Guarantees

     The Note Guarantees will be subordinated to the prior payment in full of all Senior Debt of any future Subsidiary Guarantor (including such Subsidiary Guarantor's guarantee of the Credit Agreement, if any) to the same extent that the Notes are subordinated to Senior Debt of the Issuers. The obligations of any Subsidiary Guarantor under its Note Guarantee will be limited so as not to constitute a fraudulent conveyance under applicable law. See "Risk Factors--Certain Creditors' Rights Considerations."

     The Indenture provides that no Subsidiary Guarantor may consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person), another corporation, Person or entity whether or not affiliated with such Subsidiary Guarantor unless, subject to the provisions of the following paragraph, (i) the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) assumes all the obligations of such Subsidiary Guarantor pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee, under the Notes and the Indenture; (ii) immediately after giving effect to such transaction, no Default or Event of Default exists; (iii) such Subsidiary Guarantor, or any Person formed by or surviving any such consolidation or merger, would have Consolidated Net Worth (immediately after giving effect to such transaction), equal to or greater than the Consolidated Net Worth of such Subsidiary Guarantor immediately preceding the transaction; and (iv) Foamex would be permitted by virtue of Foamex's pro forma Fixed Charge Coverage Ratio, immediately after giving effect to such transaction, to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the covenant described below under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock." The requirements of clauses
(iii) and (iv) of this paragraph will not apply in the case of a consolidation with or merger with or into any other Person if the acquisition of all of the Equity Interests in such Person would have complied with the provisions of the covenants described below under the captions "--Restricted Payments" and "--Incurrence of Indebtedness and Issuance of Preferred Stock."

     The Indenture provides that (a) in the event of a sale or other disposition of all of the assets of any Subsidiary Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the capital stock of any Subsidiary Guarantor, or (b) in the event that either of the Issuers designates a Subsidiary Guarantor to be an Unrestricted Subsidiary, or such Subsidiary Guarantor ceases to be a Subsidiary of the Issuers, then such Subsidiary Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the capital stock of such Subsidiary Guarantor or any such designation) or the entity acquiring the property (in the event of a sale or other disposition of all of the assets of such Subsidiary Guarantor) will be released and relieved of any obligations under its Note Guarantee; provided that the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture. See "--Repurchase at the Option of Holders." In the case of a sale, assignment, lease, transfer, conveyance or other disposition of all or substantially all of the assets of a Subsidiary Guarantor, upon the assumption provided for in clause (i) in the preceding paragraph, such Subsidiary Guarantor shall be discharged from all further liability and obligation under the Indenture.

Intermediate Obligations of Crain Holdings

     Crain Holdings was a party to the Indenture for the sole purpose of assuming the obligations of the Notes before the effectiveness of the Asset Contribution. As a result of the consummation of the Asset Contribution on December 23, 1997 and the execution of the First Supplemental Indenture, Crain Holdings was released as an obligor of the Notes.

Optional Redemption

     The Notes will not be redeemable at the Issuers' option prior to August 15, 2000. Thereafter, the Notes will be redeemable at the option of the Issuers, in whole or in part, at any time upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, thereon, to the applicable redemption date, if redeemed during the twelve-month period beginning on August 15 of the years indicated below:

           Period                                   Redemption Price
           -------------------------------------    ----------------
           2000 ................................       106.7500%
           2001 ................................       105.0625%
           2002 ................................       103.3750%
           2003 ................................       101.6875%
           2004 and thereafter .................       100.0000%

Selection and Notice

     If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided that no Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Mandatory Redemption

     Except as set forth below under "--Repurchase at the Option of Holders," the Issuers are not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Repurchase at the Option of Holders

   Change of Control

     Upon the occurrence of a Change of Control, each Holder of the Notes will have the right to require the Issuers to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the date of purchase (the "Change of Control Payment"). Within 30 days following any Change of Control, the Issuers will mail a notice to each Holder describing the transaction or transactions that constituted the Change of Control and offering to repurchase the Notes on the date specified in such notice, which date shall be no earlier than 30 days and no later than the fifth Business Day preceding the last day of the fiscal quarter of Foamex next following the Change of Control date (the "Change of Control Payment Date"), pursuant to the procedures required by the Indenture and described in such notice. The Issuers will comply with the requirements of Rule 14e-l under the Exchange Act any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control.

     On the Change of Control Payment Date, the Issuers will, to the extent lawful, (1) accept for payment all the Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect to all the Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of the Notes or portions thereof being purchased by the Issuers. The Paying Agent will promptly mail to each Holder of the Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Indenture provides that, prior to complying with the provisions of this covenant, but in any event prior to the Change of Control Payment Date, the Issuers will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of the Notes required by this covenant. The Issuers will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date. See "Risk Factors--Potential Acquisition of Foamex International" and "--Limitations on Ability to Make Change of Control Payment."

     The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Issuers repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

     The Credit Facility restricts the Issuers from repurchasing any Notes and also provides that certain asset sales and change of control events with respect to the Issuers would constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Debt to which either of the Issuers becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Issuers are prohibited from purchasing the Notes, the Issuers could seek the consent of their respective lenders to purchase the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuers do not obtain such consent or repay such borrowings, the Issuers will remain prohibited from purchasing the Notes. In such case, the Issuers' failure to purchase tendered Notes would constitute an Event of Default under the Note Indenture which would, in turn, constitute a default under the 9-7/8% Note Indenture and the Credit Facility and would likely cause an event of default under any other outstanding Senior Debt. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of the Notes. See "Risk
Factors--Subordination" and "Description of Certain Debt Instruments."

     The Issuers will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuers and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

     The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of each of the Issuers and each of their respective Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of the Notes to require the Issuers to repurchase such Notes as a result of sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Issuers and their respective Subsidiaries taken as a whole to another person or group may be uncertain.

     The obligation to make a Change of Control Offer, together with restrictions in the Indenture described herein on the ability of Foamex and its Restricted Subsidiaries to incur additional indebtedness, to grant liens on its property, to make Restricted Payments and to make Asset Sales, may make more difficult or discourage a takeover of Foamex, whether favored or opposed by the management of Foamex. Consummation of any such transaction in certain circumstances may require redemption or repurchase of the Notes, and there can be no assurance that Foamex or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make any leveraged buyout of Foamex or any of its Subsidiaries by the management of Foamex more difficult. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders of the Notes protection in all circumstances from the adverse aspects of highly leveraged transaction, reorganization, restructuring, merger or similar transaction. In addition, while neither Foamex nor the Trustee may waive the covenant relating to a Holder's right to redemption upon a Change of Control, such right may be waived by the Holders of a majority of the outstanding principal amount of the Notes.

   Asset Sale

     The Indenture provides that each of the Issuers will not, and will not permit any of their respective Restricted Subsidiaries to, consummate an Asset Sale unless (i) such Issuer (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (evidenced by an Officers' Certificate delivered to the Trustee and a resolution of the Board of Directors) of the assets or Equity Interests issued or sold or otherwise disposed of and (ii) at least 80% of the consideration therefor received by such Issuer or such Restricted Subsidiary is in the form of (A) cash, (B) assets useful in a Permitted Business not to exceed $30.0 million in the aggregate over the life of the Notes, or (C) Equity Interests representing a controlling interest in a Permitted Business not to exceed $30.0 million in the aggregate over the life of the Notes (collectively, the "Permitted Consideration"), provided that the amount of (x) any liabilities (as shown on such Issuer's or such Restricted Subsidiary's most recent balance sheet), of such Issuer or any Restricted Subsidiary (other than contingent liabilities

(except to the extent reflected (or reserved for) on a balance sheet of the Issuers or any Restricted Subsidiary as of the date prior to the date of consummation of such transaction) and liabilities that are by their terms subordinated to the Notes or the Note Guarantees) that are assumed by the transferee of any such assets and (y) any securities, notes or other obligations received by such Issuer or any such Restricted Subsidiary from such transferee that are converted within 90 days by such Issuer or such Restricted Subsidiary into Permitted Consideration (to the extent so received), shall be deemed to be Permitted Consideration of the same type (or in the case of assumed liabilities, shall be deemed to be cash) for purposes of this provision; and provided further, that the 80% limitation referred to above shall not apply to any Asset Sale in which the Permitted Consideration portion of the consideration received therefor is equal to or greater than what the net after-tax proceeds would have been had such Asset Sales complied with the aforementioned 80% limitation.

     Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Issuers may apply such Net Proceeds, at their option, (a) to repay Senior Debt, or (b) to the acquisition of assets to be used in a Permitted Business. Pending the final application of any such Net Proceeds, the Issuers may temporarily reduce the Credit Facility or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $15.0 million, the Issuers will be required to make an offer to all Holders of the Notes (an "Asset Sale Offer") to purchase the maximum principal amount of the Notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the date of purchase, in accordance with the procedures set forth in the Indenture; provided, however, the obligation to consummate such repurchase shall be suspended during such time as the Issuers are conducting an offer to repurchase the 9-7/8% Notes pursuant to the terms of the 9-7/8% Note Indenture, and the amount of Excess Proceeds shall be reduced by the amount applied to the payment of the 9-7/8% Notes in such repurchase offer. To the extent that the aggregate amount of the Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuers may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of the Notes surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased on a pro rata basis; provided, however, that the Issuers shall not be obligated to purchase the Notes in denominations other than integral multiples of $1,000. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

Certain Covenants

   Restricted Payments

     The Indenture provides that each of the Issuers will not, and will not permit any of their respective Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any other payment or distribution on account of the Issuers' or any of their respective Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Issuers (other than cash in lieu of fractional shares)) or to the direct or indirect holders of the Issuers' or any of their respective Restricted Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable (a) in additional Equity Interests (other than Disqualified Stock) of the Issuers or (in the case of a dividend, other payment or distribution on account of the Equity Interest of a Restricted Subsidiary) of such Restricted Subsidiary or
(b) to the Issuers or their Restricted Subsidiaries); (ii) purchase, redeem or otherwise acquire or retire for value (including without limitation, in connection with any merger or consolidation involving the Issuers) any Equity Interests of the Issuers or any direct or indirect parent of the Issuers; (iii) make any Investment in any Unrestricted Subsidiary; (iv) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness (other than the Notes and the 9-7/8% Notes) that is pari passu with or subordinated to the Notes or the Note Guarantees, except a payment of interest or principal at Stated Maturity; or (v) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (v) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

     (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

     (b) Foamex would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock"; and

     (c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuers and their respective Restricted Subsidiaries after the date of the Indenture (excluding Restricted Payments permitted by clauses (ii), (iii), (iv), (vi), (vii), (viii), (x), (xi), (xii),
(xiii), (xiv), (xv), (xvi), (xvii) and (xviii) of the next succeeding paragraph), is less than the sum of (i) 50% of the Consolidated Net Income of Foamex for the preceding four-quarter period, plus (ii) 100% of the aggregate net cash proceeds received by Foamex from the issue or sale since June 12, 1997 of Equity Interests of Foamex (other than Disqualified Stock) or of Disqualified Stock or debt securities of Foamex that have been converted into such Equity Interests (other than Equity Interests (or Disqualified Stock or convertible debt securities) sold to a Subsidiary of the Issuers and other than Disqualified Stock or convertible debt securities that have been converted into Disqualified Stock) or of capital contributions to the Issuers, plus (iii) to the extent that any Restricted Investment that was made after June 12, 1997 is sold for cash or otherwise liquidated or repaid for cash (less the cost of disposition, if any), or the cash return, including, without limitation, any cash dividends or distributions, with respect to such Restricted Investment or from any Unrestricted Subsidiary.

     The foregoing provisions will not prohibit (i) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture; (ii) the redemption, repurchase, retirement, defeasance or other acquisition of any Pari Passu Debt, or subordinated Indebtedness or Equity Interests of the Issuers or any Restricted Subsidiary in exchange for, or out of the net cash proceeds of the substantially concurrent sale or issuance (other than to a Restricted Subsidiary of the Issuers) of, Equity Interests of the Issuers or any Restricted Subsidiary (other than any Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (c)(ii) of the preceding paragraph; (iii) the defeasance, redemption, repurchase or other acquisition of Pari Passu Debt or subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness; (iv) the payment of any dividend or distribution by a Restricted Subsidiary of the Issuers to the holders of its Equity Interests on a pro rata basis; (v) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Issuers, any Restricted Subsidiary of the Issuers, or any direct or indirect parent of the Issuers or their respective Restricted Subsidiaries held by any member of the Issuers' (or any of its Restricted Subsidiaries') management pursuant to any management equity subscription agreement or stock option agreement either (a) in effect as of June 12, 1997; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $2.5 million in any twelve-month period and no Default or Event of Default shall have occurred and be continuing immediately after such transaction or (b) upon the termination of such person's employment; (vi) the advancement of payment or payment of distributions pursuant to the Tax Sharing Agreement and the making of up to $17.0 million of loans or advances pursuant to the Tax Advance Agreement dated as of December 11, 1996 between FJPS and Foamex as amended to the date of the Indenture; (vii) the payment by Foamex of a management fee pursuant to the Management Services Agreement in an amount not to exceed $3.0 million per annum; (viii) distributions to Foamex International Inc. and its Subsidiaries which are utilized to pay the debt service and other expenses of Foamex Aviation Corp., the aggregate amount of which shall not exceed $2.0 million in any twelve-month period; (ix) additional payments in an aggregate amount not to exceed $25.0 million; (x) Contributions to a Restricted Subsidiary if such Subsidiary (a) executes and delivers to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee pursuant to which such Restricted Subsidiary shall guarantee all of the Obligations of the Issuers with respect to the Indenture and the Notes and (b) delivers to the Trustee an Opinion of Counsel reasonably satisfactory to the Trustee to the effect that such supplemental indenture, has been duly executed and delivered by such Restricted Subsidiary and is in compliance with the terms of the Indenture; (xi) distributions, loans or advances to the holders of the Equity Interests of the Issuers in an amount sufficient to pay all or a portion of the principal of, interest or premium, if any, on the Foamex-JPS Automotive L.P. Senior Secured Discount Debentures due 2004; (xii) distributions, loans or advances to holders of the Equity Interests of the Issuers in an amount sufficient to enable Foamex International to pay its reasonable, out of pocket operating and administrative expenses, including without limitation, directors fees, legal and audit expenses, SEC compliance expenses and corporate franchise and other taxes; provided that no such expense payments shall be made to an Affiliate (other than a director or officer of the Issuers whose status as an Affiliate results solely from his position as a director or officer of the Issuers) of Foamex International; (xiii) Investments received by the Issuers or any of their Restricted Subsidiaries as non-cash consideration from Asset Sales to the extent permitted by the covenant described under the caption "--Repurchase at the Option of Holders--Asset Sales"; (xiv) the Closing Date Transactions;
(xv) payments made pursuant to the Great Western Note; (xvi) payments made to purchase any Indebtedness subject to the Closing Date Transactions that is not purchased pursuant to such Closing Date Transactions; (xvii) the issuance or sale of Equity Interests of Foamex Latin America to key executives of Foamex Latin America not to exceed 5% of the outstanding Equity Interests of Foamex Latin America ; and (xviii) the Crain Acquisition Transactions.

     The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default; provided that in no event shall the business currently operated by any Subsidiary Guarantor be transferred to or held by an Unrestricted Subsidiary. For purposes of making such determination, all outstanding Investments by either Issuer and their respective Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation and will be included for purposes of calculating the aggregate amount of Restricted Payments under clause (c) of first paragraph of this covenant. All such outstanding Investments will be deemed to constitute Investments in an amount equal to the fair market value of such Investments at the time of such designation. Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

     The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Issuers or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any individual or series of related non-cash Restricted Payments (other than the Closing Date Transactions and the Crain Acquisition Transactions) shall be determined by the Board of Directors whose resolution with respect thereto shall be delivered to the Trustee, such determination to be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing, as applicable, if such fair market value exceeds $1.0 million. In connection with each Restricted Payment, the Issuers shall deliver to the Trustee, prior to or within 60 days of the making of such Restricted Payment, an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

   Incurrence of Indebtedness and Issuance of Preferred Stock

     The Indenture provides that the Issuers will not, and will not permit any of their respective Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) and that the Issuers and the Subsidiary Guarantors will not issue any Disqualified Stock and the Issuers will not permit any of their respective Subsidiaries which are not Subsidiary Guarantors to issue any shares of preferred stock; provided, however, that the Issuers and their Subsidiaries may incur Indebtedness (including Acquired Debt and Indebtedness under the Credit Facility) or issue shares of Disqualified Stock or in the case of Subsidiaries which are not Subsidiary Guarantors, issue preferred stock if: the Fixed Charge Coverage Ratio for Foamex's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.25 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or preferred stock had been issued and such net proceeds had been applied, as the case may be, at the beginning of such four-quarter period.

     The provisions of the first paragraph of this covenant will not apply to the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

     (i) the incurrence by the Issuers or any of their respective Subsidiaries of term Indebtedness under the Credit Facility; provided that the aggregate principal amount of all term Indebtedness outstanding under the Credit Facility after giving effect to such incurrence, including all term Indebtedness incurred to refund, refinance or replace any other Indebtedness incurred pursuant to this clause (i), does not exceed an amount equal to $470.0 million less the aggregate amount of all Net Proceeds of Asset Sales that have been applied since the date of the Indenture to repay such term Indebtedness under the Credit Facility and resulting in a permanent reduction of the related commitments pursuant to the covenant described above under the caption "Asset Sales";

     (ii) the incurrence by the Issuers or any of their Subsidiaries of revolving credit Indebtedness and letters of credit (with letters of credit being deemed to have a principal amount, without duplication, equal to the maximum potential liability of the Issuers and their Subsidiaries thereunder) under the Credit Facility; provided that the aggregate principal amount of all revolving credit Indebtedness outstanding under the Credit Facility after giving effect to such incurrence, including all Indebtedness incurred to refund, refinance or replace any other revolving Indebtedness incurred pursuant to this clause (ii), does not exceed an amount equal to $150.0 million, less the aggregate amount of all Net Proceeds of Asset Sales applied to repay such revolving Indebtedness and resulting in a permanent reduction of the related commitments pursuant to the covenant described above under the caption "--Asset Sales"; provided, however, that notwithstanding anything to the contrary contained in the Indenture, in no event shall the amount of Indebtedness which the Issuers and their Subsidiaries may incur in the aggregate pursuant to clause (i) and this clause (ii) be less than $150.0 million;

     (iii) the incurrence by the Issuers and their respective Subsidiaries of the Existing Indebtedness;

     (iv) the incurrence by the Issuers and the Subsidiary Guarantors of Indebtedness represented by the Notes;

     (v) the incurrence by the Issuers or any of their respective Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Issuers or such Subsidiary, in an aggregate principal amount not to exceed $25.0 million at any time outstanding;

     (vi) the incurrence by the Issuers or any of their respective Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness that was permitted by the Indenture to be incurred;

     (vii) the incurrence by the Issuers or any of their respective Restricted Subsidiaries of intercompany Indebtedness between or among the Issuers and any of their respective Restricted Subsidiaries; provided, however, that (i) if an Issuer is the obligor on such Indebtedness and the payee is not a Subsidiary Guarantor, such Indebtedness is expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes and (ii)(A) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than an Issuer or a Restricted Subsidiary and (B) any sale or other transfer of any such Indebtedness to a Person that is not either an Issuer or a Restricted Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by an Issuer or such Restricted Subsidiary, as the case may be;

     (viii) the incurrence by the Issuers or any of their respective Subsidiaries of Hedging Obligations;

     (ix) the Guarantee by the Issuers or any of their respective Subsidiaries of Indebtedness of the Issuers or a Restricted Subsidiary of the Issuers that was permitted to be incurred by another provision of this covenant;

     (x) the incurrence by the Issuers' Unrestricted Subsidiaries of Non-Recourse Debt and preferred stock, provided, however, that if any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, such event shall be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of the Issuers;

     (xi) the incurrence by the Issuers or any of their respective Subsidiaries of additional Indebtedness including, without limitation, pursuant to the Credit Facility, in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any other Indebtedness incurred pursuant to this clause (xi), not to exceed $45.0 million;

     (xii) Acquired Debt of a Subsidiary in existence at the time of the acquisition of such Subsidiary, if such Acquired Debt was not incurred in contemplation of such acquisition and such Acquired Debt is Non-Recourse Debt (except with respect to such acquired Subsidiary and its Subsidiaries);

     (xiii) Indebtedness of Foamex Canada, Inc. and its Subsidiaries (which is Non-Recourse Debt, except with respect to such entities) in an amount, at any time outstanding not to exceed CND$15.0 million;

     (xiv) Indebtedness of Foamex Latin America (which is Non-Recourse Debt, except with respect to such entities) in an amount, at any time outstanding not to exceed $12.0 million;

     (xv) Assets Sales in the form of Receivables Transactions; and



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     (xvi) Indebtedness of Foamex Asia, Inc. and its Subsidiaries (which is
Non-Recourse Debt, except with respect to such entities) in an amount, at any time outstanding not to exceed $5.0 million.

     For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (i) through (xvi) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuers shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof. Neither the accrual of interest, nor the accretion of accreted value will be deemed to be an incurrence of Indebtedness for purposes of this covenant.

   Liens

     The Indenture provides that the Issuers will not and will not permit any of their respective Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any asset now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, except Permitted Liens.

   Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

     The Indenture provides that the Issuers will not, and will not permit any of their respective Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary which is not a Subsidiary Guarantor to (i)(a) pay dividends or make any other distributions to the Issuers or any of their respective Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (b) pay any indebtedness owed to the Issuers or any of their respective Restricted Subsidiaries, (ii) make loans or advances to the Issuers or any of their respective Restricted Subsidiaries or (iii) transfer any of its properties or assets to the Issuers or any of their respective Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (a) Existing Indebtedness as in effect on the date of the Indenture, (b) the Credit Facility as in effect as of the date of the Indenture, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive with respect to such dividend and other payment restrictions than those contained in the Credit Facility as in effect on the date of the Indenture, (c) the Indenture and the Notes, (d) applicable law, (e) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Issuers or any of their respective Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred, (f) by reason of customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices, (g) purchase money obligations for property acquired that impose restrictions of the nature described in clause (iii) above on the property so acquired, (h) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced, (i) any instrument or agreement governing Indebtedness permitted to be incurred under the Indenture, which is secured by a Lien permitted to be incurred under the Indenture, which encumbrance or restriction is not applicable to any property or assets other than the property or assets subject to such Lien, or (j) restrictions applicable to a Receivables Subsidiary arising from a Receivables Transaction.

   Merger, Consolidation, or Sale of Assets

     The Indenture provides that the Issuers may not consolidate or merge with or into (whether or not the Issuers are the surviving entity), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of their properties or assets in one or more related transactions, to another corporation, Person or entity unless (i) such Issuer is the surviving entity or the entity or the Person formed by or surviving any such consolidation or merger (if other than such Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is organized and existing under the laws of the United States, any state thereof or the District of Columbia provided that FCC may not consolidate or merge with or into any entity other than a corporation satisfying




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such requirements for so long as Foamex remains a partnership; (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than such Issuer) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of such Issuer under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee;
(iii) immediately after such transaction no Default or Event of Default exists; and (iv) except in the case of a merger of an Issuer with or into one of its Wholly Owned Restricted Subsidiaries, the Issuer or the entity or Person formed by or surviving any such consolidation or merger (if other than the Issuer), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (A) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of such Issuer immediately preceding the transaction and (B) will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock." In the case of a sale, assignment, lease, transfer, conveyance or other disposition of all or substantially all of the assets of an Issuer, upon the assumption provided for in clause (ii) above, such Issuer shall be discharged from all further liability and obligation under the Indenture.

   Transactions with Affiliates

     The Indenture provides that the Issuers will not, and will not permit any of their respective Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless (i) such Affiliate Transaction is on terms that are no less favorable to the Issuers or the relevant Subsidiary than those that would have been obtained in a comparable transaction by the Issuers or such Subsidiary with an unrelated Person and (ii) the Issuers deliver to the Trustee (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.0 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the members of the Board of Directors and (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, an opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing; provided that (l) the Crain Acquisition Transactions; (m) prepaid expenses and loans or advances to employees and similar items in the ordinary course of business; (n) the advancement of payment or payment of distributions pursuant to the Tax Sharing Agreement and the making of loans or advances pursuant to the Tax Advance Agreement dated as of December 11, 1996 between FJPS and Foamex, as amended to the date of the Indenture; (o) the payment by Foamex of a management fee pursuant to the Management Services Agreement in an amount not to exceed $3.0 million per annum; (p) distributions to Foamex International and its Subsidiaries which are utilized to pay the debt service and other expenses of Foamex Aviation Corp., the aggregate amount of which shall not exceed $2.0 million in any twelve-month period; (q) the issuance or sale of Equity Interests of Foamex Latin America to key executives of Foamex Latin America, not to exceed 5% of the outstanding Equity Interests of Foamex Latin America;
(r) Investments in the Trace Note not to exceed $5.0 million; (s) Investments in the Trace Global Opportunity Fund not to exceed $5.0 million; (t) borrowings of up to $5.0 million by Trace Holdings from the Issuers and their respective Subsidiaries; (u) the Closing Date Transactions; (v) transactions pursuant to the Supply Agreement with Foamex International, dated as of June 28, 1994; (w) purchases (and sales) of inventory and services in the ordinary course of business at a price not greater (less) than the price paid by (charged to) purchasers of a similar quantity of inventory and services which are not Affiliates of the Issuers, (x) any employment agreement entered into by the Issuers or any of their respective Restricted Subsidiaries in the ordinary course of business and consistent with the current market practice or the past practice of the Issuers or such Restricted Subsidiary; (y) transactions between or among the Issuers and/or its Restricted Subsidiaries; and (z) Restricted Payments that are permitted by the provisions of the Indenture described above under the caption "--Restricted Payments," in each case, shall not be deemed Affiliate Transactions.

   Anti-Layering

     The Indenture provides that (i) the Issuers will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is both
(a) subordinate or junior in right of payment to any Senior Debt and




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(b) senior in any respect in right of payment to the Notes and (ii) no
Subsidiary Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is both (a) subordinate or junior in right of payment to its Senior Debt and (b) senior in right of payment to its Note Guarantee.

   Sale and Leaseback Transactions

     The Indenture provides that the Issuers will not, and will not permit any of their respective Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that the Issuers may enter into a sale and leaseback transaction if (i) the Issuers could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction pursuant to the covenant described above under the caption "--Incurrence of Additional Indebtedness and Issuance of Preferred Stock" and
(b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption "--Liens" and (ii) the gross cash proceeds of such sale and leaseback transaction are at least equal to the fair market value (in the case of gross cash proceeds in excess of $5.0 million as determined in good faith by the Board of Directors and set forth in an Officers' Certificate delivered to the Trustee) of the property that is the subject of such sale and leaseback transaction.

   Limitation on Issuances and Sales of Capital Stock of Restricted Subsidiaries

     The Indenture provides that the Issuers (i) will not, and will not permit any Restricted Subsidiary of the Issuers to, transfer, convey, sell, lease or otherwise dispose of any Capital Stock of any Restricted Subsidiary of the Issuers to any Person (other than the Issuers or a Restricted Subsidiary of the Issuers), unless (a) such transfer, conveyance, sale, lease or other disposition is of all the Capital Stock of such Restricted Subsidiary and (b) the cash Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under the caption "--Asset Sales," and (ii) will not permit any Restricted Subsidiary of the Issuers to issue any of its Equity Interests (other than, if necessary, shares of its Capital Stock constituting directors' qualifying shares) to any Person other than to the Issuers or a Restricted Subsidiary of the Issuers; provided, however, the foregoing restrictions will not apply to (A) Investments in the entities described under clause (o) of the definition of Permitted Investments; (B) transfers, conveyances, sales, leases or other dispositions (collectively "dispositions") of any Capital Stock of any Restricted Subsidiary that have a fair market value at the time of such disposition of less than $1.0 million; or (C) a public offering of Equity Interests of Foamex Latin America which results in the net proceeds to Foamex Latin America of at least $15.0 million.

   Business Activities

     The Indenture provides that the Issuers will not, and will not permit any of their respective Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Issuers and their respective Restricted Subsidiaries taken as a whole.

   Payments for Consent

     The Indenture provides that neither the Issuers nor any of their respective Restricted Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

   Additional Guarantees

     The Indenture provides that (i) if the Issuers or any of their respective Restricted Subsidiaries shall, after the date of the Indenture, transfer or cause to be transferred, including by way of any Investment, in one or a series of transactions (whether or not related), any assets, businesses, divisions, real property or equipment having an aggregate fair market value (as determined in good faith by the Board of Directors) in excess of $1.0 million to any Restricted Subsidiary that is not a Subsidiary Guarantor or a Foreign Subsidiary, (ii) if Foamex or any of its Restricted Subsidiaries shall acquire another Restricted Subsidiary other than a Foreign Subsidiary having total assets with a fair market value (as determined in good faith by the Board of Directors) in excess of $1.0 million, or (iii) if any Restricted Subsidiary other than a Foreign Subsidiary shall incur Acquired Debt in excess of $1.0 million, then the Issuers shall, at the time of such transfer, acquisition or incurrence, (i) cause such transferee, acquired Restricted Subsidiary or Restricted Subsidiary incurring Acquired Debt (if not then a Subsidiary Guarantor)




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to execute a Note Guarantee of the Obligations of the Issuers under the Notes in the form set forth in the Indenture and (ii) deliver to the Trustee an Opinion of Counsel, in form reasonably satisfactory to the Trustee, that such Note Guarantee is a valid, binding and enforceable obligation of such transferee, acquired Restricted Subsidiary or Restricted Subsidiary incurring Acquired Debt, subject to customary exceptions for bankruptcy, fraudulent conveyance and equitable principles. Notwithstanding the foregoing, the Issuers or any of their Restricted Subsidiaries may make a Restricted Investment in any Wholly Owned Restricted Subsidiary of the Issuers without compliance with this covenant provided that such Restricted Investment is permitted by the covenant described under the caption "--Restricted Payments."

   Reports

     The Indenture provides that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Issuers will furnish to the Trustee and the Holders of Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Issuers were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of the Issuers and their consolidated Subsidiaries and, with respect to the annual information only, a report thereon by Foamex's certified independent accountants and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Issuers were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, the Issuers will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Issuers have agreed that, for so long as any Notes remain outstanding, they will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

   Certain Effects of the Covenants

     Although the covenant described above under "Incurrence of Indebtedness and Issuance of Preferred Stock" will restrict the incurrence of certain additional Indebtedness by Foamex and its Subsidiaries, Foamex and its Subsidiaries will nevertheless be able to incur Permitted Debt and additional Indebtedness if the appropriate Fixed Charge Coverage Ratio is obtained (the "Debt Test"). The Debt Test may have limited applicability in the event of a leveraged buyout initiated or supported by Foamex, its management, or an affiliate of either party. However, the Debt Test, together with other covenants in the Indenture, including those relating to Restricted Payments, Liens, and Transactions with Affiliates, may not afford Holders of Notes protection in all circumstances from the adverse aspects of a highly leveraged or similar transaction. Neither Foamex nor the Trustee may waive such covenants; however, such covenants, except for certain limited exceptions related to payment and subordination, may be waived by the Holders of a majority of the outstanding principal amount of the Notes. See "--Amendment, Supplement and Waiver."

Events of Default and Remedies

     The Indenture provides that each of the following constitutes an Event of
Default: (i) default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the Notes (whether or not prohibited by the subordination provisions of the Indenture); (ii) default in payment when due of the principal of or premium, if any, on the Notes (whether or not prohibited by the subordination provisions of the Indenture); (iii) failure by the Issuers to comply with the provisions described under the captions "--Change of Control," or to consummate a mandatory Offer to purchase pursuant to the covenant described above under the caption "--Asset Sales," or "--Merger, Consolidation, or Sale of Assets"; (iv) failure by the Issuers for 60 days after notice to comply with any of its other agreements in the Indenture or the Notes; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Issuers or any of their respective Restricted Subsidiaries (or the payment of which is Guaranteed by the Issuers or any of their respective Restricted Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of, interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its Stated Maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the Stated Maturity of which has




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been so accelerated, aggregates $20.0 million or more; (vi) failure by the
Issuers or any of their respective Restricted Subsidiaries to pay final judgments aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days after entry thereof; and (vii) certain events of bankruptcy or insolvency with respect to the Issuers or any of their respective Significant Subsidiaries (as defined in the Indenture).

     If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately; provided, however, that if any Indebtedness or Obligation is outstanding pursuant to the Credit Facility, upon a declaration of acceleration by the Holders of the Notes or the Trustee, all principal and interest under the Indenture shall be due and payable upon the earlier of (x) the day which is five Business Days after the provision to the Issuers, the Credit Agent and the Trustee of such written notice of acceleration or (y) the date of acceleration of any Indebtedness under the Credit Facility; and provided, further, that in the event of an acceleration based upon an Event of Default set forth in clause (v) above, such declaration of acceleration shall be automatically annulled if the holders of Indebtedness which is the subject of such failure to pay at maturity or acceleration have rescinded their declaration of acceleration in respect of such Indebtedness or such failure to pay at maturity shall have been cured or waived within 30 days thereof and no other Event of Default has occurred during such 30-day period which has not been cured, paid or waived. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Issuers or any of their respective Restricted Subsidiaries all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

     In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of either of the Issuers with the intention of avoiding payment of the premium that the Issuers would have had to pay if the Issuers then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Issuers with the intention of avoiding the prohibition on redemption of the Notes prior to August 15, 2000, then the premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

     The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes.

     The Issuers are required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Issuers are required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees, Partners and Stockholders

     No director, officer, employee, partner, incorporator or stockholder of the Issuers or any of their Restricted Subsidiaries, as such, shall have any liability for any obligations of the Issuers or any Subsidiary Guarantor under the Notes, the Indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

Satisfaction and Discharge of the Indenture; Defeasance

     The Indenture provides that the Issuers may terminate their Obligations under the Indenture and the Obligations of the Subsidiary Guarantors under the Note Guarantees at any time by delivering all outstanding Notes issued under the Indenture to the Trustee for cancellation and paying all sums to be paid pursuant to the terms of the Indenture.




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In addition, the Issuers are permitted to terminate their Obligations under the
Indenture and the Obligations of the Subsidiary Guarantors under the Note Guarantees by irrevocably depositing with the Trustee money or United States Government Obligations sufficient to pay principal, interest and premium and Liquidated Damages, if any, on the Notes to maturity or redemption, and all other sums payable pursuant to the terms of the Indenture after complying with certain other procedures set forth therein. Notwithstanding the foregoing, certain Obligations of the Issuers and the Subsidiary Guarantors under the Indenture, the Notes and the Note Guarantees shall survive until the Notes are no longer outstanding.

Transfer and Exchange

     A Holder may transfer or exchange the Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuers may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Issuers are not required to transfer or exchange any Note selected for redemption. Also, the Issuers are not required to transfer or exchange any Note for a period of 15 days before a selection of the Notes to be redeemed.

     A registered Holder of a Note will be treated as the owner of it for all purposes.

Amendment, Supplement and Waiver

     Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for the Notes).

     Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder): (i) reduce the principal amount of the Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption "--Repurchase at the Option of Holders"), (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of or premium or Liquidated Damages, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of the Notes to receive payments of principal of or premium, if any, or interest on the Notes, (vii) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption "--Repurchase at the Option of Holders") or (viii) make any change in the foregoing amendment and waiver provisions. In addition, any amendment to the provisions of Article 10 or Article 12 of the Indenture (which relate to subordination) will require the consent of the Holders of at least 75% in aggregate principal amount of the Notes then outstanding if such amendment would adversely affect the rights of Holders of the Notes.

     Notwithstanding the foregoing, without the consent of any Holder of the Notes, the Issuers, the Subsidiary Guarantors and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption and discharge of the Issuers' and the Subsidiary Guarantors' obligations to Holders of the Notes in the case of a merger, consolidation or sale of assets or Capital Stock, to make any change that would provide any additional rights or benefits to the Holders of the Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act or to allow any Subsidiary to Guarantee the Notes.




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Concerning the Trustee

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Issuers or the Subsidiary Guarantors, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

     The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of the Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Book-Entry, Delivery and Form

     Except as set forth below, the Notes will initially be issued in the form of one or more notes in global form without coupons (each, a "Global Note"). Upon issuance, each Global Note will be deposited with, or on behalf of, the Depository Trust Company (the "Depositary") and registered in the name of Cede & Co., as nominee of the Depositary.

     If a Holder tendering the Old Notes so requests, such Holder's Notes will be issued as described below under "Certificated Securities" in form without coupons (the "Certificated Securities").

     The Depositary has advised the Issuers that it is (i) a limited purpose trust company organized under the laws of the State of New York, (ii) a member of the Federal Reserve System, (iii) a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and (iv) a "Clearing Agency" registered pursuant to Section 17A of the Exchange Act. The Depositary was created to hold securities for its participants (collectively, the "Participants") and facilitates the clearance and settlement of securities transactions between Participants through electronic book-entry charges to the accounts of its Participants, thereby eliminating the need for physical transfer and delivery of certificates. The Depositary's Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly.

     The Issuers expect that pursuant to procedures established by the Depositary (i) upon deposit of the Global Notes, the Depositary will credit the accounts of Participants who elect to exchange Old Notes with an interest in the Global Note and (ii) ownership of the Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interest of Participants), the Participants and the Indirect Participants. The laws of some states require that certain persons take physical delivery of definitive form of securities that they own and that security interests in negotiable instruments can only be perfected by delivery of certificates representing the instruments.

     So long as the Depositary or its nominee is the registered owner of a Global Note, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Global Note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have the Notes represented by such Global Notes registered in their names, will not receive or be entitled to receive physical delivery of Certificated Securities, and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee thereunder. As a result, the ability of a person having a beneficial interest in the Notes represented by a Global Note to pledge such interest to persons or entities that do not participate in the Depositary's system, or to otherwise take action with respect to such interest, may be affected by the lack of a physical certificate evidencing such interest.

     The Issuers understand that under existing industry practice, in the event the Issuers request any action of holders or an owner of a beneficial interest in a Global Note desires to take any action that the Depositary, as the holder of such Global Note, is entitled to take, the Depositary would authorize the Participants to take such action




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and the Participant would authorize persons owning through such Participants to take such action or would otherwise act upon the instruction of such persons. Neither the Issuers nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of the Notes by the Depositary, or for maintaining, supervising or reviewing any records of the Depositary relating to such New Notes.

     Payments with respect to the principal of, premium, if any, interest and Liquidated Damages, if any, on any Notes represented by a Global Note registered in the name of the Depositary or its nominee on the applicable record date will be payable by the Trustee to or at the direction of the Depositary or its nominee in its capacity as the registered holder of the Global Note representing such Notes under the Indenture. Under the terms of the Indenture, the Issuers and the Trustee may treat the persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payment and for any and all other purposes whatsoever. Consequently, neither the Issuers nor the Trustee have or will have any responsibility or liability for the payment of such amounts to beneficial owners of the Notes (including principal, premium, if any, interests and Liquidated Damages, if any), or to immediately credit the accounts of the relevant Participants with such payment, in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Global Note as shown on the records of the Depositary. Payments by the Participants and the Indirect Participants to the beneficial owners of the Notes will be governed by standing instructions and customary practice and will be the responsibility of the Participants or the Indirect Participants.

Certificated Securities

     If (i) the Issuers notify the Trustee in writing that the Depositary is no longer willing or able to act as a depositary and the Issuers are unable to locate a qualified successor within 90 days or (ii) the Issuers, at their option, notify the Trustee in writing that they elect to cause the issuance of New Notes in definitive form under the Indenture, then, upon surrender by the Depositary of its Global Notes, Certificated Securities will be issued to each person that the Depositary identifies as the beneficial owner of the New Notes represented by the Global Note. In addition, any person having a beneficial interest in a Global Note or any Holder of Old Notes whose Old Notes have been accepted for exchange may, upon request to the Trustee or the Exchange Agent, as the case may be, exchange such beneficial interest or Old Notes for Certificated Securities. Upon any such issuance, the Trustee is required to register such Certificated Securities in the name of such person or persons (or the nominee of any thereof), and cause the same to be delivered thereto.

     Neither the Issuers nor the Trustee shall be liable for any delay by the Depositary or any Participant or Indirect Participant in identifying the beneficial owners of the related New Notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from the Depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the New Notes to be issued).

Certain Definitions

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Debt" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person to the extent of the fair market value of such asset where the Indebtedness so secured is not the Indebtedness of such Person.

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control. Notwithstanding the foregoing, Donaldson, Lufkin & Jenrette Securities Corporation will not be deemed to be an Affiliate as of the date of the Indenture.




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     "Asset Sale" means (i) the sale, lease, conveyance or other disposition of any assets (excluding any sale and leaseback transaction, the granting of a Permitted Lien, and the transfer of cash and Cash Equivalents) other than sales of inventory, licensing of intellectual property or sales of services, in each case in the ordinary course of business, but including a Receivables
Transaction (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Issuers and their Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "--Change of Control" and/or the provisions described above under the caption "--Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant), and (ii) the issue or sale by the Issuers or any of their respective Restricted Subsidiaries of Equity Interests of any of the Issuers' Restricted Subsidiaries, in the case of either clause (i) or (ii), whether in a single transaction or a series of related transactions (a) that have a fair market value in excess of $10.0 million or (b) for Net Proceeds in excess of $10.0 million. Notwithstanding the foregoing: (i) a transfer of assets by either of the Issuers to a Restricted Subsidiary or by a Restricted Subsidiary to either of the Issuers or to another Restricted Subsidiary, (ii) an issuance of Equity Interests by a Restricted Subsidiary to either of the Issuers or to another Restricted Subsidiary, (iii) Hedging Obligations and (iv) a Restricted Payment that is permitted by the covenant described above under the caption "--Restricted Payments" will not be deemed to be Asset Sales.

     "Attributable Debt" in respect of a sale and leaseback transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

     "Beneficial Owner" means "beneficial owner", as such terms is defined in Rule l3d-3 and Rule l3d-5 under the Exchange Act; provided, however, that (i) a person shall not be deemed to have beneficial ownership of securities subject to a stock purchase agreement, merger agreement, or similar agreement until the consummation of the transactions contemplated by such agreement, and (ii) for purposes of determining beneficial ownership of Voting Stock of Foamex, stockholders of Foamex International Inc. shall be deemed to beneficially own a percentage of Voting Stock of Foamex equal to their percentage beneficial ownership of Voting Stock of Foamex International Inc. multiplied by Foamex International Inc.'s beneficial ownership of Voting Stock of Foamex.

     "Board of Directors" means the Board of Directors of the Managing General Partner, on behalf of Foamex (or Foamex, if Foamex is a corporation), FCC, or any Subsidiary Guarantor or any authorized committee of the Board of Directors.

     "Business Day" means any day except a Saturday, Sunday or other day in the City of New York, or in the city of the corporate trust office of the Trustee, on which banks are authorized to close.

     "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

     "Capital Stock" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and
(iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

     "Cash Equivalents" means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof), (iii) time deposits and certificates of deposit, including eurodollar time deposits, of any commercial bank organized in the United States having capital and surplus in excess of $100,000,000 or a commercial bank organized under the laws of any other country that is a member of the OECD having total assets in excess of $100,000,000 with a maturity date not more than one year from the date of acquisition, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (i) and (ii) above entered into with any bank meeting the qualifications specified in clause
(iii) above, (v) direct obligations issued by any state of the United States of America or any political subdivision of any state or any public instrumentality thereof maturing within 90 days after the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard &




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Poor's Corporation or Moody's Investors Service, Inc. (or, if at any time neither Standard & Poor's Corporation nor Moody's Investors Service, Inc. shall be rating such obligations, then from such other nationally recognized rating service acceptable to the Trustee), (vi) commercial paper issued by the parent corporation of any commercial bank organized in the United States having capital and surplus in excess of $100,000,000 or a commercial bank organized under the laws of any other country that is a member of the OECD having total assets in excess of $100,000,000, and commercial paper issued by others having one of the two highest ratings obtainable from either Standard & Poor's Corporation or Moody's Investors Service, Inc. (or, if at any time neither Standard & Poor's Corporation nor Moody's Investors Service, Inc. shall be rating such obligations, then from such other nationally recognized rating services acceptable to the Trustee) and in each case maturing within one year after the date of acquisition, (vii) overnight bank deposits and bankers' acceptances at any commercial bank organized in the United States having capital and surplus in excess of $100,000,000 or a commercial bank organized under the laws of any other country that is member of the OECD having total assets in excess of $100,000,000, (viii) deposits available for withdrawal on demand with commercial banks organized in the United States having capital and surplus in excess of $50,000,000 or a commercial bank organized under the laws of any other country that is a member of the OECD having total assets in excess of $50,000,000 and (ix) investments in money market funds substantially all of whose assets comprise securities of the types described in clauses (i) through
(viii).

     "Change of Control" means the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of either of the Issuers and their respective Restricted Subsidiaries taken as a whole to any "person" (as such term is used in Section 13(d)(3) of the Exchange Act) other than the Principals or their Related Parties (as defined below), (ii) the adoption of a plan relating to the liquidation or dissolution of the Issuers, (iii) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above), other than the Principals and their Related Parties, becomes the Beneficial Owner of (A) more than 25% of the Voting Stock of either of the Issuers (measured by voting power rather than by number of shares) and (B) a greater percentage of the Voting Stock than the Principals and their Related Parties or (iv) the first day on which a majority of the members of the Board of Directors of either of the Issuers are not Continuing Directors.

     "Closing Date Transactions" means the following transactions entered into by Foamex in connection with the issuance of the 9-7/8% Notes: (i) the distribution to Foamex-JPS Automotive L.P. ("FJPS") and FMXI, Inc. of: (a) all of the FJPS and Foamex-JPS Capital Corporation Senior Secured Discount Debentures due 2004 purchased by Foamex on or prior to the date of the Indenture; (b) the promissory note of FJPS payable to Foamex, dated June 28, 1994 and (c) the promissory note of Foamex International Inc. payable to Foamex, dated December 8, 1995; (ii) a cash distribution to Trace Foam Company, Inc. in an amount equal to one-ninety ninth (1/99) of the distribution in (i) above; (iii) the amendment of the promissory note of Trace International Holdings, Inc. payable to Foamex, dated July 7, 1996, which extends the maturity of such obligation to 2001; and (iv) the Tender Offer and the incurrence of borrowings under the Credit Facility in connection with the Refinancing Plan.

     "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus (i) an amount equal to any extraordinary loss plus any net loss realized in connection with an Asset Sale or discontinued operations (to the extent such losses were deducted in computing such Consolidated Net Income), plus (ii) provision for taxes based on income or profits of such Person and its Subsidiaries for such period (including, to the extent applicable, payments made pursuant to any tax sharing agreements), to the extent that such provision for taxes was included in computing such Consolidated Net Income, plus (iii) consolidated interest expense of such Person and its Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings (whether or not accounted for by the Issuers and their respective Subsidiaries as interest expense), and net payments (if any) pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income, plus (iv) depreciation, amortization (including amortization of goodwill and other intangibles) and other non-cash expenses of such Person and its Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated




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Net Income, minus (v) non-cash items increasing such Consolidated Net Income for such period, in each case, on a consolidated basis and determined in accordance with GAAP.

     "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP (excluding, however, the effect of the Closing Date Transactions and of any other extraordinary transaction in connection with the incurrence of the 9-7/8% Notes, and the consummation of the recapitalization of the Issuers in connection therewith); provided that (i) the Net Income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions with respect to current or prior years Net Income (if not previously distributed or dividended) paid in cash to the referent Person or a Restricted Subsidiary thereof; (ii) the Net Income of any Restricted Subsidiary that is not a Subsidiary Guarantor shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders; (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded; (iv) the cumulative effect of a change in accounting principles shall be excluded; and
(v) the Net Income (but not loss) of any Unrestricted Subsidiary shall be excluded, whether or not distributed to the Issuers or one of their respective Subsidiaries except as set forth in (i).

     "Consolidated Net Worth" means, (A) with respect to any partnership, the common and preferred partnership equity of such partnership and its consolidated subsidiaries, as determined on a consolidated basis in accordance with GAAP, and (B) with respect to any other Person as of any date, the sum of
(i) the consolidated equity of the common equityholders of such Person and its consolidated Subsidiaries as of such date plus (ii) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred equity (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock, less (x) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the date of the Indenture in the book value of any asset owned by such Person or a consolidated Subsidiary of such Person, (y) all investments as of such date in unconsolidated Subsidiaries and in Persons that are not Subsidiaries (except, in each case, Permitted Investments), plus (z) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP.

     "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Issuers who (i) was a member of such Board of Directors on the date of the Indenture or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

     "Contributions" means any loans, cash advances, capital contributions, investments or other transfers of assets for less than fair value by the Issuers or any of their respective Restricted Subsidiaries to any Subsidiary or other Affiliate of the Issuers or any of their respective Restricted Subsidiaries other than a Subsidiary Guarantor, other than loans and cash advances to officers and directors made in the ordinary course of business not to exceed $5.0 million.

     "Crain Acquisition Transactions" means the contribution by Crain Industries, Inc. and/or any of its subsidiaries of substantially all of their assets, subject to substantially all of their liabilities to Foamex L.P. in exchange for a limited partnership interest, the assumption by Foamex L.P. of all such liabilities, and the refinancing of certain indebtedness assumed through borrowings under the Credit Facility.

     "Credit Agent" means any of The Bank of Nova Scotia or Citicorp USA, Inc., in their respective capacity as Administrative Agents for the lenders party to the Credit Facility, or any successor thereto or any person otherwise appointed.

     "Credit Facility" means that certain Credit Facility, dated as of June 12, 1997, by and among the Issuers and The Bank of Nova Scotia and Citicorp USA, Inc., as Credit Agents, providing for up to $620.0 million of borrowings,




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including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time, and after the Credit Agent has acknowledged in writing that the Credit Facility has been terminated and all then outstanding Indebtedness and obligations thereunder with respect thereto have been repaid in full in cash and discharged, any successors to or replacements of such Credit Facility (as designated by the Board of Directors as evidenced by a resolution), as such successors or replacements may be amended, modified, renewed, refunded, replaced or refinanced from time to time.

     "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

     "Designated Senior Debt" means (i) any Indebtedness outstanding under the Credit Facility and (ii) any other Senior Debt the principal amount of which is $25.0 million or more and that has been designated by the Issuers as Designated Senior Debt.

     "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature.

     "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

     "Existing Indebtedness" means (i) up to $14.1 million in aggregate principal amount of Indebtedness of the Issuers and their respective Restricted Subsidiaries (other than Indebtedness under the Credit Facility plus Indebtedness subject to the Closing Date Transactions that is not purchased pursuant to such Closing Date Transactions) in existence on the date of the Indenture, including the Great Western Note and (ii) the 9-7/8% Notes, in each case until all such amounts are repaid.

     "Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of (i) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations, but excluding the amortization of deferred financing costs) and
(ii) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period to the extent related to Indebtedness, and (iii) any interest expense on Indebtedness of another Person (other than such Person's Restricted Subsidiaries) that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such Guarantee or Lien is called upon), but only to the extent of the interest expense attributable to the lesser of (a) the principal amount of such Indebtedness, or (b) the fair market value of such asset and (iv) the product of (a) all dividend payments, whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividend payments to such Person or its Restricted Subsidiaries and dividends on Equity Interests payable solely in Equity Interests of the Issuers, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person and its Restricted Subsidiaries, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

     "Fixed Charge Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Issuers or any of their respective Restricted Subsidiaries incurs, assumes, Guarantees or redeems, repurchases or otherwise retires any Indebtedness (other than revolving credit borrowings) or issues preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee or redemption, repurchase or retirement of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period. In addition, for purposes of making the computation referred to above, (i) acquisitions that have been made by the




                                       87
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Issuers or any of their respective Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (iii) of the proviso set forth in the definition of Consolidated Net Income, and (ii) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, and (iii) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Restricted Subsidiaries following the Calculation Date.

     "Foamex Latin America" means Foamex Latin America, Inc. and its direct and indirect Subsidiaries.

     "Foreign Subsidiary" means any Subsidiary of the Issuers either (a) which is organized outside of the United States of America, (b) whose principal activities are conducted outside of the United States of America or (c) whose only material assets are Equity Interests in Subsidiaries which are Foreign Subsidiaries.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on June 12, 1997.

     "Great Western Note" means the subordinated promissory note incurred in connection with the acquisition of Great Western in the principal amount of $7,014,864 that bears interest at a maximum rate of 6.0% per annum payable semi-annually.

     "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

     "Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) interest rate or currency swap agreements, interest rate or currency cap agreements, interest rate or currency collar agreements and (ii) other agreements or arrangements designed to protect such Person against or expose such Person to fluctuations in interest rates and/or currency exchange rates.

     "Indebtedness" means, with respect to any Person, without duplication, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all Indebtedness of others secured by a Lien on any asset of such Person (whether or not such Indebtedness is assumed by such Person) to the extent of the fair market value of such asset where the Indebtedness so secured is not the Indebtedness of such Person and, to the extent not otherwise included, the Guarantee by such Person of any Indebtedness of any other Person. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof, to the extent such Indebtedness does not require current payments of interest, and (ii) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness. Notwithstanding anything in the Indenture to the contrary, Hedging Obligations shall not constitute Indebtedness, except to the extent they appear on the balance sheet of Foamex.

     "Insolvency or Liquidation Proceedings" means (i) any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding, relative to Foamex or FCC or to the creditors of Foamex or FCC, as such, or to the assets of Foamex or FCC, or (ii) any liquidation, dissolution, reorganization or winding up of Foamex or FCC, whether voluntary or involuntary and involving insolvency or bankruptcy, or
(iii) any assignment for the benefit of creditors or any other marshaling of assets and liabilities of Foamex or FCC.




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     "Investments" means, with respect to any Person, all investments by such
Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including Guarantees of Indebtedness or other obligations), advances or capital contributions (excluding advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Issuers or any Restricted Subsidiary of the Issuers sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Issuers such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of one of the Issuers, the Issuers shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "--Restricted Payments." A provision in an agreement relating to the purchase or sale of any of the Issuers' or their respective Restricted Subsidiaries' assets containing an "earn out" or providing for an adjustment to the purchase or sale price based on a financial statement relating to the assets purchased or sold shall not be deemed to be an "Investment."

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

     "Management Services Agreement" means that management services agreement, by and between Foamex and Trace Foam Company, Inc. as in effect on the date of the Indenture.

     "Managing General Partner" means FMXI, Inc., a Delaware corporation and its successors.

     "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain (or loss in the case of (a)), together with any related provision for taxes (including pursuant to the Tax Sharing Agreement) on such gain (or loss in the case of
(a)), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions and losses) or (b) the disposition of any securities other than Cash Equivalents by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries and (ii) any extraordinary or nonrecurring gain (or loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (or loss), excluding charges related to hyper-inflationary accounting pursuant to FASB 52 and interpretations by the Commission thereof.

     "Net Proceeds" means the aggregate cash proceeds received by the Issuers or any of their respective Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, consent fees to facilitate such Asset Sale and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

     "9-7/8% Note Indenture" means the Indenture, dated as of June 12, 1997, among Foamex L.P., Foamex Capital Corporation, General Felt Industries, Inc., Foamex Fibers, Inc. and The Bank of New York, as trustee, relating to the 9-7/8% Notes.

     "9-7/8% Note" means the $150,000,000 principal amount of the Issuers' 9-7/8% Senior Subordinated Notes due 2007.

     "Non-Recourse Debt" means Indebtedness (i) as to which neither of the Issuers nor any of their respective Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable (as a guarantor or otherwise), or (c) constitutes the lender; (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder




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of any other Indebtedness of either of the Issuers or any of their respective
Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and (iii) as to which the lenders, except for lenders under instruments governing Acquired Debt (a) have acknowledged that they do not have recourse to the holder of the Equity Interest of the debtor or (b) have been notified in writing that they will not have any recourse to the stock or assets of either of the Issuers or any of their respective Restricted Subsidiaries.

     "Obligations" means any principal, interest, penalties, expenses, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Pari Passu Debt" means any Indebtedness of the Issuers or any of their Restricted Subsidiaries which, by its terms is pari passu in right of payment to the Notes.

     "Payment in Full" (together with any correlative phrases, e.g., "paid in full" and "pay in full") means (i) with respect to any Senior Debt other than Senior Debt under or in respect of the Credit Facility, payment in full thereof or due provision for payment thereof (x) in accordance with the terms of the agreement or instrument pursuant to which such Senior Debt was issued or is governed or (y) otherwise to the reasonable satisfaction of the holders of such Senior Debt, which shall include, in any Insolvency or Liquidation Proceeding, approval by such holders individually or as a class, of the provision for payment thereof, and (ii) with respect to Senior Debt under or in respect of the Credit Facility, payment in full thereof in cash or Cash Equivalents.

     "Permitted Business" means (i) the manufacture and distribution of polyurethane and advanced polymer foam and activities related thereto, and (ii) other businesses engaged in by the Issuers and their respective Restricted Subsidiaries on the date of the Indenture and similar lines of businesses to those engaged in by the Issuers on the date of the Indenture, including, but not limited to, the manufacture and distribution of plastics and related products.

     "Permitted Investments" means (a) any Investment in either of the Issuers or in a Wholly Owned Restricted Subsidiary of either of the Issuers and that is engaged in a Permitted Business; (b) any Investment in Cash Equivalents; (c) any Investment by either of the Issuers or any Restricted Subsidiary of either of the Issuers in a Person, if as a result of such Investment (i) such Person becomes a Wholly Owned Restricted Subsidiary of the Issuers or such Restricted Subsidiary is engaged in a Permitted Business or (ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, either of the Issuers or a Restricted Subsidiary of either of the Issuers that is engaged in a Permitted Business; (d) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made in compliance with the covenant described above under the caption "--Repurchase at the Option of Holders--Asset Sales"; (e) any Investment to the extent made in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Issuers or a Subsidiary Guarantor; (f) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (f) that are at the time outstanding, not to exceed the sum of (A) $15.0 million, and (B) the aggregate net cash proceeds (or non-cash proceeds when converted into cash) received by Foamex and its Restricted Subsidiaries from the sale or disposition of investments existing as of June 12, 1997 or made pursuant to this clause (f); (g) securities received in connection with any good faith settlement or Insolvency or Liquidation Proceeding; (h) Hedging Obligations entered into in the ordinary course of business in connection with the operation of the business of the Issuers and their Restricted Subsidiaries or as required by any Indebtedness issued in compliance with the Indenture; (i) prepaid expenses and loans or advances to employees and similar items in the ordinary course of business; (j) endorsements of negotiable instruments and other similar negotiable documents;
(k) transactions with Affiliates as permitted under the Indenture; (l) Investments outstanding as of the date of the Indenture, (m) Investments of up to $5.0 million in Trace Global Opportunities Fund, (n) loans or advances of up to $5.0 million in Trace Holdings, and (o) Investments in, including Contributions to, Foamex Latin America, Foamex Asia or one or more Foreign Subsidiaries, provided that the maximum amount of such Investments outstanding at any one time does not exceed $50.0 million, plus the cash dividends and distributions received by the Issuer and its Restricted Subsidiaries with respect to Investments pursuant to this clause (o).

     "Permitted Liens" means (i) Liens securing Indebtedness under the Credit Facility; (ii) Liens in favor of either of the Issuers or any Subsidiary Guarantor; (iii) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Issuers or any Subsidiary of either of the Issuers; provided that such Liens




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were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with either of the Issuers; (iv) Liens on property existing at the time of acquisition thereof by the Issuers or any Subsidiary of the Issuers, provided that such Liens were in existence prior to the contemplation of such acquisition; (v) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business; (vi) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (v) of the second paragraph of the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock" covering only the assets acquired with such Indebtedness;
(vii) Liens existing on the date of the Indenture; (viii) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor, (ix) Liens on assets of Unrestricted Subsidiaries that secure Non-Recourse Debt of Unrestricted Subsidiaries; (x) Liens incurred in the ordinary course of business including, without limitation, judgment and attachment liens, of the Issuers or any Subsidiary of the Issuers with respect to obligations that do not exceed $25.0 million at any one time outstanding and that are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business); (xi) Liens in favor of the Trustee; (xii) Liens on Receivables in connection with Receivables Transaction; (xiii) Liens incurred in connection with Permitted Refinancing Indebtedness, but only if such Liens extend to no more assets than the Liens securing the Indebtedness being refinanced; (xiv) Liens securing Senior Debt; (xv) Liens for taxes, assessments, governmental charges or claims which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and if a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor; (xvi) statutory Liens of landlords and carriers', warehousemen's, mechanics', suppliers', materialmen's, repairmen's, or other like Liens (including contractual landlords liens) arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings, if a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor; (xvii) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security; (xviii) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a like nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (xix) Liens to secure Indebtedness of any Restricted Subsidiary, that is a Foreign Subsidiary provided that such Indebtedness is used by such Restricted Subsidiary to finance operations of such Foreign Subsidiary outside the United States and Canada; (xx) easements, rights-of-way, restrictions, minor defects or irregularities in title and other similar charges or encumbrances not interfering in any material respect with the business of Foamex or any of its Subsidiaries; and (xxi) Liens arising from filing Uniform Commercial Code financing statements regarding leases (other than true leases and true consignments).

     "Permitted Refinancing Indebtedness" means any Indebtedness of the Issuers or any of their respective Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Issuers or any of their respective Restricted Subsidiaries; provided that: (i) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus prepayment premium and accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Indebtedness is incurred either by one of the Issuers or by the Restricted Subsidiary which is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.


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

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

     "Post-Petition Interest" means all interest and expenses accrued or accruing after the commencement of any Insolvency or Liquidation Proceeding in accordance with and at the contract rate (including, without limitation, any rate applicable upon default) specified in the agreement or instrument creating, evidencing or governing any Senior Debt, whether or not, pursuant to applicable law or otherwise, the claim for such interest is allowed as a claim in such Insolvency or Liquidation Proceeding.

     "Principals" means Trace International Holdings, Inc. and Marshall S.
Cogan.

     "Public Equity Offering" means a public offering of Equity Interests (other than Disqualified Stock) of (i) Foamex or FCC; or (ii) Foamex International Inc. to the extent the net proceeds thereof are contributed to one of the Issuers as a capital contribution, that, in each case, results in the net proceeds to either of the Issuers of at least $25.0 million.

     "Receivables" means, with respect to any Person or entity, all of the following property and interests in property of such Person or entity, whether now existing or existing in the future or hereafter acquired or arising: (i) accounts, (ii) accounts receivable incurred in the ordinary course of business, including without limitation, all rights to payment created by or arising from sales of goods, leases of goods or the rendition of services no matter how evidenced, whether or not earned by performance, (iii) all rights to any goods or merchandise represented by any of the foregoing after creation of the foregoing, including, without limitation, returned or repossessed goods, (iv) all reserves and credit balances with respect to any such accounts receivable or account debtors, (v) all letters of credit, security, or guarantees for any of the foregoing, (vi) all insurance policies or reports relating to any of the foregoing, (vii) all collection or deposit accounts relating to any of the foregoing, (viii) all proceeds of the foregoing and (ix) all books and records relating to any of the foregoing.

     "Receivables Subsidiary" means an Unrestricted Subsidiary exclusively engaged in Receivables Transactions and activities related thereto; provided, however, that at no time shall the Issuers and their respective Subsidiaries have more than one Receivables Subsidiary.

     "Receivables Transaction" means (i) the sale or other disposition to a third party of Receivables or an interest therein, or (ii) the sale or other disposition of Receivables or an interest therein to a Receivables Subsidiary followed by a financing transaction in connection with such sale or disposition of such Receivables (whether such financing transaction is effected by such Receivables Subsidiary or by a third party to whom such Receivables Subsidiary sells such Receivables or interests therein); provided that in each of the foregoing, the Issuers or their Restricted Subsidiaries receive at least 80% of the aggregate principal amount of any Receivables financed in such transaction.

     "Related Party" with respect to any Principal means (A) any controlling stockholder, 80% (or more) owned Subsidiary, or spouse or immediate family member (in the case of an individual) of such Principal or (B) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of such Principal and/or such other Persons referred to in the immediately preceding clause (A) and this clause (B).

     "Reorganization Securities" means securities distributed to the holders of the Notes in an Insolvency or Liquidation Proceeding pursuant to a plan of reorganization consented to by each class of the Senior Debt, but only if all of the terms and conditions of such securities (including, without limitation, term, tenor, interest, amortization, subordination, standstills, covenants and defaults) are at least as favorable (and provide the same relative benefits) to the holders of Senior Debt and to the holders of any security distributed in such Insolvency or Liquidation Proceeding on account of any such Senior Debt as the terms and conditions of the Notes and the Indenture are, and provide to the holders of Senior Debt.

     "Representative" means the trustee, agent or representative for any Senior Debt.

     "Restricted Investment" means an Investment other than a Permitted Investment.

     "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.



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


     "Senior Debt" means all Indebtedness and other Obligations specified below payable directly or indirectly by either of the Issuers or any of their respective Restricted Subsidiaries, whether outstanding on the date of the Indenture or thereafter created, incurred or assumed by either of the Issuers or any of their respective Restricted Subsidiaries: (i) the principal of, interest on and all other Obligations related to the Credit Facility (including without limitation all loans, letters of credit and other extensions of credit under the Credit Facility, and all expenses, fees, reimbursements, indemnities and other amounts owing pursuant to the Credit Facility); (ii) amounts payable in respect of any Hedging Obligations; (iii) all Indebtedness not prohibited by the "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant that is not expressly pari passu with or subordinated to the Notes, and (iv) all permitted renewals, extensions, refundings or refinancings thereof. All Post-Petition Interest on Senior Debt shall constitute Senior Debt. Notwithstanding anything to the contrary in the foregoing, Senior Debt will not include (i) Indebtedness of either of the Issuers or any of their respective Restricted Subsidiaries to any other Restricted Subsidiaries which is not a Subsidiary Guarantor, (ii) Indebtedness of FCC to Foamex, (iii) any Indebtedness which by the express terms of the agreement or instrument creating, evidencing or governing the same is junior or subordinate in right of payment to any item of Senior Debt, (iv) any trade payable arising from the purchase of goods or materials or for services obtained in the ordinary course of business, or (v) Indebtedness incurred in violation of the Indenture. To the extent any payment of Senior Debt (whether by or on behalf of the Issuers or any of their respective Restricted Subsidiaries, as proceeds or security or enforcement of any right of setoff or otherwise) is declared to be fraudulent or preferential, set aside, or required to be paid to a trustee, receiver or other similar party under any bankruptcy, insolvency, receivership or similar law, then if such payment is recovered by or paid over to such trustee, receiver or other similar party, the Senior Debt or part thereof originally intended to be satisfied shall be deemed to be reinstated and outstanding as if such payment had not occurred. All Senior Debt shall be and remain Senior Debt for all purposes of the Indenture, whether or not subordinated in a bankruptcy, receivership, insolvency or similar proceeding.

     "Stated Maturity" means, with respect to any installment of interest, accreted value or principal on any series of Indebtedness, the date on which such payment of interest or principal is due or is scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest, accreted value or principal prior to the date originally scheduled for the payment or accretion thereof.

     "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

     "Subsidiary Guarantors" means those Restricted Subsidiaries required to execute a Note Guarantee pursuant to the provisions of the Indenture described under the caption "Additional Guarantees" and any other Subsidiary that executes a Note Guarantee.

     "Tax Sharing Agreement" means the tax sharing agreement, among Foamex, Trace Foam Company, Inc., FMXI, Inc. and Foamex International Inc. as in effect on the date of the Indenture.

     "Trace Note" means the promissory note of Trace International Holdings, Inc. dated July 7, 1996 payable to Foamex, as amended and restated as part of the Closing Date Transactions.

     "United States Government Obligations" means direct obligations of the United States of America, or any agency or instrumentality thereof the payment of which the full faith and credit of the United States of America is pledged.

     "Unrestricted Subsidiary" means (i) any Subsidiary that is designated by the Board of Directors of either Issuer as an Unrestricted Subsidiary pursuant to a Board Resolution; but only to the extent that such Subsidiary: (a) has no Indebtedness other than Non-Recourse Debt; (b) on the date of such designation is not party to any agreement, contract, arrangement or understanding with either of the Issuers or any Restricted Subsidiary of either of the Issuers unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to such Issuer or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates


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of such Issuer; (c) is a Person with respect to which neither of the Issuers nor any of their respective Restricted Subsidiaries has any direct or indirect obligation (x) to subscribe for additional Equity Interests or (y) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; (d) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of either of the Issuers or any of their respective Restricted Subsidiaries; and (e) has at least one director on its board of directors that is not a director or executive officer of either of the Issuers or any of their respective Restricted Subsidiaries and has at least one executive officer that is not a director or executive officer of either of the Issuers or any of their respective Restricted Subsidiaries. Any such designation by the Board of Directors of either Issuer shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under the caption "Certain Covenants--Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of such Issuer as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock," the Issuers shall be in default of such covenant). The Board of Directors of either of the Issuers may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of such Issuer of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (i) such Indebtedness is permitted under the covenant described under the caption "Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period, and (ii) no Default or Event of Default would be in existence following such designation.

     "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

     "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person.

                   DESCRIPTION OF THE PARTNERSHIP AGREEMENT

     Set forth below is a summary of certain material terms of the Fourth Amended and Restated Agreement of Limited Partnership of Foamex dated as of December 14, 1993 and amended as of June 28, 1994, June 12, 1997, December 23, 1997 and February 27, 1998 (the "Partnership Agreement"). A copy of such agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

Organization and Duration

     Foamex is a Delaware limited partnership. FMXI, a wholly owned subsidiary of Foamex International, serves as the managing general partner of Foamex and has a 2.0% interest therein. Foamex International is a limited partner of Foamex and has a 98.0% interest therein. Foamex will continue its existence until December 14, 2033, unless terminated earlier in accordance with the terms of the Partnership Agreement. See "--Dissolution" below.

Management

     The business and affairs of Foamex are managed by FMXI as the managing general partner. The Partnership Agreement authorizes FMXI to designate officers of Foamex who are responsible for implementing the decisions of FMXI and for conducting the ordinary and usual business and affairs of Foamex. See "Management--Directors and Executive Officers of the Issuers and Subsidiary Guarantors."

Assignment of Partnership Interests

     No partner of Foamex may sell or otherwise encumber or dispose of, whether voluntarily or by operation of law, any part or all of its interest in Foamex without the written consent of the other partners and any attempt to do so will be void.

     A person or entity will not be admitted as a substitute general partner of Foamex or a substitute limited partner of Foamex until such time as such person or entity (i) executes a counterpart of the Partnership Agreement or an amendment to the Partnership Agreement agreeing to be bound by the terms and conditions of the Partnership Agreement and (ii) is listed as a general partner or a limited partner, as the case may be, on the books and records of Foamex. No partner may withdraw from Foamex or otherwise assign its partnership interest other than pursuant to the Partnership Agreement.

Amendment of the Partnership Agreement

     The Partnership Agreement may not be amended except by an instrument in writing signed by partners holding more than 50% of the partnership interests in Foamex at such time; provided, however, no amendment affecting the rights of Trace Foam in respect of allocations, distributions, assignments, indemnification or capital contributions may be made without the approval of Trace Foam.

Dissolution

     The partnership existence of Foamex shall continue until December 14, 2033 and then dissolve unless extended by mutual written consent of all partners, unless any of the following events occur which shall require a dissolution of
Foamex: (i) any event of withdrawal of a general partner that causes a general partner to cease to be a general partner of Foamex under the Delaware Revised Uniform Limited Partnership Act (the "Partnership Act"), except that Foamex shall not be dissolved if (a) at the time of such event all remaining general partners agree to carry on the business of Foamex without dissolution upon such an event or (b) within 90 days after such event all partners of Foamex agree in writing to continue the business of Foamex and to the appointment, effective as of the date of such event, of one or more general partners of Foamex or (ii) the entry of a decree of judicial dissolution under the Partnership Act.

     Notwithstanding the foregoing, except to the extent required by applicable law, Foamex may not be dissolved until 90 days after Scotiabank, and Citicorp USA, Inc. as Administrative Agents (or any successor agent as Administrative Agent) of the Credit Facility, shall have received written notice of such impending or proposed dissolution. See "Description of Certain Debt Instruments--Credit Facility."

Indemnification

     The Partnership Agreement provides that, to the fullest extent permitted by law, Foamex will indemnify the partners, their respective affiliates, officers, directors, stockholders, employees and agents, and any employee, agent and officer of Foamex, against all expenses actually and reasonably incurred by it or them in connection with any threatened, pending or completed action, suit or proceeding against it or them or by, against or in the right of Foamex to which it or them is or was a party, or is threatened to be made a party, involving an alleged cause of action for damages arising out of, or in any way related to or connected with, the business or internal affairs of Foamex, if, in the transaction giving rise to such action, suit, or proceeding, such person acted in good faith, without gross negligence or willful misconduct or the willful breach of the Partnership Agreement and in a manner such person reasonably believed to be within the scope of its authority under the Partnership Agreement.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion summarizes certain United States federal income tax consequences of the exchange of the Old Notes and the ownership and disposition of the New Notes to a U.S. Holder. For this purpose, a "U.S. Holder" is a person who is, for United States federal income tax purposes, (i) a citizen or resident of the United States; (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof; (iii) an estate the income of which is subject to United States federal income taxation regardless of its source; or (iv) a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust. Although the following discussion does not purport to describe all of the tax considerations that may be relevant to a U.S Holder, such discussion summarizes the material United States federal income tax consequences to a U.S. Holder that purchased the Old Notes pursuant to their original issue and that holds the Notes as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

     The statements regarding United States tax laws and practices set forth below are based on the Code, administrative pronouncements, judicial decisions and existing and proposed Treasury regulations in force and as applied in practice on the date of this Prospectus and are subject to changes to those laws and practices, and any relevant judicial decisions, subsequent to the date of this Prospectus, which changes may be retroactive.

     This discussion does not deal with persons that are subject to special tax rules, such as dealers in securities, financial institutions, life insurance companies, tax-exempt entities, persons holding the Notes as a part of a hedging or conversion transaction or a straddle or persons whose "functional currency" is not the United States dollar.

     HOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE UNITED STATES TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE EFFECT OF ANY STATE OR LOCAL TAX LAWS.

The Exchange Offer

     The exchange of Old Notes for New Notes pursuant to the Exchange Offer should be treated as a continuation of the corresponding Old Notes because the terms of the New Notes are not materially different from the terms of the Old Notes. Accordingly, such exchange should not constitute a taxable event to U.S. Holders and, therefore, (i) no gain or loss should be realized by U.S. Holders upon receipt of a New Note, (ii) the holding period of the New Note should include the holding period of the Old Note exchanged therefor and (iii) the adjusted tax basis of the New Note should be the same as the adjusted tax basis of the Old Note exchanged therefor immediately before the exchange.

Stated Interest

     Stated interest on a Note will be taxable to a U.S. Holder as ordinary interest income at the time that such interest accrues or is received, in accordance with the U.S. Holder's regular method of accounting for federal income tax purposes. As described more fully below, because the Old Notes were treated as received in a taxable sale or exchange, the Old Notes (and therefore the New Notes) may be treated as issued at a premium. If the New Notes are treated as issued at a premium, a U.S. Holder may, under certain conditions, offset interest income on the New Notes by an allocable portion of such premium over the term of the New Notes. See "Sale, Exchange or Retirement of the Notes; Amortization of Premium."

Sale, Exchange or Retirement of the Notes; Amortization of Premium

     A U.S. Holder generally will recognize gain or loss on the sale, exchange or retirement of a Note in an amount equal to the difference between the amount realized on the sale, exchange or retirement and the tax basis of the Note. Gain or loss recognized on the sale, exchange or retirement of a Note (excluding amounts received in respect of accrued interest, which will be taxable as ordinary interest income) generally will be capital gain or loss and will be long-term capital gain or loss if the Note was held for more than one year. In the case of individuals, such gain or loss will be subject to a maximum rate of twenty eight percent if the Old Note and the New Note have been held for more than one year but less than eighteen months, and will be subject to a maximum tax rate of twenty percent if held for more than eighteen months.

     If the issue price of the New Notes exceeds their principal amount, then a portion of such excess may constitute "amortizable bond premium" under Section 171 of the Code. A U.S. Holder may elect under certain conditions to amortize amortizable bond premium over the term of the Notes as an offset against interest income. Because the Issuer is permitted under certain conditions to redeem the Notes at prices that exceed their principal amount, such right will have the effect of reducing or eliminating any such amortizable bond premium, depending upon the extent to which the issue price of the Notes exceeds the optional redemption price. U.S. Holders who nevertheless desire to amortize the full excess, if any, of the issue price of the Notes over their principal amount should consider an election under Treasury Regulations Section 1.1272-3 to report the accrual of interest on the New Notes on a constant yield-to-maturity basis. Such an election must be made for the taxable year in which such U.S. Holder acquires an Old Note and, once made, may not be revoked without the consent of the IRS. On December 30, 1997, the IRS issued final regulations under Section 171 of the Code. If an election under Treasury Regulations Section 1.1272-3 election was not made for the Old Notes, a U.S. Holder should consider an election under Treasury Regulations Section 1.171-4, which would allow such U.S. Holder to amortize the bond premium attributable to the years for which the election is in effect. Such an election may be made for both the taxable year of the Exchange Offer and any subsequent year and, once made, may not be revoked without the consent of the IRS. Moreover, electing U.S. Holders otherwise permitted to report income under the "cash method" of accounting would not be permitted to do so with respect to payments under the Note and, accordingly, such an election may result in an acceleration of interest income otherwise reportable under a Note.

Backup Withholding

     Under certain circumstances a U.S. Holder of a Note may be subject to "backup withholding" at a 31% rate with respect to payments of interest thereon or the gross proceeds from the disposition thereof. This withholding generally applies if the U.S. Holder fails to furnish his or her social security number or other taxpayer identification number ("TIN") in the specified manner and in certain other circumstances. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit against such U.S. Holder's federal income tax liability, provided that the required information is furnished to the Internal Revenue Service. Corporations and certain other entities described in the Code and Treasury regulations are exempt from backup withholding if their exempt status is properly established.

                             PLAN OF DISTRIBUTION

     Each Holder desiring to participate in the Exchange Offer will be required to represent, among other things, that (i) it is not an "affiliate" (as defined in Rule 405 of the Securities Act) of the Issuers, (ii) it is not engaged in, and does not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution of the New Notes, and (iii) it is acquiring the New Notes in the ordinary course of its business (a holder unable to make the foregoing representations is referred to herein as a "Restricted Holder"). A Restricted Holder will not be able to participate in the Exchange Offer, and may only sell its Old Notes pursuant to a registration statement containing the selling securityholder information required by Item 507 of Regulation S-K of the Securities Act, or pursuant to an exemption from the registration requirement of the Securities Act.

     Each Participating Broker-Dealer is required to acknowledge in the Letter of Transmittal that it acquired the Old Notes as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with the resale of such New Notes. Based upon interpretations by the staff of the Commission, the Issuers believe that New Notes issued pursuant to the Exchange Offer to Participating Broker-Dealers may be offered for resale, resold, and otherwise transferred by a Participating Broker-Dealer (other than a Restricted Holder) upon compliance with the prospectus delivery requirements, but without compliance with the registration requirements, of the Securities Act. The Issuers have agreed that for a period of 120 days following consummation of the Exchange Offer, they will make this Prospectus available to Participating Broker-Dealers for use in connection with any such resale. During such period of time, delivery of this Prospectus, as it may be amended or supplemented, will satisfy the prospectus delivery requirements of a Participating Broker-Dealer engaged in market making or other trading activities.

     Based upon interpretations by the staff of the Commission, the Issuers believe that New Notes issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by a Holder thereof (other than a Restricted Holder or a Participating Broker-Dealer) without compliance with the registration and prospectus delivery requirements of the Securities Act.

     The Issuers will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by Participating Broker-Dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such Participating Broker-Dealer and/or the purchasers of any such New Notes. Any Participating Broker-Dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a Participating Broker-Dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     The Issuers have agreed to pay all expenses incidental to the Exchange Offer other than commissions and concessions of any brokers or dealers and will indemnify holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act, as set forth in the Registration Rights Agreement.

                                 LEGAL MATTERS

     Certain legal matters in connection with the New Notes offered hereby will be passed upon for the Issuers by Willkie Farr & Gallagher, New York, New York.

                                    EXPERTS

     The (i) consolidated financial statements of Foamex as of December 29, 1996 and December 28, 1997 and for each of the three years in the period ended December 28, 1997 and (ii) balance sheets of Foamex Capital Corporation as of December 29, 1996 and December 28, 1997 included in this Registration Statement have been included in reliance upon the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing. The consolidated financial statements of Crain Industries, Inc. as of December 23, 1997 and for the period then ended, included in this Registration Statement have been included in reliance upon the report of Arthur Andersen L.L.P., independent accountants, given on authority of that firm as experts in accounting and auditing.

                          FORWARD-LOOKING STATEMENTS

     In connection with certain forward-looking statements contained in this Prospectus, Foamex notes that there are various factors that could cause actual results to differ materially from those set forth in any such forward-looking statements, such as the integration of acquired businesses, raw material price increases, general economic conditions, the implementation and estimated annualized savings of the operations plan and changes in environmental legislation and environmental conditions. The forward-looking statements contained in this Prospectus were prepared by management and are qualified by, and subject to, significant business, economic, competitive, regulatory and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of Foamex. Accordingly, there can be no assurance that the forward-looking statements contained in this Prospectus will be realized or that actual results will not be significantly higher or lower. The forward-looking statements have not been audited by, examined by, compiled by or subjected to agreed-upon procedures by independent accountants, and no third-party has independently verified or reviewed such statements. Readers of this Prospectus should consider these facts in evaluating the information contained herein. In addition, the business and operations of Foamex are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements contained in this Prospectus. The inclusion of forward-looking statements contained in this Prospectus should not be regarded as a representation by Foamex or any other person that the forward-looking statements contained herein will be achieved. In light of the foregoing, readers of this Prospectus are cautioned not to place undue reliance on the forward-looking statements contained herein.

                         FOAMEX L.P. AND SUBSIDIARIES


                         INDEX TO FINANCIAL STATEMENTS


                                                                                             Page
                                        Foamex L.P.

Condensed Consolidated Statements of Operations--
 Thirteen Week Periods Ended March 30, 1997 and March 29, 1998 (unaudited)................   F-2
Condensed Consolidated Balance Sheets as of December 28, 1997
 and March 29, 1998 (unaudited)...........................................................   F-3
Condensed Consolidated Statements of Cash Flows--
 Thirteen Week Periods Ended March 30, 1997 and March 29, 1998 (unaudited)................   F-4
Notes to Condensed Consolidated Financial Statements (unaudited)..........................   F-5
Report of Independent Accountants ........................................................   F-13
Consolidated Balance Sheets as of December 29, 1996 and December 28, 1997 ................   F-14
Consolidated Statements of Operations for the years ended 1995, 1996 and 1997 ............   F-16
Consolidated Statements of Cash Flows for the years ended 1995, 1996 and 1997 ............   F-17
Consolidated Statements of Partners' Equity (Deficit)
 for the years ended 1995, 1996 and  1997 ................................................   F-18
Notes to Consolidated Financial Statements ...............................................   F-19


                                Foamex Capital Corporation

Report of Independent Accountants ........................................................   F-42
Balance Sheets as of December 29, 1996 and December 28, 1997 .............................   F-43
Notes to Balance Sheets ..................................................................   F-44
Balance Sheets as of December 28, 1997 and March 29, 1998 (unaudited).....................   F-45
Notes to Balance Sheets (unaudited).......................................................   F-46

                                  Crain Industries, Inc.

Report of Independent Accountants ........................................................   F-47
Consolidated Balance Sheets as of December 31, 1996 and December 23, 1997 ................   F-48
Consolidated Statements of Operations for the periods ended December 31, 1996
 and December 23, 1997 ...................................................................   F-49
Consolidated Statements of Stockholder's Equity for the periods ended December 31, 1996
 and December 23, 1997 ...................................................................   F-50
Consolidated Statements of Cash Flows for the periods ended December 31, 1996
 and December 23, 1997 ...................................................................   F-51
Notes to Consolidated Financial Statements ...............................................   F-52

                         FOAMEX L.P. AND SUBSIDIARIES

          CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)


                                                         13 Week Periods Ended
                                                       -------------------------
                                                        March 30,      March 29,
                                                           1997          1998
                                                       -----------   -----------
                                                              (thousands)
NET SALES .........................................     $194,134       $284,545
COST OF GOODS SOLD ................................      157,293        240,982
                                                        --------       --------
GROSS PROFIT ......................................       36,841         43,563
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES ......       11,123         17,766
                                                        --------       --------
INCOME FROM OPERATIONS ............................       25,718         25,797
INTEREST AND DEBT ISSUANCE EXPENSE ................       10,666         17,675
OTHER INCOME (EXPENSE), NET .......................          821           (274)
                                                        --------       --------
INCOME BEFORE PROVISION FOR INCOME TAXES ..........       15,873          7,848
PROVISION FOR INCOME TAXES ........................          368            725
                                                        --------       --------
INCOME BEFORE EXTRAORDINARY LOSS ..................       15,505          7,123
EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT
  OF DEBT .........................................         (679)        (3,123)
                                                        --------       --------
NET INCOME ........................................     $ 14,826       $  4,000
                                                        ========       ========


                  The accompanying notes are an integral part
              of the condensed consolidated financial statements.

                         FOAMEX L.P. AND SUBSIDIARIES

               CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)



                                                       December 28,   March 29,
                                                           1997          1998
                                                       ----------    ----------
                                                              (thousands)
ASSETS
CURRENT ASSETS:
 Cash and cash equivalents .........................   $    8,982    $    2,972
 Accounts receivable, net ..........................      138,571       150,687
 Inventories .......................................      112,094       112,532
 Accounts receivable, related party ................       12,823        15,970
 Other current assets ..............................       32,519        45,803
                                                       ----------    ----------
   Total current assets ............................      304,989       327,964
PROPERTY, PLANT AND EQUIPMENT, NET .................      205,705       206,383
COST IN EXCESS OF ASSETS ACQUIRED, NET .............      184,523       183,925
DEBT ISSUANCE COSTS, NET ...........................       18,889        15,420
OTHER ASSETS .......................................       21,831        24,806
                                                       ----------    ----------
 TOTAL ASSETS ......................................   $  735,937    $  758,498
                                                       ==========    ==========
LIABILITIES AND PARTNERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
 Short-term borrowings .............................   $    6,598    $    5,882
 Current portion of long-term debt .................       12,161         4,009
 Accounts payable ..................................      110,640       115,044
 Accounts payable--related parties .................       11,662         1,598
 Accrued interest ..................................       10,655         8,029
 Other accrued liabilities .........................       47,119        45,338
                                                       ----------    ----------
   Total current liabilities .......................      198,835       179,900
LONG-TERM DEBT .....................................      726,649       677,582
LONG-TERM DEBT--RELATED PARTY ......................       38,800        34,000
OTHER LIABILITIES ..................................       31,076        30,984
COMMITMENTS AND CONTINGENCIES ......................           --            --
PARTNERS' EQUITY (DEFICIT):
 General partners ..................................     (122,304)     (127,706)
 Limited partners ..................................           --            --
 Note receivable from partner ......................      (16,118)      (18,608)
 Investment in General Felt ........................     (103,121)           --
 Accumulated other comprehensive income ............       (8,086)       (7,859)
 Other .............................................       (9,794)       (9,795)
                                                       ----------    ----------
   Total partners' equity (deficit) ................     (259,423)     (163,968)
                                                       ----------    ----------
TOTAL LIABILITIES AND PARTNERS' EQUITY (DEFICIT) ...   $  735,937    $  758,498
                                                       ==========    ==========


                  The accompanying notes are an integral part
              of the condensed consolidated financial statements.

                         FOAMEX L.P. AND SUBSIDIARIES

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)



                                                        13 Week Periods Ended
                                                      --------------------------
                                                       March 30,      March 29,
                                                          1997          1998
                                                      -----------   ------------
                                                             (thousands)
OPERATING ACTIVITIES:
 Net income ........................................   $ 14,826      $    4,000
 Adjustments to reconcile net income to net cash
   provided by (used for) operating activities:
   Depreciation and amortization ...................      3,908           7,588
   Amortization of debt issuance costs,
    debt discount and debt premium .................        703             247
   Extraordinary loss on extinguishment of debt ....        679           2,857
   Other operating activities ......................        227           1,937
   Changes in operating assets and liabilities .....      1,874         (46,164)
                                                       --------      ----------
    Net cash provided by (used for)
     operating activities ..........................     22,217         (29,535)
                                                       --------      ----------
INVESTING ACTIVITIES:
 Capital expenditures ..............................     (6,817)         (6,972)
 Acquisition, net of cash acquired .................         --          (3,321)
 Purchase of note from partner .....................         --          (2,490)
 Deposit for defeasance of indebtedness ............         --          (4,809)
 Proceeds from (payments for) note
  receivable--related party ........................      5,239            (424)
                                                       --------      ----------
   Net cash used for investing activities ..........     (1,578)        (18,016)
                                                       --------      ----------
FINANCING ACTIVITIES:
 Net proceeds from (repayments of)
  short-term borrowings ............................        293            (716)
 Net proceeds from revolving loans .................         --          69,973
 Proceeds from long-term debt ......................        500         129,000
 Repayment of long-term debt .......................     (9,038)       (126,827)
 Repayment of long-term debt--related party ........         --          (4,800)
 Debt issuance costs ...............................         --          (1,149)
 Distributions to partners .........................       (124)        (20,000)
 Transfer of General Felt common stock .............         --          (3,898)
 Other financing activities ........................       (410)            (42)
                                                       --------      ----------
   Net cash provided by (used for)
    financing activities ...........................     (8,779)         41,541
                                                       --------      ----------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS .......................................     11,860          (6,010)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD....     20,632           8,982
                                                       --------      ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD .........   $ 32,492      $    2,972
                                                       ========      ==========


                  The accompanying notes are an integral part
              of the condensed consolidated financial statements.

                         FOAMEX L.P. AND SUBSIDIARIES

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)


1. ORGANIZATION AND BASIS OF PRESENTATION

     Foamex L.P.'s condensed consolidated balance sheet as of December 28, 1997 has been condensed from the audited consolidated balance sheet at that date after being restated for the transfer of General Felt Industries, Inc.'s ("General Felt") common stock (see Note 2). The condensed consolidated balance sheet as of March 29, 1998 and the condensed consolidated statements of operations for the thirteen week periods ended March 30, 1997 and March 29, 1998 and the condensed consolidated statements of cash flows for the thirteen week periods ended March 30, 1997 and March 29, 1998 have been prepared by Foamex L.P. and subsidiaries and have not been audited by Foamex L.P.'s independent accountants. In addition, the condensed consolidated statement of operations and statement of cash flows for the thirteen week period ended March 30, 1997 have been restated for the transfer of General Felt common stock (see
Note 2). In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of the consolidated financial position, results of operations and cash flows have been included.

     On December 23, 1997, Foamex International Inc. ("Foamex International") acquired Crain Industries, Inc. ("Crain") pursuant to a merger agreement with Crain Holdings Corp. for a purchase price of approximately $213.7 million, including the assumption of debt with a face value of approximately $98.6 million (and an estimated fair value of approximately $112.3 million), Foamex International then contributed the assets of Crain, subject to all of its liabilities and indebtedness to Foamex L.P. (the "Crain Acquisition"). In addition, fees and expenses associated with the Crain Acquisition were approximately $13.2 million. (See Note 3).

     Certain information and note disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted in accordance with the rules and regulations of the Securities and Exchange Commission. These condensed consolidated financial statements should be read in conjunction with Foamex L.P.'s 1997 consolidated financial statements and notes thereto as set forth in Foamex L.P.'s Annual Report on Form 10-K/A for the fiscal year ended December 28, 1997.

2. TRANSFER OF GENERAL FELT INDUSTRIES, INC.

     On February 27, 1998, Foamex International, Foamex L.P. and certain of its affiliates completed a series of transactions designed to simplify Foamex International's structure and to provide future operational flexibility. Prior to the consummation of these transactions, (i) Foamex L.P. and Foamex L.P.'s wholly-owned subsidiary, General Felt, entered into a Supply Agreement and an Administrative Services Agreement (see Note 7), (ii) Foamex L.P. repaid its outstanding indebtedness to General Felt with $4.8 million in cash and a $34.0 million principal amount promissory note (the "Foamex/GFI Note") supported by a $34.5 million letter of credit under the credit facility, (the "Credit Facility"), (iii) Foamex L.P. contributed to General Felt $9.4 million of outstanding net intercompany payables and intercompany loans with General Felt, and (iv) Foamex L.P. defeased the $4.5 million outstanding principal amount of its 9-1/2% senior secured notes due 2000. The initial transaction resulted in the transfer from Foamex L.P. to Trace Foam LLC of all of the outstanding common stock of General Felt, in exchange for (i) the assumption by Trace Foam LLC of $129.0 million of Foamex L.P.'s indebtedness and (ii) the transfer by Trace Foam LLC to Foamex L.P. of a 1% non-managing general partnership interest in Foamex L.P. As a result, General Felt ceased being a subsidiary of Foamex L.P. and was relieved from all obligations under Foamex L.P.'s 9-7/8% senior subordinated notes due 2007 and 13-1/2% senior subordinated notes due 2005. Upon consummation of the initial transaction, Foamex Carpet Cushion, Inc. ("Foamex Carpet"), a newly formed wholly-owned subsidiary of Foamex International, Foamex International, Trace Foam LLC, and General Felt entered into an Asset Purchase Agreement dated February 27, 1998, in which General Felt sold substantially all of its assets (other than the Foamex/GFI Note and its operating facility in Pico Rivera, California) to Foamex Carpet in exchange for
(i) $20.0 million in cash and (ii) a promissory note issued by Foamex Carpet to Trace Foam LLC in the amount of $70.2 million. The $20.0 million cash payment was funded with a distribution by Foamex L.P. As part of these transactions, Foamex Fibers, Inc. ("Foamex Fibers"), a wholly-owned subsidiary of General Felt, was merged with and into General Felt and Foamex LLC, a wholly-owned subsidiary of Foamex L.P., was merged with and into Foamex L.P. In addition, FMXI, Inc. and Crain, both wholly-owned subsidiaries of Foamex International and general partners

                         FOAMEX L.P. AND SUBSIDIARIES

2. TRANSFER OF GENERAL FELT INDUSTRIES, INC. (continued)


of Foamex L.P., were merged and Crain, as the surviving corporation, subsequently changed its name to FMXI, Inc. Foamex Carpet will conduct the carpet cushion business previously conducted by General Felt. Also, Trace Foam LLC has retained ownership of one of General Felt's operating facilities which is being leased to Foamex Carpet and the $34.0 million Foamex/GFI Note.

     These transactions have been reflected as a reorganization of companies under common control. Accordingly, prior periods have been restated to exclude the consolidated operations of General Felt and partners' equity (deficit) was charged to reflect the net effect of these transactions. The consolidated balance sheet as of December 28, 1997 has been restated to exclude the consolidated assets and liabilities of General Felt and reflect Foamex L.P.'s investment in General Felt of approximately $103.1 million as a reduction of partners' equity (deficit). Upon consummation of these transactions, Foamex L.P. recorded an increase in partners' equity (deficit) of approximately $113.2 million associated with the assumption of indebtedness by Trace Foam LLC, related expenses and fees and other matters. In addition, Foamex L.P. recorded the $20.0 million distribution to Foamex International as discussed above.

     In connection with these transactions, the consolidated balance sheet as of December 28, 1997 and the consolidated statement of operations for the thirteen week period ended March 30, 1997 have been restated as follows:



                                      As previously     General          As
                                        Reported         Felt        Restated
                                      -------------   ----------    ----------
Balance Sheet:
 Current assets .....................  $  352,217     $  (47,228)   $  304,989
 Total assets .......................     834,068        (98,131)      735,937
 Current liabilities ................     226,143        (27,308)      198,835
 Total liabilities ..................     990,370          4,990       995,360
 Equity .............................    (156,302)      (103,121)     (259,423)
Statement of Operations:
 Net sales ..........................  $  229,120     $  (34,986)   $  194,134
 Income before extraordinary loss ...      16,216           (711)       15,505
 Net income (loss) ..................      15,537           (711)       14,826



3. CRAIN ACQUISITION

     On December 23, 1997, Foamex International acquired Crain pursuant to a merger agreement with Crain Holdings Corp. for a purchase price of approximately $213.7 million, including the assumption of debt with a face value of approximately $98.6 million (with an estimated fair value of approximately $112.3 million), Foamex International then contributed the assets of Crain, subject to all of its liabilities, and indebtedness to Foamex L.P. Fees and expenses associated with the Crain Acquisition are approximately $13.2 million. The acquisition was funded by $118.0 million in bank borrowings by Foamex L.P. under the Credit Facility. The excess of the purchase price over the estimated fair value of the net assets acquired was approximately $152.5 million.

     The Crain Acquisition was accounted for as a purchase and the operations of Crain are included in the consolidated statements of operations and cash flows from the date of acquisition. The cost of the Crain Acquisition has been allocated on the basis of the fair value of the assets acquired and the liabilities assumed. The excess of the purchase price over the estimated fair value of the net assets acquired is being amortized using the straight-line method over forty years. The allocation of the purchase price for the Crain Acquisition is based upon preliminary estimates and assumptions and is subject to revision once appraisals, valuations and other studies of the fair value of the acquired assets and liabilities have been completed. The pro forma results listed below are unaudited and assume that the Crain Acquisition occurred at the beginning of the period presented.

                         FOAMEX L.P. AND SUBSIDIARIES

3. CRAIN ACQUISITION (continued)


                                                         13 Week Period
                                                         Ended March 30,
                                                              1997
                                                        ----------------
                                                           (thousands)
           Net sales ................................       $271,782
                                                            ========
           Income before extraordinary loss .........       $ 12,072
                                                            ========


     The pro forma results are not necessarily indicative of what would have occurred if the Crain Acquisition had been in effect for the entire periods presented nor are they necessarily indicative of future consolidated results.


4. INVENTORIES

     Inventories consist of:


                                           December 28,     March 29,
                                               1997           1998
                                          --------------   ----------
                                                  (thousands)
   Raw materials and supplies .........      $ 72,071       $ 70,099
   Work-in-process ....................        15,406         16,561
   Finished goods .....................        24,617         25,872
                                             --------       --------
     Total ............................      $112,094       $112,532
                                             ========       ========


5. LONG-TERM DEBT AND LONG-TERM DEBT -- RELATED PARTY

     Long-term debt consists of:


                                                       December 28,    March 29,
                                                           1997          1998
                                                       -----------     ---------
                                                                 (thousands)
Credit Facility:
 Term Loan A ......................................      $ 76,700       $     --
 Term Loan B ......................................       109,725         83,553
 Term Loan C ......................................        99,750         75,958
 Term Loan D ......................................       110,000        110,000
 Revolving credit facility ........................        54,928        124,901
9-7/8% Senior subordinated notes due 2007 .........       150,000        150,000
13-1/2% Senior subordinated notes due 2005
 (includes $13,720 and $13,272 of
 unamortized debt premiums)........................       111,720        111,272
9-1/2% Senior secured notes due 2000 ..............         4,523          4,523
Industrial revenue bonds ..........................         7,000          7,000
Subordinated note payable (net of
 unamortized debt discount of
 $886 and $804)....................................         6,129          6,211
Other .............................................         8,335          8,173
                                                         --------       --------
                                                          738,810        681,591
Less current portion ..............................        12,161          4,009
                                                         --------       --------
Long-term debt-unrelated parties ..................      $726,649       $677,582
                                                         ========       ========
Long-term debt-related party consists of:
Foamex/GFI Note ...................................      $ 38,800       $ 34,000
                                                         ========       ========

                         FOAMEX L.P. AND SUBSIDIARIES

5. LONG-TERM DEBT AND LONG-TERM DEBT -- RELATED PARTY (continued)


   Refinancing Associated with Transfer of General Felt Common Stock

     In connection with the transfer of General Felt common stock (see Note 2), Foamex L.P. amended its agreements with lenders under the Credit Facility, which included additional borrowings of $129.0 million under new term loan agreements that were assumed by Trace Foam LLC (as discussed in Note 2) and borrowings of $32.0 million under the existing revolving credit facility. These funds were used to (i) repay approximately $125.1 million of existing term loans and accrued interest thereon of approximately $0.9 million, (ii) deposit $4.8 million into an escrow account in order to defease the Senior Secured Notes, (iii) repay $4.8 million of indebtedness owed to General Felt, (iv) fund the $20.0 million distribution to Foamex International and (v) pay fees and expenses of approximately $5.4 million. Also, this amendment increased the availability under the revolving credit facility from $150.0 million to $200.0 million; however, $34.5 million of this increase is used for a letter of credit to support the Foamex/GFI Note.

   Foamex/GFI Note

     In connection with the transfer of General Felt's common stock, Foamex L.P. entered into the $34.0 million Foamex/GFI Note to settle an existing intercompany note payable to General Felt. The Foamex/GFI Note matures in March 2000 with interest payable at LIBOR plus an applicable margin. The principal amount is due upon maturity in March 2000.

   Principal Payments

     Principal payments on Foamex L.P.'s long-term debt and long-term debt--related party for the remainder of 1998 and for the next five years are as follows: 1998--$3.9 million; 1999--$7.3 million; 2000--$45.5 million;
2001--$6.9 million; 2002--$2.9 million; 2003--$135.8 million; and
thereafter--$500.8 million.

6. EARLY EXTINGUISHMENT OF DEBT

     In connection with the General Felt transaction, Foamex L.P. incurred an extraordinary loss on the early extinguishment of debt of approximately $3.1 million. The extraordinary loss is comprised of approximately $2.9 million for the write-off of debt issuance costs and approximately $0.2 million of professional fees and other costs.

     During 1997, Foamex L.P. used approximately $8.4 million of proceeds from notes receivable--related parties to repurchase outstanding indebtedness of approximately $8.0 million, which resulted in an extraordinary loss of approximately $0.7 million.

7. RELATED PARTY TRANSACTIONS

     Effective February 27, 1998, Foamex L.P. entered into the Supply Agreement (see Note 2) (i) whereby General Felt may purchase from Foamex L.P. finished prime, rubber and rebond carpet cushion at the lesser of cost plus 4.7% or fair market value, (ii) Foamex L.P. may purchase from General Felt nonwoven textile fiber products at the lesser of cost plus 15% or fair market value, and (iii) either party may purchase from the other trim foam and other raw materials and supplies for the lesser of the price paid for such raw materials or fair market value. During the thirteen week period ended March 29, 1998, Foamex sold approximately $13.4 million to General Felt under the Supply Agreement. Prior to February 27, 1998, Foamex L.P. had sales and purchases with General Felt based on an established intercompany transfer price which was adjusted to comply with the transfer pricing regulations of the Internal Revenue Code, as amended, if necessary. During the thirteen week periods ended March 30, 1997 and March 29, 1998, Foamex L.P. sold approximately $35.5 million and $18.1 million, respectively, to General Felt and purchased from General Felt approximately $0.4 million and $0.4 million, respectively.

     In connection with the General Felt transaction (see Note 2), Foamex L.P. and Foamex Carpet entered into a Management Services Agreement whereby Foamex L.P. will provide certain administrative functions on behalf

                         FOAMEX L.P. AND SUBSIDIARIES

7. RELATED PARTY TRANSACTIONS (continued)


of Foamex Carpet at a cost basis. During the thirteen week period ended March 29, 1998, Foamex L.P. received $0.1 million for services provided to Foamex Carpet.

     During the thirteen week period ended March 29, 1998, Foamex L.P. incurred approximately $0.5 million of interest expense on a $38.8 million note due to General Felt. On February 27, 1998, Foamex L.P. repaid approximately $4.8 million of this note, and the balance was replaced by the Foamex/GFI Note. The Foamex/GFI Note was retained by Trace Foam LLC in connection with the transfer of General Felt. For the period from February 27, to March 29, 1998, Foamex L.P. incurred approximately $0.2 million of interest expense on the Foamex/GFI Note (see Note 2).

     Foamex L.P. has a supply agreement (the "Supply Agreement") with Foamex International pursuant to which, at the option of Foamex L.P., Foamex International will purchase certain raw materials, which are necessary for the manufacture of Foamex L.P.'s products, and resell such materials to Foamex L.P. at a price equal to net cost plus reasonable out of pocket expenses. Management believes that the terms of the Supply Agreement are no less favorable than those which Foamex L.P. could have obtained from an unaffiliated third party. During the thirteen week periods ended March 30, 1997 and March 29, 1998, Foamex L.P. purchased approximately $11.6 million and $15.0 million, respectively, of raw materials under the Supply Agreement. Effective March 30, 1998, Foamex L.P. has discontinued utilizing the Supply Agreement to purchase its raw materials.

     Foamex L.P. chartered an aircraft (which is owned by a wholly-owned subsidiary of Foamex International) through a third party and incurred costs of approximately $0.4 million and $0.2 million during the thirteen week periods ended March 30, 1997 and March 29, 1998, respectively.

     On December 11, 1996, Foamex L.P. entered into a Tax Distribution Advance Agreement, pursuant to which its partners are entitled to obtain advances, in the aggregate not to exceed $17.0 million, against future distributions under Foamex L.P.'s tax distribution agreement. As of March 29, 1998, there were $13.6 million of advances to Foamex International under this agreement.

8. ENVIRONMENTAL MATTERS

     Foamex L.P. is subject to extensive and changing federal, state, local and foreign environmental laws and regulations, including those relating to the use, handling, storage, discharge and disposal of hazardous substances and the remediation of environmental contamination, and as a result, is from time to time involved in administrative and judicial proceedings and inquiries relating to environmental matters. During the thirteen week period ended March 29, 1998, expenditures in connection with Foamex L.P.'s compliance with federal, state, local and foreign environmental laws and regulations did not have a material adverse effect on Foamex L.P.'s operations, financial position, capital expenditures or competitive position. As of March 29, 1998, Foamex L.P. has environmental accruals of approximately $3.8 million for environmental matters. In addition, as of March 29, 1998 Foamex L.P. has net receivables of approximately $0.6 million relating to indemnification for environmental liabilities. Foamex L.P. believes that realization of the receivables established for indemnification is probable.

     The Clean Air Act Amendments of 1990 (the "1990 CAA Amendments") provide for the establishment of federal emission standards for hazardous air pollutants including methylene chloride, propylene oxide and TDI, materials used in the manufacturing of foam. On December 27, 1996, the United States Environmental Protection Agency (the "EPA") proposed regulations under the 1990 CAA Amendments that will require manufacturers of slab stock polyurethane foam and foam fabrication plants to reduce emissions of methylene chloride. Because these regulations are subject to change prior to finalization, Foamex L.P. cannot accurately predict the actual cost of their implementation. Foamex L.P. does not believe implementation of the regulations will require it to make material expenditures at facilities owned prior to December 23, 1997, due to Foamex L.P.'s use of alternative technologies which do not utilize methylene chloride and its ability to shift current production to the facilities which use these alternative technologies; however, material expenditures may be required at the facilities formerly operated by

                         FOAMEX L.P. AND SUBSIDIARIES

8. ENVIRONMENTAL MATTERS (continued)


Crain. The 1990 CAA Amendments also may result in the imposition of additional standards regulating air emissions from polyurethane foam manufacturers, but these standards have not yet been proposed or promulgated.

     Foamex L.P. has reported to appropriate state authorities that it has found soil and groundwater contamination in excess of state standards at four facilities and soil contamination in excess of state standards at three other facilities. Foamex L.P. has begun remediation and is conducting further investigations into the extent of the contamination at these facilities and, accordingly, the extent of the remediation that may ultimately be required. The actual cost and the timetable of any such remediation cannot be predicted with any degree of certainty at this time. As of March 29, 1998, Foamex L.P. has environmental accruals of approximately $3.3 million for the remaining potential remediation costs for these facilities based on estimates.

     Federal regulations require that by the end of 1998 all underground storage tanks ("USTs") be removed or upgraded in all states to meet applicable standards. Foamex L.P. has two USTs that will require removal or permanent in-place closure by the end of 1998. Due to the age of these tanks, leakage may have occurred resulting in soil and possibly groundwater contamination. Foamex L.P. has accrued $0.1 million for the estimated removal and remediation, if any, associated with these USTs. However, the full extent of contamination and, accordingly, the actual cost of such remediation cannot be predicted with any degree of certainty at this time. Foamex L.P. believes that its USTs do not pose a significant risk of environmental liability because of Foamex L.P.'s monitoring practices for USTs and conditional approval for the permanent in-place closure for certain USTs. However, there can be no assurance that such USTs will not result in significant environmental liability in the future.

     Foamex L.P. has been designated as a Potentially Responsible Party ("PRP") by the EPA with respect to nine sites, with an estimated total liability to Foamex L.P. for the nine sites of less than approximately $0.5 million. Estimates of total clean-up costs and fractional allocations of liability are generally provided by the EPA or the committee of PRP's with respect to the specified site. In each case, the participation of Foamex L.P. is considered to be immaterial.

     Although it is possible that new information or future developments could require Foamex L.P. to reassess its potential exposure relating to all pending environmental matters, including those described herein, management believes that, based upon all currently available information, the resolution of such environmental matters will not have a material adverse effect on Foamex L.P.'s operations, financial position, capital expenditures or competitive position. The possibility exists, however, that new environmental legislation and/or environmental regulations may be adopted, or other environmental conditions may be found to exist, that may require expenditures not currently anticipated and that may be material.

9. LITIGATION

     As of May 15, 1998, Foamex L.P. and Trace Holdings were two of multiple defendants in actions filed on behalf of approximately 5,000 recipients of breast implants in various United States federal and state courts and one Canadian provincial court, some of which allege substantial damages, but most of which allege unspecified damages for personal injuries of various types. Three of these cases seek to allege claims on behalf of all breast implant recipients or other allegedly affected parties, but no class has been approved or certified by the court. In addition, three cases have been filed alleging claims on behalf of approximately 700 residents of Australia, New Zealand, England, and Ireland. During 1995, Foamex L.P. and Trace Holdings were granted summary judgments and dismissed as defendants from all cases in the federal courts of the United States and the state courts of California. Appeals for these decisions were withdrawn and the decisions are final. In addition, two of the cases filed on behalf of 903 foreign plaintiffs were dismissed on the grounds that the cases could not be brought in the United States courts. This decision is subject to appeal. Foamex L.P. believes that the number of suits and claimants may increase. Although breast implants do not contain foam, certain silicone gel implants were produced using a polyurethane foam covering fabricated by independent distributors or fabricators from bulk foam purchased from Foamex L.P.

                         FOAMEX L.P. AND SUBSIDIARIES

9. LITIGATION (continued)


or Trace Holdings. Neither Foamex L.P. nor Trace Holdings recommended, authorized or approved the use of its foam for these purposes. While it is not feasible to predict or determine the outcome of these actions, based on management's present assessment of the merits of pending claims, after consultation with the general counsel of Trace Holdings, and without taking into account potential indemnity from the manufacturers of polyurethane covered breast implants, management believes that the disposition of matters that are pending or that may reasonably be anticipated to be asserted should not have a material adverse effect on either Foamex L.P.'s or Trace Holdings' consolidated financial position or results of operations. In addition, Foamex L.P. is also indemnified by Trace Holdings for any such liabilities relating to foam manufactured prior to October 1990. Although Trace Holdings has paid Foamex L.P.'s litigation expenses to date pursuant to such indemnification and management believes Trace Holdings likely will be in a position to continue to pay such expenses, there can be no absolute assurance that Trace Holdings will be able to provide such indemnification. Based on information available at this time with respect to the potential liability, and without taking into account the indemnification provided by Trace Holdings and the coverage provided by Trace Holdings' and Foamex L.P.'s liability insurance, Foamex L.P. believes that the proceedings should not ultimately result in any liability that would have a material adverse effect on the financial position or results of operations of Foamex L.P. If management's assessment of Foamex L.P.'s liability with respect to these actions is incorrect, such actions could have a material adverse effect on Foamex L.P.

     In November 1997, a complaint was filed in the United States District Court for the Southern District of Texas alleging that various defendants, including Crain through the use of the CARDIO[RegTM] process licensed from a third party, infringed on a patent held by plaintiff. Foamex L.P. is negotiating with the licensor of the process for the assumption of the defense of the action by the licensor; however, the action is in the preliminary stages, and there can be no assurance as to the ultimate outcome of the action.

     On or about March 17, 1998, five purported class action lawsuits were filed in the Delaware Chancery Court, New Castle County, against Foamex International, directors of Foamex International, Trace Holdings, and individual officers and directors of Trace Holdings:

     Brickell Partners v. Marshall S. Cogan, et al., No. 16260NC;
     Mimona Capital v. Salvatore J. Bonanno, et al., No. 16259NC;
     Daniel Cohen v. Foamex International Inc., No. 16263;
     Eileen Karisinki v. Foamex International Inc., et al., No. 16261NC and John E. Funky Trust v. Salvatore J. Bonanno, et al., No. 16267.

     A sixth purported class action lawsuit, Barnett Stepak v. Foamex International Inc., et al., No. 16277, was filed on or about March 23, 1998 against the same defendants. The complaints in the six actions allege, among other things, that the defendants have violated fiduciary and other common law duties purportedly owed to Foamex International's stockholders in connection with Trace Holdings proposal to acquire all of the shares of Foamex International's common stock. The complaints seek, among other things, class certification, a declaration that the defendants have breached their fiduciary duties to the class, preliminary and permanent injunctions barring implementation of the proposed transaction, rescission of the transaction if consummated, unspecified compensatory damages, and costs and attorneys' fees.

     Foamex L.P. is party to various other lawsuits, both as defendant and plaintiff, arising in the normal course of business. It is the opinion of management that the disposition of these lawsuits will not individually or in the aggregate, have a material adverse effect on the financial position or results of operations of Foamex L.P. If management's assessment of Foamex L.P.'s liability with respect to these actions is incorrect, such actions could have a material adverse effect on Foamex L.P.'s consolidated financial position.

                         FOAMEX L.P. AND SUBSIDIARIES

10. COMPREHENSIVE INCOME

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," which requires disclosure of comprehensive income, as defined, including comparative disclosure in interim financial statements. Comprehensive income for the thirteen week periods ended March 30, 1997 and March 29, 1998 is comprised of the following:



                                                  Thirteen week periods ended
                                                --------------------------------
                                                March 30, 1997    March 29, 1998
                                                --------------    --------------
 Net income .................................      $14,826            $4,000
 Foreign currency translation adjustments ...         (184)              227
                                                   -------            ------
 Total comprehensive income .................      $14,642            $4,227
                                                   =======            ======

                       REPORT OF INDEPENDENT ACCOUNTANTS




To the Partners of Foamex L.P.:


We have audited the accompanying consolidated balance sheets of Foamex L.P.
and subsidiaries ("Foamex L.P.") as of December 29, 1996 and December 28, 1997, and the related consolidated statements of operations, cash flows and partners' equity (deficit) for each of the three years in the period ended December 28, 1997. These financial statements are the responsibility of Foamex L.P.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Foamex L.P. and subsidiaries as of December 29, 1996 and December 28, 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 28, 1997 in conformity with generally accepted accounting principles.




COOPERS & LYBRAND L.L.P.



2400 Eleven Penn Center
Philadelphia, Pennsylvania
March 4, 1998, except as to
the information presented in
Note 1 and Note 18, for which
the date is March 23, 1998.

                         FOAMEX L.P. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                     December 29,   December 28,
                                                         1996           1997
                                                     -----------    ------------
                                                             (thousands)
ASSETS:
CURRENT ASSETS:
 Cash and cash equivalents ........................   $   20,632     $    8,982
 Accounts receivable, net of allowance
   for doubtful accounts of $1,875 and $4,309 .....       80,874        138,571
 Inventories ......................................       75,906        112,094
 Due from related parties .........................       19,447         12,823
 Note receivable -- related party .................       12,143             --
 Other current assets .............................       18,007         32,519
                                                      ----------     ----------
   Total current assets ...........................      227,009        304,989
                                                      ----------     ----------
PROPERTY, PLANT AND EQUIPMENT:
 Land and land improvements .......................        6,183          6,163
 Buildings and leasehold improvements .............       72,186         78,411
 Machinery, equipment and furnishings .............      155,994        202,316
 Construction in progress .........................       18,827         23,235
                                                      ----------     ----------
   Total ..........................................      253,190        310,125
 Less accumulated depreciation and amortization ...     (102,511)      (104,420)
                                                      ----------     ----------
 Property, plant and equipment, net ...............      150,679        205,705
COST IN EXCESS OF ASSETS ACQUIRED, NET ............       33,417        184,523
DEBT ISSUANCE COSTS, NET ..........................       14,902         18,889
NOTE RECEIVABLE -- RELATED PARTY ..................        9,260            585
OTHER ASSETS ......................................       12,759         21,246
                                                      ----------     ----------
TOTAL ASSETS ......................................   $  448,026     $  735,937
                                                      ==========     ==========

                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                         FOAMEX L.P. AND SUBSIDIARIES

                                                      December 29,  December 28,
                                                         1996           1997
                                                      -----------   ------------
                                                              (thousands)
LIABILITIES AND PARTNERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
 Short-term borrowings .............................   $   3,692     $    6,598
 Current portion of long-term debt .................      13,735         12,161
 Accounts payable ..................................      62,062        110,640
 Accounts payable to related parties ...............       8,803         11,662
 Accrued employee compensation .....................       5,868         10,289
 Accrued interest ..................................       8,871         10,655
 Accrued restructuring and plant consolidation .....       4,021         14,817
 Other accrued liabilities .........................      13,296         22,013
                                                       ---------     ----------
   Total current liabilities .......................     120,348        198,835
LONG-TERM DEBT .....................................     392,617        726,649
LONG-TERM DEBT -- RELATED PARTY ....................          --         38,800
ACCRUED RESTRUCTURING AND PLANT CONSOLIDATION ......       1,735          8,812
OTHER LIABILITIES ..................................      17,513         22,264
                                                       ---------     ----------
   Total liabilities ...............................     532,213        995,360
                                                       ---------     ----------
COMMITMENTS AND CONTINGENCIES ......................          --             --
                                                       ---------     ----------
PARTNERS' EQUITY (DEFICIT) .........................
 General partners ..................................         632       (122,304)
 Limited partners ..................................      57,654             --
 Investment in General Felt ........................     (97,019)      (103,121)
 Notes receivable and advances due from partners ...     (35,180)       (16,118)
 Other .............................................     (10,274)       (17,880)
                                                       ---------     ----------
   Total partners' equity (deficit) ................     (84,187)      (259,423)
                                                       ---------     ----------
TOTAL LIABILITIES AND PARTNERS' EQUITY (DEFICIT) ...   $ 448,026     $  735,937
                                                       =========     ==========

                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                          FOAMEX L.P. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     For the Years Ended 1995, 1996 and 1997


                                                   December 31,     December 29,     December 28,
                                                       1995             1996             1997
                                                  --------------   --------------   -------------
                                                                    (thousands)
   NET SALES ..................................     $ 725,288        $ 778,651        $ 791,869
   COST OF GOODS SOLD .........................       651,071          664,751          674,552
                                                    ---------        ---------        ---------
   GROSS PROFIT ...............................        74,217          113,900          117,317
   SELLING, GENERAL AND ADMINISTRATIVE
    EXPENSES ..................................        41,154           37,959           47,462
   RESTRUCTURING AND OTHER CHARGES
    (CREDITS) .................................        25,093             (955)          22,104
                                                    ---------        ---------        ---------
   INCOME FROM OPERATIONS .....................         7,970           76,896           47,751
   INTEREST AND DEBT ISSUANCE EXPENSE .........        43,386           42,504           45,253
   OTHER INCOME (EXPENSE), NET ................          (257)           2,162            2,641
                                                    ---------        ---------        ---------
   INCOME (LOSS) FROM CONTINUING OPERATIONS
    BEFORE PROVISION FOR INCOME TAXES .........       (35,673)          36,554            5,139
   PROVISION FOR INCOME TAXES .................           443            1,358              (24)
                                                    ---------        ---------        ---------
   INCOME (LOSS) FROM CONTINUING
    OPERATIONS ................................       (36,116)          35,196            5,163
                                                    ---------        ---------        ---------
   DISCONTINUED OPERATIONS:
   LOSS FROM DISCONTINUED OPERATIONS, NET
    OF INCOME TAXES ...........................        (5,117)            (230)              --
   LOSS ON DISPOSAL OF DISCONTINUED
    OPERATIONS, INCLUDING PROVISION FOR
    OPERATING LOSSES DURING THE PHASE-OUT
    PERIOD, NET OF INCOME TAXES ...............            --          (41,820)              --
                                                    ---------        ---------        ---------
   LOSS FROM DISCONTINUED OPERATIONS, NET
    OF INCOME TAXES ...........................        (5,117)         (42,050)              --
                                                    ---------        ---------        ---------
   INCOME (LOSS) BEFORE EXTRAORDINARY LOSS.....       (41,233)          (6,854)           5,163
   EXTRAORDINARY LOSS ON EARLY
    EXTINGUISHMENT OF DEBT ....................            --           (1,912)         (48,559)
                                                    ---------        ---------        ---------
   NET INCOME (LOSS) ..........................     $ (41,233)       $  (8,766)       $ (43,396)
                                                    =========        =========        =========

                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                          FOAMEX L.P. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     For the Years Ended 1995, 1996 and 1997


                                                                          December 31,     December 29,     December 28,
                                                                              1995             1996             1997
                                                                         --------------   --------------   -------------
                                                                                           (thousands)
OPERATING ACTIVITIES:
 Net income (loss) ...................................................     $ (41,233)       $  (8,766)      $  (43,396)
 Adjustments to reconcile net income (loss) to net cash
   provided by operating activities:
   Depreciation and amortization .....................................        18,429           16,568           16,770
   Amortization of debt issuance costs and debt discount .............         2,729            2,919            2,307
   Net loss on disposal of discontinued operations ...................            --           40,551               --
   Net loss from discontinued operations .............................         5,117            1,499               --
   Asset writedowns and other charges (credits) ......................         8,172             (595)          12,148
   Extraordinary loss on early extinguishment of debt ................            --            1,217           24,182
   Provision for uncollectible accounts ..............................         1,635               --              890
   Other, net ........................................................          (717)          (6,627)          (5,532)
 Changes in operating assets and liabilities, net of acquisitions and discontinued operations:
   Accounts receivable and due from related parties ..................         2,243           (9,396)          (3,548)
   Inventories .......................................................        13,989           (6,249)           3,451
   Accounts payable and accounts payable related parties .............         2,401            3,425           17,067
   Accrued restructuring charges .....................................        13,410           (7,280)           7,019
   Other assets and liabilities ......................................         9,746           (1,940)         (17,878)
                                                                           ---------        ---------       ----------
    Net cash provided by continuing operations .......................        35,921           25,326           13,480
    Net cash used for discontinued operations ........................        (9,175)            (486)              --
                                                                           ---------        ---------       ----------
    Net cash provided by operating activities ........................        26,746           24,840           13,480
                                                                           ---------        ---------       ----------
INVESTING ACTIVITIES:
 Capital expenditures ................................................       (17,744)         (20,902)         (31,971)
 Acquisitions, net of cash acquired ..................................            --             (841)        (119,065)
 Proceeds from (payments for) promissory notes--General Felt .........       (14,742)          26,903           20,818
 Purchase of note from related party .................................            --               --           (5,000)
 Repayment of (purchase of) notes from partners ......................        (2,000)          18,623           (2,500)
 Capital expenditures for discontinued operations ....................        (4,429)            (919)              --
 Other investing activities ..........................................         2,485              178              102
                                                                           ---------        ---------       ----------
   Net cash provided by (used for) investing activities ..............       (36,430)          23,042         (137,616)
                                                                           ---------        ---------       ----------
FINANCING ACTIVITIES:
 Net proceeds from (repayments of) short-term borrowings .............        (1,685)           1,493            2,894
 Net proceeds from revolving loans ...................................            --               --           54,928
 Proceeds from long-term debt and long-term
  debt related party .................................................            --            1,500          633,299
 Repayments of long-term debt ........................................        (6,099)         (26,866)        (430,593)
 Purchase of FJPS senior secured discount debentures .................            --               --         (105,829)
 Tax distribution advances ...........................................            --               --          (13,618)
 Distributions to partners ...........................................        (2,379)          (3,487)         (10,283)
 Debt issuance costs .................................................            --               --          (18,410)
 Other financing activities ..........................................            --               10               98
                                                                           ---------        ---------       ----------
   Net cash provided by (used for) financing activities ..............       (10,163)         (27,350)         112,806
                                                                           ---------        ---------       ----------
Net increase (decrease) in cash and cash equivalents .................       (19,847)          20,532          (11,650)
Cash and cash equivalents at beginning of period .....................        19,947              100           20,632
                                                                           ---------        ---------       ----------
Cash and cash equivalents at end of period ...........................     $     100        $  20,632       $    8,982
                                                                           =========        =========       ==========


                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                          FOAMEX L.P. AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF PARTNERS' EQUITY (DEFICIT)
                     For the Years Ended 1995, 1996 and 1997

                                                                          Note
                                            General       Limited      Receivable
                                            Partners     Partners     from Partner      Other
                                         ------------- ------------  -------------- -------------
                                                               (thousands)
Balances at January 1, 1995 ............  $    1,448    $   97,686     $  (38,167)    $  (8,419)
Net loss ...............................      (1,044)      (52,199)            --            --
Distributions ..........................        (125)       (5,603)            --            --
Purchase of note receivable from
 Foamex International ..................          --            --         (2,000)           --
Increase in note receivable from Trace
 Holdings ..............................          --            --             --        (1,373)
Accretion of note receivable from
 partner ...............................         125         6,152         (6,277)           --
Additional pension liability ...........          --            --             --        (3,290)
Foreign currency translation adjustment.          --            --             --           482
                                          ----------    ----------     ----------     ---------
Balances at December 31, 1995 ..........         404        46,036        (46,444)      (12,600)
Net income .............................         184         9,515             --            --
Distributions ..........................        (104)       (5,108)            --            --
Accretion of note receivable from
 partner ...............................         144         7,031         (7,175)           --
Repayment of note receivable from
 partner ...............................          --            --         18,439            --
Repayment premium on note receivable
 from partner ..........................           4           180             --            --
Additional pension liability ...........          --            --             --         2,372
Foreign currency translation adjustment.          --            --             --           (46)
                                          ----------    ----------     ----------     ---------
Balances at December 29, 1996 ..........         632        57,654        (35,180)      (10,274)
Net loss ...............................        (746)      (36,548)            --            --
Distributions ..........................         (23)       (1,099)            --            --
Accretion of note receivable from
 partner ...............................          48         2,339         (2,387)           --
Distributions associated with the June
 1997 Refinancing Plan .................      (2,896)     (141,947)        37,567            --
Additional pension liability ...........          --            --             --        (1,311)
Foreign currency translation adjustment.          --            --             --          (873)
Increase in note receivable from Trace
 Holdings ..............................          --            --             --        (5,422)
Purchase of note receivable from
 Foamex International ..................          --            --         (2,500)           --
Tax distribution advance ...............          --            --        (13,618)           --
Other ..................................          --           282             --            --
Deficit balance of Limited Partners
 assumed by General Partners ...........    (119,319)      119,319             --            --
                                          ----------    ----------     ----------     ---------
Balances at December 28, 1997 ..........  $ (122,304)   $       --     $  (16,118)    $ (17,880)
                                          ==========    ==========     ==========     =========


                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                         FOAMEX L.P. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. ORGANIZATION AND BASIS OF PRESENTATION

     Foamex L.P. is a manufacturer and distributor of flexible polyurethane foam and advanced polymer foam products in North America. During 1995, 1996 and 1997, Foamex L.P.'s products were utilized primarily in five end markets (i) carpet cushion and other carpet products, (ii) cushioning foams including bedding, (iii) automotive applications, including trim and accessories, (iv) furniture products for furniture manufacturers and distributors, and (v) specialty and technical applications including those for foams for filtration, gasketing and sealing.

     During 1995, 1996 and 1997, Foamex L.P., a Delaware limited partnership, was an indirect, majority-owned subsidiary of Foamex International Inc. ("Foamex International"). Effective February 27, 1998, Foamex L.P. became a wholly-owned subsidiary of Foamex International (See Note 3).

     Foamex L.P.'s consolidated financial statements for all periods presented have been restated to exclude the consolidated financial statements of General Felt Industries, Inc. ("General Felt") in connection with a series of transactions completed on February 27, 1998 (see Note 3).

     On December 23, 1997, Foamex L.P. acquired Crain Industries, Inc. ("Crain") pursuant to a merger agreement with Crain Holdings Corp. for a purchase price of approximately $213.7 million, including the assumption of debt with a face value of approximately $98.6 million (and an estimated fair value of approximately $112.3 million) (the "Crain Acquisition"). In addition, fees and expenses associated with the Crain Acquisition are approximately $13.2 million. The Crain Acquisition provided a fully integrated manufacturer, fabricator and distributor of a broad range of flexible polyurethane foam and foam products which are sold to a diverse customer base, principally in the furniture, bedding and carpet cushion markets. In connection with the Crain Acquisition, Foamex L.P. approved a restructuring/consolidation plan for the two entities. Foamex L.P. recorded restructuring charges of $21.1 million relating to restructuring Foamex L.P.'s operations in connection with the Crain Acquisition and related transactions. In addition, Foamex L.P. recorded approximately $1.5 million of severance and related costs and $8.5 million for costs associated with the shut down and consolidation of certain acquired facilities.

     On March 16, 1998, Foamex International announced that its Board of Directors received an unsolicited buyout proposal from Trace International Holdings, Inc. ("Trace Holdings"), Foamex International's principal stockholder. Trace Holdings proposed to acquire all of the outstanding common stock of Foamex International not currently owned by Trace Holdings and its subsidiaries for a cash price of $17.00 per share. Also, Trace Holdings informed the Board of Directors that financing for the buyout transaction would be arranged through Donaldson, Lufkin & Jenrette Securities Corporation and The Bank of Nova Scotia/Scotia Capital Markets. As of March 16, 1998, Trace Holdings and its subsidiaries beneficially owned approximately 11,475,000 shares or approximately 46% of the outstanding common stock of Foamex International. In response to Trace Holding's offer, Foamex International's Board of Directors has appointed a special committee to determine the advisability and fairness of the proposed buyout to Foamex International's stockholders other than Trace Holdings and its subsidiaries. Trace's proposed buyout is subject to a number of conditions, including the negotiations of definitive documents (which are expected to contain customary closing conditions); the filing of a disclosure statement and other documents with the Securities and Exchange Commission; regulatory filings; and approval of the transaction by a majority of Foamex International's stockholders.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Consolidation

     The consolidated financial statements include the accounts of Foamex L.P. and all subsidiaries that Foamex L.P. directly or indirectly controls, either through majority ownership or otherwise after being restated to exclude the consolidated financial statements of General Felt in connection with a series of transactions completed on February 27, 1998 (see Note 3). Intercompany accounts and transactions for continuing operations have been eliminated in consolidation.

                         FOAMEX L.P. AND SUBSIDIARIES

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

   Fiscal Year

     Foamex L.P.'s fiscal year ends on the Sunday closest to the thirty-first day of December. Fiscal years 1995, 1996 and 1997 were composed of fifty-two weeks and ended on December 31, 1995, December 29, 1996 and December 28, 1997, respectively.

     Accounting Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. (See Notes 4, 5, 11, 17, 18 and 19 and Cost in Excess of Net Assets Acquired below.)


   Revenue Recognition

     Revenue from sales is recognized when products are shipped at which time title passes to the customer.

   Discounts and Billing Adjustments

     A reduction in sales revenue is recognized for sales discounts when product is invoiced or for other billing adjustments.

   Cash and Cash Equivalents

     Foamex L.P. considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.



   Inventories

     Inventories are stated at the lower of cost or market. The cost of the inventories is determined on a first-in, first-out basis.

   Property, Plant and Equipment


     Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets. The range of useful lives estimated for buildings is generally twenty to thirty-five years and the range for machinery, equipment and furnishings is five to twelve years. Leasehold improvements are amortized over the shorter of the terms of the respective leases or the estimated useful lives of the leasehold improvements. Depreciation expense for the years ended 1995, 1996 and 1997 was $15.9 million, $14.9 million and $15.0 million, respectively. For income tax purposes, Foamex L.P. uses accelerated depreciation methods.


     Cost of maintenance and repairs is charged to expense as incurred. Renewals and improvements are capitalized. Upon retirement or other disposition of items of plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

   Debt Issuance Costs

     Debt issuance costs consist of amounts incurred in obtaining long-term financing. These costs are being amortized over the term of the related debt using the effective interest method. Accumulated amortization as of December 29, 1996 and December 28, 1997 was approximately $7.5 million and $1.4 million, respectively.

                         FOAMEX L.P. AND SUBSIDIARIES

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

   Cost in Excess of Net Assets Acquired

     The excess of the acquisition cost over the fair value of net assets acquired in business combinations accounted for as purchases is amortized using the straight-line method over a forty year period. At each balance sheet date Foamex L.P. evaluates the recoverability of cost in excess of net assets acquired using certain financial indicators such as historical and future ability to generate income from operations based on a going concern basis. Accumulated amortization as of December 29, 1996 and December 28, 1997 was approximately $5.7 million and $6.5 million, respectively.

   Environmental Matters

     Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated.

   Postretirement and Postemployment Benefits

     Foamex L.P. accrues postretirement benefits throughout the employees' active service periods until they attain full eligibility for those benefits. Also, Foamex L.P. accrues postemployment benefits when it becomes probable that such benefits will be paid and when sufficient information exists to make reasonable estimates of the amounts to be paid.

   Foreign Currency Accounting

     The financial statements of foreign subsidiaries, except in countries treated as highly inflationary, have been translated into U.S. dollars by using the year end exchange rates for assets and liabilities and average exchange rates for the statements of operations. Currency translation adjustments are included in other partners' equity (deficit) until the entity is substantially sold or liquidated. For operations in countries treated as highly inflationary, certain financial statement amounts are translated at historical exchange rates, with all other assets and liabilities translated at year end exchange rates. These translation adjustments are reflected in the results of operations and are insignificant for all periods presented. Also, foreign currency transaction gains and losses are insignificant for all periods presented. The effect of foreign currency exchange rates on cash flows is not material.

   Interest Rate Swap Agreement

     The differential to be paid or received under an interest rate swap agreement is recognized as an adjustment to interest and debt issuance expense in the current period as interest rates change.

   Income Taxes

     Income taxes are accounted for under the asset and liability method, in which deferred income taxes are provided for temporary differences between the financial reporting and income tax basis of assets and liabilities using the income tax rates, under existing legislation, expected to be in effect at the date such temporary differences are expected to reverse.


     Foamex L.P., as a limited partnership, is not subject to federal income taxes; therefore no current or deferred provision has been provided for such taxes. However, Foamex L.P. has provided for the income taxes of certain states in which it is subject to taxes and for certain subsidiaries which are subject to federal and state income taxes. The partners will provide for their respective shares of income or loss in their federal or applicable state income tax returns. Foamex L.P. has a tax sharing agreement that provides for the payment of distributions to the partners for amounts that would be required to be paid if Foamex L.P. was a corporation filing separate tax returns. The ability of Foamex L.P. to make such distributions is limited by the terms of its credit agreements and indentures. (See Note 9).

                         FOAMEX L.P. AND SUBSIDIARIES

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

   Reclassifications

     Certain amounts in the 1995 and 1996 consolidated financial statements have been reclassified to conform with the current year's presentation.

   New Accounting Standards

     Statement of Financial Accounting Standards No. 130 ("SFAS No. 130"), "Reporting Comprehensive Income," was issued by the Financial Accounting Standards Board in June 1997. This statement requires all items that must be recognized under accounting standards as components of comprehensive income to be reported in a financial statement that is displayed with the same prominence as other financial statements. Foamex L.P. will adopt SFAS No. 130 for 1998.


     Statement of Financial Accounting Standards No. 131 ("SFAS No. 131"), "Disclosures about Segments of an Enterprise and Restated Information," was issued by the Financial Accounting Standards Board in June 1997. This statement establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected financial information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Foamex L.P. will adopt SFAS No. 131 for year ended 1998 reporting. Management is evaluating the impact, if any, the standard will have on Foamex L.P.'s present segment reporting.


3.   TRANSFER OF GENERAL FELT INDUSTRIES, INC.

     On February 27, 1998, Foamex International, Foamex L.P. and certain of its affiliates completed a series of transactions designed to simplify Foamex International's structure and to provide future operational flexibility. Prior to the consummation of these transactions, (i) Foamex L.P. and Foamex L.P.'s wholly-owned subsidiary, General Felt, entered into a Supply Agreement and an Administrative Services Agreement (see Note 7), (ii) Foamex L.P. repaid its outstanding indebtedness to General Felt with $4.8 million in cash and a $34.0 million principal amount promissory note (the "Foamex/GFI Note") supported by a $34.5 million letter of credit under the credit facility, (the "Credit Facility") (iii) Foamex L.P. contributed to General Felt $9.4 million of outstanding net intercompany payables and intercompany loans with General Felt, and (iv) Foamex L.P. defeased the $4.5 million outstanding principal amount of its 9-1/2% senior secured notes due 2000. The initial transaction resulted in the transfer from Foamex L.P. to Trace Foam LLC of all of the outstanding common stock of General Felt, in exchange for (i) the assumption by Trace Foam LLC of $129.0 million of Foamex L.P.'s indebtedness and (ii) the transfer by Trace Foam LLC to Foamex L.P. of a 1% non-managing general partnership interest in Foamex L.P. As a result, General Felt ceased being a subsidiary of Foamex L.P. and was relieved from all obligations under Foamex L.P.'s 9-7/8% senior subordinated notes due 2007 and 13-1/2% senior subordinated notes due 2005. Upon consummation of the initial transaction, Foamex Carpet Cushion, Inc. ("Foamex Carpet"), a newly formed wholly-owned subsidiary of Foamex International, Foamex International, Trace Foam LLC, and General Felt entered into an Asset Purchase Agreement dated February 27, 1998, in which General Felt sold substantially all of its assets (other than the Foamex/ GFI Note and its operating facility in Pico Rivera, California) to Foamex Carpet in exchange for
(i) $20.0 million in cash and (ii) a promissory note issued by Foamex Carpet to Trace Foam LLC in the amount of $70.2 million. The $20.0 million cash payment was funded with a distribution by Foamex L.P. As part of these transactions, Foamex Fibers, Inc. ("Foamex Fibers") a wholly-owned subsidiary of General
Felt, was merged with and into General Felt and Foamex LLC, a wholly-owned subsidiary of Foamex L.P., was merged with and into Foamex L.P. In addition, FMXI, Inc. and Crain, both wholly-owned subsidiaries of Foamex International and general partners of Foamex L.P., were merged and Crain, as the surviving corporation, subsequently changed its name to FMXI, Inc. Foamex Carpet will conduct the carpet cushion business previously conducted by General Felt. Also, Trace Foam LLC has retained ownership of one of General Felt's operating facilities which is being leased to Foamex Carpet and the $34.0 million Foamex/GFI Note.

                         FOAMEX L.P. AND SUBSIDIARIES

3.   TRANSFER OF GENERAL FELT INDUSTRIES, INC. (continued)

     These transactions have been reflected as a reorganization of companies under common control. Accordingly, prior periods have been restated to exclude the consolidated operations of General Felt and partners' equity (deficit) was charged to reflect the net effect of these transactions. The consolidated balance sheets as of December 29, 1996 and December 28, 1997 have been restated to exclude the consolidated assets and liabilities of General Felt and reflect Foamex L.P.'s investment in General Felt of approximately $97.0 million and $103.1 million, respectively, as a reduction of partners' equity (deficit). Upon consummation of these transactions, Foamex L.P. recorded an increase in partners' equity (deficit) of approximately $113.2 million associated with the assumption of indebtedness by Trace Foam LLC, related expenses and fees and other matters. In addition, Foamex L.P. recorded the $20.0 million distribution to Foamex International as discussed above.


     In connection with these transactions, the consolidated balance sheets as of December 29, 1996 and December 28, 1997 and the consolidated statement of operations for the years ended 1995, 1996 and 1997 have been restated as follows:


                                                                            Less:
                                                       As previously       General            As
                                                          Reported           Felt          Restated
                                                      ---------------   -------------   -------------
Balance Sheet at December 29, 1996:
 Current assets ...................................     $  288,920       $  (61,911)     $  227,009
 Total assets .....................................        586,157         (138,131)        448,026
 Current liabilities ..............................        151,830          (31,482)        120,348
 Total liabilities ................................        573,325          (41,112)        532,213
 Equity ...........................................         12,832          (97,019)        (84,187)
Balance Sheet at December 28, 1997:
 Current assets ...................................     $  352,217       $  (47,228)     $  304,989
 Total assets .....................................        834,068          (98,131)        735,937
 Current liabilities ..............................        226,143          (27,308)        198,835
 Total liabilities ................................        990,370            4,990         995,360
 Equity ...........................................       (156,302)        (103,121)       (259,423)
1995 Statement of Operations:
 Net sales ........................................     $  862,834       $ (137,546)     $  725,288
 Income (loss) from continuing operations .........        (48,126)          12,010         (36,116)
 Net income (loss) ................................        (53,243)          12,010         (41,233)
1996 Statement of Operations:
 Net sales ........................................     $  926,351       $ (147,700)     $  778,651
 Income (loss) from continuing operations .........         53,661          (18,465)         35,196
 Net income (loss) ................................          9,699          (18,465)         (8,766)
1997 Statement of Operations:
 Net sales ........................................     $  931,095       $ (139,226)     $  791,869
 Income (loss) from continuing operations .........         11,265           (6,102)          5,163
 Net income (loss) ................................        (37,294)          (6,102)        (43,396)


4.   ACQUISITIONS

     On December 23, 1997, Foamex L.P. acquired Crain pursuant to a merger agreement with Crain Holdings Corp. for a purchase price of approximately $213.7 million, including the assumption of debt with a face value of approximately $98.6 million (with an estimated fair value of approximately $112.3 million). In addition, fees and

                         FOAMEX L.P. AND SUBSIDIARIES

4.   ACQUISITIONS (continued)

expenses associated with the Crain Acquisition are approximately $13.2 million. The Crain Acquisition provided a fully integrated manufacturer, fabricator and distributor of a broad range of flexible polyurethane foam and foam products which are sold to a diverse customer base, principally in the furniture, bedding and carpet cushion markets. The acquisition was funded by $118.0 million in bank borrowings by Foamex L.P. under the Credit Facility. The excess of the purchase price over the estimated fair value of the net assets acquired was approximately $152.5 million. In connection with the Crain Acquisition, Foamex L.P. approved a plan to close certain acquired facilities. As of the acquisition date, Foamex L.P. established accruals of approximately $1.5 million of severance and related costs and $8.5 million for costs associated with the shut down and consolidation of certain acquired facilities.


     During 1994, Foamex L.P. acquired Transformacion De Espumas Y Fieltros S.A. de C.V. ("TEFSA") for an aggregate purchase price of approximately $4.5 million to be paid over a three-year period with an initial cash payment of $1.7 million. During 1996 and 1997, Foamex L.P. made scheduled cash payments of $0.8 million and $0.9 million, respectively, in accordance with the purchase agreement.


     The acquisitions were accounted for as purchases and the operations of the acquired companies are included in the consolidated statements of operations and cash flows from their respective dates of acquisition. However, Crain's operations for the period from December 24, 1997 to December 28, 1997 have not been included in the consolidated statements of operations or cash flows since the affect would be insignificant. The cost of each acquisition has been allocated on the basis of the fair value of the assets acquired and the liabilities assumed. The excess of the purchase price over the estimated fair value of the net assets acquired is being amortized using the straight-line method over forty years. The allocation of the purchase price for the Crain Acquisition is based upon preliminary estimates and assumptions and is subject to revision once appraisals, valuations and other studies of the fair value of the acquired assets and liabilities have been completed. The pro forma results listed below are unaudited and assume that the Crain Acquisition occurred at the beginning of each year presented.


                                     1996          1997
                                    ------        ------
                                         (millions)
  Net sales .....................   $1,123.6     $1,117.5
  Income (loss) from continuing
  operations ....................       27.4          2.4


     The pro forma results are not necessarily indicative of what would have occurred if the Crain Acquisition had been in effect for the entire periods presented nor are they necessarily indicative of future consolidated results.

5.   RESTRUCTURING AND OTHER CHARGES (CREDITS)


     In 1995, Foamex L.P. approved a restructuring plan (the "1995 restructuring plan") to consolidate eleven foam production, fabrication or branch locations to concentrate resources as a result of industry conditions and to better position itself to achieve its strategic growth objectives. Foamex L.P. recorded restructuring and other charges of $25.1 million which was comprised of $22.6 million associated with the consolidation of the foam production, fabrication or branch locations, $1.1 million associated with the completion of a 1993 restructuring plan and $1.4 million associated with merger and acquisition activities of Foamex L.P. The components of the $22.5 million restructuring charge include: $8.2 million for fixed asset writedowns (net of estimated sale proceeds), $11.4 million for plant closure and operating lease obligations and $3.0 million for personnel reductions. The $3.0 million cost for personnel reductions primarily represents severance and employee benefit costs associated with the elimination of manufacturing and administrative personnel.

     In 1996, Foamex L.P. approved a plan to close a facility that was not originally identified in the 1995 restructuring plan. As a result of these changes to the 1995 restructuring plan and the favorable termination of certain lease agreements and other matters, Foamex L.P. recorded a $1.0 million net restructuring credit which included

                         FOAMEX L.P. AND SUBSIDIARIES

5.   RESTRUCTURING AND OTHER CHARGES (CREDITS) (continued)


$1.7 million of restructuring credits relating primarily to the favorable termination of certain lease agreements and other matters relating to the 1995 restructuring plan, offset by $0.7 million of restructuring charges relating to the closure of a facility during 1997 (the "1996 restructuring plan").

     During December 1997, Foamex L.P. approved a restructuring plan (the "1997 restructuring plan") to consolidate nine of Foamex L.P.'s foam production, fabrication or branch locations in connection with the Crain Acquisition. (See
Note 4.) Foamex L.P. recorded restructuring and other charges of $22.1 million which was comprised of $23.0 million associated with the consolidation of the foam production, fabrication or branch locations, offset by $0.9 million of restructuring credits due primarily to the favorable termination of certain lease agreements and other matters associated with the 1995 and 1996 restructuring plans. The components of the $23.0 million restructuring charge include: $12.1 million for fixed assets writedowns (net of estimated sale proceeds), $9.8 million for plant closure and operating lease obligations and $1.1 million for personnel reductions.


     In addition, Foamex L.P. approved a consolidation plan to integrate the acquired Crain facilities into Foamex L.P.'s existing facilities. Foamex L.P. recorded approximately $1.5 million of severance and related costs and $8.5 million for costs associated with the shut down of certain acquired facilities.

     As discussed above, the 1995 and 1996 restructuring plans have been generally implemented as originally contemplated. The following table sets forth the components of Foamex L.P.'s restructuring and other charges:


                                                                        Asset       Plant Closure      Personnel
                                                          Total      Writedowns       and Leases      Reductions       Other
                                                       ----------   ------------   ---------------   ------------   ----------
                                                                                     (millions)
1995 restructuring charge ..........................    $  25.1       $   8.2          $  11.4         $   3.0       $   2.5
Asset write-off/writedowns .........................      (12.1)        (11.0)             0.2              --          (1.3)
Cash spending ......................................       (0.4)           --             (0.3)           (0.1)           --
                                                        -------       -------          -------         -------       -------
Balances at December 31, 1995 ......................       12.6          (2.8)            11.3             2.9           1.2
Cash spending ......................................       (8.7)           --             (6.1)           (1.5)         (1.1)
Cash proceeds ......................................        1.0           1.0               --              --            --
1996 restructuring charge ..........................        0.8           0.8              0.2            (0.2)           --
Restructuring credits ..............................       (1.7)         (1.3)            (0.1)           (0.2)         (0.1)
Asset adjustment for restructuring credits .........       (0.1)          0.5             (0.6)             --            --
                                                        -------       -------          -------         -------       -------
Balances at December 29, 1996 ......................        3.9          (1.8)             4.7             1.0            --
Cash spending ......................................       (2.0)         (0.1)            (1.3)           (0.6)           --
1997 restructuring charge ..........................       23.0          12.1              9.8             1.1            --
Restructuring credits ..............................       (0.9)          0.2             (1.4)            0.3            --
Asset write-off/writedowns .........................      (16.1)        (16.1)              --              --            --
Plant consolidation costs ..........................       10.0            --              8.5             1.5            --
                                                        -------       -------          -------         -------       -------
Balance at December 28, 1997 .......................    $  17.9       $  (5.7)         $  20.3         $   3.3       $    --
                                                        =======       =======          =======         =======       =======


     As indicated in the table above, the accrued restructuring and plant consolidation balance at December 28, 1997 will be used for payments relating to plant closure and leases for the closed facilities. The $5.7 million of asset writedowns relates to estimated proceeds and is included in noncurrent assets. Foamex L.P. expects to incur approximately $14.8 million of charges during 1998 with the remaining $8.8 million to be incurred through 2004. As of December 28, 1997, Foamex L.P. has terminated all 209 employees associated with the 1995 and 1996 restructuring plans and notified approximately 640 employees in the manufacturing and administrative areas of their impending termination in connection with the 1997 restructuring and plant consolidation plans.

                         FOAMEX L.P. AND SUBSIDIARIES

6.   INVENTORIES

     Inventories consists of:


                                           December 29,     December 28,
                                               1996             1997
                                          --------------   -------------
                                                   (thousands)
   Raw materials and supplies .........       $47,374         $ 72,071
   Work-in process ....................        12,333           15,406
   Finished goods .....................        16,199           24,617
                                              -------         --------
   Total ..............................       $75,906         $112,094
                                              =======         ========


7.   NOTE RECEIVABLE -- RELATED PARTY

     Foamex L.P. has two revolving promissory notes to allow General Felt to borrow up to a maximum of $64.0 million. The notes are due on demand with interest payable quarterly at 8.5% as of December 28, 1997. On February 27, 1998, the promissory notes were cancelled and Foamex L.P. contributed the outstanding loan balance of $1.0 million to General Felt.



8.   SHORT-TERM BORROWINGS

     Short-term borrowings include borrowings outstanding under a line of credit facility for Foamex Canada Inc. ("Foamex Canada") bearing interest at the bank's prime rate (6.0% at December 28, 1997) plus 1/2%. The weighted average interest rates on Foamex Canada's short-term borrowings outstanding for 1995, 1996 and 1997 were 8.0%, 5.9% and 5.4%, respectively. Borrowings under Foamex Canada's credit facility are due on demand and are collateralized by accounts receivable, property and inventories of Foamex Canada having an approximate net carrying value of $20.0 million as of December 28, 1997. The unused amount under this line of credit totaled $2.0 million as of December 28, 1997.


9.   LONG-TERM DEBT AND EXTRAORDINARY LOSS

     Long-term debt consists of:


                                                    December 29,    December 28,
                                                        1996            1997
                                                    -----------     ------------
                                                            (thousands)
   Credit Facility:
    Term Loan A (1) ...............................   $     --        $ 76,700
    Term Loan B (1) ...............................         --         109,725
    Term Loan C (1) ...............................         --          99,750
    Term Loan D (1) ...............................         --         110,000
   Revolving credit facility (1) ..................         --          54,928
   9-7/8% Senior subordinated notes due 2007 (2) ..         --         150,000
   13-1/2% Senior subordinated notes due 2005
    (includes $13,720 of unamortized debt
    premiums) (2) .................................         --         111,720
   9-1/2% Senior secured notes due 2000 (3) .......    106,793           4,523
   11-1/4% Senior notes due 2002 (3) ..............    141,400              --
   11-7/8% Senior subordinated debentures due 2004
    (net of unamortized debt discount of $769) ....    125,056              --
   11-7/8% Senior subordinated debentures due 2004,
    Series B (2) ..................................      7,000              --
   Industrial revenue bonds (4) ...................      7,000           7,000
   Foamex L.P. term loan (8.54% interest rate
    as of December 29, 1996) (4) ..................     11,000              --

                         FOAMEX L.P. AND SUBSIDIARIES

9.   LONG-TERM DEBT AND EXTRAORDINARY LOSS (continued)

                                                    December 29,    December 28,
                                                        1996            1997
                                                    -----------     ------------
                                                            (thousands)
   Subordinated note payable (net of unamortized
    debt discount of $1,198 and $886) (2).........       5,817           6,129
   Other .........................................       2,286           8,335
                                                         -----           -----
                                                       406,352         738,810
   Less current portion ..........................      13,735          12,161
                                                       -------         -------
   Long-term debt-unrelated parties ..............    $392,617        $726,649
                                                      ========        ========

(1) Debt of Foamex L.P., guaranteed by Foamex International.
(2) Debt of Foamex L.P. and Foamex Capital Corporation.
(3) Debt of Foamex L.P. and Foamex Capital Corporation, guaranteed by Foamex International.
(4) Debt of Foamex L.P.

   Refinancing Plan

     On June 12, 1997, Foamex International substantially completed a refinancing plan (the "Refinancing Plan") that included the refinancing of certain long-term indebtedness to reduce Foamex International's interest expense and improve financing flexibility. In connection with the Refinancing Plan, Foamex L.P. purchased approximately $342.3 million of aggregate principal amount of its public debt and approximately $116.7 million of aggregate principal amount of FJPS's senior secured discount debentures due 2004 (the "Discount Debentures") and repaid $5.2 million of term loan borrowings under an existing credit facility. Foamex L.P. incurred an extraordinary loss on the early extinguishment of debt associated with the Refinancing Plan of approximately $44.5 million. The Refinancing Plan was funded by $347.0 million of borrowings under a new $480.0 million credit facility (the "Credit Facility") and the net proceeds from the issuance of $150.0 million of 9-7/8% senior subordinated notes due 2007.

     In addition, on October 1, 1997, Foamex L.P. redeemed all of the outstanding: (i) 11-1/4% senior notes due 2002, (ii) 11-7/8% senior subordinated debentures due 2004 and (iii) the 11-7/8% senior subordinated debentures due 2004, Series B, constituting approximately $26.2 million of the approximately $30.7 million of its outstanding public debt that was not tendered as part of the Refinancing Plan. The redemption was funded from borrowings under the Credit Facility. In connection with this redemption, Foamex L.P. incurred an extraordinary loss on the early extinguishment of debt of approximately $2.1 million.

   Credit Facility

     On June 12, 1997, Foamex L.P. entered into the Credit Facility with a group of banks that provides for term loans of up to $440.0 million which expire from June 2003 to June 2006 and borrowings of up to $150.0 million under a revolving line of credit which expires in June 2003. The term loans are comprised of a (i) term A loan ("Term A") which provides up to $120.0 million of borrowings, (ii) term B loan ("Term B") of $110.0 million, (iii) term C loan ("Term C") of $100.0 million and (iv) term D loan ("Term D") of $110.0 million.

     Borrowings under the Credit Facility are collateralized by substantially all of the assets of Foamex L.P. on a pari passu basis with the 9-1/2% senior secured notes due 2000 and the industrial revenue bonds (collectively, the "Notes"); however, the rights of the holders of the applicable issue of Notes to receive payment upon the disposition of the collateral securing such issue of Notes has been preserved.

     Pursuant to the terms of the Credit Facility, borrowed funds will bear interest at a floating rate equal to an applicable margin, as defined, plus the higher of (i) the base rate of The Bank of Nova Scotia, in effect from time to time, or (ii) a rate that is equal to 0.5% per annum plus the federal funds rate in effect from time to time. The applicable margin is determined based on the total net debt to EBDAIT ratio, as defined, and can range from no

                         FOAMEX L.P. AND SUBSIDIARIES

9.   LONG-TERM DEBT AND EXTRAORDINARY LOSS (continued)

margin up to 1.125% per annum for Term A and revolving loans, from 0.875% per annum to 1.375% per annum for Term B, from 1.125% per annum to 1.625% per annum for Term C and from 1.250% per annum to 1.750% per annum for Term D. At the option of Foamex L.P., portions of the outstanding loans under the Credit Facility are convertible into LIBOR based loans which bear interest at a floating rate equal to an applicable margin for LIBOR based loans, as defined, plus the average LIBOR, as defined. The applicable margin for LIBOR based loans is a rate that will generally equal the applicable margin (discussed above) plus 1.0% per annum.

     Foamex L.P. had a credit agreement (the "Foamex L.P. Credit Facility") with a group of banks that provided for loans of up to $85.0 million of which $40.0 million was borrowed as term loans payable in twenty equal quarterly installments commencing October 1994 and up to $45.0 million is available under a revolving line of credit which was to expire in June 1999. During 1996 and 1997, Foamex L.P. and General Felt used $12.0 million and $3.8 million, respectively, of net proceeds from the Perfect Fit sale to repay term loan borrowings. The term loan was repaid in connection with the Refinancing Plan.

   9-7/8% Senior Subordinated Notes due 2007 ("Senior Subordinated Notes")

     The Senior Subordinated Notes were issued by Foamex L.P. and FCC in connection with the Refinancing Plan. The Senior Subordinated Notes bear interest at the rate of 9-7/8% per annum payable semiannually on each June 15 and December 15, commencing December 15, 1997. The Senior Subordinated Notes mature on June 15, 2007. The Senior Subordinated Notes may be redeemed at the option of Foamex L.P., in whole or in part, at any time on or after June 15, 2002, initially at 104.938% of their principal amount, plus accrued interest and liquidated damages, as defined, if any, thereon to the date of redemption and declining to 100.0% on or after June 15, 2005. In addition, at any time prior to June 15, 2000, Foamex L.P. may on one or more occasions redeem up to 35.0% of the initially outstanding principal amount of the Senior Subordinated Notes at a redemption price equal to 109.875% of the principal amount, plus accrued interest and liquidated damages, if any, thereon to the date of redemption with the cash proceeds of one or more Public Equity Offerings, as defined. Upon the occurrence of a change of control, as defined, each holder of Senior Subordinated Notes will have the right to require Foamex L.P. to repurchase the Senior Subordinated Notes at a price equal to 101.0% of the principal amount, plus accrued interest and liquidated damages, if any, to the date of repurchase. The Senior Subordinated Notes are subordinated in right of payment to all senior indebtedness and are pari passu in right of payment to the subordinated note.

   13-1/2% Senior Subordinated Notes due 2005 ("13-1/2% Senior Subordinated Notes")

     The 13-1/2% Senior Subordinated Notes were issued by Foamex L.P. and FCC in a private placement under the Securities Act of 1933, as amended, on December 23, 1997 in connection with the Crain Acquisition. The 13-1/2% Senior Subordinated Notes represent unsecured general obligations of Foamex L.P. and are subordinated to all Senior Debt (as defined in the Indenture).

     The 13-1/2% Senior Subordinated Notes mature on August 15, 2005. Interest on the 13-1/2% Senior Subordinated Notes is payable semiannually on each February 15 and August 15. The 13-1/2% Senior Subordinated Notes bear interest at the rate of 13-1/2% per annum. The 13-1/2% Senior Subordinated Notes may be redeemed prior to August 15, 2002, except in the event of a Change of Control (as defined) or Foamex L.P. may, subject to certain requirements (as defined), on or prior to August 15, 1998 redeem up to 33-1/3% of the aggregate original principal amount with proceeds from an Equity Offering (as defined).

     Foamex L.P. has filed a registration statement relating to an exchange offer in which Foamex L.P. will offer to exchange the 13-1/2% Senior Subordinated Notes issued in the private placement for new notes. The terms of the new notes will be substantially identical in all respects (including principal amount, interest rate, maturity and ranking) to the terms of the 13-1/2% Senior Subordinated Notes, except that the new notes will be transferable by holders thereof without further registration under the Securities Act of 1933, as amended (except in the case of 13-1/2% Senior Subordinated Notes held by affiliates of Foamex L.P. and for certain other holders), and are not subject to any covenant regarding registration under the Securities Act of 1933, as amended.

                         FOAMEX L.P. AND SUBSIDIARIES

9.   LONG-TERM DEBT AND EXTRAORDINARY LOSS (continued)

   9-1/2% Senior Secured Notes due 2000 ("Senior Secured Notes")

     The Senior Secured Notes were issued on June 3, 1993 with interest at the rate of 9-1/2% payable semiannually on each June 1 and December 1. The Senior Secured Notes had a maturity date of June 1, 2000. The Senior Secured Notes were collateralized by a first-priority lien on substantially all of the assets of Foamex L.P. except for receivables, real estate and fixtures. The Senior Secured Notes were defeased in February 1998.

   11-1/4% Senior Notes due 2002 ("Senior Notes")

     The Senior Notes had an interest rate of 11-1/4% payable semiannually on each April 1 and October 1. The Senior Notes had a maturity date of October 1, 2002.

   11-7/8% Senior Subordinated Debentures due 2004 ("Subordinated Debentures")

     The Subordinated Debentures had an interest rate of 11-7/8% payable semiannually on each April 1 and October 1. The Subordinated Debentures had a maturity date of October 1, 2004.

   11-7/8% Senior Subordinated Debentures, Series B ("Series B Debentures")

     The Series B Debentures were issued July 30, 1993, by Foamex L.P. in an exchange offer to holders of senior subordinated debentures issued in connection with the acquisition of General Felt on March 23, 1993. The Series B Debentures had terms substantially similar to the Subordinated Debentures.

   Industrial Revenue Bonds ("IRBs")

     Two bond issues in the principal amount of $1.0 million and $6.0 million, maturing in 2005 and 2013, respectively, are collateralized by certain properties which have an approximate net carrying value of $11.4 million at December 28, 1997 and letters of credit approximating $7.3 million. The IRBs bear interest at a variable rate with options available to Foamex L.P. to convert to a fixed rate. The interest rates on the IRBs were 4.15% and 3.85% at December 28, 1997 for the $6.0 million and $1.0 million bond issues, respectively. The interest rate on the $6.0 million bond issue varies weekly based on an interest rate that is indicative of current bidside yields on high quality short-term, tax-exempt obligations, or if such interest rate is not available, 70.0% of the interest rate for thirteen week United States Treasury Bills. The maximum interest rate for either of the IRBs is 15.0% per annum. At the time of a conversion to a fixed interest rate and upon appropriate notice, the IRBs are redeemable at the option of the bondholders.

   Subordinated Note Payable

     This note payable was issued to John Rallis ("Rallis"), the former Chief Operating Officer of Foamex International, on May 6, 1993 by Foamex L.P. in connection with the acquisition of Great Western Foam Products Corporation and certain related entities and assets (collectively, "Great Western"). The note bears interest at a maximum rate of 6% per annum and the principal amount is payable in three equal annual installments beginning May 6, 1999.

   Other

     As of December 28, 1997, other debt is comprised primarily of capital lease obligations and borrowings by Foamex Mexico.

   Early Extinguishment of Debt--Refinancing Plan

     In connection with the Refinancing Plan, Foamex L.P. incurred an extraordinary loss on the early extinguishment of debt of approximately $44.5 million. The extraordinary loss is comprised of approximately $20.2 million for premium and consent fee payments, approximately $12.6 million for the write-off of debt issuance costs and debt discount, approximately $8.2 million for the loss associated with the effective termination and amendment of the interest rate swap agreements and approximately $3.5 million of professional fees and other costs. In connection with the Refinancing Plan,

                         FOAMEX L.P. AND SUBSIDIARIES

9.   LONG-TERM DEBT AND EXTRAORDINARY LOSS (continued)

Foamex L.P. repaid $5.2 million in term loan borrowings under the Foamex L.P. Credit Facility and purchased approximately $459.0 million of aggregate principal amount of public debt comprised of:

      o $99.8 million of aggregate principal amount of its 9-1/2% senior secured notes due 2000 for an aggregate consideration of 104.193% of principal plus accrued interest, comprised of a tender price of 102.193% and a consent fee of 2.0%;

      o $130.1 million of aggregate principal amount of its 11-1/4% senior notes due 2002 for an aggregate consideration of 105.709% of principal plus accrued interest, comprised of a tender price of 103.709% and a consent fee of 2.0%;

      o $105.5 million of aggregate principal amount of its 11-7/8% senior subordinated debentures due 2004 for an aggregate consideration of 107.586% of principal plus accrued interest, comprised of a tender price of 105.586% and a consent fee of 2.0%;

      o $6.9 million of aggregate principal amount of its 11-7/8% senior subordinated debentures, series B due 2004 for an aggregate consideration of 107.586% of principal plus accrued interest, comprised of a tender price of 105.586% and a consent fee of 2.0%; and

      o $116.7 million of aggregate principal amount of the Discount Debentures for an aggregate consideration of 90.0% of principal amount, which represents approximately 121.9% of the accreted book value as of June 12, 1997, comprised of a tender price of 88.0% of principal amount and a consent fee of 2.0%.

   Early Extinguishment of Debt--Other

     In addition, during 1997 Foamex L.P. incurred extraordinary losses of approximately $1.0 million associated with the early extinguishment of approximately $11.8 million of long-term debt funded with approximately $12.1 million of the remaining net proceeds from the sale of Perfect Fit. The extraordinary loss is comprised of approximately $0.4 million of premium payments and approximately $0.6 million for the write-off of debt issuance costs. The long-term debt was comprised of:

      o $2.5 million of aggregate principal amount of its 9-1/2% senior secured notes due 2000.

      o $5.5 million of aggregate principal amount of its 11-1/4% senior notes due 2002.

      o Bank term loan borrowings of $3.8 million under Foamex L.P.'s old credit facility.

     During 1996, Foamex L.P. used $31.3 million of the net proceeds from the sale of Perfect Fit to extinguish debt of $30.6 million and redemption premiums of $0.6 million. Foamex L.P. wrote off $1.2 million of debt issuance costs associated with the early extinguishment of debt and incurred transaction costs of $0.1 million. The early extinguishment of debt resulted in an extraordinary loss of $1.9 million.

   Interest Rate Swap Agreements

     Foamex L.P. enters into interest rate swaps to lower funding costs and/or to manage interest costs and exposure to changing interest rates. Foamex L.P. does not hold or issue financial instruments for trading purposes.

     In connection with the Refinancing Plan, Foamex L.P.'s existing interest rate swap agreements with a notional amount of $300.0 million were considered to be effectively terminated since the underlying debt was extinguished. These interest rate swap agreements had an estimated fair value liability of $8.2 million at the date of the Refinancing Plan which is included in the extraordinary loss on the early extinguishment of debt. In lieu of a cash payment for the estimated fair value of the existing interest rate swap agreements, Foamex L.P. entered into an amendment of the existing interest rate swap agreements resulting in one interest rate swap agreement with a notional amount of $150.0 million through June 2007. Accordingly, the $8.2 million fair value liability has been recorded as a deferred credit which will be amortized as a reduction in interest and debt issuance expense on a straight-line basis through June 2007. On January 8, 1998, Foamex L.P. entered into a new amendment to its interest rate swap agreement. The new amendment provides for an interest rate swap agreement with a notional amount of $150.0

                         FOAMEX L.P. AND SUBSIDIARIES

9. LONG-TERM DEBT AND EXTRAORDINARY LOSS (continued)

million through June 2002. Under the new amendment, Foamex L.P. is obligated to make fixed payments of 5.78% per annum through December 1998 and variable payments based on LIBOR at the beginning of each six month period for the remainder of the agreement, in exchange for fixed payments by the swap partner at 6.44% per annum for the life of the agreement, payable semiannually in arrears. The newly amended interest rate swap agreement can be terminated by the swap partner at the end of each six month period commencing December 1999.

     Foamex L.P. is exposed to credit loss in the event of a nonperformance by the swap partner; however, the occurrence of this event is not anticipated. The effect of the interest rate swaps was a favorable adjustment to interest and debt issuance expense of $1.4 million, $3.7 million and $2.2 million for 1995, 1996 and 1997, respectively.

   Debt Restrictions and Covenants

     The indentures, credit facility and other indebtedness agreements contain certain covenants that limit, among other things, the ability of Foamex L.P.
(i) to pay distributions or redeem partnership interests, (ii) to make certain restrictive payments or investments, (iii) to incur additional indebtedness or issue Preferred Equity Interest, as defined, (iv) to merge, consolidate or sell all or substantially all of its assets, or (v) to enter into certain transactions with affiliates or related persons. In addition, certain agreements contain a provision that, in the event of a defined change of control, the indebtedness must be repaid, in certain cases at the option of the holder. Also, Foamex L.P. is required under certain of these agreements to maintain specified financial ratios of which the most restrictive is the maintenance of net worth and interest coverage ratios, as defined. Under the most restrictive of the distribution restrictions, Foamex L.P. can make distributions to Foamex International only to the extent to enable Foamex International to meet its operating and debt obligations.

     As of December 28, 1997, Foamex L.P. was in compliance with the covenants of the indentures, credit agreements and other indebtedness agreements and expects to be in compliance with these covenants for the foreseeable future.

   Future Obligations on Long-Term Debt

     Scheduled maturities of long-term debt are shown below:

          Year Ended                                   Long-Term Debt
          ------------------------------------------- ---------------
                                                        (thousands)
            1998 ....................................     $ 12,161
            1999 ....................................       17,902
            2000 ....................................       26,168
            2001 ....................................       19,171
            2002 ....................................       23,248
            Thereafter ..............................      627,326
                                                          --------
                                                           725,976
            Unamortized debt premium, net ...........       12,834
                                                          --------
            Total ...................................     $738,810
                                                          ========

10.  LONG-TERM DEBT -- RELATED PARTY


     In October 1997, Foamex L.P. issued a $38.8 million promissory note to General Felt with interest at the prime rate. On February 27, 1998, in connection with the transfer of General Felt (see Note 3), the $38.8 million note was settled with $4.8 million of cash and the $34.0 million Foamex/GFI Note.

                         FOAMEX L.P. AND SUBSIDIARIES

11. EMPLOYEE BENEFIT PLANS

   Defined Benefit Pension Plans


     Foamex L.P. maintains noncontributory defined benefit pension plans for salaried and certain hourly employees. The salaried plan provides benefits that are based principally on years of credited service and level of compensation. The hourly plans provide benefits that are based principally on stated amounts for each year of credited service.


     Net periodic pension cost included the following components:

                                              1995          1996         1997
                                          -----------   -----------   ----------
                                                        (thousands)
   Service cost .......................    $  2,087      $  2,471      $  2,229
   Interest cost ......................       3,742         3,997         4,273
   Actual return on plan assets .......      (5,682)       (8,841)       (6,308)
   Net amortization and deferral ......       1,807         4,643           703
                                           --------      --------      --------
   Total ..............................    $  1,954      $  2,270      $    897
                                           ========      ========      ========


     Foamex L.P.'s funding policy is to contribute annually an amount that both satisfies the minimum funding requirements of the Employee Retirement Income Security Act of 1974 and does not exceed the full funding limitations of the Internal Revenue Code of 1986, as amended (the "Code"). Plan investments consist primarily of corporate equity and debt securities, mutual life insurance funds and cash equivalents. During 1997, the discount rate was adjusted to 7.0%. The following table sets forth the funded status of Foamex L.P.'s underfunded plans and the amounts recognized in the accompanying consolidated balance sheets as of December 29, 1996 and December 28, 1997:


                                                                       December 29,     December 28,
                                                                           1996             1997
                                                                       -----------      -----------
                                                                               (thousands)
   Actuarial present value of accumulated benefit obligations:
   Vested benefits ................................................     $55,336        $  61,188
   Nonvested benefits .............................................       2,137            3,112
                                                                        -------        ---------
   Accumulated benefit obligations ................................     $57,473        $  64,300
                                                                        =======        =========
   Total projected benefit obligations ............................     $58,775        $  65,948
   Fair value of plan assets ......................................      53,734           58,952
                                                                        -------        ---------
   Projected benefit obligations in excess of plan assets .........      (5,041)          (6,996)
   Unrecognized net loss from past experience difference from that
    assumed and effect of changes in assumptions ..................       1,099            4,704
   Additional minimum liability ...................................      (2,694)          (3,982)
                                                                        -------        ---------
   Accrued pension cost ...........................................     $(6,636)       $  (6,274)
                                                                        =======        =========


     Significant assumptions used in determining the plans' funded status are as follows:

                                                                       December 29,     December 28,
                                                                           1996             1997
                                                                       -----------      -----------
   Expected long-term rates of return on plan assets ..............        9.50%           10.00%
   Discount rates on projected benefit obligations ................        7.50%            7.00%
   Rates of increase in compensation levels (where applicable) ....        4.00%            4.00%

                         FOAMEX L.P. AND SUBSIDIARIES

11.  EMPLOYEE BENEFIT PLANS (continued)

   Defined Contribution Plan

     Foamex L.P. maintains a defined contribution plan which is qualified under
Section 401(k) of the Code and is available for eligible employees who elect to participate in the plan. Employee contributions are voluntary and subject to certain limitations as imposed by the Code. Foamex L.P. provides contributions amounting to a 25% match of employees' contributions up to 4% of eligible compensation. Foamex L.P. also provides an additional 25% match of employees' contributions up to 4% of eligible compensation made to a fund which invests in Foamex International common stock. In addition, Foamex L.P. may make discretionary contributions amounting to a 25% match of employees' contributions up to 4% of eligible compensation. The expense for these contributions for 1995, 1996 and 1997 was approximately $0.6 million, $0.7 million and $0.7 million, respectively.


   Postretirement Benefits

     In addition to providing pension benefits, Foamex L.P. provides postretirement health care and life insurance for eligible employees. During 1996, certain employees accepted an early retirement program resulting in a special termination loss of $0.6 million. During 1995, changes were made to postretirement benefits offered to certain employees which resulted in a curtailment loss of $0.6 million. These plans are unfunded and Foamex L.P. retains the right, subject to existing agreements, to modify or eliminate these benefits.

     The components of 1995, 1996 and 1997 expense for postretirement benefits are as follows:

                                                     1995       1996       1997
                                                   --------   --------   -------
                                                            (thousands)
   Service costs for benefits earned ...........    $  24      $  12      $   9
   Interest cost on liability ..................       83         67         71
   Net amortization and deferral ...............      (13)       (53)       (56)
   Special termination/curtailment loss ........      619        576         74
                                                    -----      -----      -----
   Net periodic postretirement benefit cost ....    $ 713      $ 602      $  98
                                                    =====      =====      =====

     The accumulated postretirement benefit obligation at December 29, 1996 and December 28, 1997 resulted in an unfunded obligation of $2.1 million and $2.0 million, respectively.

     An 9% and 8% annual rate of increase in the per capita costs of covered health care benefits was assumed for each of 1996 and 1997, respectively. This rate was assumed to gradually decrease to 5% by the year 2000. Increasing the weighted average assumed health care cost trend rates by one percentage point would have an insignificant impact on the accumulated postretirement benefit obligation and service and interest cost. The discount rate used was 7.50% and 7.00% as of December 29, 1996 and December 28, 1997, respectively.

   Postemployment Benefits

     Foamex L.P. provides certain postemployment benefits to former or inactive employees and their dependents during the time period following employment but before retirement. At December 29, 1996 and December 28, 1997, Foamex L.P.'s liability for postemployment benefits was insignificant for each period.

12.  DISCONTINUED OPERATIONS

     During 1996, Foamex L.P. finalized the sale of the outstanding common stock of Perfect Fit, a wholly-owned subsidiary, for an adjusted sale price of approximately $44.2 million. The sale included all of the net assets of Foamex L.P.'s home comfort products segment. Actual and estimated transaction expenses related to the sale totaled approximately $1.5 million. Foamex L.P. recorded a net loss on the sale of Perfect Fit of approximately $41.8 million, which includes the loss on disposal and a net loss of $1.3 million (net of $1.2 million income tax benefit) relating to operating losses during the phase-out period. Interest and debt issuance expense was allocated to discontinued operations based on the estimated debt to be retired from the net proceeds of the sale.

                         FOAMEX L.P. AND SUBSIDIARIES

13.  INCOME TAXES

     Income (loss) from continuing operations before provision for income taxes consists of the following:

                                                                    1995          1996          1997
                                                               -------------   ----------   -----------
                                                                             (thousands)
   United States ...........................................     $ (34,757)     $33,468       $ 6,122
   Foreign .................................................          (916)       3,086          (983)
                                                                 ---------      -------       -------
   Income (loss) from continuing operations before provision
    (benefit) for income taxes .............................     $ (35,673)     $36,554       $ 5,139
                                                                 =========      =======       =======

     The components of the total consolidated provision (benefit) for income taxes are summarized as follows:

                                                                        1995       1996        1997
                                                                       ------   ---------   ----------
                                                                                 (thousands)
   Continuing operations ...........................................    $443     $1,358       $  (24)
   Discontinued operations .........................................      14        (48)          --
                                                                        ----     ------       ------
   Total consolidated provision (benefit) for income taxes .........    $457     $1,310       $  (24)
                                                                        ====     ======       ======

     The total consolidated provision (benefit) for income taxes is summarized as follows:


                                                                          1995        1996         1997
                                                                        --------   ----------   ---------
                                                                                   (thousands)
   Current:
    State ...........................................................    $  266      $   81      $   --
    Foreign .........................................................       480         786          14
                                                                         ------      ------      ------
    Total current ...................................................       746         867          14
   Deferred:
    State ...........................................................        --         (48)       (288)
    Foreign .........................................................      (289)        491         250
                                                                         ------      ------      ------
    Total deferred ..................................................      (289)        443         (38)
                                                                         ------      ------      ------
    Total consolidated provision (benefit) for income taxes .........    $  457      $1,310      $  (24)
                                                                         ======      ======      ======

                                                                         December 29,     December 28,
                                                                             1996             1997
                                                                        --------------   -------------
                                                                                 (thousands)
   Deferred tax liabilities:
   Basis difference in property, plant and equipment ................       $  922           $1,056
   Other ............................................................          172               --
                                                                            ------           ------
   Total ............................................................       $1,094           $1,056
                                                                            ======           ======


     A reconciliation of the statutory federal income tax rate to the effective income tax rate on continuing operations is as follows:


                                                               1995           1996          1997
                                                          -------------   ------------   ----------
                                                                         (thousands)
   Statutory income taxes .............................     $ (12,485)     $  12,794      $  1,799
   State income taxes .................................           266             81            --
   Permanent difference on partnership income .........        12,233        (11,714)       (2,119)
   Other ..............................................           443            149           296
                                                            ---------      ---------      --------
   Total ..............................................     $     457      $   1,310      $    (24)
                                                            =========      =========      ========

                         FOAMEX L.P. AND SUBSIDIARIES

14. COMMITMENTS AND CONTINGENCIES

   Operating Leases

     Foamex L.P. is obligated under various noncancelable lease agreements for rental of facilities, vehicles and other equipment. Many of the leases contain renewal options with varying terms and escalation clauses that provide for increased rentals based upon increases in the Consumer Price Index, real estate taxes and lessors' operating expenses. Total minimum rental commitments (excluding commitments accrued as part of the 1997 restructuring and plant consolidation plans and 1996 and 1995 restructuring plans) required under operating leases at December 28, 1997 are:

                                                          Operating
                                                           Leases
                                                        ------------
                                                         (thousands)
             1998 ...................................      $10,689
             1999 ...................................        9,495
             2000 ...................................        7,877
             2001 ...................................        6,045
             2002 ...................................        6,104
             Thereafter .............................       16,299
                                                           -------
              Total .................................      $56,509
                                                           =======


     Rental expense charged to operations under operating leases approximated $7.3 million, $7.5 million and $8.2 million for 1995, 1996 and 1997, respectively. Substantially all such rental expense represented the minimum rental payments under operating leases. In addition, Foamex L.P. incurred rental expense of approximately $3.5 million and $1.7 million for 1995 and 1996, respectively, under leases with related parties.


15.  RELATED PARTY TRANSACTIONS AND BALANCES

     Foamex L.P. regularly enters into transactions with its affiliates in the ordinary course of business.

     On July 1, 1997, Trace Holdings borrowed $5.0 million pursuant to a promissory note with an aggregate principal amount of $5.0 million issued to Foamex L.P. on June 12, 1997. The promissory note is due and payable on demand or, if no demand is made, on July 7, 2001, and bears interest at 2-3/8% plus three-month LIBOR, as defined, per annum payable quarterly in arrears commencing October 1, 1997. On June 12, 1997, a promissory note issued to Foamex L.P. by Trace Holdings in July 1996 was amended. The amended promissory note is an extension of a promissory note of Trace Holdings that was due in July 1997. The aggregate principal amount of the amended promissory note was increased to approximately $4.8 million and the maturity of the promissory note was extended. The promissory note is due and payable on demand or, if no demand is made, on July 7, 2001, and bears interest at 2-3/8% plus three-month LIBOR, as defined, per annum payable quarterly in arrears. The promissory notes are included in the other component of partners' equity (deficit).

     In connection with the Refinancing Plan, Foamex L.P. purchased approximately $116.7 million of aggregate principal amount of Discount Debentures for approximately $105.8 million including transaction costs of approximately $0.8 million. Foamex L.P. subsequently distributed the Discount Debentures to FJPS and FMXI.

     Also on June 12, 1997, Foamex L.P. distributed its $56.2 million aggregate principal amount note, as amended, due 2006 (the "FJPS Note") from FJPS with an accreted value as of June 12, 1997 of $35.6 million to FJPS and FMXI. The accretion of the original issue discount of $2.4 million for the period from December 30, 1996 to June 12, 1997 was reflected as a direct increase in the FJPS Note and partners' capital account, and thereby excluded from the consolidated statements of operations.

     In connection with the Refinancing Plan, Foamex L.P. made a cash distribution of approximately $1.5 million to Trace Foam as a result of Foamex L.P.'s distribution to FJPS and FMXI of the Discount Debentures, the FJPS Note and the $2.0 million aggregate principal amount promissory note due from Foamex International.

                         FOAMEX L.P. AND SUBSIDIARIES

15. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

     Foamex L.P. has a supply agreement (the "Supply Agreement") with Foamex International pursuant to which, at the option of Foamex L.P., Foamex International will purchase certain raw materials, which are necessary for the manufacture of Foamex L.P.'s products, and resell such materials to Foamex L.P. at a price equal to net cost plus reasonable out of pocket expenses. Management believes that the terms of the Supply Agreement are no less favorable than those which Foamex L.P. could have obtained from an unaffiliated third party. During 1995, 1996 and 1997, Foamex L.P. purchased approximately $105.1 million, $129.7 million and $138.6 million, respectively, of raw materials under the Supply Agreement. As of December 29, 1996 and December 28, 1997, Foamex L.P. had accounts payable to Foamex International of approximately $8.8 million and $11.7 million, respectively, associated with the Supply Agreement.

     Foamex L.P. chartered an aircraft (which is owned by a wholly-owned subsidiary of Foamex International) through a third party and incurred costs of approximately $1.2 million and $1.4 million in 1997 and 1996, respectively.

     On December 26, 1997, Foamex L.P. entered into a $2.5 million promissory note with Foamex International. The note bears interest at the rate of LIBOR plus 2-3/8%. The note and interest are payable on demand, or if no demand is made, then on December 31, 2001.

     During April 1996, Foamex International contributed the foam products operations of Foamex Mexico to Foamex L.P. The contribution was accounted for in a manner similar to a pooling of interests since the entities were under common control. Accordingly, all prior periods presented were restated to reflect the results of operations and financial position of Foamex Mexico. The restatement of prior periods was insignificant to the consolidated financial statements.

     In December 1995, Foamex L.P. entered into a $2.0 million promissory note with Foamex International. The note bears interest at a rate per annum equal to six months LIBOR plus 4.0% and is payable semiannually in June and December. The note was distributed to FJPS and FMXI on June 12, 1997.


     In connection with the acquisition of Great Western, Foamex L.P. issued a promissory note to Rallis (see Note 9) and entered into lease agreements (see
Note 14) with Rallis and an affiliate of Rallis, for the rental of former Great Western manufacturing facilities located in Orange, Ontario and Hayward, California and a warehouse facility in Tigard, Oregon. Foamex L.P. has the option to purchase each of these properties from Rallis or such affiliate.


     Foamex L.P. was party to a lease agreement for an airplane with Trace Aviation Corp. ("Trace Aviation"), a subsidiary of Trace Holdings. During 1995, Foamex L.P. paid Trace Aviation $1.6 million, pursuant to the lease agreement. The lease agreement also provided for the use of the airplane by Trace Holdings with remuneration to Foamex L.P. based on actual usage of the plane. During 1995, Trace Holdings paid to Foamex L.P. $0.6 million, pursuant to the agreement. During August 1995, Foamex Aviation Inc. ("Aviation"), a wholly-owned subsidiary of Foamex International, acquired the aircraft from Trace Holdings for $3.0 million in cash and the assumption of $11.7 million of related debt. In connection with the acquisition of the aircraft, the Foamex L.P. lease and other agreements were terminated.

     Foamex L.P. has a management service agreement with Trace Foam Company, Inc. ("Trace Foam"), a wholly-owned subsidiary of Trace Holdings, pursuant to which Trace Foam provides general managerial services of a financial, technical, legal, commercial, administrative and/or advisory nature to Foamex L.P. During June 1997, Foamex L.P. and Trace Foam amended their management services agreement to increase the annual fee from $1.75 million to $3.0 million, plus reimbursement of expenses incurred. Trace Holdings rents approximately 5,900 square feet of general, executive, and administrative office space in New York, New York from Foamex L.P. on substantially the same terms as Foamex L.P. leases such space from a third party lessor.

     During 1995 and 1997, Foamex L.P. purchased approximately $2.5 million and $1.9 million, respectively, of scrap material from Recticel Foam Corporation ("RFC"), a former partner of Foamex L.P. and whose chairman is a director of Foamex International, under various agreements, the latest of which expired in March 1998.

                         FOAMEX L.P. AND SUBSIDIARIES

15.  RELATED PARTY TRANSACTIONS AND BALANCES (continued)

     Foamex L.P. made charitable contributions to the Trace International Holding, Inc. Foundation of approximately $0.2 million in each of 1995, 1996 and 1997.

     On December 11, 1996, Foamex L.P. entered into a Tax Distribution Advance Agreement, pursuant to which its partners are entitled to obtain advances, in the aggregate not to exceed $17.0 million, against future distributions under Foamex L.P.'s tax distribution agreement. As of December 28, 1997, there were $13.6 million of advances to Foamex International under this agreement.


     Prior to February 27, 1998, Foamex L.P. had sales and purchases with General Felt based on an established intercompany transfer price which was adjusted to comply with the transfer pricing regulations of the Internal Revenue Code, as amended, if necessary. During 1995, 1996 and 1997, Foamex L.P. sold approximately $141.6 million, $154.9 million and $147.7 million, respectively, to General Felt.


16.  PARTNERS' EQUITY (DEFICIT)

     Foamex L.P. was formed as a Delaware limited partnership on September 5, 1990, and initially capitalized on October 2, 1990, in accordance with a limited partnership agreement as amended through December 1997. As of December 28, 1997, the partnership interests of Foamex L.P. are held by FMXI, Inc. ("FMXI"), 1% managing general partnership interest, Trace Foam a 1% general partnership interest, Crain a 1% general partnership interest and Foamex International a 97% limited partnership interest. (See Note 3.)


     In connection with the transfer of General Felt common stock as discussed in Note 3, the periods presented have been restated to reflect Foamex L.P.'s investment in General Felt as a reduction of partners' equity.


     Cash distributions in connection with a tax sharing agreement for 1995, 1996 and 1997 were paid (received) as follows:

                                              1995        1996       1997
                                            --------   ---------   --------
                                                      (thousands)
   FMXI .................................    $   12     $  (35)     $   80
   Trace Foam ...........................        --         45          80
   Foamex International .................        --         --       8,371
   FJPS .................................     2,367      3,477         306
                                             ------     ------      ------
    Total ...............................    $2,379     $3,487      $8,837
                                             ======     ======      ======


   Other

     The other component of partners' equity (deficit) consists of the following:

                                                        December 31,   December 29,   December 28,
                                                            1995           1996           1997
                                                       -------------- -------------- -------------
                                                                       (thousands)
   Foreign currency translation adjustment .........       $ 3,448        $ 3,494       $ 4,367
   Additional pension liability ....................         4,779          2,407         3,718
   Note receivable from Trace Holdings .............         4,373          4,373         9,795
                                                           -------        -------       -------
                                                           $12,600        $10,274       $17,880
                                                           =======        =======       =======

                         FOAMEX L.P. AND SUBSIDIARIES

17.  ENVIRONMENTAL MATTERS

     Foamex L.P. is subject to extensive and changing federal, state, local and foreign environmental laws and regulations, including those relating to the use, handling, storage, discharge and disposal of hazardous substances and the remediation of environmental contamination, and as a result, is from time to time involved in administrative and judicial proceedings and inquiries relating to environmental matters. During 1997, expenditures in connection with Foamex L.P.'s compliance with federal, state, local and foreign environmental laws and regulations did not have a material adverse effect on Foamex L.P.'s operations, financial position, capital expenditures or competitive position. As of December 28, 1997, Foamex L.P. has environmental accruals of approximately $3.2 million for environmental matters. In addition, as of December 28, 1997 Foamex L.P. has net receivables of approximately $1.1 million relating to indemnification for environmental liabilities, net of an allowance of approximately $1.0 million relating to potential disagreements regarding the scope of the indemnification. Foamex L.P. believes that realization of the net receivables established for indemnification is probable.

     The Clean Air Act Amendments of 1990 (the "1990 CAA Amendments") provide for the establishment of federal emission standards for hazardous air pollutants including methylene chloride, propylene oxide and TDI, materials used in the manufacturing of foam. On December 27, 1996, the United States Environmental Protection Agency (the "EPA") proposed regulations under the 1990 CAA Amendments that will require manufacturers of slab stock polyurethane foam and foam fabrication plants to reduce emissions of methylene chloride. Because these regulations are subject to change prior to finalization, Foamex L.P. cannot accurately predict the actual cost of their implementation. Foamex L.P. does not believe implementation of the regulations will require it to make material expenditures at facilities owned prior to December 23, 1997, due to Foamex L.P.'s use of alternative technologies which do not utilize methylene chloride and its ability to shift current production to the facilities which use these alternative technologies; however, material expenditures may be required at the facilities formerly operated by Crain. The 1990 CAA Amendments also may result in the imposition of additional standards regulating air emissions from polyurethane foam manufacturers, but these standards have not yet been proposed or promulgated.


     Foamex L.P. has reported to appropriate state authorities that it has found soil and groundwater contamination in excess of state standards at three facilities and soil contamination in excess of state standards at three other facilities. Foamex L.P. has begun remediation and is conducting further investigations into the extent of the contamination at these facilities and, accordingly, the extent of the remediation that may ultimately be required. The actual cost and the timetable of any such remediation cannot be predicted with any degree of certainty at this time. As of December 28, 1997, Foamex L.P. has environmental accruals of approximately $2.6 million for the remaining potential remediation costs for these facilities based on engineering estimates.

     Federal regulations require that by the end of 1998 all underground storage tanks ("USTs") be removed or upgraded in all states to meet applicable standards. Foamex L.P. has two USTs that will require removal or permanent in-place closure by the end of 1998. Due to the age of these tanks, leakage may have occurred resulting in soil and possibly groundwater contamination. Foamex L.P. has accrued $0.1 million for the estimated removal and remediation, if any, associated with these USTs. However, the full extent of contamination and, accordingly, the actual cost of such remediation cannot be predicted with any degree of certainty at this time. Foamex L.P. believes that its USTs do not pose a significant risk of environmental liability because of Foamex L.P.'s monitoring practices for USTs and conditional approval for the permanent in-place closure for certain USTs. However, there can be no assurance that such USTs will not result in significant environmental liability in the future.



     Foamex L.P. has been designated as a Potentially Responsible Party ("PRP") by the EPA with respect to nine sites, with an estimated total liability to Foamex L.P. for the nine sites of less than approximately $0.5 million. Estimates of total clean-up costs and fractional allocations of liability are generally provided by the EPA or the committee of PRP's with respect to the specified site. In each case, the participation of Foamex L.P. is considered to be immaterial.

                         FOAMEX L.P. AND SUBSIDIARIES

17.  ENVIRONMENTAL MATTERS (continued)

     On May 5, 1997, there was an accidental spill at one of Foamex L.P.'s manufacturing facilities. The spill was contained on site and cleaned-up for an approximate cost of $0.6 million. Although it is possible that new information or future developments could require Foamex L.P. to reassess its potential exposure relating to all pending environmental matters, including those described herein, management believes that, based upon all currently available information, the resolution of such environmental matters will not have a material adverse effect on Foamex L.P.'s operations, financial position, capital expenditures or competitive position. The possibility exists, however, that new environmental legislation and/or environmental regulations may be adopted, or other environmental conditions may be found to exist, that may require expenditures not currently anticipated and that may be material.

18.  LITIGATION

     As of March 4, 1998, Foamex L.P. and Trace Holdings were two of multiple defendants in actions filed on behalf of approximately 5,000 recipients of breast implants in various United States federal and state courts and one Canadian provincial court, some of which allege substantial damages, but most of which allege unspecified damages for personal injuries of various types. Three of these cases seek to allege claims on behalf of all breast implant recipients or other allegedly affected parties, but no class has been approved or certified by the court. In addition, three cases have been filed alleging claims on behalf of approximately 700 residents of Australia, New Zealand, England, and Ireland. During 1995, Foamex L.P. and Trace Holdings were granted summary judgments and dismissed as defendants from all cases in the federal courts of the United States and the state courts of California. Appeals for these decisions were withdrawn and the decisions are final. In addition, two of the cases filed on behalf of 903 foreign plaintiffs were dismissed on the grounds that the cases could not be brought in the United States courts. This decision is subject to appeal. Foamex L.P. believes that the number of suits and claimants may increase. Although breast implants do not contain foam, certain silicone gel implants were produced using a polyurethane foam covering fabricated by independent distributors or fabricators from bulk foam purchased from Foamex L.P. or Trace Holdings. Neither Foamex L.P. nor Trace Holdings recommended, authorized or approved the use of its foam for these purposes. While it is not feasible to predict or determine the outcome of these actions, based on management's present assessment of the merits of pending claims, after consultation with the general counsel of Trace Holdings, and without taking into account potential indemnity from the manufacturers of polyurethane covered breast implants, management believes that the disposition of matters that are pending or that may reasonably be anticipated to be asserted should not have a material adverse effect on either Foamex L.P.'s or Trace Holdings' consolidated financial position or results of operations. In addition, Foamex L.P. is also indemnified by Trace Holdings for any such liabilities relating to foam manufactured prior to October 1990. Although Trace Holdings has paid Foamex L.P.'s litigation expenses to date pursuant to such indemnification and management believes Trace Holdings likely will be in a position to continue to pay such expenses, there can be no absolute assurance that Trace Holdings will be able to provide such indemnification. Based on information available at this time with respect to the potential liability, and without taking into account the indemnification provided by Trace Holdings and the coverage provided by Trace Holdings' and Foamex L.P.'s liability insurance, Foamex L.P. believes that the proceedings should not ultimately result in any liability that would have a material adverse effect on the financial position or results of operations of Foamex L.P. If management's assessment of Foamex L.P.'s liability with respect to these actions is incorrect, such actions could have a material adverse effect on Foamex L.P.

     In November 1997, a complaint was filed in the United States District Court for the Southern District of Texas alleging that various defendants, including Crain through the use of the CARDIO[RegTM] process licensed from a third party, infringed on a patent held by plaintiff. Foamex L.P. is negotiating with the licensor of the process for the assumption of the defense of the action by the licensor; however, the action is in the preliminary stages, and there can be no assurance as to the ultimate outcome of the action.

                         FOAMEX L.P. AND SUBSIDIARIES

18.  LITIGATION (continued)

     On or about March 17, 1998, five purported class action lawsuits were filed in the Delaware Chancery Court, New Castle County, against Foamex International, directors of Foamex International, Trace Holdings, and individual officers and directors of Trace Holdings:

     Brickell Partners v. Marshall S. Cogan, et al., No. 16260NC;
     Mimona Capital v. Salvatore J. Bonanno, et al., No. 16259NC;
     Daniel Cohen v. Foamex International Inc., No. 16263;
     Eileen Karisinki v. Foamex International Inc., et al., No. 16261NC and John E. Funky Trust v. Salvatore J. Bonanno, et al., No. 16267.

     A sixth purported class action lawsuit, Barnett Stepak v. Foamex International Inc., et al., No. 16277, was filed on or about March 23, 1998 against the same defendants. The complaints in the six actions allege, among other things, that the defendants have violated fiduciary and other common law duties purportedly owed to Foamex International's stockholders in connection with Trace Holdings proposal to acquire all of the shares of Foamex International's common stock. The complaints seek, among other things, class certification, a declaration that the defendants have breached their fiduciary duties to the class, preliminary and permanent injunctions baring implementation of the proposed transaction, rescission of the transaction if consummated, unspecified compensatory damages, and costs and attorneys' fees.

     Foamex L.P. is party to various other lawsuits, both as defendant and plaintiff, arising in the normal course of business. It is the opinion of management that the disposition of these lawsuits will not individually or in the aggregate, have a material adverse effect on the financial position or results of operations of Foamex L.P. If management's assessment of Foamex L.P.'s liability with respect to these actions is incorrect, such actions could have a material adverse effect on Foamex L.P.'s consolidated financial position.

19.  FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

   Interest Rate Swap Agreements

     Foamex L.P. has an interest rate swap agreement involving the exchange of fixed and floating interest payment obligations without the exchange of the underlying principal amounts. At December 28, 1997, the total notional principal amount of the interest rate swap agreement was $150.0 million. The counterparty to the agreement is a large international financial institution. The interest rate swap agreement subjects Foamex L.P. to financial risk that will vary during the life of the agreement in relation to market interest rates.

   Concentration of Credit Risk

     Financial instruments which potentially subject Foamex L.P. to significant concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. Foamex L.P. maintains cash and cash equivalents and certain other financial instruments with various large financial institutions. Foamex L.P.'s periodic evaluation of these financial institutions are considered in Foamex L.P.'s investment strategy.

                         FOAMEX L.P. AND SUBSIDIARIES

19.  FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK (continued)

     Foamex L.P. sells foam products to the automotive, carpet, cushioning and other industries. Foamex L.P. performs ongoing credit evaluations of its customers and generally does not require collateral. Foamex L.P. maintains allowance accounts for potential credit losses and such losses have been within management's expectations.

   Disclosure about Fair Value of Financial Instruments

     The following disclosures of the estimated fair value amounts have been determined based on Foamex L.P.'s assessment of available market information and appropriate valuation methodologies.

     The estimated fair values of Foamex L.P.'s financial instruments as of December 28, 1997 are as follows:

                                               Carrying Amount     Fair Value
                                              -----------------   -----------
                                                        (thousands)
   Liabilities:
    Long-term debt ........................        $738,810        $741,298
                                                   ========        ========
    Long-term debt--related party .........        $ 38,800        $ 38,800
                                                   ========        ========
    Interest rate swaps ...................        $     --        $  1,015
                                                   ========        ========

     Carrying amounts reported in the consolidated balance sheet for cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and short-term borrowings approximates fair value due to the short- term nature of these instruments.

     The fair value of long-term debt is estimated using quoted market prices, where available, or discounted cash flows. The carrying value of long-term debt-related party approximates fair value since the promissory note was issued in October 1997.

     The fair value of the interest rate swap is based on the amount at which Foamex L.P. would pay if the swap was settled, as determined by an estimate obtained from dealers.

     Fair value estimates are made at a specific point in time, based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

20.  SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION


                                                                     1995         1996            1997
                                                                  ----------   ----------   ---------------
                                                                                 (thousands)
   Cash paid for interest .....................................    $41,982      $38,944        $ 44,431
                                                                   =======      =======        ========
   Cash paid for income taxes .................................    $   451      $   919        $  1,218
                                                                   =======      =======        ========
   Non-cash capital expenditures ..............................    $   378      $   165        $    167
                                                                   =======      =======        ========
   Non-cash distribution of FJPS note .........................    $    --      $    --        $ 35,567
                                                                   =======      =======        ========
   Non-cash distribution of Foamex International note .........    $    --      $    --        $  2,000
                                                                   =======      =======        ========
   Non-cash distribution of investment in FJPS senior
    subordinated discount debentures ..........................    $    --      $    --        $105,829
                                                                   =======      =======        ========

                       REPORT OF INDEPENDENT ACCOUNTANTS




Board of Directors
Foamex Capital Corporation
Wilmington, Delaware

We have audited the accompanying balance sheets of Foamex Capital Corporation ("FCC") (a wholly-owned subsidiary of Foamex L.P.) as of December 29, 1996 and December 28, 1997. These balance sheets are the responsibility of FCC's management. Our responsibility is to express an opinion on these balance sheets based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audits of the balance sheets provide a reasonable basis for our opinion.

In our opinion, the balance sheets referred to above present fairly, in all material respects, the financial position of FCC at December 29, 1996 and December 28, 1997, in conformity with generally accepted accounting principles.




COOPERS & LYBRAND L.L.P.


2400 Eleven Penn Center
Philadelphia, Pennsylvania
March 4, 1998

                          FOAMEX CAPITAL CORPORATION
                   (A Wholly-Owned Subsidiary of Foamex L.P.)
                                 BALANCE SHEETS

                                                                 December 29,     December 28,
                                                                     1996             1997
                                                                --------------   -------------
CASH ........................................................       $1,000           $1,000
                                                                    ======           ======
COMMITMENTS AND CONTINGENCIES ...............................       $   --           $   --
                                                                    ------           ------
STOCKHOLDER'S EQUITY:
   Common stock, par value $.01 per share;
    1,000 shares authorized, issued and outstanding .........           10               10
   Additional paid-in capital ...............................          990              990
                                                                    ------           ------
Total Stockholder's Equity ..................................       $1,000           $1,000
                                                                    ======           ======



                  The accompanying notes are an integral part
                             of the balance sheets.

                          FOAMEX CAPITAL CORPORATION
                   (A Wholly-Owned Subsidiary of Foamex L.P.)
                            NOTES TO BALANCE SHEETS


1.   ORGANIZATION

     Foamex Capital Corporation ("FCC"), a wholly-owned subsidiary of Foamex L.P., was formed on July 20, 1992 and initially capitalized on July 23, 1992 for the purpose of obtaining financing from external sources.


2.   COMMITMENTS AND CONTINGENCIES

     FCC is a joint obligor and severally liable on the following borrowings of Foamex L.P.:

   9-7/8% Senior Subordinated Notes due 2007 ("Senior Subordinated Notes")

     The Senior Subordinated Notes were issued by Foamex L.P. and FCC in connection with the June 1997 refinancing plan. The Senior Subordinated Notes bear interest at the rate of 9-7/8% per annum payable semiannually on each June 15 and December 15, commencing December 15, 1997. The Senior Subordinated Notes mature on June 15, 2007. The Senior Subordinated Notes may be redeemed at the option of Foamex L.P., in whole or in part, at any time on or after June 15, 2002, initially at 104.938% of their principal amount, plus accrued interest and liquidated damages, as defined, if any, thereon to the date of redemption and declining to 100.0% on or after June 15, 2005. In addition, at any time prior to June 15, 2000, Foamex L.P. may on one or more occasions redeem up to 35.0% of the initially outstanding principal amount of the Senior Subordinated Notes at a redemption price equal to 109.875% of the principal amount, plus accrued interest and liquidated damages, if any, thereon to the date of redemption with the cash proceeds of one or more Public Equity Offerings, as defined. Upon the occurrence of a change of control, as defined, each holder of Senior Subordinated Notes will have the right to require Foamex L.P. to repurchase the Senior Subordinated Notes at a price equal to 101.0% of the principal amount, plus accrued interest and liquidated damages, if any, to the date of repurchase. Trace Holdings' proposed acquisition of Foamex International would not constitute such a change of control. The Senior Subordinated Notes are subordinated in right of payment to all senior indebtedness and are pari passu in right of payment to the 13-1/2% Senior Subordinated Note and approximately $7.0 of subordinated promissory notes.


   13-1/2% Senior Subordinated Notes due 2005 ("13-1/2% Senior Subordinated Notes")


     The 13-1/2% Senior Subordinated Notes were issued by Foamex L.P. and FCC in a private placement on December 23, 1997 in connection with the Crain Acquisition. The 13-1/2% Senior Subordinated Notes bear interest at the rate of 13-1/2% per annum payable semiannually on each February 15 and August 15, commencing February 15, 1998. The 13-1/2% Senior Subordinated Notes mature on August 15, 2005. The 13-1/2% Senior Subordinated Notes may be redeemed at the option of Foamex L.P., in whole or in part, at any time on or after August 15, 2000, initially at 106.75% of their principal amount, plus accrued interest and liquidated damages, as defined, if any, thereon to the date of redemption and declining to 100.0% on or after August 15, 2004. Upon the occurrence of a change of control, as defined, each holder of 13-1/2% Senior Subordinated Notes will have the right to require Foamex L.P. to repurchase the 13-1/2% Senior Subordinated Notes at a price equal to 101.0% of the principal amount, plus accrued interest and liquidated damages, if any, to the date of repurchase. Trace Holdings' proposed acquisition of Foamex International would not constitute such a change of control. The 13-1/2% Senior Subordinated Notes are subordinated in right of payment to all senior indebtedness and are pari passu in right of payment to the Senior Subordinated Notes and an approximately $7.0 million subordinated promissory note.


     Foamex L.P. has filed a registration statement relating to an exchange offer in which Foamex L.P. will offer to exchange the 13-1/2% Senior Subordinated Notes issued in the private placement for new notes. The terms of the new notes will be substantially identical in all respects (including principal amount, interest rate, maturity and ranking) to the terms of the 13-1/2% Senior Subordinated Notes, except that the new notes will be transferable by holders thereof without further registration under the Securities Act of 1933, as amended (except in the case of 13-1/2% Senior Subordinated Notes held by affiliates of Foamex L.P. and for certain other holders), and are not subject to any covenant regarding registration under the Securities Act of 1933, as amended.

                           FOAMEX CAPITAL CORPORATION
                   (A Wholly-Owned Subsidiary of Foamex L.P.)
                           BALANCE SHEETS (unaudited)


                                                      December 28,     March 29,
                                                          1997           1998
                                                     --------------   ----------
ASSETS
CASH ...............................................     $1,000         $1,000
                                                         ======         ======
LIABILITIES AND STOCKHOLDER'S EQUITY
 COMMITMENTS AND CONTINGENCIES .....................     $   --         $   --
                                                         ------         ------
STOCKHOLDER'S EQUITY:
 Common stock, par value $.01 per share; ...........
 1,000 shares authorized, issued and outstanding ...         --             --
 Additional paid-in capital ........................      1,000          1,000
                                                         ------         ------
   TOTAL STOCKHOLDER'S EQUITY ......................     $1,000         $1,000
                                                         ======         ======


       The accompanying notes are an integral part of the balance sheets.

                           FOAMEX CAPITAL CORPORATION
                   (A Wholly-Owned Subsidiary of Foamex L.P.)
                       NOTES TO BALANCE SHEETS (unaudited)


1.   ORGANIZATION

     Foamex Capital Corporation ("FCC"), a wholly-owned subsidiary of Foamex L.P., was formed for the sole purpose of obtaining financing from external sources.

2.   COMMITMENTS AND CONTINGENCIES

     FCC is a joint obligor and severally liable on the following borrowings of Foamex L.P.:


   9-7/8% Senior Subordinated Notes due 2007 ("Senior Subordinated Notes")

     The Senior Subordinated Notes were issued by Foamex L.P. and FCC in connection with the June 1997 refinancing plan. The Senior Subordinated Notes bear interest at the rate of 9-7/8% per annum payable semiannually on each June 15 and December 15, commencing December 15, 1997. The Senior Subordinated Notes mature on June 15, 2007. The Senior Subordinated Notes may be redeemed at the option of Foamex L.P., in whole or in part, at any time on or after June 15, 2002, initially at 104.938% of their principal amount, plus accrued interest and liquidated damages, as defined, if any, thereon to the date of redemption and declining to 100.0% on or after June 15, 2005. In addition, at any time prior to June 15, 2000, Foamex L.P. may on one or more occasions redeem up to 35.0% of the initially outstanding principal amount of the Senior Subordinated Notes at a redemption price equal to 109.875% of the principal amount, plus accrued interest and liquidated damages, if any, thereon to the date of redemption with the cash proceeds of one or more Public Equity Offerings, as defined. Upon the occurrence of a change of control, as defined, each holder of Senior Subordinated Notes will have the right to require Foamex L.P. to repurchase the Senior Subordinated Notes at a price equal to 101.0% of the principal amount, plus accrued interest and liquidated damages, if any, to the date of repurchase. Trace Holdings' proposed acquisition of Foamex International would not constitute such a change of control. The Senior Subordinated Notes are subordinated in right of payment to all senior indebtedness and are pari passu in right of payment to the 13-1/2% Senior Subordinated Note and approximately $7.0 of subordinated promissory notes.


   13-1/2% Senior Subordinated Notes due 2005 ("13-1/2% Senior Subordinated Notes")


     The 13-1/2% Senior Subordinated Notes were issued by Foamex L.P. and FCC in a private placement on December 23, 1997 in connection with the Crain Acquisition. The 13-1/2% Senior Subordinated Notes bear interest at the rate of 13-1/2% per annum payable semiannually on each February 15 and August 15, commencing February 15, 1998. The 13-1/2% Senior Subordinated Notes mature on August 15, 2005. The 13-1/2% Senior Subordinated Notes may be redeemed at the option of Foamex L.P., in whole or in part, at any time on or after August 15, 2000, initially at 106.75% of their principal amount, plus accrued interest and liquidated damages, as defined, if any, thereon to the date of redemption and declining to 100.0% on or after August 15, 2004. Upon the occurrence of a change of control, as defined, each holder of 13-1/2% Senior Subordinated Notes will have the right to require Foamex L.P. to repurchase the 13-1/2% Senior Subordinated Notes at a price equal to 101.0% of the principal amount, plus accrued interest and liquidated damages, if any, to the date of repurchase. Trace Holdings' proposed acquisition of Foamex International would not constitute such a change of control. The 13-1/2% Senior Subordinated Notes are subordinated in right of payment to all senior indebtedness and are pari passu in right of payment to the Senior Subordinated Notes and an approximately $7.0 million subordinated promissory note.


     Foamex L.P. has filed a registration statement relating to an exchange offer in which Foamex L.P. will offer to exchange the 13-1/2% Senior Subordinated Notes issued in the private placement for new notes. The terms of the new notes will be substantially identical in all respects (including principal amount, interest rate, maturity and ranking) to the terms of the 13-1/2% Senior Subordinated Notes, except that the new notes will be transferable by holders thereof without further registration under the Securities Act of 1933, as amended (except in the case of 13-1/2% Senior Subordinated Notes held by affiliates of Foamex L.P. and for certain other holders), and are not subject to any covenant regarding registration under the Securities Act of 1933, as amended.

                       REPORT OF INDEPENDENT ACCOUNTANTS




To Crain Industries, Inc.,

     We have audited the accompanying consolidated balance sheets of Crain Industries, Inc. (a Delaware corporation and a wholly owned subsidiary of Crain Holdings Corp.) and subsidiaries as of December 23, 1997 and December 31, 1996, and the related consolidated statements of operations, stockholder's equity, and cash flows for the period ended December 23, 1997, and the year ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crain Industries, Inc. and subsidiaries as of December 23, 1997 and December 31, 1996, and the consolidated results of their operations and their cash flows for the period ended December 23, 1997, and the year ended December 31, 1996, in conformity with generally accepted accounting principles.




ARTHUR ANDERSEN LLP


St. Louis, Missouri
January 30, 1998

                             CRAIN INDUSTRIES, INC.

                          CONSOLIDATED BALANCE SHEETS
                  As of December 31, 1996 and December 23, 1997
                       (In thousands, except share data)



                                                         1996          1997
                                                     -----------   -----------
ASSETS:
Current assets:
 Cash and cash equivalents .......................    $  6,102      $  2,440
 Accounts receivables, less allowance of $8,486
   and $7,554, respectively ......................      40,921        48,547
 Inventories .....................................      30,025        40,903
 Prepaid expenses and other ......................       3,014         2,937
                                                      --------      --------
  Total current assets ...........................      80,062        94,827
 Property, plant and equipment, net ..............      49,873        48,791
 Intangible assets, net ..........................      56,297        62,143
 Deferred financing costs, net ...................      11,334         9,813
 Other assets ....................................       1,310         1,854
                                                      --------      --------
   Total assets ..................................    $198,876      $217,428
                                                      ========      ========
LIABILITIES AND STOCKHOLDER'S EQUITY:
Current liabilities:
 Current maturities of long-term obligations .....    $    136      $    424
 Accounts payable ................................      23,320        34,026
 Accrued and other liabilities ...................       9,790         6,732
 Accrued interest ................................       5,176         5,086
 Accrued payroll and personnel ...................       6,986         5,958
                                                      --------      --------
   Total current liabilities .....................      45,408        52,226
Long-term obligations, less current maturities ...     118,182       123,838
Other long-term liabilities ......................       5,444         4,802
                                                      --------      --------
   Total liabilities .............................     169,034       180,866
Stockholder's equity:

 Common stock, $.01 par value, 1,000 shares
   authorized, issued and outstanding ............           0             0
Contributed capital ..............................      29,492        39,503
Retained earnings (deficit) ......................         350        (2,941)
                                                      --------      --------
   Total stockholder's equity ....................      29,842        36,562
                                                      --------      --------
Total liabilities and stockholder's equity .......    $198,876      $217,428
                                                      ========      ========

        See accompanying notes to the consolidated financial statements.

                             CRAIN INDUSTRIES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (In thousands)

                                                      Year Ended    Period Ended
                                                     December 31,   December 23,
                                                         1996           1997
                                                     -----------    ------------
Net sales .........................................    $306,093      $319,021

Operating expenses:

 Costs of goods sold ..............................     243,745       249,516
 Selling, general and administrative ..............      35,299        40,992
 Depreciation and amortization ....................    $  9,295      $ 13,849
                                                       --------      --------
Operating income ..................................      17,754        14,664

Other expenses:

 Interest expense .................................      14,618        15,661
 Amortization of deferred financing costs .........       1,841         2,009
 Other expense ....................................         304           285
                                                       --------      --------
Income (loss) before provision for income taxes ...         991        (3,291)
Provision for income taxes ........................         395            --
                                                       --------      --------
Net income (loss) .................................    $    596      $ (3,291)
                                                       ========      ========

        See accompanying notes to the consolidated financial statements.

                             CRAIN INDUSTRIES, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
  For the Year Ended December 31, 1996, and the Period Ended December 23, 1997
                                 (In thousands)


                                                      Retained        Total
                               Common   Contributed    Earnings    Stockholder's
                                Stock     Capital     (Deficit)       Equity
                               ------   -----------   ---------    -------------
December 31, 1995 ..........     $ 0      $24,528     $   (246)      $ 24,282
Contributed capital ........      --        4,964           --          4,964
Net income .................      --           --          596            596
                                 ---      -------     --------       --------
December 31, 1996 ..........       0       29,492          350         29,842
Contributed capital, net ...       0       10,011           --         10,011
Net loss ...................      --           --       (3,291)        (3,291)
                                 ---      -------     --------       --------
December 23, 1997 ..........     $ 0      $39,503     $ (2,941)      $ 36,562
                                 ===      =======     ========       ========

        See accompanying notes to the consolidated financial statements.

                             CRAIN INDUSTRIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)


                                                      Year Ended    Period Ended
                                                     December 31,   December 23,
                                                         1996           1997
                                                     ------------   ------------
Cash flows from operating activities:
 Net income (loss) .................................  $     596       $ (3,291)
 Net Adjustments to reconcile net income (loss)
   to net cash from operating activities:
   Depreciation and amortization ...................      9,295         13,849
   Amortization of deferred financing costs ........      1,841          2,009
   Change in assets and liabilities,
     net of acquisitions:
   Accounts receivable .............................      1,515         (5,232)
   Inventories .....................................       (492)       (10,390)
   Prepaid expenses and other ......................        115         (1,179)
   Accounts payable ................................      1,273          9,293
   Accrued and other liabilities ...................        705         (5,911)
   Accrued interest ................................        156            (90)
   Income taxes payable ............................        216           (262)
                                                      ---------       --------
     Net cash from operating activities ............     15,220         (1,204)
Cash flows from investing activities:
 Acquisitions, net of cash acquired ................    (14,568)       (12,578)
 Capital expenditures, net .........................    (11,030)        (5,183)
                                                      ---------       --------
     Net cash from investing activities ............    (25,598)       (17,761)
Cash flows from financing activities:
 Borrowings on long-term obligations ...............    115,270         99,257
 Payments on long-term obligations .................   (103,290)       (93,982)
 Equity proceeds ...................................      4,964         10,011
 Financing fees and other ..........................     (2,447)            17

                                                      ---------       --------
     Net cash from financing activities ............     14,497         15,303
                                                      ---------       --------
Net change in cash and cash equivalents ............      4,119         (3,662)
Cash and cash equivalents at beginning of period ...      1,983          6,102
                                                      ---------       --------
Cash and cash equivalents at end of period .........  $   6,102       $  2,440
                                                      =========       ========


        See accompanying notes to the consolidated financial statements.

                            CRAIN INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        (In thousands except share data)

1.   THE COMPANY

     Crain Industries, Inc., a Delaware corporation ("Crain" or the "Company"), a wholly owned subsidiary of Crain Holdings Corp. ("Holdings") was formed on May 25, 1995. The Company is engaged in the design, manufacturing and marketing of flexible polyurethane foam and foam products. The Company's products are sold to a wide variety of customers primarily in the furniture, bedding and carpet markets.

2.   COMFORT CLINIC ACQUISITION

     On October 18, 1996, the Company acquired substantially all of the assets of the Comfort Clinic division of Bio Clinic Corporation (the "Comfort Acquisition"). The consideration paid in connection with the Comfort Acquisition consisted of cash in the amount of $14,568. The Comfort Acquisition was funded with borrowings of approximately $9,500 of senior debt under the Revolver (hereinafter defined) and approximately $5,000 of capital contributions from Holdings. The Comfort Acquisition was accounted for using the purchase method of accounting whereby the total acquisition cost has been allocated to the acquired net assets based on their estimated respective fair values.

     The total acquisition cost was allocated to the acquired net assets as follows:

           Current assets ........................    $  9,824
           Property, plant and equipment .........       4,644
           Goodwill and intangibles ..............       6,654
           Other .................................          48
           Fees and costs ........................       1,000
           Current liabilities ...................      (6,722)
           Non-current liabilities ...............        (880)
                                                      --------
                                                      $ 14,568
                                                      ========

     Unaudited pro forma data, which shows condensed results of operations for the year ended December 31, 1996 as though the Comfort Acquisition and related financing had occurred at the beginning of the period is as follows:

            Net sales ............................    $328,158
            Net loss .............................        (595)

3.   SIGNIFICANT ACCOUNTING POLICIES

   Principles of Consolidation

     The consolidated financial statements include the accounts of Crain and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

   Revenue Recognition

     Sales and related costs of goods sold are included in income when goods are shipped to the customers.

   Inventories

     Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method.

   Property, Plant and Equipment

     Property, plant, and equipment are stated at cost. Depreciation is calculated using the straight-line method. The average estimated lives utilized in calculating depreciation are as follows: machinery and equipment -- 3-8 years; and transportation equipment -- 3-5 years. Leasehold improvements are depreciated over the shorter of the term of the respective lease or the life of the respective improvement. Interest costs applicable to equipment constructed for use by the Company are capitalized as a part of the assets.

                            CRAIN INDUSTRIES, INC.

                        (In thousands except share data)


3.   SIGNIFICANT ACCOUNTING POLICIES (continued)

   Intangible Assets

     Intangible assets consist primarily of goodwill arising from the excess of cost over the value of net assets acquired, which is amortized using the straight-line method over forty years. Accumulated amortization aggregated $2,118 and $8,125 at December 31, 1996 and December 23, 1997, respectively. The Company generally assesses the recoverability of its intangible assets primarily based on its current and anticipated future undiscounted cash flows. At December 31, 1996 and December 23, 1997 the Company does not believe there have been any impairment of its intangible assets.

   Deferred Financing Costs

     Deferred financing costs, consisting of fees and other expenses associated with the debt financing, are amortized over the term of the related debt using the straight-line method which approximates the effective interest method.

   Fair Value of Financial Instruments

     The Company's financial instruments, excluding the Senior Notes (as hereinafter defined) are carried at fair value or amounts that approximate fair value. The Company has estimated the fair value of the Senior Notes using current market data. At December 31, 1996 and December 23, 1997, the estimated fair market value of the Senior Notes was $112,750 and $116,500, respectively.

   Estimates and Assumptions

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Statements of Cash Flows

     For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents. Interest paid for the year ended December 31, 1996, and the period ended December 23, 1997, was approximately $14,630 and $16,055, respectively. Taxes paid for the year ended December 31, 1996, and the period ended December 23, 1997 was approximately $106 and $262, respectively.

4.   INVENTORIES

     The composition of inventories at December 31, 1996 and December 23, 1997 is as follows:

                                                            1996         1997
                                                         ----------   ----------
 Raw materials .......................................    $21,294      $31,521
 Finished goods ......................................      8,831        9,382
                                                          -------      -------
                                                          $30,025      $40,903
                                                          =======      =======

5. PROPERTY, PLANT AND EQUIPMENT
     The composition of property, plant and equipment at December 31, 1996 and December 23, 1997 is as follows:


                                                            1996         1997
                                                         ----------   ----------
 Machinery and equipment .............................    $43,181      $52,760
 Transportation equipment ............................      5,534        4,943
 Land and buildings ..................................      2,000        4,104

                            CRAIN INDUSTRIES, INC.

                        (In thousands except share data)


5. PROPERTY, PLANT AND EQUIPMENT (continued)

                                                1996          1997
                                            -----------   ------------
 Construction in progress ...............       4,965          3,965
 Leasehold improvements .................       3,871          3,552
 Less: accumulated depreciation .........      (9,678)       (20,533)
                                               ------        -------
                                             $ 49,873      $  48,791
                                             ========      =========

6.   FINANCING COSTS AND RELATED PARTY TRANSACTIONS

     In connection with the acquisition of the Company on August 25, 1995 (the "Acquisition"), the Company incurred aggregate fees and costs of $13,000. Costs of $10,000 related to the Senior Notes and Revolver (see Note 7) are included in deferred financing costs and amortized over the terms of the related borrowings. Costs of $500 related to the issuance of Holdings common stock have been deducted from the proceeds to reduce the carrying value of the common stock.

     In connection with the Acquisition and obtaining the related financing, the Company entered into a Monitoring and Oversight Agreement ("Agreement") with Hicks, Muse & Co. Partners L.P. ("Hicks, Muse") (an affiliate of the Company) pursuant to which the Company paid Hicks, Muse a cash fee of $2,500 as compensation for financial advisory services. The fees have been allocated to the debt and equity securities issued in connection with the Acquisition as deferred financing costs or as a deduction from the cash proceeds received from the sale of the common stock of Holdings. In connection with the Comfort Acquisition and obtaining the related financing, the Company paid a fee of $210 to Hicks, Muse. The Agreement further provides that the Company shall pay Hicks, Muse an annual fee of $250 for ten years for monitoring and oversight services adjusted annually at the end of each fiscal year to an amount equal to
 .1% of the consolidated net sales of the Company, but in no event less than $250 annually. The obligation under the Agreement and the related deferred financing costs have been recorded in the consolidated balance sheets.

7.   LONG-TERM OBLIGATIONS

     The composition of long-term obligations at December 31, 1996 and December 23, 1997 is as follows:

                                           1996         1997
                                        ----------   ----------
 Revolving credit facility ..........    $ 17,700     $ 23,124
 Senior subordinated notes ..........     100,000      100,000
 Capital lease obligations ..........          --          656
 Notes payable ......................         618          482
  Total .............................     118,318      124,262
                                         --------     --------
 Less current maturities ............         136          424
                                         --------     --------
                                         $118,182     $123,838
                                         ========     ========

     The schedule of principal payments for long-term obligations at December 23, 1997 is as follows:

                   1998 ........................    $    424
                   1999 ........................         453
                   2000 ........................      23,383
                   2001 ........................           2
                   2002 ........................          --
                   Thereafter ..................     100,000
                                                    --------
                                                    $124,262
                                                    ========

                            CRAIN INDUSTRIES, INC.

                        (In thousands except share data)


7.   LONG-TERM OBLIGATIONS (continued)

   Credit Agreement

     In connection with the Acquisition, Crain and Holdings entered into a credit agreement (the "Credit Agreement") dated as of August 29, 1995 with certain financial institutions. Borrowings under the Credit Agreement are collateralized by first priority mortgages and liens on all of the assets of the Company. In addition, borrowings under the Credit Agreement are guaranteed by Holdings. The Credit Agreement terminates on August 29, 2000, at which time all outstanding borrowings are due.

     The Credit Agreement consists of a $50,000 revolving credit facility (the "Revolver"). The Revolver provides that up to $7,500 of such facilities may be used for the issuance of letters of credit. At December 31, 1996 and December 23, 1997, Crain had $6,032 and $4,695 in outstanding letters of credit, respectively. At December 31, 1996, and December 23, 1997, there was $26,268 and $22,181, respectively, of unused borrowing capacity under the Credit Agreement. The Credit Agreement contains several financial covenants which, among other things, require Crain to maintain certain financial ratios and restrict Crain's ability to incur indebtedness, make capital expenditures and pay dividends. A commitment fee on the unused portion of the Revolver of .5% is payable on each quarterly payment date.

     Borrowings under the Revolver bear interest, at the option of Crain, at a rate per annum equal to (a) the Alternative Base Rate (as defined in the Credit Agreement) plus 1.5% or (b) the Eurodollar Rate (as defined in the Credit Agreement) plus 2.5%. The Alternative Base Rate and Eurodollar Rate margins are established quarterly based on a formula as defined in the Credit Agreement. Interest payment dates vary depending on the interest rate option to which the Revolver is tied, but generally interest is payable quarterly. At December 31, 1996 and December 23, 1997, the weighted average interest rate on the outstanding borrowings under the revolver was 8.49% and 8.67%, respectively.

   Senior Subordinated Notes

     The senior subordinated notes due 2005 (the "Senior Notes") were issued under an indenture, dated August 29, 1995 (the "Indenture") in connection with the Acquisition. The Senior Notes, represent unsecured general obligations of Crain and are subordinated to all Senior Debt (as defined in the Indenture) of Crain. The Senior Notes, which were originally sold pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, were exchanged for identical notes registered under such Act in February 1996.

     The Senior Notes mature on August 15, 2005. Interest on the Senior Notes is payable semi-annually on each February 15 and August 15. The Senior Notes bear interest at the rate of 13.5% per annum. The Senior Notes may not be redeemed prior to August 15, 2000, except in the event of a Change of Control (as defined) or Crain may, subject to certain requirements (as defined), on or prior to August 15, 1998 redeem up to 33-1/3% of the aggregate original principal amount with proceeds from an Equity Offering (as defined).

     The Senior Notes are fully and unconditionally (as well as jointly and severally) guaranteed on an unsecured, senior subordinated basis by Crain Aero, Inc. ("Crain Aero"). The Company's only other subsidiary, Sleep Solutions, Industries, Inc. ("Sleep Solutions"), does not guarantee the Senior Notes as it is not required under the terms of the Indenture. Crain Aero and Sleep Solutions are wholly-owned subsidiaries of the Company.

8.   STOCK OPTION PLANS

     In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation", the Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for Holdings' stock option plans. Accordingly, no compensation cost has been recognized for the plans. Had compensation cost for the plans been determined based upon the fair value at the grant date for awards under those plans, consistent with the methodology prescribed under SFAS No. 123, the effect of the Company's net income would be immaterial.

                            CRAIN INDUSTRIES, INC.

                        (In thousands except share data)


8.   STOCK OPTION PLANS (continued)

     Changes in the status of the stock option plans are summarized below:

                                  Weighted Average
                                   Exercise Price     Options      Options
                                     Per Share        Granted      Vested
                                 ----------------- ------------- ----------
   December 31, 1995 .........        $  1.00        2,032,323         --
    Granted ..................           1.26          175,000         --
    Vested ...................             --               --    235,600
    Forfeited ................           1.00         (100,000)        --
                                      -------        ---------    -------
   December 31, 1996 .........           1.06        2,107,323    235,600
    Granted ..................           1.87          251,500         --
    Vested ...................             --               --    180,600
    Forfeited ................           1.00          (75,000)        --
                                      -------        ---------    -------
   December 23, 1997 .........        $  1.05        2,283,823    416,200
                                      =======        =========    =======

     The weighted average grant-date fair value of options granted during 1996 and 1997 was $1.26 and $1.87 per share, respectively. Of the options outstanding at December 23, 1997, 1,038,000 options, 904,323 options, 90,000 options, and 251,500 options have exercise prices of $1.00, $1.19, $1.50, and $1.87, respectively, and have weighted average remaining contractual lives of
7.9 years, 7.7 years, 9 years, and 9.2 years, respectively. The weighted average exercise price of options vested at December 23, 1997 is $1.02 per share.

9.   INCOME TAXES

     The Company accounts for income taxes in accordance with the provisions of SFAS No. 109. The provision for income taxes for the year ended December 31, 1996 and the period ended December 23, 1997 is as follows:

                                                       1996          1997
                                                   ------------   ---------
  Current:
   Federal .....................................     $ (2,224)       $--
   State .......................................         (327)        --
  Deferred:                                                --
   Federal .....................................           --
   State .......................................        2,568         --
    Total ......................................          378
                                                     --------        ---
                                                     $    395        $
                                                     ========        ===

     Reconciliation between the statutory income tax rate and effective tax rate is summarized below:



                                                      1996         1997
                                                   ----------   ---------
  U.S. Federal statutory rate ..................    $    337       $--
   State taxes .................................          50        --
   Other .......................................           8        --
                                                    --------       ---
                                                    $    395       $--
                                                    ========       ===

                            CRAIN INDUSTRIES, INC.

                        (In thousands except share data)


9.   INCOME TAXES (continued)

     The tax effects of significant temporary differences representing deferred tax assets and liabilities are as follows:

                                                          1996         1997
                                                       ---------   -----------
   Deferred tax assets:
    Accrued liabilities not yet deductible .........    $2,625      $  1,077
    Net operating loss carry forward ...............     3,437         7,699
    Less valuation allowance on net operating loss
      carry forward ................................        --        (1,231)
    Other ..........................................    $  228           863
                                                        ------      --------
                                                        $6,290      $  8,408
                                                        ======      ========

                                                 1996        1997
                                              ---------   ---------
   Deferred tax liabilities:
    Depreciation and amortization .........    $6,601      $8,399
    Other .................................       165         485
                                               ------      ------
                                                6,766       8,884
                                               ------      ------
    Net deferred tax liability ............    $ (476)     $ (476)
                                               ======      ======

10.  COMMITMENTS

     The Company leases certain buildings, transportation vehicles and other equipment. Total rental expense under operating leases for the year ended December 31, 1996, the period ended December 23, 1997 was $9,286 and $9,693, respectively. Future minimum lease payments under capital and operating leases that have initial or remaining noncancelable terms in excess of one year, for years ending December 31 are:

                                               Capital     Operating
                                              ---------   ----------
 1998 .....................................   $  277       $ 4,948
 1999 .....................................      285         4,564
 2000 .....................................       92         3,703
 2001 .....................................        2         2,813
 2002 .....................................       --         2,547
 Thereafter ...............................       --        13,016
                                              ------       -------
                                              $  656       $31,591
                                              ======       =======

     The Company does not hold any derivative financial instruments with off-balance sheet risk.

11.  CONTINGENCIES

     The Company is subject to legal proceedings and claims which arise in the normal course of business. In the opinion of the Company's management, the ultimate liabilities with respect to these actions should not, individually or in the aggregate, have a material adverse effect on the Company's financial condition or results of operations. The Company believes it is in material compliance with applicable environmental laws and regulations and that its environmental controls are adequate to address existing regulatory requirements.

     On December 13, 1995, the Company initiated a lawsuit in the District Court of Dallas County, Texas styled Crain Industries, Inc., f/k/a Crain Acquisition Corp. v. Dude, Inc., f/k/a Crain Industries, Inc., H.C. "Dude" Crain, Jr., et al., Cause No. 95-12997, seeking money damages based on certain allegations of misrepresentation, fraud,

                            CRAIN INDUSTRIES, INC.

                        (In thousands except share data)


11.  CONTINGENCIES (continued)

and breach of contract in connection with the acquisition of Crain Industries, Inc., an Arkansas corporation (the "Predecessor"). In August, 1996, the Company settled all litigation with the sole shareholder of the Predecessor. The settlement amounted to a $10,000 reduction in the purchase price through the cancellation of a $10,000 note payable owed to the sole shareholder of the Predecessor.

12.  RETIREMENT PLAN

     The Company has a defined contribution retirement savings plan (the "Plan") covering substantially all employees who meet certain eligibility requirements as to age and length of service. The Plan incorporates the salary deferral provision of Section 401(k) of the Internal Revenue Code and employees may defer up to 15% of compensation or the annual maximum limit prescribed by the Internal Revenue Code. The Company may elect to match a percentage of the employees' deferrals. Company contribution expense related to the Plan for the year ended December 31, 1996 and the period ended December 23, 1997 was approximately $555 and $660, respectively.

13.  STOCK MERGER

     On December 23, 1997, the Company consummated a stock merger agreement pursuant to which Foamex International, L.L.P. acquired all of the outstanding stock of Crain Holdings Corp., for an aggregate cash consideration of $213.0 million.

================================================================================

        No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this Prospectus in connection with the Exchange Offer covered by this Prospectus. If given or made such information or representations must not be relied upon as having been authorized by the Issuers. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the New Notes in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implications that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Issuers since the date hereof.


                               TABLE OF CONTENTS


                                                             Page
                                                           --------
Incorporation of Certain Documents by
   Reference .............................................    iii
Available Information ....................................    iii
Prospectus Summary .......................................     1
Risk Factors .............................................    12
The Crain Acquisition ....................................    18
Use of Proceeds ..........................................    18
Capitalization ...........................................    19
Pro forma Condensed Combined
   Financial Information .................................    20
Selected Historical Consolidated Financial
   Information of Foamex .................................    23
Selected Historical Consolidated Financial
   Information of Crain ..................................    25
Management's Discussion and Analysis of
   Financial Condition and Results of Operations .........    27
Business .................................................    36
The Exchange Offer .......................................    47
Management ...............................................    55
Security Ownership of Certain Beneficial Owners ..........    58
Certain Relationships and Related Transactions ...........    59
Description of Certain Debt Instruments ..................    63
Description of Notes .....................................    66
Description of the Partnership Agreement .................    94
Certain Federal Income Tax Considerations ................    96
Plan of Distribution .....................................    98
Legal Matters ............................................    98
Experts ..................................................    99
Forward-Looking Statements ...............................    99
Index to Financial Statements ............................    F-1


UNTIL SEPTEMBER 14, 1998 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE NEW NOTES OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
                                   PROSPECTUS

--------------------------------------------------------------------------------
                                  $98,000,000


                                   Foamex L.P.
                                       and
                           Foamex Capital Corporation

                   13-1/2% Senior Subordinated Notes due 2005







                                  June 15, 1998
                             ----------------------
================================================================================